As filed with the Securities and Exchange Commission on October 2, 2015

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1389	52-0684746
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

42, rue Saint-Dominique Paris, France 75007 33-1-4062-1000	62 Buckingham Gate London, United Kingdom SW1E 6AJ 44-20-7074-3000

5599 San Felipe, 17th Floor Houston, Texas 77056 (713) 513-2000	Parkstraat 83, The Hague The Netherlands, 2514 JG 31-70-310-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Saul R. Laureles

Deputy General Counsel

Schlumberger Limited

5599 San Felipe, 17th Floor

Houston, Texas 77056

(713) 513-2000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

J. David Kirkland, Jr. Tull R. Florey Andrew J. Ericksen Baker Botts L.L.P. 910 Louisiana Street Houston, Texas 77002 (713) 229-1234	William C. Lemmer Senior Vice President and General Counsel Cameron International Corporation 1333 West Loop South, Suite 1700 Houston, Texas 77027 (713) 513-3300	Scott A. Barshay George F. Schoen Keith Hallam Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019 (212) 474-1000

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☒		Accelerated filer	☐
Non-accelerated filer	☐	(Do not check if a smaller reporting company)	Smaller reporting company	☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, par value $0.01 per share	140,523,049	N/A	$9,174,231,711	$923,845.13

(1)	Represents the maximum number of shares of common stock, par value of $0.01 per share, of Schlumberger Limited to be issuable upon the completion of the merger described herein, equal to the product of (i) 196,261,241, the number of shares of Cameron International Corporation common stock outstanding on September 30, 2015 (other than shares owned by Cameron International Corporation, the registrant and any of their respective subsidiaries) or issuable pursuant to outstanding stock options, restricted stock units and deferred stock units of Cameron International Corporation, multiplied by (ii) the exchange ratio of 0.716 shares of Schlumberger Limited common stock for each share of Cameron International Corporation common stock.
(2)	Estimated solely for the purpose of calculating the registration fee required by Section 6(b) of the Securities Act and calculated pursuant to Rules 457(f) and 457(c) under the Securities Act. The proposed maximum aggregate offering price of the registrant’s common stock was calculated based upon the market value of shares of Cameron International Corporation common stock (the securities to be canceled in the merger) in accordance with Rule 457(c), 457(f)(1) and 457(f)(3) and is equal to the product of (i) $61.185, the average of the high and low prices per share of Cameron International Corporation common stock on the New York Stock Exchange on September 30, 2015, less the cash consideration to be paid in the merger of $14.44 per share, multiplied by (ii) 196,261,241, the maximum number of shares of Cameron International Corporation common stock that may be canceled and converted in the merger as of September 30, 2015.
(3)	Calculated pursuant to Section 6(b) of the Securities Act and SEC Fee Advisory #1 for Fiscal Year 2016 at a rate equal to $100.70 per $1.0 million of the proposed aggregate offering price.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

SUBJECT TO COMPLETION, DATED OCTOBER 2, 2015

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

To the Stockholders of Cameron International Corporation:

We cordially invite you to attend a special meeting of stockholders of Cameron International Corporation, which we refer to as Cameron, to be held on [—], at Cameron’s corporate headquarters, 1333 West Loop South, Suite 1700, Houston, Texas 77027, commencing at [—], a.m. local time. As previously announced, Cameron, Schlumberger Limited (Schlumberger N.V.), which we refer to as Schlumberger, and Schlumberger Holdings Corporation, which we refer to as Schlumberger US, have entered into an Agreement and Plan of Merger, dated as of August 25, 2015, which we refer to as the merger agreement. Pursuant to the terms of the merger agreement, a subsidiary of Schlumberger US will merge with and into Cameron, which we refer to as the merger, with Cameron surviving the merger as a direct wholly-owned subsidiary of Schlumberger US.

If the merger is completed, holders of Cameron common stock will be entitled to receive 0.716 shares of Schlumberger common stock and $14.44 in cash, without interest, together with cash in lieu of fractional shares, which we refer to as the merger consideration, for each share of Cameron common stock that they own. Based on the closing price of Schlumberger common stock on the New York Stock Exchange, which we refer to as the NYSE, on August 25, 2015, the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $66.36 in value per share of Cameron common stock. This amount represented a premium of approximately 56.3% to the closing price of Cameron common stock on the NYSE on August 25, 2015. Based on the closing price of Schlumberger common stock on the NYSE on [—], 2015, the most recent practicable trading day before the date of this proxy statement/prospectus, the merger consideration represented approximately $[—] per share of Cameron common stock. Schlumberger common stock is listed on the NYSE under the trading symbol “SLB,” and Cameron common stock is listed on the NYSE under the trading symbol “CAM.” We encourage you to obtain quotes for the Schlumberger common stock, given that part of the merger consideration is payable in Schlumberger common stock, and Cameron common stock.

Under the General Corporation Law of the State of Delaware, the approval of Cameron stockholders must be obtained before effecting the merger and the other transactions contemplated by the merger agreement. Based on the estimated number of shares of Cameron common stock and Schlumberger common stock that will be outstanding immediately prior to the closing of the merger, we estimate that, upon closing, existing Schlumberger stockholders will own approximately [90]% of the outstanding shares of Schlumberger common stock and former Cameron stockholders will own approximately [10]% of the outstanding shares of Schlumberger common stock.

At the special meeting, Cameron stockholders will be asked to vote on (1) a proposal to adopt the merger agreement; (2) a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Cameron’s named executive officers in connection with the merger; and (3) a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Cameron common stock entitled to vote on the matter at the special meeting vote to approve the proposal to adopt the merger agreement. A FAILURE TO VOTE, A BROKER NON-VOTE OR AN ABSTENTION WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT. The advisory proposal concerning the compensation that may become payable to Cameron’s named executive officers in connection with the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies each require the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. With respect to the advisory proposal concerning the compensation that may become payable to Cameron’s named executive officers in connection with the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, a failure to vote or a broker non-vote will have no effect on the outcome of such proposals (assuming that a quorum is present, in the case of the advisory compensation proposal), but a vote to abstain will have the same effect as a vote cast “AGAINST” these proposals.

We cannot complete the merger unless the Cameron stockholders approve the proposal to adopt the merger agreement. The merger is not conditioned on approval of the advisory proposal concerning the compensation that may become payable to Cameron’s named executive officers in connection with the merger or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the special meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting.

The Cameron board of directors has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cameron and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Cameron stockholders, and recommended that the Cameron stockholders vote to adopt the merger agreement. ACCORDINGLY, THE CAMERON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, A VOTE “FOR” THE ADVISORY PROPOSAL CONCERNING THE COMPENSATION THAT MAY BECOME PAYABLE TO CAMERON’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER AND A VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES. In considering the recommendation of the Cameron board of directors, you should be aware that certain directors and executive officers of Cameron will have interests in the merger that may be different from, or in addition to, the interests of Cameron stockholders generally. See the section entitled “The Merger—Interests of Cameron’s Directors and Executive Officers in the Merger” beginning on page 63 of this proxy statement/prospectus.

The obligations of Cameron and Schlumberger to complete the merger are subject to the satisfaction or waiver of several conditions set forth in the merger agreement. More information about Cameron, Schlumberger and the merger is contained in this proxy statement/prospectus. Before voting, we urge you to read carefully and in their entirety the accompanying proxy statement/prospectus, including the Annexes and the documents incorporated by reference. In particular, we urge you to read carefully the section entitled “Risk Factors” beginning on page 26 of this proxy statement/prospectus. If you have any questions regarding this proxy statement/prospectus, you may contact D.F. King & Co., Inc., Cameron’s proxy solicitor, by calling toll-free at (866) 751-6312.

Thank you for your continued support of and interest in Cameron. We at Cameron look forward to the successful combination of Cameron and Schlumberger.

Very truly yours,

Jack B. Moore

Chairman and Chief Executive Officer

Cameron International Corporation

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [—], 2015 and is first being mailed to Cameron stockholders on or about [—], 2015.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Schlumberger and Cameron from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge. You can obtain copies of the documents incorporated by reference into this proxy statement/prospectus through the Securities and Exchange Commission (sometimes referred to as the SEC) website at www.sec.gov or by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Schlumberger Limited 5599 San Felipe, 17th Floor Houston, Texas 77056 Investor Relations (713) 375-3535	Cameron International Corporation 1333 West Loop South, Suite 1700 Houston, TX 77027 Corporate Secretary (713) 513-3300

In addition, you may also obtain additional copies of this proxy statement/prospectus or the documents incorporated by reference into this proxy statement/prospectus by contacting D.F. King & Co., Inc., Cameron’s proxy solicitor, at the address and telephone numbers listed below. You will not be charged for any of these documents that you request.

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 493-3910

All Others Please Call Toll-Free: (866) 751-6312

To obtain timely delivery of documents, you must request them no later than five business days before the date of the special meeting. Therefore, if you would like to request documents from Cameron, please do so by [—], in order to receive them before the special meeting.

See “Where You Can Find More Information” beginning on page 127 of this proxy statement/prospectus.

SUBMITTING PROXIES BY MAIL, TELEPHONE OR INTERNET

Cameron stockholders of record may submit their proxies:

•	by telephone (within the United States, US territories and Canada) using the toll-free telephone number listed on the enclosed proxy card, until 11:59 p.m. local time on [—];

•	through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card by 11:59 p.m. local time on [—]; or

•	by mail, by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided before [—]:

Stockholders of Cameron whose shares are held in “street name” must provide their broker, nominee, fiduciary or other custodian with instructions on how to vote their shares; otherwise, their broker, nominee, fiduciary or other custodian will not vote their shares on any of the proposals before the special meeting. Stockholders of Cameron should check the voting form provided by their broker, nominee, fiduciary or other custodian for instructions on how to vote their shares.

1333 West Loop South, Suite 1700

Houston, Texas 77027

(713) 513-3300

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

TO BE HELD ON [—]

To the Stockholders of Cameron International Corporation:

You are cordially invited to a special meeting of stockholders of Cameron International Corporation, which we refer to as Cameron, which will be held at Cameron’s corporate headquarters, 1333 West Loop South, Suite 1700, Houston, Texas 77027, on [—], at [—] a.m. local time, for the following purposes:

1.	to vote on a proposal to adopt the Agreement and Plan of Merger, which we refer to as the merger agreement, dated as of August 25, 2015, as may be amended from time to time, among Schlumberger Holdings Corporation, an indirect wholly-owned subsidiary of Schlumberger Limited, Rain Merger Sub LLC, a direct wholly-owned subsidiary of Schlumberger Holdings Corporation, Schlumberger Limited (Schlumberger N.V.), which we refer to as Schlumberger, and Cameron, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part;

2.	to vote on a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Cameron’s named executive officers in connection with the merger; and

3.	to vote on a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting.

Your proxy is being solicited by the Cameron board of directors. The Cameron board of directors has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cameron and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that the adoption of the merger agreement be submitted to a vote at a meeting of the Cameron stockholders, and recommended that the Cameron stockholders vote to adopt the merger agreement. ACCORDINGLY, THE CAMERON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, A VOTE “FOR” THE ADVISORY PROPOSAL CONCERNING THE COMPENSATION THAT MAY BECOME PAYABLE TO CAMERON’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER AND A VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES.

The Cameron board of directors has fixed the close of business on [—] as the record date for determination of Cameron stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding Cameron common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. The merger cannot be completed unless the holders of at least a majority of the outstanding shares of Cameron common stock entitled to vote on the matter at the special meeting vote to approve the proposal to adopt the merger agreement. A FAILURE TO VOTE, A BROKER NON-VOTE OR AN ABSTENTION, WILL HAVE THE SAME EFFECT AS A VOTE “AGAINST” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT. The advisory proposal concerning the compensation that may become payable to Cameron’s named executive officers in connection with the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies each require the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. With respect to the advisory proposal concerning the compensation that may become payable to Cameron’s named executive officers in connection with the merger and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies, a failure to vote or a broker non-vote will have no effect on the outcome of such proposals (assuming that a quorum is present, in the case of the advisory compensation proposal), but a vote to abstain will have the same effect as a vote cast “AGAINST” these proposals.

Your vote is very important. Whether or not you plan to attend the meeting in person, we urge you to vote by Internet, telephone or mail to ensure that your shares are represented at the meeting. Registered stockholders may vote in person at the special meeting or by proxy, in one of three ways: (1) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; (2) by telephone (within the United States, US territories and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (3) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker, trust company or other nominee, follow the instructions you receive from your nominee on how to vote your shares.

A government-issued picture identification will be required to enter the special meeting. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares are held by a bank, broker, trust company or other nominee, you will be required to present evidence of your ownership of shares, which you can obtain from your broker, bank, trust company or other nominee.

The enclosed proxy statement/prospectus provides a detailed description of the merger, the merger agreement and the other matters to be considered at the special meeting. We urge you to read this proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions regarding the accompanying proxy statement/prospectus, you may contact D.F. King & Co., Inc., Cameron’s proxy solicitor, by calling toll-free at (866) 751-6312.

Very truly yours,

Grace B. Holmes

Vice President, Corporate Secretary

and Chief Governance Officer

i

(continued)

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE CAMERON SPECIAL MEETING

The following are some questions that you, as a stockholder of Cameron, may have regarding the merger, the merger agreement and the special meeting, and brief answers to those questions. You are urged to read carefully this proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus in their entirety because this section may not provide all of the information that is important to you with respect to the merger, the merger agreement and the special meeting. Additional important information is contained in the annexes to, and the documents incorporated by reference into, this proxy statement/prospectus. You may obtain the information incorporated by reference into this proxy statement/prospectus without charge by following the instructions under the section entitled “Where You Can Find More Information” beginning on page 127 of this proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	You are receiving this document because you were a stockholder of record of Cameron on the record date for the special meeting. Schlumberger US, Schlumberger and Cameron have agreed to combine under the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is attached as Annex A.

This proxy statement/prospectus serves as the proxy statement through which Cameron will solicit proxies to obtain the necessary stockholder approval for the merger. It also serves as the prospectus by which Schlumberger will issue shares of Schlumberger common stock to pay the stock portion of the merger consideration.

In order to complete the merger, among other things, Cameron stockholders must approve the proposal to adopt the merger agreement. Cameron is holding the special meeting to ask its stockholders to vote on the proposal to adopt the merger agreement.

At the special meeting, Cameron stockholders will also be asked to vote on a proposal, by non-binding, advisory vote, concerning compensation that may become payable to Cameron’s named executive officers in connection with the merger and a proposal to adjourn the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting.

This document contains important information about the merger, the merger agreement and the special meeting, and you should read it carefully. The enclosed voting materials allow you to vote your shares without attending the special meeting.

Q:	Does my vote matter?

A:	Yes, your vote is very important. We encourage you to vote as soon as possible.

The merger cannot be completed unless the holders of at least a majority of the shares of Cameron common stock outstanding and entitled to vote on the matter at the special meeting vote to approve the proposal to adopt the merger agreement. If you fail to submit a proxy or vote in person at the special meeting, or vote to abstain, or you do not provide your bank, broker, trust company or other nominee with instructions, as applicable, this will have the same effect as a vote “AGAINST” the proposal to adopt the merger agreement.

Q:	How many votes are required to approve each proposal?

A:	The following votes are required to approve each proposal:

•	The approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Cameron common stock outstanding and entitled to vote on such proposal.

•	The approval of the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers requires the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. Shares represented at the meeting and entitled to vote on such proposal include all shares that are voted in person at the meeting or that are represented by valid proxies.

•	The approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies requires the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. Shares represented at the meeting and entitled to vote on such proposal include all shares that are voted in person at the meeting or that are represented by valid proxies.

Q:	How does the Cameron board of directors recommend that I vote at the special meeting?

A:	The Cameron board of directors unanimously recommends a vote “FOR” each of the proposal to adopt the merger agreement, the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	What will happen in the merger?

A:	Schlumberger US, Rain Merger Sub LLC, Schlumberger and Cameron have agreed to a merger pursuant to which Rain Merger Sub LLC, a wholly-owned subsidiary of Schlumberger US that was formed for the purpose of the merger, will be merged with and into Cameron, with Cameron continuing as the surviving entity, and Schlumberger US acquiring all of the stock of Cameron.

In the merger, Schlumberger will issue shares of Schlumberger common stock to Schlumberger US, which will deliver those shares and cash as the consideration to be paid to holders of Cameron common stock. Following the merger, Cameron will cease to be a publicly held corporation and will be a wholly-owned subsidiary of Schlumberger US.

Q:	What will I receive in the merger?

A:	If the merger is completed, each share of Cameron common stock issued and outstanding immediately prior to the completion of the merger will be canceled and converted automatically into the right to receive 0.716 shares of Schlumberger common stock and $14.44 in cash, without interest. If the aggregate number of shares of Schlumberger common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of Schlumberger common stock, you will receive cash in lieu of that fractional share.

Q:	How do I calculate the value of the merger consideration?

A:	Because Schlumberger will pay a fixed amount of cash and issue a fixed number of shares of Schlumberger common stock as part of the merger consideration, the value of the merger consideration will depend in part on the price per share of Schlumberger common stock at the time the merger is completed. That price will not be known at the time of the special meeting and may be greater or less than the current price of Schlumberger common stock or the price of Schlumberger common stock at the time of the special meeting. The market price of Schlumberger common stock will fluctuate prior to the merger, and the market price of Schlumberger common stock when received by Cameron stockholders after the merger is completed could be greater or less than the current market price of Schlumberger common stock. See “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

Based on the closing price of Schlumberger common stock on the NYSE on August 25, 2015, the last trading day before the public announcement of the merger agreement, the merger consideration represented approximately $66.36 per share of Cameron common stock. Based on the closing price of Schlumberger common stock on the NYSE on [—], 2015, the most recent practicable trading day prior to the date of this proxy statement/prospectus, the merger consideration represented approximately $[—] in value per share of Cameron common stock. We urge you to obtain current market quotations of Cameron common stock and Schlumberger common stock.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The exchange of Cameron common stock for Schlumberger common stock and cash in the merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Schlumberger common stock and cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Cameron common stock, and (2) the U.S. Holder’s adjusted tax basis in its Cameron common stock.

Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences,” a Non-U.S. Holder (as defined below) generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of Cameron common stock for Schlumberger common stock and cash in the merger.

Please refer to “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 68 of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Q:	What happens if the merger is not completed?

A:	If the proposal to adopt the merger agreement is not approved by Cameron stockholders or if the merger is not completed for any other reason, you will not receive any payment for your shares of Cameron common stock in connection with the merger. Instead, Cameron will remain as a public company and Cameron common stock will continue to be registered under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and listed and traded on the NYSE. If the merger agreement is terminated under specified circumstances, Cameron may be required to pay Schlumberger US a termination fee of $321 million as described under “The Merger Agreement—Termination, Amendment and Waiver—Fees and Expenses” beginning on page 90 of this proxy statement/prospectus.

Q:	Will I receive future dividends?

A:	Cameron does not pay regular quarterly cash dividends on shares of its common stock, and under the merger agreement Cameron will not be permitted to pay cash dividends. After completion of the merger, you will be entitled to dividends on any shares of Schlumberger common stock you receive in the merger. Although Schlumberger provides no assurances as to the level or payment of any future dividends on shares of its common stock, and Schlumberger’s board of directors has the power to modify its dividend policy at any time, Schlumberger currently pays dividends at a quarterly rate of $0.50 per share of Schlumberger common stock.

Q:	How do Cameron’s directors and executive officers intend to vote?

A:	Cameron’s directors and executive officers have informed us that they intend, as of the date hereof, to vote all of their shares of Cameron common stock in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so. At the close of business on the record date, directors and executive officers of Cameron and their affiliates were entitled to vote approximately [—] shares of Cameron common stock, or approximately [—]% of the shares of Cameron common stock outstanding on that date.

Q:	What happens if I sell my shares after the record date but before the special meeting?

A:	The record date for the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of Cameron common stock after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting. However, you will not have the right to receive the merger consideration to be received by Cameron stockholders in the merger. In order to receive the merger consideration, you must hold your shares through completion of the merger.

Q:	Am I entitled to appraisal rights if I vote against the adoption of the merger agreement?

A:	Yes. Cameron stockholders are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, provided they fully comply with and follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see “The Merger—Appraisal Rights” beginning on page 67 of this proxy statement/prospectus. In addition, a copy of Section 262 of the DGCL is attached as Annex B to this proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Q:	Is completion of the merger subject to any conditions?

A:	Yes. In addition to the approval of the proposal to adopt the merger agreement by Cameron stockholders, completion of the merger requires the receipt of the necessary governmental and regulatory approvals and the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement.

Q:	Is consummation of the merger contingent upon approval by the holders of Schlumberger common stock?

A:	No. A vote of holders of Schlumberger’s common stock is not required to consummate the merger.

Q:	When do you expect to complete the merger?

A:	Cameron and Schlumberger are working to complete the merger as promptly as practicable. Cameron and Schlumberger currently expect to complete the merger in the first quarter of 2016, subject to receipt of Cameron’s stockholder approval of the proposal to adopt the merger agreement, governmental and regulatory approvals and other usual and customary closing conditions. However, no assurance can be given as to when, or if, the merger will occur.

Q:	Why am I being asked to consider and vote on a proposal, by non-binding, advisory vote, concerning compensation that may become payable to Cameron’s named executive officers in connection with the merger?

A:	Under SEC rules, Cameron is required to seek a non-binding, advisory vote with respect to certain compensation that may become payable to Cameron’s named executive officers in connection with the merger.

Q:	What will happen if Cameron stockholders do not approve the merger-related compensation arrangements for Cameron’s named executive officers?

A:

Approval of the compensation that may become payable to Cameron’s named executive officers that is based on, or otherwise relates to, the merger is not a condition to completion of the merger. Accordingly, you may vote not to approve the proposal concerning the merger-related compensation arrangements for Cameron’s named executive officers and vote to approve the proposal to adopt the merger agreement. The vote on the proposal concerning the merger-related compensation arrangements for Cameron’s named executive officers is an advisory vote and will not be binding on Cameron or the surviving corporation in the merger. If the merger is completed, because Cameron is contractually obligated to pay such compensation, the compensation will be payable, subject only to the contractual conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

Q:	Should I send in my stock certificates now?

A:	No. Cameron stockholders should not send in their stock certificates at this time. At the effective time of the merger, your shares of Cameron common stock will be converted automatically into the right to receive the merger consideration. After completion of the merger, Schlumberger US’s exchange agent will send you a letter of transmittal and instructions for exchanging your shares of Cameron common stock for the merger consideration. Upon surrender of the certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents, a Cameron stockholder will receive the merger consideration and any unpaid dividends and distributions declared and paid in respect of Schlumberger common stock after completion of the merger. The shares of Schlumberger common stock you receive in the merger will be issued in book-entry form.

Q:	What will happen to outstanding Cameron equity compensation awards in the merger?

A:	For information regarding the treatment of Cameron’s equity awards, please see the section of this proxy statement/prospectus entitled “The Merger Agreement—Treatment of Equity Awards” beginning on page 76 of this proxy statement/prospectus.

Q:	What if I participate in the Cameron and OneSubsea Retirement Savings Plans?

A:	Shares of common stock held in our Retirement Savings Plans are held of record and are voted by the trustee of the Retirement Savings Plans at the direction of Retirement Savings Plan participants. Participants in the Retirement Savings Plans will be provided with a full paper set of proxy materials. Participants in the Retirement Savings Plans may direct the trustee of the plans as to how to vote shares allocated to their Retirement Savings Plan accounts. If you do not provide voting instructions, the trustee will vote shares allocated to your plan account in the same proportion as those votes cast by plan participants submitting voting instructions considered as a group.

The cutoff date for voting for participants in the Retirement Savings Plans is [—].

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on [—], at Cameron’s corporate headquarters, 1333 West Loop South, Suite 1700, Houston, Texas 77027, commencing at [—] a.m. local time.

Q:	Who may vote?

A:	You are entitled to vote your shares of Cameron common stock if you are a stockholder of record as of the close of business on [—], the record date for the special meeting.

Q:	How many votes do I have?

A:	You are entitled to one vote for each share of Cameron common stock that you owned as of the close of business on the record date. The enclosed proxy card shows the number of shares that you are entitled to vote. As of the close of business on [—], there were approximately [—] outstanding shares of Cameron common stock.

Q:	What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:

If your shares of Cameron common stock are registered directly in your name with the transfer agent of Cameron, Computershare Trust Company, N.A., you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote, or to grant a proxy for your vote directly to Cameron or to a third party to vote, at the special meeting.

If your shares are held by a bank, broker, trust company or other nominee, you are considered the beneficial owner of shares held in “street name,” and your bank, broker, trust company or other nominee is considered the stockholder of record with respect to those shares. Your bank, broker, trust company or other nominee will send you, as the beneficial owner, a package describing the procedure for voting your shares. You should follow the instructions provided by them to vote your shares. You are invited to attend the special meeting; however, you may not vote these shares in person at the special meeting unless you obtain a “legal proxy” from your bank, broker, trust company or other nominee that holds your shares, giving you the right to vote the shares at the special meeting.

Q:	How do I vote?

A:	Registered stockholders may vote in person by attending the special meeting, or by telephone, Internet or mail. If you are voting by mail, please sign, date and return the enclosed proxy card. If you are voting by telephone or Internet, please follow the instructions on the enclosed proxy card. Whether or not you plan to attend the special meeting, we encourage you to vote by proxy as soon as possible. If your shares are held in the name of a bank, broker, trust company or other nominee, follow the instructions you receive from your nominee on how to vote your shares. If you hold your shares in more than one type of account or your shares are registered differently, you may receive more than one proxy card. We encourage you to vote each proxy card that you receive.

If you choose to attend the special meeting in person, a government-issued picture identification will be required to enter the special meeting. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares are held by a bank, broker, trust company or other nominee, you will be required to present evidence of your ownership of shares, which you can obtain from your broker, bank, trust company or other nominee.

Q:	How will my shares be voted?

A:	If you vote by proxy, the individuals named on the proxy card (your proxies) will vote your shares in the manner you indicate. You may also specify whether you approve, disapprove or abstain from the other proposals.

If you sign and return your proxy card without indicating your voting instructions, your shares will be voted “FOR” each of the proposal to adopt the merger agreement, the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	What if my shares are held by a broker?

A:	If your shares of Cameron common stock are held by a bank, broker, trust company or other nominee (that is, in “street name”), you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your bank, broker, trust company or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to Cameron or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker, trust company or other nominee.

If you do not instruct your bank, broker, trust company or other nominee on how to vote your shares, your nominee may not vote your shares on (1) the proposal to adopt the merger agreement (which will have the same effect as a vote “AGAINST” adoption of the merger agreement), (2) the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers (which will have no effect on the outcome of such proposal, assuming a quorum is present) or (3) the proposal to adjourn the special meeting, if necessary, to solicit additional proxies (which will have no effect on the outcome of such proposal). We refer to instances where a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner as “broker non-votes.”

Q:	May I revoke or change my vote?

A:	Yes. You may revoke or change your proxy at any time prior to a vote at the special meeting by:

•	notifying Cameron’s Corporate Secretary in writing;

•	signing and returning a proxy card with a later date;

•	subsequently voting by Internet or telephone; or

•	attending the special meeting and revoking the proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows: Cameron International Corporation, Attention: Corporate Secretary, 1333 West Loop South, Suite 1700, Houston, Texas 77027.

Attendance at the Cameron special meeting will not by itself revoke a previously granted proxy. If you hold your shares in “street name” and you wish to change your vote at the Cameron special meeting, you will need to obtain a “legal proxy” from the broker or nominee that holds your shares.

Q:	What constitutes a quorum?

A:	A majority of the shares of Cameron common stock issued and outstanding as of the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting will constitute a quorum for the special meeting. If you have returned valid proxy instructions or attend the meeting in person and are entitled to vote your shares at the meeting, your Cameron common stock will be counted for the purpose of determining whether there is a quorum, even if you wish to abstain from voting on some or all matters introduced at the meeting. “Broker non-votes” are not counted for quorum purposes unless the nominee has been instructed to vote on at least one of the proposals presented in this proxy statement/prospectus.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a holder of record and you sign and return your proxy card without indicating how to vote on any particular proposal, the Cameron common stock represented by your proxy will be voted “FOR” each of the proposal to adopt the merger agreement, the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, fail to instruct your bank, broker, trust company or other nominee to vote, or vote to abstain, it will have the same effect as a vote cast “AGAINST” the proposal to adopt the merger agreement.

If you fail to vote, fail to instruct your bank, broker, trust company or other nominee to vote, it will have no effect on the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers, assuming that a quorum is present, or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. A vote to abstain will have the same effect as a vote cast “AGAINST” the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Q:	What other matters will be acted upon at the meeting?

A:	We do not know of any other matters that will be presented at the special meeting, other than those mentioned in this proxy statement/prospectus.

Q:	Who pays the cost of this proxy solicitation?

A:	Cameron will pay the cost of solicitation of proxies, including preparing, printing and mailing this proxy statement/prospectus. Cameron has retained D.F. King & Co., Inc. to help in soliciting proxies for a fee not to exceed $12,500, plus reimbursement for out-of-pocket expenses. Cameron will also reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy materials to beneficial owners.

Q:	Who may attend the special meeting?

A:	Holders of record of Cameron common stock as of the close of business on [—] may attend the special meeting. For a period of at least 10 days prior to the special meeting, a complete list of stockholders entitled to vote at the special meeting will be open to examination by any Cameron stockholder during ordinary business hours at the Office of the Corporate Secretary at Cameron’s corporate offices at 1333 West Loop South, Suite 1700, Houston, Texas 77027.

Q:	What do I do if I receive more than one set of voting materials?

A:	You may receive more than one set of voting materials for the special meeting, including multiple copies of this proxy statement/prospectus, proxy cards and/or voting instruction forms. This can occur if you hold your shares in more than one brokerage account, if you hold shares directly as a record holder and also in “street name,” or otherwise through a nominee, and in certain other circumstances. If you receive more than one set of voting materials, each should be voted and/or returned separately in order to ensure that all of your shares are voted.

Q:	Who is the inspector of election?

A:	The Cameron board of directors has appointed a representative of Computershare Trust Company, N.A. to act as the inspector of election at the special meeting.

Q:	Where can I find the voting results of the special meeting?

A:	The preliminary voting results will be announced at the special meeting. In addition, within four business days following certification of the final voting results, Cameron intends to file the final voting results with the SEC on Form 8-K.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 26 of this proxy statement/prospectus.

Q:	What do I need to do now?

A:	Carefully read and consider the information contained in and incorporated by reference into this proxy statement/prospectus, including its annexes. Then, please vote your shares of Cameron common stock, which you may do by:

•	completing, dating, signing and returning the enclosed proxy card in the accompanying postage-paid envelope;

•	submitting your proxy by telephone or via the Internet by following the instructions included on your proxy card; or

•	attending the special meeting and voting by ballot in person.

If your shares are held in the name of a bank, broker, trust company or other nominee, please instruct your nominee to vote your shares by following the instructions you receive from your nominee.

Q:	Where can I find more information about the parties to the merger?

A:	You can find more information about Cameron and Schlumberger from the various sources described in the sections titled “The Companies” and “Where You Can Find More Information” beginning on pages 36 and 127 of this proxy statement/prospectus, respectively.

Q:	Whom should I call with questions?

A:	Cameron stockholders who have questions about the merger or the other matters to be voted on at the special meeting or desire additional copies of this document or additional proxy cards should contact:

D.F. KING & CO., INC.

48 Wall Street, 22nd Floor

New York, NY 10005

Banks and Brokers Call Collect: (212) 493-3910

All Others Please Call Toll-Free: (866) 751-6312

SUMMARY

This summary highlights selected information contained in this proxy statement/prospectus with respect to the merger and the merger agreement and may not contain all of the information that is important to you. To understand the merger and the merger agreement fully and for a more complete description of the legal terms of the merger agreement, you should carefully read this entire proxy statement/prospectus and the documents to which Schlumberger and Cameron refer you. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 127 of this proxy statement/prospectus. Schlumberger and Cameron have included in this summary references to other portions of this proxy statement/prospectus to direct you to a more complete description of the topics presented, which you should review carefully in their entirety.

The Companies (page 36)

Cameron International Corporation

Founded in 1920, Cameron is a leading provider of flow equipment products, systems and services to worldwide oil and gas industries.

Cameron’s common stock is listed on the NYSE, where it is traded under the symbol “CAM.”

Cameron was incorporated in the state of Delaware in November 1994. Cameron’s executive offices are headquartered at 1333 West Loop South, Suite 1700, Houston, Texas 77027, and its telephone number is (713) 513-3300.

Schlumberger Limited

Founded in 1926, Schlumberger Limited (Schlumberger N.V.), which we refer to as Schlumberger, is the world’s leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry.

The principal United States market for Schlumberger’s common stock is the NYSE, where it is traded under the symbol “SLB.” Schlumberger’s common stock is also traded on the Euronext Paris, London and SIX Swiss stock exchanges.

Schlumberger has principal executive offices in Paris, Houston, London and The Hague. Its principal executive offices in the United States are located at 5599 San Felipe, 17th Floor, Houston, Texas 77056, and its telephone number is (713) 513-2000.

Schlumberger Holdings Corporation

Formed in 2010, Schlumberger Holdings Corporation, which we refer to as Schlumberger US, is a Delaware corporation and an indirect wholly-owned subsidiary of Schlumberger. Schlumberger US is the parent company of Schlumberger’s U.S. subsidiaries that conduct Schlumberger’s U.S. operations.

Schlumberger US’s executive offices are located at 300 Schlumberger Drive, Sugar Land, Texas 77478, and its telephone number is (713) 513-2000.

Rain Merger Sub LLC

Rain Merger Sub LLC, which we refer to as Merger Sub, is a Delaware limited liability company and a direct wholly-owned subsidiary of Schlumberger US. Merger Sub was formed solely for the purpose of participating in the merger and has conducted no activities other than in connection with the merger.

The Merger

The Merger Agreement (page 75)

Schlumberger US, Merger Sub, Schlumberger and Cameron have entered into an Agreement and Plan of Merger dated as of August 25, 2015, which, as it may be amended from time to time, we refer to as the merger agreement. Subject to the terms and conditions of the merger agreement and in accordance with Delaware law, Merger Sub will be merged with and into Cameron, with Cameron continuing as the surviving corporation. Upon completion of this transaction, which we refer to as the merger, Cameron will be a wholly-owned subsidiary of Schlumberger US, and Cameron common stock will no longer be publicly traded. A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. You should read the entire merger agreement carefully before making any decisions regarding the merger, including approval of the proposal to adopt the merger agreement, because it is the legal document that governs the merger.

The Merger Consideration (page 76)

If the merger is completed, each share of Cameron common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive 0.716 shares of Schlumberger common stock and $14.44 in cash, without interest. The number of shares of Schlumberger common stock delivered in respect of each share of Cameron common stock in the merger is referred to as the exchange ratio, and the amount of cash delivered in respect of each share of Cameron common stock in the merger is referred to as the per share cash amount. Schlumberger US will not deliver any fractional shares of Schlumberger common stock in the merger. Instead, the total number of shares of Schlumberger common stock that each Cameron stockholder will receive in the merger will be rounded down to the nearest whole number, and each Cameron stockholder will receive cash, without interest, for any fractional shares of Schlumberger common stock that he or she would otherwise receive in the merger. The amount of cash for fractional shares will be calculated by multiplying the fraction of a share of Schlumberger common stock that the Cameron stockholder would otherwise be entitled to receive in the merger by the closing sale price of a share of Schlumberger common stock on the business day immediately preceding the completion of the merger. The Schlumberger common stock issuable based on the exchange ratio, the cash payable based on the per share cash amount and any cash payable in lieu of fractional shares are collectively referred to as the merger consideration.

Example: If you currently own 100 shares of Cameron common stock, you will be entitled to receive 71 shares of Schlumberger common stock based on the exchange ratio, $1,440 in cash based on the per share cash amount and cash for the market value of 0.6 shares of Schlumberger common stock at the closing sale price of a share of Schlumberger common stock on the business day immediately preceding the completion of the merger.

The exchange ratio and the per share cash amount are fixed, which means that they will not change between now and the date of the merger, regardless of whether the market price of either Schlumberger or Cameron common stock changes. Therefore, the value of the merger consideration will depend in part on the market price of Schlumberger common stock at the time Cameron stockholders receive Schlumberger common stock in the merger. The market price of Schlumberger common stock will fluctuate prior to the merger, and the market price of Schlumberger common stock when received by Cameron stockholders in connection with the merger could be greater or less than the current market price of Schlumberger common stock.

Special Meeting of Cameron Stockholders (page 37)

Meeting

The Cameron special meeting will be held on [—], at Cameron’s corporate headquarters, 1333 West Loop South, Suite 1700, Houston, Texas 77027, commencing at [—] a.m. local time. At the Cameron special meeting, Cameron stockholders will be asked to vote on the following proposals:

•	to adopt the merger agreement;

•	to approve by non-binding, advisory vote, the compensation that may become payable to Cameron’s named executive officers in connection with the merger; and

•	to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting.

Record Date

Only Cameron stockholders of record at the close of business on [—], which we refer to as the record date, will be entitled to notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

At the close of business on the record date, there were [—] shares of Cameron common stock issued and outstanding and entitled to vote at the special meeting. Cameron stockholders are entitled to one vote for each share of Cameron common stock they owned as of the close of business on the record date.

For a period of at least 10 days prior to the special meeting, a complete list of stockholders entitled to vote at the special meeting will be open to examination by any Cameron stockholder during ordinary business hours at the Office of the Corporate Secretary at Cameron’s corporate offices at 1333 West Loop South, Suite 1700, Houston, Texas 77027.

Required Vote

To adopt the merger agreement, holders of a majority of the shares of Cameron common stock outstanding on the record date must vote in favor of adoption of the merger agreement. Cameron cannot complete the merger unless its stockholders adopt the merger agreement. Because approval is based on the affirmative vote of a majority of the outstanding shares of Cameron common stock, a Cameron stockholder’s failure to vote, an abstention from voting or the failure of a Cameron stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will all have the same effect as a vote “AGAINST” adoption of the merger agreement.

The approval of the advisory compensation proposal and the approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies each requires the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. A Cameron stockholder’s failure to vote or the failure of an Cameron stockholder who holds his or her shares in “street name” through a broker or other nominee to give voting instructions to such broker or other nominee will have no effect on the proposal to adjourn the special meeting, if necessary, to solicit additional proxies and, assuming a quorum is present, the advisory compensation proposal. A Cameron stockholder’s abstention from voting will have the effect of a vote “AGAINST” the advisory compensation proposal and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. The advisory compensation proposal is an advisory vote only and will not be binding on Cameron or the Cameron board of directors.

Recommendation of the Cameron Board of Directors

After careful consideration, the Cameron board of directors, at a meeting held on August 25, 2015, unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement, declared that it is in the best interests of Cameron and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement, directed that adoption of the merger agreement be submitted to a vote at a meeting of the Cameron stockholders, and recommended that the Cameron stockholders vote to adopt the merger agreement. Accordingly, the Cameron board of directors unanimously recommends that Cameron stockholders vote “FOR” the proposal to adopt the merger agreement and vote “FOR” all other proposals.

In evaluating the merger, the Cameron board of directors consulted with and received the advice of Cameron’s outside legal and financial advisors, held discussions with Cameron’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, those listed in “The Merger—Cameron’s Reasons for the Merger; Recommendation of the Cameron Board of Directors.”

Schlumberger Stockholder Approval Is Not Required

Schlumberger stockholders are not required to adopt the merger agreement or approve the merger or the issuance of shares of Schlumberger common stock in connection with the merger.

Share Ownership of Cameron’s Directors and Executive Officers (page 38)

At the close of business on the record date, directors and executive officers of Cameron and their affiliates owned and were entitled to vote [—] shares of Cameron common stock, or approximately [—]% of the shares of Cameron common stock outstanding on that date. Cameron’s directors and executive officers have informed Cameron that they intend, as of the date hereof, to vote their shares in favor of the adoption of the merger agreement and each of the other Cameron proposals described in this proxy statement/prospectus, although none of them have entered into any agreements obligating them to do so.

Treatment of Equity Awards (page 76)

At the effective time of the merger, all outstanding options to purchase shares of Cameron common stock, including any options granted following the execution of the merger agreement, will be converted into options to purchase shares of Schlumberger common stock with the duration and terms of such converted options to remain generally the same as the original Cameron option. The number of shares of Schlumberger common stock subject to each option will be determined by multiplying the number of shares of Cameron common stock subject to the original Cameron option by the equity award exchange ratio, rounded down to the nearest whole share. See “The Merger Agreement—Treatment of Equity Awards—Stock Options” beginning on page 76 of this proxy statement/prospectus. The option exercise price per share of Schlumberger common stock will be equal to the option exercise price per share of Cameron common stock under the original Cameron option divided by the equity award exchange ratio, rounded up to the nearest whole cent. The term “equity award exchange ratio” means (1) the exchange ratio (0.716) plus (2) the quotient obtained by dividing $14.44 by the average of the volume weighted average price of a share of Schlumberger common stock on each of the five consecutive trading days ending with the second complete trading day prior to the effective time of the merger.

At the effective time of the merger, each outstanding award of restricted stock units granted by Cameron under any of its plans, including any restricted stock units granted following the execution of the merger agreement, will be converted into an award of restricted stock units that will be settled in Schlumberger common stock with substantially the same terms as the original Cameron award. The number of shares of Schlumberger common stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of Cameron common stock subject to the Cameron restricted stock unit award by the equity award exchange ratio, rounded to the nearest whole number of shares.

At the effective time of the merger, each outstanding award of performance shares granted by Cameron under any of its plans will be converted into fully vested deferred stock units that will be settled in Schlumberger common stock on the same payment schedule as the original Cameron award. For purposes of determining the number of performance shares earned under the Cameron performance share award, unless otherwise specified in an individual change in control agreement with an employee, (1) performance with respect to the total shareholder return metric will be determined based on total shareholder return as of the effective time and (2) performance with respect to the return on invested capital (ROIC) metric will be determined as follows: (A) for any completed performance year prior to the effective time, based on actual ROIC performance as certified by the Cameron compensation committee, (B) if the effective time occurs in 2015, based on actual ROIC through the effective time (or the most recent practicable date prior to the effective time) and a reasonable good faith estimate of ROIC performance for the remainder of 2015 and (C) target performance for any other performance year.

At the effective time of the merger, each outstanding award of deferred stock units granted by Cameron under any of its plans will be canceled and converted into the right to receive the merger consideration based on the total number of shares of Cameron common stock subject to the outstanding award.

Opinion of Cameron’s Financial Advisor (page 54)

On August 25, 2015, Credit Suisse Securities (USA) LLC, which we refer to as Credit Suisse, rendered its oral opinion to the Cameron board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 25, 2015, the merger consideration to be received by the holders of Cameron common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was directed to the Cameron board of directors, and only addressed, as of August 25, 2015, the fairness, from a financial point of view, to the holders of Cameron common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such holder should vote or act on any matter relating to the proposed merger.

Ownership of Schlumberger After the Merger

Based on the number of shares of Cameron common stock, restricted stock units and deferred stock units outstanding as of [—], 2015, Schlumberger expects to issue approximately [—] shares of its common stock to Schlumberger US, which will deliver such shares to Cameron stockholders pursuant to the merger and reserve for issuance approximately [—] additional shares of Schlumberger common stock in connection with the exercise or conversion of Cameron’s outstanding equity awards. The actual number of shares of Schlumberger common stock to be issued and reserved for issuance in connection with the merger will be determined at the completion of the merger based on the exchange ratio of 0.716, the equity award exchange ratio and the number of shares of Cameron common stock, options, restricted stock units and deferred stock units outstanding at such time. Immediately after completion of the merger, it is expected that former Cameron stockholders will own approximately [10]% of Schlumberger’s outstanding common stock, based on the number of shares of Cameron common stock and Schlumberger common stock outstanding, on a fully diluted basis.

Interests of Cameron’s Directors and Executive Officers in the Merger (page 63)

In considering the recommendation of the Cameron board of directors with respect to the proposal to adopt the merger agreement, Cameron stockholders should be aware that Cameron’s directors and executive officers have interests in the merger that are different from, or in addition to, those of Cameron’s stockholders generally. The independent members of Cameron’s board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger and in recommending that Cameron stockholders vote in favor of the proposal to adopt the merger agreement and the advisory compensation proposal. These interests include, among others:

•	under the merger agreement, Cameron equity awards (including those held by the executive officers) other than performance share awards and deferred stock units will convert into Schlumberger equity awards of the corresponding type (generally subject to existing terms and conditions, including accelerated vesting of unvested awards on a qualifying termination following the effective time);

•	each Cameron performance share award (including those held by the executive officers) will convert into fully vested Schlumberger deferred stock units payable on the schedule applicable to the Cameron performance share awards;

•	each Cameron deferred stock unit held by non-employee directors will fully vest and be settled for the merger consideration;

•	equity awards made by Cameron to Mr. Rowe from and after September 2015 will be fully vested on any termination following the consummation of the transaction;

•	Cameron’s executive officers, including each of its named executive officers, are party to change of control agreements with Cameron that provide severance and other benefits in the case of qualifying terminations of employment in connection with or following a change of control, including completion of the merger; and for purposes of these agreements, certain employees of Cameron (including certain executive officers) who are expected to provide transitional services to Cameron following the effective time will be deemed to have experienced a qualifying termination as of the effective time and, therefore, will become fully vested in their existing cash severance benefits and equity awards granted prior to August 25, 2015 as of the effective time;

•	employees of Cameron (including the executive officers) are eligible to receive retention awards on the terms and conditions agreed between Cameron and Schlumberger (as of the date of this proxy statement/prospectus, no determinations have been made as to whether any executive officer will receive an award or the amounts of any such potential awards to any particular individual, although the parties have agreed that the aggregate amount of such benefits will not exceed $50 million); and

•	Cameron’s directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement.

Please see “The Merger—Interests of Cameron’s Directors and Executive Officers in the Merger” beginning on page 63 of this proxy statement/prospectus and “Advisory Vote on Merger-Related Compensation for Cameron’s Named Executive Officers” beginning on page 65 of this proxy statement/prospectus for additional information about these financial interests.

Listing of Schlumberger Stock and Delisting and Deregistration of Cameron Stock (page 67)

Schlumberger will apply to have the shares of its common stock to be issued and delivered in the merger approved for listing on the NYSE, where Schlumberger common stock is currently traded. If the merger is completed, shares of Cameron common stock will no longer be listed on the NYSE, and will be deregistered under the Exchange Act.

Appraisal Rights (page 67)

In connection with the merger, record holders of Cameron common stock who do not vote in favor of the proposal to adopt the merger agreement are entitled to appraisal rights under Section 262 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see “The Merger—Appraisal Rights.” In addition, a copy of Section 262 of the DGCL is attached as Annex B to this proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Completion of the Merger Is Subject to Certain Conditions (page 88)

Conditions to the Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the merger will be subject to the fulfillment of the following conditions on or prior to the closing date:

•	the approval of the proposal to adopt the merger agreement by Cameron’s stockholders;

•	the termination or expiration of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, which we refer to as the HSR Act, and the issuance by the European Commission of a decision under Council Regulation No. 4064/89 of the European Community, which we refer to as the EC Merger Regulation, declaring the merger compatible with the common market;

•	the expiration, lapse or termination of all applicable waiting or other time periods under antitrust laws in other specified jurisdictions;

•	the absence of any judgment, injunction, order or decree of any governmental authority in the United States, the European Union or other specified jurisdictions prohibiting or enjoining the consummation of the merger;

•	the effectiveness of the registration statement that includes this prospectus, and the absence of any stop order or proceeding seeking a stop order;

•	the approval for listing on the NYSE of the Schlumberger common stock to be issued pursuant to the merger;

•	performance in all material respects by each of Schlumberger US, Merger Sub and Schlumberger, on the one hand, and Cameron, on the other hand, of its respective covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date; and

•	representations and warranties of Schlumberger US, Merger Sub and Schlumberger, on the one hand, and Cameron, on the other hand, contained in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, subject to certain materiality thresholds.

Regulatory Approvals Required for the Merger (page 73)

The merger is subject to review by the Antitrust Division of the U.S. Department of Justice, which we refer to as the Antitrust Division, under the HSR Act. Under the HSR Act, Schlumberger and Cameron are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the merger. On September 16, 2015, Schlumberger and Cameron each filed a Premerger Notification and Report Form with the Antitrust Division and the Federal Trade Commission, which we refer to as the FTC. By agreement between the two agencies, the Antitrust Division is conducting the review.

The merger is also subject to antitrust review by government authorities in several foreign jurisdictions in which the companies have a sufficient market presence to require filings. As of the date of this proxy statement/prospectus, the parties have made certain antitrust filings in the United States pursuant to the HSR Act, and in other jurisdictions.

Under the terms of the merger agreement, Schlumberger has the right, but not the obligation, to oppose or refuse to consent, through litigation or otherwise, to any request, attempt or demand by any governmental entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Schlumberger, Cameron or any of their respective subsidiaries and has the obligation to defend any litigation instituted by a governmental entity or other person with respect to the legality of the merger under applicable regulatory laws. Schlumberger US, Merger Sub and Schlumberger are required to take all such action necessary to resolve any objections that an antitrust regulator may assert under regulatory laws, and to avoid or eliminate, and minimize the impact of, each impediment under regulatory laws that may be asserted by a governmental entity in order to enable the closing to occur as soon as reasonably possible (and in any event no later than the termination date); however:

•	none of Schlumberger US, Merger Sub, Schlumberger or Cameron or their respective subsidiaries is required to take, or cause to be taken, or agree to take, any action with respect to any of the assets, businesses or product lines of Cameron, Schlumberger, any of their subsidiaries, or any combination thereof, if such action (whether taken with respect to assets of Cameron and its subsidiaries or Schlumberger and its subsidiaries), individually or in the aggregate, would result in the divestiture, sale, hold separate, license or limitation on the conduct of business that, individually or taken together, would reasonably be expected to be material to Cameron and its subsidiaries, taken as a whole, and

•	Schlumberger is not required to take or agree to take any action that would result in the divestiture, sale, hold separate, license or limitation of the conduct, in whole or in significant part, of the OneSubsea joint venture. If the merger has not occurred on or before the termination date due to the failure to obtain regulatory clearances, or if an order, decree or ruling permanently prohibits the merger, the merger agreement may be terminated.

No Solicitation by Cameron (page 83)

Under the merger agreement, Cameron has agreed not to (and to direct and use its reasonable best efforts to cause its officers, directors, employees, investment bankers, consultants, attorneys, accountants, advisors, agents and other representatives not to), among other things:

•	solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal;

•	provide nonpublic information regarding Cameron or access to Cameron’s properties, books or records to a third party in connection with an acquisition proposal; or

•	approve or recommend an acquisition proposal.

However, before the adoption of the merger agreement by the Cameron stockholders, Cameron may, under certain circumstances, engage in negotiations with and provide information regarding Cameron to a third party making an unsolicited, written acquisition proposal that Cameron’s board of directors concludes in good faith is reasonably likely to be superior to the merger. Under the merger agreement, Cameron is required to notify Schlumberger if it receives any acquisition proposal or request for information in connection with such a proposal. Additionally, before the adoption of the merger agreement by the Cameron stockholders, the Cameron board of directors may withdraw its recommendation of the merger if it determines in good faith, after consultation with its outside legal counsel and financial advisors, that a failure to change its recommendation would be inconsistent with its fiduciary duties to Cameron stockholders.

Termination of the Merger Agreement (page 89)

The merger agreement may be terminated at any time prior to the effective time of the merger, notwithstanding the adoption of the merger agreement by Cameron’s stockholders (except as described below):

•	by mutual written agreement of Schlumberger US, Schlumberger and Cameron;

•	by either Schlumberger or Cameron if:

•	the merger has not occurred on or before the “termination date,” August 25, 2016, which termination date may, subject to specified conditions, at the option of either Schlumberger or Cameron, be extended to a date not later than November 25, 2016;

•	the Cameron stockholders do not approve the proposal to adopt the merger agreement at the special meeting or any adjournment or postponement of the special meeting; or

•	a court of competent jurisdiction in the United States, the European Union or other specified jurisdictions has issued a final, nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the merger;

•	by Cameron if:

•	Schlumberger US or Schlumberger is in breach of the merger agreement such that the conditions to the merger set forth in the merger agreement would not be satisfied and such breach is not curable prior to the termination date; or

•	Cameron has received an acquisition proposal that Cameron’s board of directors determines in good faith to be superior to the merger and, after giving Schlumberger at least three business days’ notice of its intent to terminate the agreement (and at least two business days’ notice following any change to the financial terms of such proposal), resolves to accept such proposal and pay the termination fee described below (Cameron may not terminate the merger agreement pursuant to this provision following the approval of the proposal to adopt the merger agreement by Cameron’s stockholders); or

•	by Schlumberger if:

•	Cameron is in breach of the merger agreement such that the conditions to the merger set forth in the merger agreement would not be satisfied and such breach is not curable prior to the termination date; or

•	the Cameron board of directors fails to recommend the merger to Cameron stockholders or there is a change in the Cameron board of directors’ recommendation.

Termination Fee and Expenses (page 90)

The merger agreement provides for the payment of a termination fee by Cameron to Schlumberger US if the agreement is terminated in specified circumstances. Cameron will be obligated to pay Schlumberger US a $321 million termination fee if:

•	either party terminates the merger agreement because Cameron’s stockholder approval of the proposal to adopt the merger agreement is not obtained and:

•	prior to such time there is a publicly announced or disclosed acquisition proposal by another bidder that has not been withdrawn, and

•	within one year after the date of termination, Cameron enters into a definitive agreement with respect to, or consummates, an acquisition proposal;

•	Cameron terminates the merger agreement in order to enter into an agreement providing for a superior proposal; or

•	the Cameron board of directors fails to recommend its approval of the merger or there is a change in the Cameron board of directors’ recommendation.

The merger agreement generally provides that all expenses incurred by the parties will be borne by the party that has incurred such expenses. However, under specified circumstances, either party may be required to reimburse the other party for its expenses of up to $10 million.

Payment of Dividends and Stock Repurchases (page 80)

Schlumberger

Schlumberger paid quarterly cash dividends of $0.50 per share since the first quarter of 2015, $0.40 per share in 2014, $0.3125 per share in 2013 and $0.2750 per share in 2012. Schlumberger is not prohibited under the terms of the merger agreement from paying quarterly dividends consistent with past practice.

On July 18, 2013, the Schlumberger board of directors approved a $10 billion share repurchase program to be completed at the latest by June 30, 2018. Schlumberger had repurchased $7.6 billion of shares under this new share repurchase program as of June 30, 2015. Schlumberger is not prohibited from making repurchases under the share repurchase program by the terms of the merger agreement.

Cameron

Cameron does not pay regular quarterly cash dividends. Under the terms of the merger agreement, during the period before the closing of the merger, Cameron is prohibited from paying quarterly dividends.

Cameron has an authorized stock repurchase program whereby it may purchase shares directly or indirectly by way of open market transactions or structured programs, including the use of derivatives, for its own account or through commercial banks or financial institutions. The program, initiated in October 2011, has had a series of authorizations by the Cameron board of directors totaling $3.8 billion since inception. At June 30, 2015, Cameron had remaining authority for future stock purchases totaling approximately $285 million; however, Cameron is prohibited from making any further repurchases under the share repurchase program by the terms of the merger agreement.

Rights of Cameron Stockholders Will Change as a Result of the Merger (page 103)

Cameron stockholders will have different rights once they become Schlumberger stockholders due to differences between Delaware corporate law and Curaçao law and the differences between the governing documents of Schlumberger and Cameron.

Material U.S. Federal Income Tax Consequences of the Merger (page 68)

The exchange of Cameron common stock for Schlumberger common stock and cash in the merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder (as defined below) generally will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Schlumberger common stock and cash received by such U.S. Holder in the merger, including any cash received in lieu of fractional shares of Cameron common stock, and (2) the U.S. Holder’s adjusted tax basis in its Cameron common stock.

Except in certain specific circumstances described in “The Merger—Material U.S. Federal Income Tax Consequences,” a Non-U.S. Holder (as defined below) generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of Cameron common stock for Schlumberger common stock and cash in the merger.

Please refer to “The Merger—Material U.S. Federal Income Tax Consequences” beginning on page 68 of this proxy statement/prospectus for a description of the material U.S. federal income tax consequences of the merger. Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation. You should consult your tax advisor for a full understanding of the tax consequences of the merger to you.

Accounting Treatment (page 68)

In accordance with accounting principles generally accepted in the United States, Schlumberger will account for the merger as an acquisition of a business.

Litigation Relating to the Merger (page 74)

Subsequent to the announcement of the merger, Cameron, Cameron’s directors, Schlumberger US, Merger Sub and Schlumberger were named as defendants in purported class action lawsuits relating to the proposed transaction that are pending in the Court of Chancery of the State of Delaware: Taylor v. Cameron International Corporation, et al., Artzt v. Moore, et al., and Weeks v. Moore et al. The lawsuits, which have been brought by alleged stockholders of Cameron, generally allege that Cameron’s directors breached their fiduciary duties to Company stockholders by, among other things, agreeing to enter into the transaction for an allegedly unfair price and as the result of an allegedly unfair process. The lawsuits also allege that Cameron, Schlumberger US, Merger Sub and Schlumberger aided and abetted the alleged breaches by Cameron’s directors. The lawsuits seek various remedies, including enjoining the merger from being consummated, rescission of the merger to the extent already implemented and the plaintiffs’ costs and fees.

Cameron and Schlumberger expect similar lawsuits may be filed in the future.

Cameron and Schlumberger believe that the lawsuits in which they are named are without merit and intend to defend the lawsuits vigorously.

Selected Historical Consolidated Financial Data of Schlumberger

The following table sets forth selected consolidated historical financial information of Schlumberger that has been derived from Schlumberger’s consolidated financial statements as of December 31, 2014, 2013, 2012, 2011 and 2010 and for the years then ended and as of June 30, 2015 and 2014 and for the six months then ended. This disclosure does not include the effects of the merger.

You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto in Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015 incorporated by reference in this document. See the section entitled “Where You Can Find More Information” beginning on page 127 of this proxy statement/prospectus. See also the pro forma information set forth elsewhere in this proxy statement/prospectus regarding the proposed merger with Cameron. Schlumberger’s historical results are not necessarily indicative of results to be expected in future periods.

	As of/For the Six Months Ended June 30,		As of/For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(In millions, except per share data)
STATEMENT OF INCOME DATA
Revenue	$19,258	$23,294	$48,580	$45,266	$41,731	$36,579	$26,280
Income from continuing operations	2,122	3,429	5,643	6,801	5,230	4,516	4,048
Diluted earnings per share from continuing operations	$1.64	$2.58	$4.31	$5.10	$3.91	$3.32	$3.21

BALANCE SHEET DATA
Working capital	$9,087	$13,163	$10,518	$12,700	$11,788	$10,001	$7,233
Total assets	64,753	68,086	66,904	67,100	61,547	55,201	51,767
Net debt(1)	5,598	6,066	5,387	4,443	5,111	4,850	2,638
Long-term debt	9,110	11,740	10,565	10,393	9,509	8,556	5,517
Schlumberger stockholders’ equity	37,965	40,536	37,850	39,469	34,751	31,263	31,226
Cash dividends declared per share	$1.00	$0.80	$1.60	$1.25	$1.10	$1.00	$0.84

(1)	“Net debt” represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that net debt provides useful information regarding the level of Schlumberger’s indebtedness by reflecting cash and investments that could be used to repay debt.

Selected Historical Consolidated Financial Data of Cameron

The following table sets forth selected consolidated historical financial information of Cameron that has been derived from Cameron’s consolidated financial statements as of December 31, 2014, 2013, 2012, 2011 and 2010 and for the years then ended and as of June 30, 2015 and 2014 and for the six months then ended. This disclosure does not include the effects of the merger.

You should read this financial information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto in Cameron’s Annual Report on Form 10-K for the year ended December 31, 2014 and in its Quarterly Report on Form 10-Q for the six months ended June 30, 2015 incorporated by reference in this document. See the section entitled “Where You Can Find More Information” beginning on page 127 of this proxy statement/prospectus. See also the pro forma information set forth elsewhere in this proxy statement/prospectus regarding the proposed merger with Schlumberger. Cameron’s historical results are not necessarily indicative of results to be expected in future periods.

	As of/For the Six Months Ended June 30,		As of/For the Years Ended December 31,
	2015	2014	2014	2013	2012	2011	2010
	(In millions, except per share data)
STATEMENT OF INCOME DATA
Revenue	$4,495	$4,899	$10,381	$9,138	$7,795	$6,348	$5,644
Income from continuing operations	(226)	320	822	659	685	465	516
Diluted earnings per share from continuing operations	$(1.27)	$1.44	$3.83	$2.60	$2.76	$1.87	$2.08

BALANCE SHEET DATA
Total assets	$11,732	$13,592	$12,892	$14,249	$11,158	$9,362	$8,005
Long-term debt	2,813	2,814	2,819	2,563	2,047	1,574	773
Other long-term obligations	347	480	360	510	376	400	266
Cameron stockholders’ equity	4,417	5,038	4,555	5,852	5,566	4,707	4,392

Cash dividends declared per share	$—	$—	$—	$—	$—	$—	$—

Selected Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined statements of income information for the six months ended June 30, 2015 and the year ended December 31, 2014 has been prepared to give effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet information as of June 30, 2015 has been prepared to give effect to the merger as if it had occurred on June 30, 2015.

This unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in “Risk Factors.” The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included elsewhere in this proxy statement/prospectus.

	Six Months Ended June 30, 2015	Year Ended December 31, 2014
	(In millions, except per share amount)
Pro Forma Condensed Combined Statement of Income Information:
Revenue	$23,753	$58,961
Income from continuing operations attributable to Schlumberger/Cameron	1,798	6,290
Diluted earnings per share from continuing operations attributable to Schlumberger/Cameron	1.27	4.35

As of June 30, 2015
(In millions)
Pro Forma Condensed Combined Balance Sheet Information:
Total assets	$83,454
Total debt	16,503
Net debt(1)	9,801
Total equity	47,841

(1)	“Net debt” represents gross debt less cash, short-term investments and fixed income investments, held to maturity. Management believes that net debt provides useful information regarding the level of Schlumberger’s indebtedness by reflecting cash and investments that could be used to repay debt.

Comparative Per Share Data

The following table presents: (1) historical per share information for Schlumberger; (2) pro forma per share information of the combined company after giving effect to the merger; and (3) historical and equivalent pro forma per share information for Cameron for the period indicated.

The combined company pro forma per share information was derived by combining information from the historical consolidated financial statements of Schlumberger and Cameron. You should read this table together with the unaudited pro forma condensed combined financial statements and the notes thereto included in this proxy statement/prospectus and the historical consolidated financial statements of Schlumberger and Cameron that are filed with the Securities and Exchange Commission and incorporated by reference into this proxy statement/prospectus. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger occurred on January 1, 2014 for statement of operations purposes or June 30, 2015 for book value per share data. The equivalent pro forma per share information was derived by multiplying the combined company pro forma per share information by the exchange ratio of 0.716.

.	Six Months Ended June 30, 2015
	Schlumberger		Cameron
	Historical	Combined Company Pro Forma	Historical	Equivalent Pro Forma
Basic earnings per share from continuing operations	$1.65	$1.28	$(1.27)	$0.92
Diluted earnings (loss) per share from continuing operations	$1.64	$1.27	$(1.27)	$0.91
Cash dividends per share	$1.00	$1.00	$—	$—
Book value per share at period end	$30.01		$23.07

	Year Ended December 31, 2014
	Schlumberger		Cameron
	Historical	Combined Company Pro Forma	Historical	Equivalent Pro Forma
Basic earnings per share from continuing operations	$4.36	$4.39	$3.85	$3.14
Diluted earnings per share from continuing operations	$4.31	$4.35	$3.83	$3.11
Cash dividends per share	$1.60	$1.60	$—	$—
Book value per share at period end	$29.69		$22.78

Comparative Per Share Market Price And Dividend Information

The following table sets forth, for the periods indicated, the intra-day high and low sales prices per share for Schlumberger and Cameron common stock as reported on the NYSE, which is the principal trading market for both Schlumberger and Cameron common stock, and the cash dividends declared per share of Schlumberger and Cameron common stock.

	Schlumberger Common Stock			Cameron Common Stock
	High	Low	Cash Dividends Declared	High	Low	Cash Dividends Declared
2015
Third Quarter	$86.69	$67.78	$0.5000	$67.12	$40.50	$—
Second Quarter	95.13	83.60	0.5000	56.28	44.79	—
First Quarter	89.00	75.60	0.5000	50.25	39.52	—

2014
Fourth Quarter	$102.40	$78.47	$0.4000	$66.88	$44.43	$—
Third Quarter	118.76	100.30	0.4000	74.89	65.88	—
Second Quarter	118.13	96.66	0.4000	68.54	60.63	—
First Quarter	98.45	85.77	0.4000	64.38	56.51	—

2013
Fourth Quarter	$94.91	$84.91	$0.3125	$66.09	$52.50	$—
Third Quarter	89.73	71.84	0.3125	66.12	54.83	—
Second Quarter	77.84	69.08	0.3125	65.51	57.72	—
First Quarter	82.00	70.12	0.3125	67.42	56.40	—

2012
Fourth Quarter	$75.70	$66.85	$0.2750	$57.78	$47.62	$—
Third Quarter	78.47	64.19	0.2750	60.00	41.26	—
Second Quarter	76.19	59.12	0.2750	53.84	38.38	—
First Quarter	80.78	67.12	0.2750	57.65	49.02	—

The following table sets forth the closing sale price per share of Schlumberger and Cameron common stock as reported on the NYSE as of August 25, 2015, the last trading day before the public announcement of the merger, and as of [—], 2015, the most recent practicable trading day prior to the date of this proxy statement/prospectus. The table also shows the implied value of the merger consideration proposed for each share of Cameron common stock (including the cash consideration of $14.44 per share, without interest) as of the same dates. This implied value was calculated by adding (1) the product of the closing sale price of Schlumberger common stock on the relevant date and the exchange ratio of 0.716 and (2) the $14.44 per share cash amount.

	Schlumberger Closing Price		Cameron Closing Price		Equivalent Per Share Value
August 25, 2015		$72.52		$42.47		$66.36
[—], 2015	$	[—]	$	[—]	$	[—]

The market prices of Schlumberger and Cameron common stock will fluctuate between the date of this proxy statement/prospectus and the completion of the merger. No assurance can be given concerning the market prices of Schlumberger or Cameron common stock before the completion of the merger or Schlumberger common stock after the completion of the merger. Because the exchange ratio is fixed in the merger agreement, the market value of the Schlumberger common stock that Cameron stockholders will receive in connection with the merger may vary significantly from the prices shown in the table above. Accordingly, Cameron stockholders are advised to obtain current market quotations for Schlumberger and Cameron common stock before deciding whether to vote for adoption of the merger agreement.

RISK FACTORS

By voting in favor of the proposal to adopt the merger agreement, Cameron stockholders will be choosing to invest in Schlumberger common stock. An investment in Schlumberger common stock involves certain risks. Before deciding how to vote, Cameron stockholders should carefully consider the risks described below, those described in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” and the other information contained in this proxy statement/prospectus or in the documents of Cameron and Schlumberger incorporated by reference into this proxy statement/prospectus, particularly the risk factors set forth in the documents of Cameron and Schlumberger incorporated by reference into this proxy statement/prospectus. See the section entitled “Where You Can Find More Information.” In addition to the risks set forth below, new risks may emerge from time to time and it is not possible to predict all risk factors, nor can Cameron or Schlumberger assess the impact of all factors on the merger and the combined company following the merger or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in or implied by any forward-looking statements.

Risks Relating to the Merger

The exchange ratio and per share cash amount are fixed and will not be adjusted in the event of any change in either Cameron’s or Schlumberger’s stock price.

Upon completion of the merger, each share of Cameron common stock issued and outstanding immediately prior to the completion of the merger (other than dissenting shares as described in “The Merger—Appraisal Rights” and other than shares held by Cameron or its subsidiaries) will be canceled and converted automatically into the right to receive (1) 0.716 shares of Schlumberger common stock and (2) $14.44 in cash, without interest, with cash paid in lieu of fractional shares. The exchange ratio and per share cash amount were fixed in the merger agreement and will not be adjusted for changes in the market price of either Cameron common stock or Schlumberger common stock. As such, the value of the merger consideration will depend in part on the price per share of Schlumberger common stock at the time the merger is completed. Changes in the price of Schlumberger common stock prior to the merger will affect the market value of the merger consideration that Cameron stockholders will become entitled to receive on the date of the merger. Neither party is permitted to abandon the merger or terminate the merger agreement solely because of changes in the market price of either party’s common stock. Stock price changes may result from a variety of factors (many of which are beyond Cameron’s or Schlumberger’s control), including:

•	changes in Cameron’s and Schlumberger’s respective business, operations and prospects;

•	changes in market assessments of the business, operations and prospects of either company;

•	market assessments of the likelihood that the merger will be completed, including related considerations regarding regulatory approvals of the merger;

•	interest rates, general market, industry and economic conditions and other factors generally affecting the price of Cameron’s and Schlumberger’s common stock, including sales prices for oil and gas; and

•	federal, state and local legislation, governmental regulation and legal developments in the businesses in which Cameron and Schlumberger operate.

The price of Schlumberger common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this proxy statement/prospectus and on the date of the special meeting. As a result, the market value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Schlumberger common stock during the period from August 25, 2015 (the last trading day before the public announcement of the merger), through [—], 2015 (the most recent practicable trading day before the date of this proxy statement/prospectus), the exchange ratio represented a market value ranging from a low of $[—] to a high of $[—] for each share of Cameron common stock.

Because the date that the merger is completed will be later than the date of the special meeting, at the time of the special meeting, Cameron stockholders will not know the exact market value of the Schlumberger common stock that they will receive upon completion of the merger.

If the price of Schlumberger common stock declines between the date of the special meeting and the effective time of the merger, including for any of the reasons described above, Cameron stockholders will receive shares of Schlumberger common stock that have a market value upon completion of the merger that is less than the market value calculated pursuant to the exchange ratio on the date of the Cameron special meeting. Therefore, while the number of shares of Schlumberger common stock to be issued and delivered in the merger is fixed, Cameron stockholders cannot be sure of the market value of the Schlumberger common stock they will receive upon completion of the merger. In addition, the market value of the shares of Schlumberger common stock that Cameron stockholders will be entitled to receive in the merger also will continue to fluctuate after the completion of the merger and Cameron stockholders could lose the value of their investment in Schlumberger common stock.

The market price for Schlumberger common stock may be affected by factors different from those that historically have affected the market price of Cameron common stock.

Upon completion of the merger, Cameron stockholders will become Schlumberger stockholders. Schlumberger’s business differs from that of Cameron, and accordingly the results of operations of Schlumberger will be affected by certain factors that are different from those currently affecting the results of operations of Cameron. For a discussion of the businesses of Schlumberger and Cameron and of some important factors to consider in connection with those businesses, see the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this proxy statement/prospectus.

Cameron stockholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

Immediately after the completion of the merger, it is expected that Cameron stockholders, who collectively own 100% of Cameron, will own approximately [10]% of Schlumberger based on the number of shares of Cameron common stock and Schlumberger common stock outstanding. Consequently, Cameron stockholders will have less influence over the management and policies of Schlumberger than they currently have over the management and policies of Cameron.

The unaudited pro forma condensed combined financial statements included in this proxy statement/prospectus are presented for illustrative purposes only and the actual financial condition and results of operations of Schlumberger following the merger may differ materially.

The unaudited pro forma condensed combined financial statements contained in this proxy statement/prospectus are presented for illustrative purposes only, are based on various adjustments, assumptions and preliminary estimates, and may not be an indication of Schlumberger’s financial condition or results of operations following the merger for several reasons. The actual financial condition and results of operations of Schlumberger following the merger may not be consistent with, or evident from, these unaudited pro forma condensed combined financial statements. In addition, the assumptions used in preparing the unaudited pro forma financial information may not prove to be accurate, and other factors may affect Schlumberger’s financial condition or results of operations following the merger. Any potential decline in Schlumberger’s financial condition or results of operations may cause significant variations in the stock price of Schlumberger. For more information, see the section entitled “Summary—Selected Unaudited Pro Forma Condensed Combined Financial Information.”

Cameron’s directors and executive officers have interests in the merger that may be different from, and in addition to, the interests of other Cameron stockholders.

Executive officers of Cameron negotiated the terms of the merger agreement with their counterparts at Schlumberger, and the Cameron board of directors determined that entering into the merger agreement was in the best interests of Cameron and its stockholders, declared the merger agreement advisable and recommended that Cameron stockholders approve the proposal to adopt the merger agreement. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that Cameron’s directors and executive officers are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or in addition to, the interests of the other stockholders of Cameron, which could create conflicts of interest in their determinations to recommend the merger. The Cameron board of directors was aware of these interests and considered them, among other matters, in approving the merger agreement and the transactions contemplated thereby and making its recommendation that Cameron’s stockholders vote in favor of the proposal to adopt the merger agreement. Cameron stockholders should consider these interests in voting on the merger. See the sections entitled “The Merger—Interests of Cameron’s Directors and Executive Officers in the Merger” and “Advisory Vote on Merger-Related Compensation for Cameron’s Named Executive Officers” for additional details regarding these interests.

Schlumberger and Cameron will be subject to business uncertainties and certain operating restrictions until completion of the merger.

In connection with the pending merger, some of the suppliers and customers of Cameron and/or Schlumberger may delay or defer sales and purchasing decisions, which could negatively impact revenues, earnings and cash flows regardless of whether the merger is completed. Additionally, Cameron and Schlumberger have each agreed in the merger agreement to refrain from taking certain actions with respect to their business and financial affairs during the pendency of the merger, which restrictions could be in place for an extended period of time if completion of the merger is delayed and could adversely impact Cameron’s and Schlumberger’s ability to execute certain of their business strategies and their financial condition, results of operations or cash flows. See the section entitled “The Merger Agreement—Conduct of Business Pending the Effective Time” for a description of the restrictive covenants to which each of Schlumberger and Cameron is subject.

Cameron may be unable to attract and retain key employees during the pendency of the merger.

In connection with the pending merger, current and prospective employees of Cameron may experience uncertainty about their future roles with the combined company following the merger, which may materially adversely affect the ability of Cameron to attract and retain key personnel during the pendency of the merger. Key employees may depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company following the merger. Accordingly, no assurance can be given that Cameron will be able to attract and retain key employees to the same extent that Cameron has been able to in the past.

The ability of Cameron and Schlumberger to complete the merger is subject to the approval of Cameron stockholders, certain closing conditions and the receipt of consents and approvals from government entities which may impose conditions that could adversely affect Cameron or Schlumberger or cause the merger to be abandoned.

The merger agreement contains certain closing conditions, including approval of the merger by Cameron stockholders, the absence of injunctions or other legal restrictions and that no material adverse effect shall have occurred with respect to either company.

In addition, Cameron and Schlumberger will be unable to complete the merger until the expiration or termination of the applicable waiting period under the HSR Act and consents and approvals are received from the

European Commission and various other governmental entities. Regulatory entities may impose certain requirements or obligations as conditions for their approval. The merger agreement may require Cameron and/or Schlumberger to accept conditions from these regulators that could adversely impact the combined company. If the regulatory clearances are not received, or they are not received on terms that satisfy the conditions set forth in the merger agreement, then neither Schlumberger nor Cameron will be obligated to complete the merger.

We can provide no assurance that the various closing conditions will be satisfied and that the necessary approvals will be obtained, or that any required conditions will not materially adversely affect the combined company following the merger. In addition, we can provide no assurance that these conditions will not result in the abandonment or delay of the merger.

Failure to complete the merger could negatively impact Cameron and Schlumberger.

If the merger is not completed, the ongoing businesses and the market price of the common stock of Cameron and/or Schlumberger may be adversely affected and Cameron and Schlumberger will be subject to several risks, including Cameron being required, under certain circumstances, to pay Schlumberger US a termination fee of $321 million; Cameron, Schlumberger US or Schlumberger having to pay certain costs relating to the merger; and diverting the focus of management from pursuing other opportunities that could be beneficial to each of Cameron, Schlumberger US and Schlumberger, in each case, without realizing any of the benefits which might have resulted had the merger been completed.

Multiple lawsuits have been filed against Cameron challenging the merger, and an adverse ruling in any such lawsuit may prevent the merger from being completed.

Subsequent to the announcement of the merger, three putative class action lawsuits were commenced on behalf of stockholders of Cameron against Cameron, its directors, Schlumberger US, Merger Sub and Schlumberger. Additional lawsuits with similar allegations may be filed. See “The Merger—Litigation Relating to the Merger” for more information about the lawsuits related to the merger that have been filed.

One of the conditions to the closing of the merger is that no law, order, injunction, judgment, decree, ruling or other similar requirement shall be in effect that prohibits the completion of the merger. Accordingly, if any of the plaintiffs is successful in obtaining an injunction prohibiting the completion of the merger, then such injunction may prevent the merger from becoming effective, or delay its becoming effective within the expected time frame.

The merger agreement contains restrictions on the ability of Cameron to pursue other alternatives to the merger.

The merger agreement contains non-solicitation provisions that, subject to limited exceptions, restrict the ability of Cameron to solicit, initiate, knowingly encourage or knowingly facilitate any competing acquisition proposal. Further, subject to limited exceptions, consistent with applicable law, the merger agreement provides that the Cameron board of directors will not fail to make, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in any manner adverse to Schlumberger or its affiliates its recommendation that Cameron stockholders vote in favor of the proposal to adopt the merger agreement, and in specified circumstances Schlumberger has a right to negotiate with Cameron in order to match any competing acquisition proposals that may be made. Although the Cameron board of directors is permitted to take certain actions in response to a superior proposal or an acquisition proposal that is reasonably likely to result in a superior proposal if it determines that the failure to do so would be inconsistent with its fiduciary duties, doing so in specified situations could require Cameron to pay to Schlumberger US a termination fee of $321 million. See the section entitled “The Merger Agreement—Certain Additional Agreements—No Solicitation; Recommendation,” the section entitled “The Merger Agreement—Termination, Amendment and Waiver—

Termination” and the section entitled “The Merger Agreement—Termination, Amendment and Waiver—Fees and Expenses” for a more complete discussion of these restrictions and consequences.

Such provisions could discourage a potential acquiror that might have an interest in making a proposal from considering or proposing any such acquisition, even if it were prepared to pay consideration with a higher value than that to be paid in the merger. There also is a risk that the requirement to pay the termination fee or expense payment to Schlumberger US in certain circumstances may result in a potential acquiror proposing to pay a lower per share price to acquire Cameron than it might otherwise have proposed to pay.

Risks Relating to the Combined Company Upon Completion of the Merger

Schlumberger may fail to realize the anticipated benefits of the merger.

The success of the merger will depend on, among other things, Schlumberger’s ability to combine its business with that of Cameron in a manner that facilitates growth opportunities and realizes anticipated synergies. However, Schlumberger must successfully combine the businesses of Schlumberger and Cameron in a manner that permits these benefits to be realized. In addition, Schlumberger must achieve the anticipated synergies without adversely affecting current revenues and investments in future growth. If Schlumberger is not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully, or at all, or may take longer to realize than expected.

The combined company could incur substantial expenses related to the merger and the integration of Cameron and Schlumberger.

Cameron and Schlumberger expect that the combined company will incur substantial expenses in connection with the merger and the integration of their respective businesses, policies, procedures, operations, technologies and systems. There are a large number of systems that must be integrated, including information management, purchasing, accounting and finance, sales, billing, payroll and benefits, fixed asset and lease administration systems and regulatory compliance. There are a number of factors beyond the control of either party that could affect the total amount or the timing of all of the expected integration expenses. Moreover, many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time. These expenses could, particularly in the near term, reduce the savings that Schlumberger expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings and revenue enhancements related to the integration of the businesses following the completion of the merger, and accordingly, any anticipated net benefits may not be achieved in the near term or at all. These integration expenses may result in the combined company taking significant charges against earnings following the completion of the merger.

Following the merger, the combined company may be unable to successfully integrate Cameron’s and Schlumberger’s businesses and realize the anticipated benefits of the merger.

The merger involves the combination of two companies that historically have operated and currently operate as independent public companies.

The success of Schlumberger’s acquisition of Cameron will depend in large part on the success of the management of the combined company in integrating the operations, strategies, technologies and personnel of the two companies following the completion of the merger. Schlumberger may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. The failure of Schlumberger to meet the challenges involved in successfully integrating the operations of Cameron or to otherwise realize any of the anticipated benefits of the merger, including additional cost savings and synergies, could impair the operations of Schlumberger. The combined company will be required to devote management attention and resources to integrating its business practices and operations, and prior to the merger, management attention and resources will be required to plan for such integration.

Potential issues and difficulties the combined company may encounter in the integration process include the following:

•	the inability to successfully integrate the respective businesses of Cameron and Schlumberger in a manner that permits the combined company to achieve the cost savings and operating synergies anticipated to result from the merger, which could result in the anticipated benefits of the merger not being realized partly or wholly in the time frame currently anticipated or at all;

•	lost sales and customers as a result of certain customers of either or both of the two companies deciding not to do business with the combined company, or deciding to decrease their amount of business in order to reduce their reliance on a single company;

•	integrating personnel from the two companies while maintaining focus on providing consistent, high quality products and customer service;

•	potential unknown liabilities and unforeseen increased expenses, delays or regulatory conditions associated with the merger; and

•	performance shortfalls at one or both of the two companies as a result of the diversion of management’s attention caused by completing the merger and integrating the companies’ operations.

Business issues currently faced by one company may be imputed to the operations of the other company.

To the extent that either Schlumberger or Cameron currently has or is perceived by customers to have operational challenges, such as on-time performance, safety issues or workforce issues, those challenges may raise concerns by existing customers of the other company following the merger which may limit or impede Schlumberger’s future ability to obtain additional work from those customers.

Failure to retain key employees and skilled workers could adversely affect Schlumberger following the merger.

Schlumberger’s performance following the merger could be adversely affected if the combined company is unable to retain certain key employees and skilled workers of Cameron. It is possible that these employees may decide not to remain with Cameron while the merger is pending or with the combined company after the merger is consummated. The loss of the services of one or more of these key employees and skilled workers could adversely affect Schlumberger’s future operating results because of their experience and knowledge of Cameron’s business. In addition, current and prospective employees of Schlumberger and Cameron may experience uncertainty about their future roles with the company until after the merger is completed. This may adversely affect the ability of Schlumberger and Cameron to attract and retain key personnel, which could adversely affect Schlumberger’s performance following the merger.

The required regulatory approvals may not be obtained or may contain materially burdensome conditions that could have an adverse effect on Schlumberger.

Completion of the merger is conditioned upon the receipt of certain governmental approvals, including, without limitation, the expiration or termination of the applicable waiting period under the HSR Act, the issuance by the European Commission of a decision under the EC Merger Regulation declaring the merger compatible with the common market and the approval of the merger by the antitrust regulators in other specified jurisdictions. Although Schlumberger and Cameron have agreed in the merger agreement to use their reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained. In addition, the governmental authorities from which these approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger.

Under the terms of the merger agreement, Schlumberger has the right, but not the obligation, to oppose or refuse to consent, through litigation or otherwise, to any request, attempt or demand by any governmental entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Schlumberger, Cameron or any of their respective subsidiaries and has the obligation to defend any litigation instituted by a governmental entity or other person with respect to the legality of the merger under applicable regulatory laws. Please see “The Merger Agreement—Certain Additional Agreements—Filings” for more information. If Schlumberger agrees to undertake divestitures or comply with operating restrictions in order to obtain any approvals required to complete the merger, Schlumberger may be less able to realize anticipated benefits of the merger, and the business and results of operations of the combined company after the merger may be adversely affected.

Risks Relating to Schlumberger Common Stock Following the Merger

The market value of Schlumberger common stock could decline if large amounts of its common stock are sold following the merger.

Following the merger, stockholders of Schlumberger and former stockholders of Cameron will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. Current stockholders of Schlumberger and Cameron may not wish to continue to invest in the combined company, or may wish to reduce their investment in the combined company, in order to comply with institutional investing guidelines, to increase diversification or to track any rebalancing of stock indices in which Schlumberger or Cameron common stock is included. If, following the merger, large amounts of Schlumberger common stock are sold, the price of its common stock could decline.

The merger may not be accretive, and may be dilutive, to Schlumberger’s earnings per share in the near term, which may negatively affect the market price of Schlumberger common stock.

Schlumberger anticipates that the merger will be accretive to earnings per share by the end of the first year after closing. However, the merger may be dilutive to earnings per share in the near term. This expectation is based on preliminary estimates that may materially change. In addition, future events and conditions could decrease or delay any accretion, result in dilution or cause greater dilution than is currently expected, including:

•	adverse changes in energy market conditions;

•	commodity prices for oil, natural gas and natural gas liquids;

•	operating results;

•	competitive conditions;

•	laws and regulations affecting the energy business;

•	capital expenditure obligations; and

•	general economic conditions.

Any dilution of, or decrease or delay of any accretion to, Schlumberger’s earnings per share could cause the price of Schlumberger’s common stock to decline.

The shares of Schlumberger common stock to be received by Cameron stockholders upon the completion of the merger will have different rights from shares of Cameron common stock.

Upon completion of the merger, Cameron stockholders will no longer be stockholders of Cameron, a Delaware corporation, but will instead become shareholders of Schlumberger, a company organized under the laws of Curaçao, and their rights as shareholders will be governed by Curaçao law and Schlumberger’s articles of incorporation and by-laws. Curaçao law and the terms of Schlumberger’s articles of incorporation and by-laws may be materially different than Delaware law and the terms of Cameron’s restated certificate of incorporation and amended and restated bylaws, which currently govern the rights of Cameron stockholders. Please see “Comparison of Shareholder Rights” for a discussion of the different rights associated with Schlumberger common stock.

Other Risks Relating to Cameron and Schlumberger

Schlumberger and Cameron are, and following completion of the merger, the combined company will continue to be, subject to the risks described above. In addition, Schlumberger is, and will continue to be, subject to the risks described in Part I, Item 1A in Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on January 29, 2015 and Cameron is, and will continue to be, subject to the risks described in (A) Part I, Item 1A in Cameron’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on February 20, 2015, (B) Part II, Item 1A in Cameron’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015, filed with the SEC on April 24, 2015 and (C) Part II, Item 1A in Cameron’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015, filed with the SEC on July 24, 2015, each of which is incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference herein include “forward-looking statements” about Schlumberger, Cameron and the combined company within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995. The opinions, forecasts, projections, expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Schlumberger’s and Cameron’s future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not statements of historical fact, are forward-looking statements. Similarly, statements that describe future plans, objectives or goals or future revenues or other financial metrics are also forward-looking statements. Although Schlumberger and Cameron believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurances that such expectations will prove to have been correct. These statements are subject to, among other things, satisfaction of the closing conditions to the merger, the risk that the contemplated merger does not occur, negative effects from the pendency of the merger, the ability to successfully integrate the merged businesses and to realize expected synergies, the risk that Schlumberger and Cameron will not be able to retain key employees, expenses of the merger, the timing to consummate the proposed transaction, the ability to successfully integrate the merged businesses and other risk factors.

Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “would,” “should,” “plans,” “likely,” “expects,” “anticipates,” “intends,” “believes,” “estimates,” “thinks,” “may” and similar expressions, are forward-looking statements. The following important factors, in addition to those discussed under “Risk Factors” and elsewhere in this proxy statement/prospectus and the documents incorporated by reference herein, could affect the future results of the energy industry in general, and Schlumberger after the merger in particular, and could cause those results to differ materially from those expressed in or implied by such forward-looking statements:

•	global economic conditions;

•	changes in exploration and production spending by the companies’ customers and changes in the level of oil and natural gas exploration and development;

•	general economic, political, social and business conditions in key regions of the world, including Russia and Ukraine;

•	pricing erosion;

•	weather and seasonal factors;

•	operational delays;

•	production declines;

•	changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services, technology and climate-related initiatives;

•	the inability of technology to meet new challenges in exploration;
•	overall demand for, and pricing of, the companies’ products;

•	the size and timing of orders;

•	the companies’ ability to successfully execute large subsea and drilling projects they have been awarded;

•	the possibility of cancellations of orders in backlog;

•	the companies’ ability to convert backlog into revenues on a timely and profitable basis;

•	warranty and product liability claims;

•	the impact of acquisitions the companies have made or may make;

•	changes in the price of (and demand for) oil and gas in both domestic and international markets;

•	raw material costs and availability;

•	fluctuations in currency markets worldwide;

•	Schlumberger’s ability to integrate the operations of Cameron;

•	the amount and timing of any cost savings synergies or other efficiencies expected to result from the merger;

•	failure to retain certain key employees and skilled workers;

•	future and pro forma financial condition or results of operations and future revenues and expenses;

•	the ability to complete the merger on the anticipated terms and timetable;

•	regulatory conditions which may be imposed as a condition to approval of the merger;
•	other risks described under the caption “Risk Factors” in Schlumberger’s and Cameron’s Annual Reports on Form 10-K for the year ended December 31, 2014 and subsequent Quarterly Reports on Form 10-Q; and

•	the various risks and other factors considered by the respective boards of Schlumberger and Cameron as described under “The Merger—Cameron’s Reasons for the Merger; Recommendation of the Cameron Board of Directors” and under “The Merger—Schlumberger’s Reasons for the Merger.”

The foregoing list of factors should not be construed to be exhaustive. Many factors mentioned in this proxy statement/prospectus, including the risks outlined under the caption “Risk Factors” contained in the Exchange Act reports of Schlumberger and Cameron, incorporated herein by reference, will be important in determining future results, and actual future results may vary materially.

All subsequent written and oral forward-looking statements attributable to Schlumberger or Cameron or to persons acting on their behalf are expressly qualified in their entirety by reference to these risks and uncertainties. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on the results of operations, financial condition, cash flows or distributions of Schlumberger or Cameron. In light of these uncertainties, you should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and neither Schlumberger nor Cameron undertakes any obligation to publicly update or revise any forward-looking statements except as required by law.

For additional information with respect to these factors, see “Where You Can Find More Information.”

THE COMPANIES

Cameron International Corporation

Cameron provides flow equipment products, systems and services to worldwide oil and gas industries. Cameron’s business is segregated into four business segments: Subsea, Surface, Drilling and Valves & Measurement (V&M).

Cameron’s common stock is listed on the NYSE, where it is traded under the symbol “CAM.”

Cameron was incorporated in the state of Delaware in November 1994. Cameron’s executive offices are headquartered at 1333 West Loop South, Suite 1700, Houston, Texas 77027, and its telephone number is (713) 513-3300.

Schlumberger Limited (Schlumberger N.V.)

Founded in 1926, Schlumberger is the world’s leading supplier of technology, integrated project management and information solutions to the international oil and gas exploration and production industry. Having invented wireline logging as a technique for obtaining downhole data in oil and gas wells, Schlumberger today provides the industry’s widest range of products and services from exploration through production. As of December 31, 2014, Schlumberger employed approximately 120,000 people of over 140 nationalities operating in approximately 85 countries.

Schlumberger operates in each of the major oilfield service markets, managing its business through three Groups: Reservoir Characterization, Drilling and Production. Each Group consists of a number of technology-based service and product lines, or Technologies. These Technologies cover the entire life cycle of the reservoir and correspond to a number of markets in which Schlumberger holds leading positions. The business is also reported through four geographic Areas: North America, Latin America, Europe/CIS/Africa and Middle East & Asia. Within these Areas, a network of GeoMarket regions provides logistical, technical and commercial coordination.

The principal United States market for Schlumberger’s common stock is the NYSE, where it is traded under the symbol “SLB.” Schlumberger’s common stock is also traded on the Euronext Paris, London and SIX Swiss stock exchanges.

Schlumberger has principal executive offices in Paris, Houston, London and The Hague. Its principal executive offices in the United States are located at 5599 San Felipe, 17th Floor, Houston, Texas 77056, and its telephone number is (713) 513-2000.

Schlumberger Holdings Corporation

Formed in 2010, Schlumberger US is a Delaware corporation and is an indirect wholly-owned subsidiary of Schlumberger. Schlumberger US is the parent company of Schlumberger’s U.S. subsidiaries that conduct Schlumberger’s U.S. operations.

Schlumberger US’s executive offices are located at 300 Schlumberger Drive, Sugar Land, Texas 77478, and its telephone number is (713) 513-2000.

Rain Merger Sub LLC

Merger Sub is a Delaware limited liability company and a direct wholly-owned subsidiary of Schlumberger US. Merger Sub was formed solely for the purpose of participating in the merger and has conducted no activities other than in connection with the merger.

THE SPECIAL MEETING

General

This proxy statement/prospectus is being provided to the stockholders of Cameron as part of a solicitation of proxies by the Cameron board of directors for use at the special meeting to be held at the time and place specified below, and at any adjournment or postponement thereof. This proxy statement/prospectus provides stockholders of Cameron with the information they need to know to be able to vote or instruct their vote to be cast at the special meeting.

Date, Time and Place

The special meeting will be held at Cameron’s corporate headquarters, 1333 West Loop South, Suite 1700, Houston, Texas 77027, on [—] at [—] a.m. local time.

Purpose of the Special Meeting

At the special meeting, Cameron stockholders will be asked to consider and vote on:

•	Proposal No. 1: a proposal to adopt the merger agreement;

•	Proposal No. 2: a proposal to approve, by non-binding, advisory vote, the compensation that may become payable to Cameron’s named executive officers in connection with the merger; and

•	Proposal No. 3: a proposal to approve the adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting.

Only the approval of Proposal No. 1 is required for the completion of the merger.

Recommendation of the Cameron Board

After careful consideration, the Cameron board of directors has unanimously approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement; declared that it is in the best interests of Cameron and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement; directed that adoption of the merger agreement be submitted to a vote at a meeting of the Cameron stockholders; and recommended that the Cameron stockholders vote to adopt the merger agreement. ACCORDINGLY, THE CAMERON BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ADOPT THE MERGER AGREEMENT, A VOTE “FOR” THE ADVISORY PROPOSAL CONCERNING THE MERGER-RELATED COMPENSATION ARRANGEMENTS FOR CAMERON’S NAMED EXECUTIVE OFFICERS AND A VOTE “FOR” THE PROPOSAL TO ADJOURN THE SPECIAL MEETING, IF NECESSARY, TO SOLICIT ADDITIONAL PROXIES.

Record Date; Stockholders Entitled to Vote

The Cameron board of directors has fixed the close of business on [—] as the record date for determination of Cameron stockholders entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding Cameron common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the special meeting or any adjournments or postponements thereof.

At the close of business on the record date, there were [—] shares of Cameron common stock issued and outstanding and entitled to vote at the special meeting. Cameron stockholders are entitled to one vote for each share of Cameron common stock they owned as of the close of business on the record date.

Voting by Cameron’s Directors and Executive Officers

At the close of business on the record date, directors and executive officers of Cameron and their affiliates were entitled to vote approximately [—] shares of Cameron common stock, or approximately [—]% of the shares of Cameron common stock outstanding on that date. We currently expect that Cameron’s directors and executive officers will vote their shares in favor of each of the proposals to be considered at the special meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

A majority of the shares of Cameron common stock issued and outstanding as of the close of business on the record date and entitled to vote, present in person or represented by proxy, at the special meeting will constitute a quorum for the special meeting. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting.

Abstentions are counted as present for purposes of determining whether a quorum is present. Shares represented by broker non-votes are not counted for purposes of determining whether a quorum is present unless the nominee has been instructed to vote on at least one of the proposals presented in this proxy statement/prospectus. A broker non-vote occurs when a nominee holds shares for a beneficial owner but cannot vote on a proposal because the nominee does not have the discretionary power to do so and has not received instructions from the beneficial owner. If you hold shares of Cameron common stock in “street name” and you provide your bank, broker, trust company or other nominee with instructions as to how to vote your shares or obtain a legal proxy from such bank, broker, trust company or other nominee to vote your shares in person at the special meeting, then your shares will be counted as part of the quorum.

Required Vote

Approval of the proposal to adopt the merger agreement requires the affirmative vote of the holders of a majority of the shares of Cameron common stock outstanding and entitled to vote thereon. Shares not present, and shares present and not voted, whether by broker non-vote, abstention or otherwise, will have the same effect as votes cast “AGAINST” the proposal to adopt the merger agreement.

Approval of the advisory compensation proposal and the approval of the proposal to adjourn the special meeting, if necessary, to solicit additional proxies each require the affirmative vote of the holders of a majority of the shares of Cameron common stock represented at the special meeting and entitled to vote on such proposal. Votes to abstain will have the same effect as votes cast “AGAINST” the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. Shares not present and broker non-votes will have no effect on the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers, assuming a quorum is present, or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

Failure to Vote, Broker Non-Votes and Abstentions

In accordance with the rules of the NYSE, brokers, banks, trust companies and other nominees who hold shares of Cameron common stock in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the proposal to adopt the merger agreement. Accordingly, if brokers, banks, trust companies or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the proposal to adopt the merger agreement.

If you fail to vote, fail to instruct your broker, bank, trust company or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the proposal to adopt the merger agreement.

If you fail to vote or fail to instruct your broker, bank, trust company or other nominee to vote, it will have no effect on the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers, assuming a quorum is present, or the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. If you mark your proxy or voting instructions to abstain it will have the same effect of a vote “AGAINST” the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies.

How to Vote Your Shares

Registered stockholders may vote in person at the special meeting or by proxy, in one of three ways: (1) through the Internet by logging onto the website indicated on the enclosed proxy card and following the prompts using the Control Number located on the proxy card; (2) by telephone (within the United States, US territories and Canada) using the toll-free telephone number listed on the enclosed proxy card; or (3) by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided. If your shares are held in the name of a bank, broker, trust company or other nominee, follow the instructions you receive from your nominee on how to vote your shares.

Voting in Person

A government-issued picture identification will be required to enter the special meeting. If you are the representative of a corporate or institutional stockholder, you must present valid photo identification along with proof that you are the representative of such stockholder. If your shares are held by a bank, broker, trust company or other nominee, you will be required to present evidence of your ownership of shares, which you can obtain from your broker, bank, trust company or other nominee.

Voting of Proxies

When you provide your proxy, the shares of Cameron common stock represented by the proxy will be voted in accordance with your instructions. If you sign your proxy card without giving instructions, you will have granted authority to the named proxies solicited by Cameron, which we refer to as named proxies, to vote “FOR” each of the proposal to adopt the merger agreement, the advisory proposal concerning merger-related compensation arrangements for Cameron’s named executive officers and the proposal to adjourn the special meeting, if necessary, to solicit additional proxies. In all cases, the delivery of a signed proxy card shall confer authority upon the named proxies to vote your shares in accordance with their judgment on any other matters properly presented at the special meeting, except that any proxy that is marked “AGAINST” the proposal to adopt the merger agreement will not be voted “FOR” any proposal to adjourn the special meeting. The Cameron board of directors currently knows of no other business that will be presented for consideration at the special meeting.

YOUR VOTE IS IMPORTANT. ACCORDINGLY, PLEASE SUBMIT YOUR PROXY PROMPTLY BY TELEPHONE, BY INTERNET OR BY MAIL, WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON.

Shares Held in the Cameron and OneSubsea Retirement Savings Plans

Shares of common stock held in our Retirement Savings Plans are held of record and are voted by the trustee of the Retirement Savings Plans at the direction of Retirement Savings Plan participants. Participants in the Retirement Savings Plans will be provided with a full paper set of proxy materials. Participants in the Retirement Savings Plans may direct the trustee of the plans as to how to vote shares allocated to their Retirement Savings Plan accounts. If you do not provide voting instructions, the trustee will vote shares allocated to your plan account in the same proportion as those votes cast by plan participants submitting voting instructions considered as a group.

The cutoff date for voting for participants in the Retirement Savings Plans is [—]. Stock owned in these plans may NOT be voted in person at the special meeting as the trustee of the plan votes the plan shares two business days prior to the special meeting, after receiving voting instructions from the plan participants.

Revocation of Proxies

You may revoke your proxy at any time prior to a vote at the special meeting by:

•	notifying Cameron’s Corporate Secretary in writing;

•	signing and returning a proxy card with a later date;

•	subsequently voting by Internet or telephone; or

•	attending the special meeting and revoking the proxy.

Your attendance at the special meeting will not by itself revoke your proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Cameron International Corporation

Attention: Corporate Secretary

1333 West Loop South, Suite 1700

Houston, Texas 77027

Please note that if your shares are held in the name of a broker, bank, trust company or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank, trust company or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank, trust company or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee).

Tabulation of Votes

Cameron has hired a third party, Computershare Trust Company, N.A., to serve as the inspector of election for the special meeting. The inspector of election will, among other matters, determine the number of shares represented at the special meeting to confirm the existence of a quorum and tabulate votes cast.

Solicitation of Proxies

Directors, present and former officers and other employees of Cameron may solicit proxies by telephone, facsimile or mail, or by meetings with stockholders or their representatives. Cameron will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. Cameron has retained D.F. King & Co., Inc. to assist with the solicitation of proxies for the special meeting for a fee not to exceed $12,500, plus reimbursement for out-of-pocket expenses. All expenses of solicitation of proxies will be borne by Cameron.

Adjournments

The special meeting may adjourn to reconvene at the same or some other place. Under the Cameron bylaws, if a quorum is not present or represented at the special meeting, the stockholders entitled to vote thereat, present in person or represented by proxy, have the authority to adjourn the special meeting, without notice other than announcement at the special meeting. At the adjourned special meeting, Cameron may transact any business which might have been transacted at the original special meeting. If the adjournment is for more than thirty days, or if after the adjournment a new record date is fixed for the adjourned special meeting, notice of the adjourned special meeting shall be given to each stockholder of record entitled to vote at the special meeting.

PROPOSALS

Proposal No. 1—Adoption of the Merger Agreement

(Item 1 on the Cameron proxy card)

This proxy statement/prospectus is being furnished to you as a stockholder of Cameron as part of the solicitation of proxies by the Cameron board of directors for use at the special meeting to consider and vote upon a proposal to adopt the merger agreement, which is attached as Annex A to this proxy statement/prospectus.

The merger cannot be completed without the approval of the proposal to adopt the merger agreement by the affirmative vote of the holders of a majority of the shares of Cameron common stock outstanding and entitled to vote on the matter at the special meeting. If you do not vote, the effect will be the same as a vote “AGAINST” the proposal to adopt the merger agreement.

The Cameron board of directors, after careful consideration, has (1) approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement and (2) declared that it is in the best interests of Cameron and its stockholders that Cameron enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement.

The Cameron board of directors accordingly unanimously recommends that Cameron stockholders vote “FOR” the proposal to adopt the merger agreement.

Proposal No. 2—Advisory (Non-Binding) Vote on Compensation

(Item 2 on the Cameron proxy card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that Cameron provide stockholders with the opportunity to cast a non-binding, advisory vote on the compensation that may become payable to Cameron’s named executive officers in connection with the merger, as disclosed in this proxy statement/prospectus, including as described in “The Merger—Interests of Cameron’s Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. This non-binding, advisory proposal relates only to already existing contractual obligations of Cameron that may result in a payment to Cameron’s named executive officers in connection with, or following, the consummation of the merger, and does not relate to any new compensation or other arrangements between Cameron’s named executive officers and Schlumberger. Further, this proposal does not relate to any compensation arrangement that may become applicable to Cameron’s directors or executive officers who are not named executive officers.

As an advisory vote, this proposal is not binding upon Cameron or the Cameron board of directors, and approval of this proposal is not a condition to completion of the merger. The vote on executive compensation payable in connection with the merger is a vote separate and apart from the vote to adopt the merger agreement. Accordingly, you may vote to adopt the merger agreement and vote not to approve the advisory proposal concerning the merger-related compensation for Cameron’s named executive officers and vice versa. Because the vote is advisory in nature only, it will not be binding on Cameron. To the extent that Cameron is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the merger is consummated and regardless of the outcome of the advisory vote. These payments are a part of Cameron’s comprehensive executive compensation program and are intended to align Cameron’s named executive officers’ interests with yours as stockholders by ensuring their continued retention and commitment during critical events such as the merger, which may create significant personal uncertainty for them.

The Cameron board of directors unanimously recommends a vote “FOR” the approval on an advisory (non-binding) basis of the compensation that may become payable to Cameron’s named executive officers in connection with the merger, as disclosed in this proxy statement/prospectus.

Proposal No. 3—Possible Adjournment to Solicit Additional Proxies, if Necessary

(Item 3 on the Cameron proxy card)

The special meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary, to obtain additional votes to approve the proposal to adopt the merger agreement. Cameron currently does not intend to propose adjournment of the special meeting if there are sufficient votes to approve the proposal to adopt the merger agreement.

Cameron is asking you to authorize the holder of any proxy solicited by Cameron’s board of directors to vote in favor of any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement at the time of the special meeting.

The Cameron board of directors unanimously recommends that you vote “FOR” any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the proposal to adopt the merger agreement.

THE MERGER

Background of the Merger

Cameron and Schlumberger both periodically review and assess their respective industry and strategic alternatives available to enhance stockholder value. As leading companies in their respective lines of business, Cameron and Schlumberger are generally familiar with each other’s businesses and have, from time to time, discussed and engaged in both commercial and strategic transactions with each other. In addition, representatives of Cameron and Schlumberger meet regularly at committee meetings of, and otherwise with respect to the operation of, OneSubsea, a joint venture which Cameron and Schlumberger formed in 2013 to manufacture and develop products, systems and services for the subsea oil and gas market. The frequent interaction between representatives of Cameron and Schlumberger in connection with the OneSubsea joint venture has increased the familiarity of Cameron and Schlumberger with each other’s businesses, operations and management teams.

In November 2014, Schlumberger indicated to Cameron that it would be interested in making a strategic equity investment in Cameron. After consideration of Schlumberger’s proposal and following consultation with members of the Cameron board of directors, Cameron management advised Schlumberger that Cameron would not be interested in such a strategic equity investment. Schlumberger did not pursue its proposal further and there were no further material discussions between Cameron and Schlumberger regarding Schlumberger’s equity investment proposal.

On April 16, 2015, Schlumberger management made a presentation to the Schlumberger board of directors regarding the possibility of a business combination with Cameron and the potential synergies that might be realized. The finance committee of the Schlumberger board of directors, which had previously reviewed the proposed transaction, provided its recommendation to the board; after discussion the Schlumberger board of directors authorized Schlumberger management to approach Cameron.

On April 29, 2015, Mr. Paal Kibsgaard, the Chairman and Chief Executive Officer of Schlumberger, met with Mr. Jack Moore, the Chairman and Chief Executive Officer of Cameron, after attending a committee meeting for the OneSubsea joint venture. At that meeting, Mr. Kibsgaard informed Mr. Moore that Schlumberger was interested in acquiring Cameron and that Mr. Kibsgaard would be sending Mr. Moore a letter outlining Schlumberger’s formal offer. Mr. Kibsgaard discussed with Mr. Moore Schlumberger’s rationale for the proposed transaction and the benefits he expected such a transaction would offer both Cameron and Schlumberger and their respective stockholders, but he did not discuss how Schlumberger valued Cameron or any other terms of the proposed transaction. Mr. Moore informed Mr. Kibsgaard that he would review any offer with the Cameron board of directors and the Cameron management team.

On April 30, 2015, Mr. Kibsgaard sent a letter to Mr. Moore in which Schlumberger proposed to acquire Cameron for $68.00 per share of Cameron common stock, comprised of 50% cash and 50% shares of Schlumberger. Schlumberger’s April 30 proposal represented a premium of approximately 24% to the last close of Cameron common stock prior to the letter. Based on the $94.61 closing price of Schlumberger common stock on April 30, 2015, the proposal implied an exchange ratio of approximately 0.359 shares of Schlumberger common stock plus $34.00 in cash per share of Cameron common stock as of April 30, 2015. Based upon Schlumberger’s proposal, upon completion of the merger, Cameron stockholders would own approximately 5% of the combined company. On April 30, 2015, the West Texas Intermediate (WTI) spot price of oil as quoted on the New York Mercantile Exchange (NYMEX) was $59.63 per barrel.

On May 1, 2015, the Cameron board of directors met to discuss Schlumberger’s April 30 proposal to acquire Cameron. Members of Cameron management, representatives of Credit Suisse, a long-time financial advisor to Cameron, and representatives of Cravath, Swaine & Moore LLP, which is referred to as Cravath in this proxy statement/prospectus, Cameron’s legal advisor, also attended this meeting. Mr. Moore informed the Cameron board of directors that while Schlumberger’s proposal would be discussed in more detail at its regularly scheduled board of directors meeting on May 7–8, he wanted to provide the Cameron board of directors with an overview of Schlumberger’s April 30 letter, a copy of which had been distributed to the members of the board of directors in advance of the meeting, and his discussions with Mr. Kibsgaard regarding Schlumberger’s proposal. The Cameron board of directors, with the assistance of members of Cameron management and representatives of Credit Suisse and Cravath, discussed, among other things, the terms of Schlumberger’s proposal, the strategic and industrial logic of such a transaction, the value and form of consideration being offered by Schlumberger, the recent stock price performance of both Cameron and Schlumberger, the state of the oil and gas markets and the likelihood that a transaction could be completed.

Following this discussion, the Cameron board of directors determined that while it understood the industrial logic of a potential business combination with Schlumberger and would be open to considering such a transaction, the value proposed by Schlumberger in its April 30 letter was insufficient. The Cameron board of directors also decided to discuss the possibility of entering into discussions with Schlumberger at its regularly scheduled meeting on May 7–8, 2015. The Cameron board of directors instructed Mr. Moore to contact Mr. Kibsgaard to convey the response of the Cameron board of directors.

Following the meeting of the Cameron board of directors, on the evening of May 1, 2015, Mr. Moore informed Mr. Kibsgaard that the Cameron board of directors had met to discuss Schlumberger’s proposed transaction as set forth in Mr. Kibsgaard’s April 30 letter and that while the Cameron board of directors understood the industrial logic of a combination of Cameron and Schlumberger, the Cameron board of directors viewed the value offered by Schlumberger to Cameron’s stockholders as not being sufficient to warrant engaging in further discussions.

On May 5, 2015, Mr. Kibsgaard called and sent a letter to Mr. Moore to inform him that he was pleased that the Cameron board of directors understood the industrial logic of the proposed transaction and that Schlumberger could consider increasing the value of its proposal if it were provided the opportunity to engage in limited due diligence and to engage in discussions with Cameron’s management providing a more in-depth review of Cameron’s businesses.

On May 7–8, 2015, at a regularly scheduled meeting of the Cameron board of directors, the Cameron board of directors continued its discussion of Schlumberger’s proposed acquisition of Cameron. Members of Cameron’s management and representatives of Credit Suisse and Cravath also attended the meeting. As he had done at the prior Cameron board of directors meeting, Mr. Moore reviewed with the Cameron board of directors the terms of Schlumberger’s offer. Mr. Moore also updated the board of directors on his discussions with Mr. Kibsgaard following the prior meeting of the Cameron board of directors. Representatives of Cravath provided a review of the fiduciary duties of the Cameron board of directors in considering the proposed transaction. The representatives of Cravath also reviewed with the Cameron board of directors certain key terms of the OneSubsea joint venture. Mr. Charles Sledge, the Chief Financial Officer of Cameron, reviewed with the Cameron board of directors the updated set of five-year projections that he and the rest of senior management had prepared for purposes of evaluating the potential transaction (which are referred to in this proxy statement/prospectus as the Company Forecasts—May (see the section entitled “The Merger—Financial Forecasts”)). On May 7, 2015, the WTI spot price of oil as quoted on the NYMEX was $58.94 per barrel.

Also at the meeting, representatives of Credit Suisse reviewed financial information regarding Cameron, Schlumberger and the financial terms of the proposed transaction.

The Cameron board of directors discussed the financial terms of Schlumberger’s proposal, the likelihood that the transaction could be successfully completed and potential responses to the proposal. The Cameron board of directors considered alternatives to a business combination transaction, including continuing its existing

OneSubsea joint venture business with Schlumberger as part of the execution of Cameron’s strategic plan as a standalone company. The Cameron board of directors also considered whether there might be other potential acquirors that would have the financial capability and willingness to meet or exceed the value of the Schlumberger proposal and concluded that while that was an unlikely outcome, it was important to allow for such an opportunity to emerge if Cameron were to ultimately reach an agreement with Schlumberger.

Following discussion, the Cameron board of directors decided that Cameron should provide additional information to Schlumberger to assist Schlumberger with its analysis of Cameron so that Schlumberger could determine whether it would improve its proposal and directed Cameron management to proceed in that regard. The Cameron board of directors also instructed Mr. Moore to communicate to Schlumberger that it believed that the value Schlumberger placed on Cameron was insufficient, and that Cameron expected Schlumberger to be able to improve its offer upon receiving additional information regarding Cameron’s business and operations, including Cameron’s financial forecasts.

On May 14, 2015, Mr. Moore and Mr. Kibsgaard agreed to schedule a meeting between members of senior management of Cameron and Schlumberger so that Cameron could provide Schlumberger with additional information regarding Cameron’s business and operations. In preparation for the meeting, Cameron management, in consultation with certain members of the Cameron board of directors, developed a set of financial forecasts to be provided to Schlumberger, which were based on the Company Forecasts—May, modified to reflect more optimistic but still realistic assumptions regarding Cameron’s future results and market conditions in the oil and gas industry, including more optimistic assumptions regarding the pace of recovery in drilling activity levels and capital spending by oil and gas production companies (such modified forecasts are referred to in this proxy statement/prospectus as the Transaction Forecasts (see the section entitled “The Merger—Financial Forecasts”)).

On May 21, 2015, Mr. Sledge and Mr. Simon Ayat, the Chief Financial Officer of Schlumberger, met for lunch. Among the topics discussed at that lunch meeting was the proposed transaction. Mr. Ayat explained Schlumberger’s rationale for the proposed transaction and for the financial terms of the Schlumberger proposal. Mr. Sledge reiterated that the value Schlumberger had placed on Cameron was insufficient.

In connection with the discussions of a potential transaction, Cameron and Schlumberger entered into a confidentiality agreement dated June 11, 2015.

On June 16, 2015, Mr. Sledge and Mr. R. Scott Rowe, the Chief Operating Officer of Cameron, gave a presentation regarding Cameron’s business and operations, which included the Transaction Forecasts, to representatives of Schlumberger. On June 16, 2015, the WTI spot price of oil as quoted on the NYMEX was $59.97 per barrel.

At the conclusion of this presentation, a representative of Schlumberger informed the representatives of Cameron management that any improvement in the Schlumberger proposal would require the approval of the Schlumberger board of directors and that the possibility of such an improvement would be discussed at the Schlumberger board of directors’ regularly scheduled meeting in mid-July.

On June 17, 2015, Mr. Moore provided an update to the Cameron board of directors regarding the June 16 meeting with Schlumberger.

Cameron and Credit Suisse entered into an engagement letter dated as of June 18, 2015, pursuant to which Cameron engaged Credit Suisse as its financial advisor in connection with a potential transaction involving Cameron, including a potential acquisition by or merger with Schlumberger or its affiliates.

On June 30, 2015, Mr. Sledge and Mr. Ayat met for lunch. At that lunch meeting, Mr. Ayat and Mr. Sledge discussed follow up questions Mr. Ayat had regarding the June 16 presentation.

On July 15, 2015, the Schlumberger board of directors held a regularly scheduled quarterly meeting at which Schlumberger management provided an update on the proposed transaction with Cameron. After discussion, the Schlumberger board of directors confirmed their interest in pursuing a transaction with Cameron and directed Schlumberger management to continue negotiations.

On July 29, 2015, Mr. Moore and Mr. Kibsgaard met to discuss the potential transaction. Mr. Kibsgaard reported that the Schlumberger board of directors continued to believe that a combination of the two companies was highly compelling and in the best interests of the stockholders of both companies but noted difficulties in the oil and gas industry that made it difficult for Schlumberger to improve its proposal. Mr. Kibsgaard inquired whether Mr. Moore was able to give an indication as to a value at which Cameron would agree to a transaction. Mr. Moore declined to provide a value and indicated that he would discuss any proposal received from Schlumberger with the Cameron board of directors. On July 29, 2015, the WTI spot price of oil as quoted on the NYMEX was $48.79 per barrel.

On August 4, 2015, Cameron received a letter from Schlumberger in which Schlumberger reaffirmed its proposal to acquire Cameron for $68.00 per share of Cameron common stock, comprised of 50% cash and 50% shares of Schlumberger. Schlumberger’s letter stated that its August 4 proposal represented a greater premium than that contained in Schlumberger’s April 30 proposal based on the last closing price of Cameron’s common stock prior to each proposal, due to changes in each company’s respective trading price since Schlumberger’s initial proposal on April 30, 2015. Schlumberger’s August 4 proposal represented a premium of approximately 38% to the last close of Cameron’s common stock prior to the letter. Schlumberger’s August 4 letter also suggested that the parties meet in person on August 14 and 15 for a negotiation of all key commercial terms. Based on the $82.27 closing price of Schlumberger common stock on August 4, 2015, the proposal implied an exchange ratio of approximately 0.413 shares of Schlumberger common stock plus $34.00 in cash per share of Cameron common stock as of August 4, 2015. Due to the decline in the price of Schlumberger’s common stock since Schlumberger submitted its initial proposal on April 30, 2015, the August 4 proposal represented an increase of approximately 15% in the number of shares of Schlumberger common stock to be issued per share of Cameron common stock as compared to the April 30 proposal. Based upon Schlumberger’s revised proposal, upon completion of the merger, Cameron stockholders would own approximately 6% of the combined company. On August 4, 2015, the WTI spot price of oil as quoted on the NYMEX was $45.74 per barrel.

In an email exchange on August 5, 2015, Mr. Kibsgaard informed Mr. Moore that Schlumberger’s proposal set forth in its August 4 letter would expire at 8:00 p.m. Central time on August 13, 2015.

At meetings on August 12 and 13, 2015, the Cameron board of directors, with the assistance of members of Cameron management and representatives of Credit Suisse and Cravath, reviewed Schlumberger’s August 4 proposal and developments in Cameron’s business and the oil and gas industry, including that since May 6, 2015, the WTI price of oil had declined by approximately 29% and the PHLX Oil Services Sector Index had declined by approximately 18%, in each case as of August 11, 2015. Mr. Sledge reviewed with the Cameron board of directors an updated set of five-year projections prepared by Cameron’s management based on the Company Forecasts—May, modified to reflect then recent developments in the oil and gas industry, including the decline in oil prices and the expected resulting decline in capital spending by oil and gas production companies (which are referred to in this proxy statement/prospectus as the Company Forecasts—August (see the section entitled “The Merger—Financial Forecasts”)). On August 12, 2015, the WTI spot price of oil as quoted on the NYMEX was $43.30 per barrel.

Following discussion, the Cameron board of directors concluded that, in light of Cameron’s prospects at the time and the trading multiples of each company’s shares relative to their historical levels, the financial terms proposed by Schlumberger were not acceptable. The Cameron board of directors instructed Mr. Moore to accept Schlumberger’s request to meet in person on August 14, 2015 and to communicate to Schlumberger that Schlumberger would need to increase the value of its proposal in order for the Cameron board of directors to be willing to consider proceeding with the proposed transaction.

On August 14, 2015, representatives of Cameron management and Schlumberger management met to discuss the potential business combination. In the course of these discussions, Mr. Sledge communicated that the Cameron board of directors believed that Schlumberger was undervaluing Cameron and that as a result, the consideration being offered by Schlumberger was not sufficient. Later that day and following the meeting, Mr. Kibsgaard sent a letter to Mr. Moore in which Schlumberger set forth a revised offer whereby the consideration to be paid by Schlumberger would be a premium of approximately 40% to the volume weighted average price of Cameron’s common stock for the 20 trading day period ended August 21, 2015, with an increase in the stock component of the consideration from 50% to 80%.

On August 15, 2015, the Cameron board of directors, with the assistance of members of Cameron management and representatives of Credit Suisse and Cravath, met to review Schlumberger’s revised proposal. Mr. Moore provided the Cameron board of directors with an update on the discussions that had taken place the previous day between representatives of Cameron management and Schlumberger management. Following discussion, the Cameron board of directors decided to reject Schlumberger’s proposal, and Mr. Moore sent Mr. Kibsgaard a letter to that effect.

On August 17, 2015, Mr. Kibsgaard sent a letter to Mr. Moore in which Schlumberger reiterated its rationale for the proposed transaction. In the letter Schlumberger acknowledged that Cameron had rejected its proposal but indicated that Schlumberger was still open to further discussions.

On August 18, 2015, following consultation with other members of Cameron management and members of the Cameron board of directors, Mr. Moore contacted Mr. Kibsgaard to request a meeting. Mr. Moore and Mr. Kibsgaard met later that day. Mr. Moore indicated that if Schlumberger were to make a proposal at a valuation above $72.00 per share of Cameron common stock, subject to discussing any such proposal with the Cameron board of directors, he expected that Cameron and Schlumberger should be able to come to an agreement on valuation. After discussion, they agreed that Mr. Sledge should meet with Mr. Ayat to discuss valuation.

On August 19, 2015, Mr. Sledge and Mr. Ayat met to discuss valuation. Following that meeting, Schlumberger communicated a revised proposal of $72.20 per share of Cameron common stock, comprised of 20% cash and 80% shares of Schlumberger. Schlumberger’s revised proposal represented a premium of approximately 52% to the close of Cameron common stock on August 19, 2015. Based on the $80.67 closing price of Schlumberger common stock on August 19, 2015, the proposal implied an exchange ratio of approximately 0.716 shares of Schlumberger common stock plus $14.44 in cash per share of Cameron common stock as of August 19, 2015. Based upon Schlumberger’s revised proposal, upon completion of the merger, Cameron stockholders would own approximately 10% of the combined company. On August 19, 2015, the WTI spot price of oil as quoted on the NYMEX was $40.80 per barrel.

The Cameron board of directors met again on August 19, 2015 and, with the assistance of members of Cameron management and representatives of Credit Suisse and Cravath, reviewed the revised Schlumberger proposal. Mr. Moore provided the Cameron board of directors with an update of discussions between Cameron and Schlumberger. Following the Cameron board of directors’ discussion of Schlumberger’s revised proposal, the Cameron board of directors authorized Cameron management to indicate to Schlumberger that Cameron would be willing to proceed with the proposed transaction, and authorized management and Cameron’s legal and financial advisors to proceed with finalizing the terms of the transaction, with the objective of announcing the transaction on the morning of Monday, August 24, 2015. Later that evening, Baker Botts L.L.P., which is referred to as Baker Botts in this proxy statement/prospectus, Schlumberger’s legal advisor, delivered a draft merger agreement to Cravath. Over the next few days, Cravath, Baker Botts and members of Cameron’s and Schlumberger’s respective management teams negotiated the terms of the merger agreement, while Schlumberger, Cameron, and their respective advisors continued their due diligence efforts.

On August 20, 2015, the U.S. stock markets began to experience a severe decline, causing significant changes in the trading prices of both Cameron and Schlumberger common stock.

On August 21, 2015, Mr. Sledge met with Mr. Ayat. At that meeting, Mr. Ayat indicated to Mr. Sledge that, as a result of recent market volatility Schlumberger had determined that it was not willing to proceed on the previously discussed timetable. Mr. Sledge suggested to Mr. Ayat that, in order to be able to announce the transaction on the morning of Monday, August 24, 2015, Cameron and Schlumberger consider, in light of the stock market fluctuations which had affected the trading prices of Cameron common stock and Schlumberger common stock, the cash portion of the consideration payable per Cameron common share in the transaction be fixed at $14.44 in cash and the stock portion of the consideration payable per share of Cameron common stock in the transaction be fixed at the exchange ratio implied by Schlumberger’s August 19 proposal (which proposal was the basis on which Cameron had agreed to proceed with the proposed transaction) based on the market prices of Cameron common stock and Schlumberger common stock at the time of that proposal, which was 0.716 shares of Schlumberger common stock per share of Cameron common stock. The Cameron board of directors met later that day, along with members of Cameron management and representatives of Credit Suisse and Cravath, to receive an update as to the status of the transaction and market developments.

The Cameron board of directors met again on August 23, 2015, along with members of Cameron management and representatives of Credit Suisse and Cravath, to receive an update on the ongoing negotiations. At this meeting, representatives of Cravath presented the material terms of the merger agreement being negotiated. The Cameron board of directors instructed Cameron management and its advisors to continue negotiating to finalize the terms of the merger agreement. Cameron and Schlumberger continued their due diligence efforts, while Cameron management and Schlumberger management, along with Cravath and Baker Botts, continued to finalize the terms of the merger agreement.

On August 24, 2015, Mr. Ayat proposed to Mr. Sledge that Cameron and Schlumberger proceed with the transaction on the terms suggested at their August 21st meeting. Mr. Ayat also stated that Schlumberger wanted to finalize the terms of the merger agreement and announce the transaction on the morning of Wednesday, August 26, 2015. Mr. Sledge attempted to negotiate with Mr. Ayat; however, Mr. Ayat responded that this was Schlumberger’s best and final offer. Mr. Sledge informed Mr. Ayat that he would discuss this proposal with the Cameron board of directors.

Later in the evening on August 24, 2015, the Cameron board of directors met to discuss the status of discussions with Schlumberger. Members of Cameron management and representatives of Credit Suisse and Cravath were also in attendance at the request of the Cameron board of directors. Mr. Moore provided an update to the Cameron board of directors on discussions with Schlumberger, including the discussions between Mr. Ayat and Mr. Sledge prior to the Cameron board of directors meeting. Mr. Moore also indicated to the Cameron board of directors that due to recent developments affecting the oil and gas industry, including the increased volatility and uncertainty regarding future oil and gas prices, he had concerns that the Company Forecasts—August would be more difficult to achieve than Cameron management believed at the time the Company Forecasts—August were prepared. The Cameron board of directors discussed the revised Schlumberger proposal, including the financial aspects of the proposal. Credit Suisse reviewed with the Cameron board of directors financial information regarding Cameron and Schlumberger and financial aspects of the proposed transaction. Cravath updated the Cameron board of directors on the negotiation of the terms of the merger agreement and discussed the key open issues with the members of the Cameron board of directors. After discussion, the Cameron board of directors determined to proceed with the proposed transaction based on the Schlumberger proposal and instructed management and its advisors to continue to finalize the terms of the merger agreement.

Over August 24–25, 2015, representatives of Cameron and Schlumberger and Cravath and Baker Botts continued to finalize the remaining open items in the merger agreement.

On August 25, 2015, the Cameron board of directors met, along with members of Cameron management and representatives of Credit Suisse and Cravath, to consider the terms of the proposed transaction. Based upon the consideration set forth in the merger agreement, upon completion of the merger, Cameron stockholders would own approximately 10% of the combined company. The implied consideration as set forth in the merger agreement represented a premium of approximately 56% to the close of Cameron common stock on August 25, 2015. On August 25, 2015, the WTI spot price of oil as quoted on the NYMEX was $39.31 per barrel.

Cravath again reviewed with the Cameron board of directors its fiduciary duties. Cravath then reviewed the terms of the proposed merger agreement that had not been finalized at the August 24, 2015 meeting of the Cameron board of directors, including the provisions relating to the allocation of regulatory risks.

As a result of the concerns expressed by Mr. Moore regarding Cameron’s ability to achieve the Company Forecasts—August, in advance of the August 25 board of directors meeting, Cameron’s management performed a sensitivity analysis on the Company Forecasts—August to reflect Cameron management’s views with respect to the potential adverse financial implications of developments affecting the oil and gas industry at that time, including the increased volatility and uncertainty regarding future oil and gas prices (see the section entitled “The Merger—Financial Forecasts”). This analysis was reviewed with the Cameron board of directors at the August 25 board of directors meeting.

Credit Suisse then reviewed and discussed its financial analyses with respect to Cameron and the proposed merger. Thereafter, at the request of the Cameron board of directors, Credit Suisse rendered its oral opinion to the Cameron board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 25, 2015, the merger consideration to be received by the holders of Cameron common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Following discussion, the Cameron board of directors then determined, by unanimous vote, for the reasons detailed in “—Recommendation of the Cameron Board; Cameron’s Reasons for the Merger,” that the proposed merger agreement, the proposed merger, and the other agreements and transactions contemplated by the proposed merger agreement are fair to and in the best interests of Cameron and its stockholders, and approved and declared advisable the proposed merger agreement and the transactions contemplated by the proposed merger agreement, including the proposed merger.

On August 24, 2015, the Schlumberger board of directors convened a special telephonic meeting to discuss the status of discussions with Cameron and consider the terms of the proposed transaction. Mr. Ayat reviewed with the Schlumberger board of directors the financial terms of the transaction. In various email exchanges on August 25, 2015, the Schlumberger board of directors and Mr. Kibsgaard further discussed the financial parameters of the proposed transaction. Following these exchanges, the Schlumberger board of directors unanimously approved the proposed merger agreement, the proposed merger and the other agreements and transactions contemplated by the proposed merger agreement, and instructed Schlumberger management to proceed with the transaction.

Later in the day on August 25, 2015, the merger agreement was executed by Cameron, Schlumberger US, Merger Sub and Schlumberger. Early in the day on August 26, 2015, Cameron and Schlumberger issued a joint press release announcing the merger agreement.

Cameron’s Reasons for the Merger; Recommendation of the Cameron Board of Directors

The Cameron board of directors, at a meeting held on August 25, 2015, unanimously:

•	approved and declared advisable the merger agreement, the merger and all of the other transactions contemplated by the merger agreement;

•	declared that it is in the best interests of Cameron and its stockholders to enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement;

•	directed that adoption of the merger agreement be submitted to a vote at a meeting of the Cameron stockholders; and

•	recommended that the Cameron stockholders vote to adopt the merger agreement.

Accordingly, the Cameron board of directors unanimously recommends a vote “FOR” the proposal to adopt the merger agreement and a vote “FOR” all other proposals.

In evaluating the proposed merger, the Cameron board of directors consulted with and received the advice of Cameron’s outside legal and financial advisors, held discussions with Cameron’s management and considered a number of factors that it believed supported its decision to enter into the merger agreement. These factors included, but were not limited to, the following:

•	the per share merger consideration of $14.44 in cash and 0.716 Schlumberger shares valued at $72.52 per share of Cameron common stock as of August 25, 2015, representing a 56.3% premium to Cameron’s closing stock price of $42.47 on August 25, 2015 and a 37.0% premium over the 20-day volume weighted average price of Cameron stock as of August 25, 2015;

•	the per share merger consideration representing a valuation of Cameron at a multiple of approximately 10.2 times Cameron’s forecasted EBITDA for fiscal year 2016;

•	the Cameron board of directors’ understanding of the business operations, financial conditions, earnings and prospects of Cameron, including the prospects of Cameron on a standalone basis, including the Cameron board of directors’ views of market competition and the challenges and opportunities facing the oil and gas industry (including recent volatility in oil prices and potentially decreased demand for oil and natural gas due to weakening global economic growth) and the risks that Cameron would face given those challenges if it continued to operate on a standalone basis;

•	the financial analyses reviewed and discussed with the Cameron board of directors by representatives of Credit Suisse as well as the oral opinion of Credit Suisse rendered to the Cameron board of directors on August 25, 2015 (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 25, 2015, the merger consideration to be received by the holders of Cameron common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders;

•	the fact that the per share merger consideration to be paid to Cameron stockholders consisted of a high Schlumberger common stock component and that Cameron stockholders immediately prior to the merger would own approximately 10% of the equity interests of Schlumberger immediately following the completion of the merger, which would give former Cameron stockholders the opportunity to participate in future earnings and growth of Schlumberger and future appreciation in the value of Schlumberger’s common stock following the merger should they determine to retain the Schlumberger common stock they would receive in the merger;

•	the Cameron board of directors’ review of Schlumberger’s business operations, financial condition, earnings and prospects;

•	the financial profile of a combined Cameron and Schlumberger relative to that of Cameron as a standalone company, with a more diversified revenue base, both with respect to product/service offerings and geography, and a greater free cash flow as well as the synergies anticipated to be achievable in connection with the merger and the anticipated market capitalization, liquidity and capital structure of the combined company;

•	the fact that the cash portion of the per share merger consideration to be paid to Cameron stockholders provided certainty of value, and that the market for Schlumberger common stock would allow Cameron stockholders the choice to either retain or dispose of the stock portion of the per share merger consideration;

•	the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of Schlumberger common stock which offers Cameron stockholders the opportunity to benefit from any increase in the trading price of Schlumberger common stock before the closing of the merger;

•	the likelihood that the proposed merger would be consummated based on, among other things:

•	the absence of a financing condition in the merger agreement;

•	the likelihood and anticipated timing of consummating the merger in light of the scope of the conditions to closing;

•	the level of the commitments by the parties to obtain applicable regulatory approvals, which in the view of the Cameron board of directors after considering the advice of counsel, made it highly likely that the merger once announced would be completed; and

•	that Cameron is entitled to enforce specifically the terms of the merger agreement;

•	other terms of the merger agreement, including:

•	Cameron’s ability, at any time prior to obtaining the Cameron stockholder approval and under certain circumstances, to consider and respond to an unsolicited acquisition proposal, to furnish non-public information to the person making such a proposal and to engage in discussions or negotiations with the person making such a proposal;

•	the Cameron board of directors’ ability, under certain circumstances, to withhold, withdraw, modify or qualify the Cameron board of directors’ recommendation to Cameron stockholders that they vote in favor of the adoption of the merger agreement or to approve, endorse or recommend an acquisition proposal;

•	Cameron’s ability, under certain circumstances, to terminate the merger agreement in order to enter into any agreement, understanding or arrangement providing for a superior proposal, provided that Cameron concurrently with such termination pays to Schlumberger US a termination fee of $321 million; and

•	the availability of appraisal rights under the DGCL to Cameron stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of Cameron common stock as determined by the Delaware Court of Chancery;

•	whether there were other potential parties that might have an interest in, and be financially capable of, engaging in a strategic transaction with Cameron at a value higher than Schlumberger’s proposal;

•	the fact that merger is not subject to approval by Schlumberger stockholders; and

•	the risk that pursuing other potential alternatives, including continuing to operate on a standalone basis, could have resulted in the loss of an opportunity to consummate a transaction with Schlumberger.

In the course of its deliberations, the Cameron board of directors also considered a variety of risks and other countervailing factors related to entering into the merger agreement, the merger and the other transaction contemplated thereby, including but not limited to:

•	the possibility that the merger may be delayed or not occur at all, due to a failure of certain conditions;

•	the risk that regulatory agencies may not approve the merger or may impose terms and conditions on their approvals that would either materially impair the business operations of the combined company or adversely impact the ability of the combined company to realize the synergies that are expected to occur in connection with the merger;

•

the risks and costs to Cameron if the merger is delayed or does not occur at all, including the potential negative impact on Cameron’s ability to retain key employees, the diversion of Cameron management and employee attention and the potential disruptive effects on Cameron’s day-to-day operations and Cameron’s relationships with third parties, including its customers and suppliers;

•	the restrictions on the conduct of Cameron’s business prior to the consummation of the merger, which may delay or prevent Cameron from undertaking business opportunities that may arise or other actions it would otherwise take with respect to the operations of Cameron pending consummation of the merger;

•	the challenges inherent in the combination of two businesses of the size and complexity of Cameron and Schlumberger, including potential risks associated with achieving anticipated synergies and successfully integrating Cameron’s business, operations and workforce with those of Schlumberger;

•	the fact that the exchange ratio included in the merger agreement provides for a fixed number of shares of Schlumberger common stock, meaning Cameron stockholders cannot be sure at the time they vote on the merger of the market value of the merger consideration they will receive, and the possibility that Cameron stockholders could be adversely affected by a decrease in the market price of Schlumberger common stock before the closing of the merger;

•	the risk of incurring substantial expenses related to the merger, including in connection with any litigation resulting from the announcement or pendency of the merger;

•	the possibility that the expense reimbursement that Schlumberger US would be required to pay under the merger agreement upon termination of the merger agreement under certain circumstances would be insufficient to compensate Cameron for its costs incurred in connection with the merger agreement;

•	the provisions of the merger agreement that restrict Cameron’s ability to solicit or participate in discussions or negotiations regarding alternative acquisition proposals, subject to specified exceptions, and that require Cameron to give Schlumberger the opportunity to propose revisions to the terms of the transactions contemplated by the merger agreement prior to Cameron being able to terminate the merger agreement to accept a superior proposal;

•	the possibility that, if the merger is not consummated, under certain circumstances, Cameron may be required to reimburse Schlumberger and Schlumberger US for up to $10 million of their expenses or pay to Schlumberger US a termination fee of $321 million, as more fully described in the section entitled “The Merger Agreement—Termination, Amendment and Waiver,” which could discourage other third parties from making an alternative acquisition proposal with respect to Cameron, but which the Cameron board of directors believed would not be a meaningful deterrent;

•	the fact that Cameron negotiated solely with Schlumberger rather than conducting a public or private “auction” or sales process of Cameron; and

•	the fact that the transaction, including the stock portion of the per share merger consideration, would be taxable to Cameron’s stockholders that are U.S. holders for U.S. federal income tax purposes.

In addition, the Cameron board of directors was aware of and considered the interests of its directors and executive officers that are different from, or in addition to, the interests of Cameron stockholders generally, including the treatment of Cameron stock options and other equity awards held by such directors and executive officers in the merger described in the section entitled “The Merger—Interests of Cameron’s Directors and Executive Officers in the Merger” and Schlumberger’s agreement to indemnify Cameron directors and officers against certain claims and liabilities.

The foregoing discussion of the information and factors that the Cameron board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the Cameron board of directors considered. The Cameron board of directors collectively reached the conclusion to approve the merger agreement, the merger and all of the other transactions contemplated by the merger agreement in light of the various factors described above and other factors that the members of the Cameron board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Cameron board of directors considered in connection with its evaluation of the merger, the Cameron board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Cameron board of directors. Rather, in considering the various factors, individual members of the Cameron board of directors considered all of these factors as a whole and concluded, based on the totality of information presented to them and the investigation conducted by them, that, on balance, the positive factors outweighed the negative factors and that they supported a determination to approve the merger agreement, declare its advisability and recommend that the Cameron stockholders vote to adopt the merger agreement. In considering the factors discussed above, individual directors may have given different weights to different factors and the factors are not presented in any order of priority.

Schlumberger’s Reasons for the Merger

Schlumberger believes the merger will create sustainable long-term value for its stockholders. Key factors considered by Schlumberger include the following:

•	Schlumberger’s belief that combining its deep reservoir knowledge with Cameron’s wellhead and surface technology, further enabled by instrumentation, software and automation, will launch a new era of complete drilling and production system performance;

•	Schlumberger’s expectation that the transaction will combine two complementary technology portfolios into a “pore-to-pipeline” products and services offering to the global oil and gas industry, which, on a pro forma basis, would have had 2014 revenues of $59 billion;

•	Schlumberger’s expectation that the merger will result in incremental pretax synergies of approximately $300 million and $600 million in the first year and the second year after closing, respectively, with a growing component of revenue synergies expected in the second year and beyond;

•	Schlumberger’s expectation that the transaction will result in the achievement of significant efficiency gains through lower operating costs, streamlined supply chains, and improved manufacturing processes while leveraging the Schlumberger transformation platform;

•	Schlumberger’s expectation that the merger will be accretive to earnings per share by the end of the first year after closing; and

•	Schlumberger’s belief that the next industry technical breakthrough will be achieved through integration of Schlumberger’s reservoir and well technologies with Cameron’s leadership in surface, drilling, processing and flow control technologies, generating value for customers through expanded technical capabilities, improved efficiency and closer commercial alignment to lower cost per barrel and raise recovery.

Opinion of Cameron’s Financial Advisor

On August 25, 2015, Credit Suisse rendered its oral opinion to the Cameron board of directors (which was subsequently confirmed in writing by delivery of Credit Suisse’s written opinion dated the same date) to the effect that, as of August 25, 2015, the merger consideration to be received by the holders of Cameron common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

Credit Suisse’s opinion was directed to the Cameron board of directors, and only addressed, as of August 25, 2015, the fairness, from a financial point of view, to the holders of Cameron common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication of the merger. The summary of Credit Suisse’s opinion in this proxy statement/prospectus is qualified in its entirety by reference to the full text of its written opinion, which is included as Annex C to this proxy statement/prospectus and sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Credit Suisse in preparing its opinion. However, neither Credit Suisse’s written opinion nor the summary of its opinion and the related analyses set forth in this proxy statement/prospectus is intended to be, and they do not constitute, advice or a recommendation to any stockholder as to how such holder should vote or act on any matter relating to the proposed merger.

In arriving at its opinion, Credit Suisse:

•	reviewed the merger agreement;

•	reviewed certain publicly available business and financial information relating to Cameron and Schlumberger;

•	reviewed certain other information relating to Cameron and Schlumberger, including the Company Forecasts—August and certain publicly available research analyst estimates with respect to future financial performance of Schlumberger (the “Schlumberger Street Estimates”);

•	received guidance from management of Cameron regarding the potential adverse financial implications of recent developments affecting the oil and gas industry, including the increased volatility and uncertainty regarding future oil and gas prices;

•	spoke with the managements of Cameron and Schlumberger regarding the business prospects of Cameron and Schlumberger, respectively;

•	considered certain financial and stock market data of Cameron and Schlumberger, and compared that data with similar data for other companies with publicly traded equity securities in businesses Credit Suisse deemed similar to those of Cameron and Schlumberger, respectively;

•	considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which had been effected or announced; and

•	considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which Credit Suisse deemed relevant.

In connection with its review Credit Suisse did not independently verify any of the foregoing information, and Credit Suisse assumed and relied upon such information being complete and accurate in all respects. Credit Suisse was advised by Cameron management that recent developments affecting the oil and gas industry, including the increased volatility and uncertainty regarding future oil and gas prices, had raised concerns that the Company Forecasts—August would be more difficult to achieve than Cameron management believed at the time the Company Forecasts—August were prepared. Nevertheless, although such developments and the resulting uncertainty made Cameron’s future financial performance difficult to predict, management of Cameron advised Credit Suisse and Credit Suisse assumed that the Company Forecasts—August continued to reflect the best currently available estimates and judgments of the management of Cameron as to the future financial performance of Cameron. With respect to the Schlumberger Street Estimates that Credit Suisse used and relied upon for purposes of its analyses and opinion, management of Schlumberger advised Credit Suisse and Credit Suisse assumed that such Schlumberger Street Estimates were reasonable estimates as to the future financial performance of Schlumberger. At the direction of management of Cameron, Credit Suisse assumed that the Company Forecasts—August and the Schlumberger Street Estimates were a reasonable basis on which to evaluate Cameron, Schlumberger and the merger and Credit Suisse used and relied upon such forecasts and estimates for purposes of its analyses and opinion. Credit Suisse expressed no view or opinion with respect to the Company Forecasts—August or the Schlumberger Street Estimates or the assumptions upon which they were based.

Credit Suisse also assumed, with Cameron’s consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on Cameron, Schlumberger or the contemplated benefits of the merger. With Cameron’s consent, Credit Suisse also assumed that the merger would be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the merger agreement, without waiver, modification or amendment of any term, condition or agreement thereof that was material to Credit Suisse’s analyses or opinion. Credit Suisse did not investigate or otherwise evaluate, and its opinion did not address, the potential effects of the merger on the federal, state or other taxes or tax rates payable by Cameron, Schlumberger or their respective security holders and, with Cameron’s consent, Credit Suisse assumed, that Cameron and Schlumberger would not incur any gain or loss as a result of the merger and that, except as would not be material to its analyses or opinion, such taxes and tax rates would not be adversely affected by or after giving effect to the merger. In addition, Credit Suisse was not requested to make, and did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cameron or Schlumberger, nor was Credit Suisse furnished with any such evaluations or appraisals.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view, to the holders of Cameron common stock of the merger consideration to be received by such holders in the merger pursuant to the merger agreement and did not address any other aspect or implication (financial or otherwise) of the merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form and structure of the merger and the merger consideration or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, security holders or affiliates of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. Furthermore, Credit Suisse did not express any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. Credit Suisse assumed that Cameron had obtained or would obtain such advice or opinions from the appropriate professional sources. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based upon information made available to Credit Suisse as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of its opinion. Credit Suisse did not undertake, and is under no obligation, to update, revise, reaffirm or withdraw its opinion, or otherwise comment on or consider events occurring or coming to its attention after the date of its opinion. In addition, as the Cameron board of directors was aware, the financial projections and estimates that Credit Suisse reviewed relating to the future financial performance of Cameron and Schlumberger reflected certain assumptions regarding the oil and gas industry and the future commodity prices associated with the oil and gas industry that were subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on its analyses and opinion. Credit Suisse’s opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might have been available to Cameron, nor did it address the underlying business decision of the Cameron board of directors or Cameron to proceed with or effect the merger. Credit Suisse did not express any opinion as to what the value of shares of Schlumberger common stock actually would be when issued pursuant to the merger or the price or range of prices at which shares of Schlumberger common stock or Cameron common stock may be purchased or sold at any time. Credit Suisse was not requested to, and did not, solicit third party indications of interest in acquiring all or any part of Cameron.

Credit Suisse’s opinion was for the information of the Cameron board of directors in connection with its consideration of the merger and did not constitute a recommendation to the Cameron board of directors with respect to the merger or advice or a recommendation to any holder of Cameron common stock as to how such holder should vote or act on any matter relating to the proposed merger.

In preparing its opinion to the Cameron board of directors, Credit Suisse performed a variety of analyses, including those described below. The summary of Credit Suisse’s financial analyses is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of such an opinion is a complex process involving various quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaptation and application of those methods to the unique facts and circumstances presented. As a consequence, neither Credit Suisse’s opinion nor the analyses underlying its opinion are readily susceptible to partial analysis or summary description. Credit Suisse arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any individual analysis, analytic method or factor. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses, analytic methods and factors, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In performing its analyses, Credit Suisse considered business, economic, industry and market conditions, financial and otherwise, and other matters as they existed on, and could be evaluated as of, the date of its opinion. No company, business or transaction used in Credit Suisse’s analyses for comparative purposes is identical to Cameron or the proposed merger. While the results of each analysis were taken into account in reaching its overall conclusion with respect to fairness, Credit Suisse did not make separate or quantifiable judgments regarding individual analyses. The implied valuation reference ranges indicated by Credit Suisse’s analyses are illustrative and not necessarily indicative of actual values nor predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold, which may depend on a variety of factors, many of which are beyond Cameron’s control and the control of Credit Suisse. Much of the information used in, and accordingly the results of, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse’s opinion and analyses were provided to the Cameron board of directors (in its capacity as such) in connection with its consideration of the proposed merger and were among many factors considered by the Cameron board of directors in evaluating the proposed merger. Neither Credit Suisse’s opinion nor its analyses were determinative of the merger consideration or of the views of the Cameron board of directors with respect to the proposed merger.

The following is a summary of the material financial analyses performed in connection with Credit Suisse’s opinion rendered to the Cameron board of directors on August 25, 2015. The analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the analyses. Considering the data in the tables below without considering the full narrative description of the analyses, as well as the methodologies underlying, and the assumptions, qualifications and limitations affecting, each analysis, could create a misleading or incomplete view of Credit Suisse’s analyses.

For purposes of its analyses, Credit Suisse reviewed a number of financial metrics including:

•	Enterprise Value—generally the value as of a specified date of the relevant company’s outstanding equity securities (taking into account its options and other outstanding convertible securities) plus the value as of such date of its corporate adjustments (the value of its outstanding indebtedness, non-controlling interests, preferred stock and capital lease obligations less the amount of cash on its balance sheet).

•	EBITDA—generally the amount of the relevant company’s earnings before interest, taxes, depreciation and amortization for a specified time period.

For purposes of its analyses and opinion, Credit Suisse calculated an implied value of the merger consideration of $66.36 per share of Cameron common stock, which was based on the merger consideration to be received per share of Cameron common stock of $14.44 in cash and 0.716 of a share of Schlumberger common stock, with a share of Schlumberger common stock valued based on the closing market price of a share of Schlumberger common stock of $72.52 on August 25, 2015, the last trading day prior to the execution of the merger agreement. Credit Suisse compared the implied value of the merger consideration to the valuation reference ranges implied by each of the financial analyses with respect to Cameron described below.

Selected Companies Analyses

Credit Suisse considered certain financial data for Cameron and selected companies with publicly traded equity securities Credit Suisse deemed relevant. The selected companies were selected because they were deemed to be similar to Cameron in one or more respects, including the nature of their business, size, diversification and financial performance. Unless the context indicates otherwise, share prices for the selected companies used in the selected companies analysis described below were as of August 25, 2015. The estimates of Cameron’s future financial performance for the calendar years ending December 31, 2015, 2016 and 2017 used in the selected companies analysis described below were based on the Company Forecasts—August. Estimates of the future financial performance of the selected companies listed below for the calendar years ending December 31, 2015, 2016 and 2017 were based on publicly available research analyst estimates for those companies.

The financial data reviewed included:

•	Enterprise Value as a multiple of estimated EBITDA for the calendar year ended December 31, 2015, or “CY 2015E EBITDA”;

•	Enterprise Value as a multiple of estimated EBITDA for the calendar year ended December 31, 2016, or “CY 2016E EBITDA”; and

•	Enterprise Value as a multiple of estimated EBITDA for the calendar year ended December 31, 2017, or “CY 2017E EBITDA.”

The selected companies and corresponding multiples were:

ENTERPRISE VALUE
	CY 2015E EBITDA	CY 2016E EBITDA	CY 2017E EBITDA
National Oilwell Varco, Inc.	6.5x	7.7x	6.8x
FMC Technologies, Inc.	7.1x	8.0x	7.7x
Flowserve Corporation	8.7x	8.4x	7.7x
Oceaneering International, Inc.	6.4x	6.7x	6.2x
Dril-Quip, Inc.	6.5x	8.5x	8.2x
Oil States International, Inc.	7.0x	7.6x	5.5x
Forum Energy Technologies, Inc.	8.8x	8.4x	6.5x
Aker Solutions ASA	4.3x	4.6x	4.5x
Circor International, Inc.	9.4x	8.1x	7.4x

Taking into account the results of the selected companies analysis, Credit Suisse applied multiple ranges of 7.0x to 8.0x to Cameron’s CY 2015E EBITDA, 7.0x to 8.0x to Cameron’s CY 2016E EBITDA and 6.5x to 7.5x to Cameron’s CY 2017E EBITDA. The selected companies analysis indicated an implied valuation reference range of $41.51 to $49.30 per share of Cameron common stock, as compared to the implied value of the merger consideration of $66.36 per share of Cameron common stock.

Discounted Cash Flow Analysis

Credit Suisse also performed a discounted cash flow analysis of Cameron by calculating the estimated net present value of the projected after-tax, unlevered free cash flow of Cameron based on the Company Forecasts—August. Credit Suisse applied a range of terminal value multiples of 7.5x to 9.0x to Cameron’s estimated FY 2019E EBITDA and discount rates ranging from 9.0% to 12.0%. The discounted cash flow analysis of Cameron based on the Company Forecasts—August indicated an implied valuation reference range of $59.90 to $76.79 per share of Cameron common stock, as compared to the implied value of the merger consideration of $66.36 per share of Cameron common stock. Credit Suisse also performed a sensitivity discounted cash flow analysis, applying the same range of terminal value multiples and discount rates, taking into account Cameron management’s views with respect to the potential adverse implications of recent developments affecting the oil and gas industry, including increased volatility and uncertainty regarding future oil and gas prices, on Cameron’s estimated future revenue and EBITDA. The sensitivity discounted cash flow analysis of Cameron based on the Company Forecasts—August and taking into account such views of Cameron management indicated an implied valuation reference range of $53.49 to $68.55 per share of Cameron common stock, as compared to the implied value of the merger consideration of $66.36 per share of Cameron common stock.

Selected Transactions Analysis

Credit Suisse also considered the financial terms of certain business combinations and other transactions Credit Suisse deemed relevant. The selected transactions were selected because the target companies were oilfield services companies deemed to be similar to Cameron in one or more respects, including the nature of their business, size, diversification and financial performance. The financial data reviewed included the implied Enterprise Value (based on the consideration proposed to be paid in the selected transactions as of the date of announcement) as a multiple of EBITDA for the last twelve months prior to the announcement of the relevant transaction for which information was publicly available, or “LTM EBITDA.” The selected transactions and corresponding multiples were:

Date Announced	Acquiror	Target	Enterprise Value /LTM EBITDA
Large Cap
11/2014	Halliburton Company	Baker Hughes Incorporated	8.7x
9/2014	Siemens AG	Dresser-Rand Group Inc.	18.3x
2/2010	Schlumberger Limited	Smith International	14.4x
8/2009	Baker Hughes Incorporated	BJ Services Company	6.6x
12/2007	National Oilwell Varco, Inc.	Grant Prideco, Inc.	10.6x
5/1998	Baker Hughes Incorporated	Western Atlas Inc.	9.9x
2/1998	Halliburton Company	Dresser Industries, Inc.	9.5x

Equipment
4/2013	General Electric Company	Lufkin Industries, Inc.	17.4x
8/2012	National Oilwell Varco, Inc.	Robbins & Myers, Inc.	9.4x
2/2011	General Electric Company	John Wood Group Plc’s well-support business	17.2x
12/2010	General Electric Company	Wellstream Holdings PLC	17.5x
10/2010	General Electric Company	Dresser Inc.	N/A*
2/2007	Tenaris SA	Hydril Company LP	13.6x
8/2004	National-Oilwell, Inc.	Varco International, Inc.	13.6x
6/1998	Schlumberger Limited	Camco International Inc.	14.0x

*	Insufficient information publicly available with respect to Dresser, Inc. to calculate this multiple.

Taking into account the results of the selected transactions analysis, Credit Suisse applied a multiple range of 8.0x to 10.0x to Cameron’s LTM EBITDA as of June 30, 2015. The selected transactions analysis indicated an implied valuation reference range of $60.30 to $77.68 per share of Cameron common stock, as compared to the implied value of the merger consideration of $66.36 per share of Cameron common stock.

Other Matters

Credit Suisse acted as financial advisor to Cameron in connection with the merger and will receive a transaction fee of $32 million for its services upon the consummation of the merger. Credit Suisse also became entitled to receive a fee of $5 million upon the rendering of its opinion which is creditable (to the extent paid) against the transaction fee. In addition, Cameron agreed to reimburse certain of Credit Suisse’s expenses and to indemnify Credit Suisse and certain related parties for certain liabilities and other items arising out of or related to Credit Suisse’s engagement.

Credit Suisse and its affiliates have in the past provided other financial advice and services to Cameron, Schlumberger and/or their respective affiliates for which Credit Suisse and its affiliates have received compensation including having acted as joint bookrunning lead managing underwriter of public offerings of debt securities by Cameron in December 2013 and June 2014 and having acted as financial advisor to Cameron in connection with the formation of the OneSubsea joint venture that closed in June 2013, for which services Credit Suisse and its affiliates received aggregate fees, discounts and commissions of approximately $12 million. Credit Suisse is currently a lender to Cameron, and Credit Suisse and its affiliates may in the future provide other financial advice and services to Cameron, Schlumberger and/or their respective affiliates for which Credit Suisse and its affiliates would expect to receive compensation. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for its and its affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of Cameron, Schlumberger and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies and their affiliates.

Financial Forecasts

Cameron does not, as a matter of course, publicly disclose forecasts as to future performance, earnings or other results due to the unpredictability of the underlying assumptions and estimates. However, Cameron has included below certain information that was furnished to Schlumberger, the Cameron board of directors and Cameron’s financial advisor in connection with discussions concerning the proposed merger.

The estimates of Cameron’s future financial performance set forth below entitled “Company Forecasts—May” were prepared in May 2015 by Cameron’s management for use by Cameron’s board of directors and Cameron’s financial advisor based on management’s reasonable best estimates and assumptions with respect to Cameron’s future financial performance at the time such estimates were prepared and speak only as of that time. Cameron’s management furnished the Company Forecasts—May to the Cameron board of directors and Cameron’s financial advisor. The estimates of Cameron’s future financial performance set forth below entitled “Transaction Forecasts” were prepared in June 2015 by Cameron’s management for use by Schlumberger in connection with the potential transaction based on the Company Forecasts—May, but modified to reflect more optimistic, but still realistic, assumptions regarding Cameron’s future results and market conditions in the oil and gas industry, including more optimistic assumptions regarding the pace of recovery in drilling activity levels and capital spending by oil and gas production companies. Cameron’s management furnished the Transaction Forecasts to Schlumberger in connection with Schlumberger’s evaluation of a potential transaction and the negotiations between Cameron and Schlumberger concerning the proposed merger. The estimates of Cameron’s future financial performance set forth below entitled “Company Forecasts—August” were prepared in August 2015 by Cameron’s management for use by Cameron’s board of directors and Cameron’s financial advisor based on the Company Forecasts—May, but updated to reflect recent developments in the oil and gas industry as of such date, including the decline in oil prices and the expected resulting decline in capital spending by oil and gas production companies. Cameron’s management furnished the Company Forecasts—August to the Cameron board of directors and Cameron’s financial advisor. Based on instructions from Cameron’s management, Credit Suisse relied on the Company Forecasts—August for its analysis for purposes of its opinion. These financial forecasts were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data, published guidelines of the SEC regarding forward-looking statements or GAAP. A summary of this information is presented below.

While the financial forecasts were prepared in good faith, no assurance can be made regarding future events. The estimates and assumptions underlying the financial forecasts involve judgments with respect to, among other things, future economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which Cameron and Schlumberger operate, and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict and many of which are outside the control of Cameron and Schlumberger and will be beyond the control of the combined company. Holders of Cameron common stock are urged to review Cameron’s SEC filings for a description of risk factors with respect to Cameron’s business and Schlumberger’s SEC filings for a description of risk factors with respect to Schlumberger’s business, as well as, in each case, the section of this proxy statement/prospectus entitled “Risk Factors.” There can be no assurance that the underlying assumptions will prove to be accurate or that the projected results will be realized, and actual results likely will differ, and may differ materially, from those reflected in the financial forecasts, whether or not the merger is completed. The inclusion in this proxy statement/prospectus of the financial forecasts below should not be regarded as an indication that Cameron, Schlumberger, their respective boards of directors or Cameron’s financial advisor considered, or now considers, these forecasts to be a reliable predictor of future results. The financial forecasts are not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on this information. The financial forecasts assume that Cameron would continue to operate as stand-alone company and do not reflect any impact of the proposed merger.

The financial forecasts include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Cameron may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables below provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. All of the financial forecasts summarized in this section were prepared by the management of Cameron. Neither Ernst & Young LLP (Cameron’s independent registered public accounting firm) nor any other independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information contained in these financial forecasts and, accordingly, neither Ernst & Young LLP nor any other independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information. The Ernst & Young LLP reports either incorporated by reference or included in this proxy statement/prospectus relate to the historical financial information of Cameron. Such reports do not extend to the financial forecasts and should not be read to do so.

By including in this proxy statement/prospectus the financial forecasts below, none of Cameron, Schlumberger or any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of Cameron compared to the information contained in the financial forecasts. Further, the inclusion of the financial forecasts in this proxy statement/prospectus does not constitute an admission or representation by Cameron or Schlumberger that this information is material. The financial forecasts summarized in this section reflected the estimates and judgments available to the management of Cameron at the time they were prepared and, except for the preparation of the Company Forecasts—August which were based on the Company Forecasts—May as described above, have not been updated to reflect any changes since the dates such financial forecasts were prepared. Neither Cameron, Schlumberger, nor, after completion of the merger, the combined company undertakes any obligation, except as required by law, to update or otherwise revise the financial forecasts to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.

The summary of the financial forecasts is not included in this proxy statement/prospectus in order to induce any stockholder to vote in favor of the proposal to adopt the merger agreement or any of the other proposals to be voted on at the Cameron special meeting, but because the financial forecasts were made available to the Cameron board of directors, Cameron’s financial advisor and, with respect to the Transaction Forecasts, Schlumberger.

Company Forecasts—May

The following table presents select financial forecasts for the fiscal years ending 2015 through 2019 prepared by Cameron’s management.

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E	2019E
	($ in millions)
Revenue	$8,860	$8,339	$8,615	$9,441	$10,091
EBITDA(1)	1,420	1,448	1,730	1,966	2,157
Capital Expenditures	355	317	297	315	334

Transaction Forecasts

The following table presents select financial forecasts for the fiscal years ending 2015 through 2019 prepared by Cameron’s management.

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E	2019E
	($ in millions)
Revenue	$8,860	$9,073	$9,424	$10,888	$12,144
EBITDA(1)	1,420	1,675	1,964	2,352	2,674
Capital Expenditures	355	317	330	381	421

Company Forecasts—August

The following table presents select financial forecasts for the fiscal years ending 2015 through 2019 prepared by Cameron’s management.

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E	2019E
	($ in millions)
Revenue	$8,860	$8,339	$8,787	$9,733	$10,495
EBITDA(1)	1,420	1,448	1,747	1,953	2,113
Capital Expenditures	355	317	302	323	347

Sensitivity Analysis of Company Forecasts—August

As described in “—Background of the Merger,” Cameron’s management performed a sensitivity analysis on the Company Forecasts—August to reflect Cameron management’s views with respect to the potential adverse financial implications of developments affecting the oil and gas industry at the time the parties entered into the merger agreement, including the increased volatility and uncertainty regarding future oil and gas prices. These sensitized amounts were provided to the Cameron board of directors and Cameron’s financial advisor. These sensitized amounts are set forth below:

	Fiscal Year Ending December 31,
	2015E	2016E	2017E	2018E	2019E
	($ in billions)
Revenue	$8.9	$7.9	$8.2	$8.9	$9.5
EBITDA(1)	1.4	1.3	1.5	1.7	1.9

(1)	Earnings before interest, taxes, depreciation and amortization expense and other costs (“EBITDA”) is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows or as a measure of liquidity. EBITDA does not include the impact of any (i) synergies or (ii) costs related to the merger.

Interests of Cameron’s Directors and Executive Officers in the Merger

Non-Employee Directors

The general treatment of Cameron equity awards is described under the section entitled “The Merger Agreement—Treatment of Equity Awards” below. The table below sets forth the estimated values of the unvested deferred stock units held by non-employee directors, which are subject to “single-trigger” accelerated vesting at the effective time. The values were calculated by assuming that the effective time occurred on September 1, 2015, which is the assumed date of the effectiveness of the merger, solely for purposes of this disclosure, and that the price per share of Cameron common stock was $65.10, which equals the average closing price per share of Cameron common stock over the five business day period following the first public announcement of the merger on August 26, 2015.

Director	Deferred Stock Unit Acceleration ($)
H. Paulett Eberhart	228,566
Peter J. Fluor	228,566
Douglas L. Foshee	228,566
James T. Hackett(1)	—
Rodolfo Landim	228,566
Michael E. Patrick	228,566
Timothy J. Probert	228,566
Jon Erik Reinhardsen	228,566
Brent J. Smolik	228,566
Bruce W. Wilkinson	228,566

(1)	Mr. Hackett is currently serving as an Advisory Director while pursuing a theology degree at Harvard Divinity School. As a result, Mr. Hackett did not receive an award of deferred stock units in 2015.

Executive Officers

Cameron’s current or former executive officers for purposes of the discussion below are: Jack B. Moore, Chairman and Current Chief Executive Officer; R. Scott Rowe, Incoming Chief Executive Officer and Current Chief Operating Officer; Charles M. Sledge, Senior Vice President and Chief Financial Officer; William C. Lemmer, Senior Vice President and General Counsel; Gary Halverson, Senior Vice President (Mr. Halverson ceased to serve as an executive officer prior to the signing of the merger agreement); Steven P. Geiger, Senior Vice President and Chief Administrative Officer; Douglas E. Meikle, Vice President and President—Valves and Measurement Systems; Stefan Radwanski, Vice President and President—Surface Systems; Steven Roll, Vice President and President—Process Systems; Hunter Jones, Vice President and President—Drilling Systems; and Dennis S. Baldwin, Vice President, Controller and Chief Accounting Officer.

Mr. Moore will retire from the role of Chief Executive Officer as of October 5, 2015, which is prior to the expected closing of the merger. In connection with his retirement, Mr. Moore’s equity awards and other benefits will be treated in accordance with certain retirement provisions of the applicable plans and he is not currently expected to receive any severance or enhanced benefits in connection with the merger. As a result, Mr. Moore has been omitted from the discussion and tables below.

Certain key Cameron employees (including Messrs. Sledge, Lemmer, Geiger and Baldwin) are expected to provide transitional services to Schlumberger and Cameron following the effective time to assist in the post-closing integration process. These employees are referred to as “transitional employees” in the discussion below.

Treatment of Equity Awards. The general treatment of Cameron equity awards is described under the section entitled “The Merger Agreement—Treatment of Equity Awards” below. As of September 1, 2015, Cameron’s executive officers held performance shares, which are subject to “single-trigger” accelerated vesting at the effective time, with an aggregate estimated value of $19,489,117, but with delivery of shares deferred as set forth in the original award agreement until the earlier of the end of the original performance period or termination of employment. The performance shares outstanding at the effective time will vest based on the methodology described under the section entitled “The Merger Agreement—Treatment of Equity Awards” below for executive officers other than Messrs. Sledge and Lemmer. At the effective time, outstanding performance shares held by Messrs. Sledge and Lemmer will vest based on maximum performance levels for all performance periods under the terms of the change in control agreements applicable to them. As of September 1, 2015, Cameron’s executive officers held stock options and restricted stock units, each of which is subject to “double-trigger” accelerated vesting upon termination without “cause” or resignation for “standard good reason” following August 25, 2015, with an aggregate estimated value of $9,384,454 (which does not include stock options and restricted stock units expected to be granted in October 2015 consistent with the standard timing of Cameron equity grants). Transitional employees will be treated as incurring a qualifying termination as of the effective time and, therefore, stock options and restricted stock units held by them will become fully vested as of the effective time.

For purposes of Cameron equity awards to be made from and after September 2015, other than awards made to Mr. Rowe and transitional employees, the awards will immediately vest upon a termination following the consummation of the transaction either without cause or resignation for “modified good reason.” For transitional employees, accelerated vesting will be limited to a termination without cause and, for the first six months following the effective time, a resignation for modified good reason and, following such period, a resignation as a result of standard good reason. Standard good reason generally means, among other things, (1) a material change in the executive’s status, title or position or the assignment of duties inconsistent with the executive’s status, title or position, (2) a reduction in base salary or discontinuance of any benefit plan in which the executive participates or (3) the relocation of the executive’s principal place of employment to a location 25 miles further from the executive’s principal place of residence. “Cause” generally means (1) gross negligence of willful misconduct in the performance of any executive’s duties, (2) willful refusal to perform the executive’s duties, (3) breach of any material policy or code of conduct, (4) engaging in conduct that is materially injurious to the employer, (5) conviction of a felony or misdemeanor involving moral turpitude or (6) engaging in acts of dishonesty or impropriety that impair the executive’s effectiveness in his or her position. For purposes of equity grants from and after September 2015, “Modified good reason” means (1) a major demotion or major reduction in job responsibilities, which for the avoidance of doubt, will not include changes in duties or reporting responsibilities resulting from Cameron ceasing to be a separate publicly traded company or becoming an indirect subsidiary of Schlumberger, (2) a major decrease in aggregate compensation opportunities for a fiscal year or (3) the relocation of an employee’s principal place of employment to a location 50 miles further from the employee’s principal residence.

Awards made to Mr. Rowe from and after September 2015 will be subject to Cameron’s normal vesting schedule and will fully vest upon any termination following the consummation of the transaction. Option awards that are accelerated under any of the instances described above will remain exercisable for their full 10-year term.

Severance Arrangements. Each of Cameron’s executive officers is party to an individual change in control agreement. These change in control agreements are intended to provide for continuity of management focus in the event of a change in control. Cameron also maintains an Executive Severance Plan providing benefits to executives upon certain involuntary terminations of employment.

Under the change in control agreements, upon a termination without “cause” or a resignation for “good reason” during the period beginning on August 25, 2015 and ending on August 25, 2017, each executive officer would be entitled to a cash payment equal to the “applicable multiplier” (as described below) multiplied by (1) the executive’s base salary and (2) the greater of (A) the executive’s target bonus for the year of termination or (B) the highest bonus received over the preceding three-year period. In addition, each of Cameron’s executive officers is entitled to receive a payment equal to the applicable multiplier multiplied by Cameron’s average cost of providing welfare benefits and perquisites to such executive officer over the three-year period preceding the executive’s termination of employment. Messrs. Geiger, Meikle, Roll and Baldwin also would be entitled to a cash payment equal to any unvested portion of Cameron’s contributions to their accounts under the Retirement Savings Plan or Deferred Compensation Plan. Finally, executive officers who entered into change in control agreements prior to 2010, including Messrs. Sledge and Lemmer, are entitled to a tax reimbursement payment in the event any payments or benefits received in connection with a change in control are subject to Section 280G or 4999 of the Code. The applicable multiplier is 3X for Messrs. Rowe, Sledge and Lemmer, 2X for the other executive officers except Mr. Baldwin and 1X for Mr. Baldwin. Transitional employees will become vested in their cash severance as of the effective time. Assuming that each of the executive officers was terminated without cause or resigned for good reason as of the effective time, which, for purposes of this disclosure is assumed to be September 1, 2015, the estimated aggregate cash severance that such executive officers would be entitled to receive is $24,249,740.

For purposes of the change in control agreements, “Cause” generally means, among other things, (1) conviction of a felony involving moral turpitude or (2) willful refusal to perform the executive’s duties that is materially and demonstrably injurious to the employer. “Good reason” generally means (1) a change in the executive’s status, title or position or the assignment of duties inconsistent with the executive’s status, title or position, (2) a reduction in base salary or discontinuance of any benefit plan in which the executive participates or (3) the relocation of the executive’s principal place of employment to a location 25 miles further from the executive’s principal place of residence.

Under Cameron’s Executive Severance Plan, upon a termination without cause, “Tier 1” and “Tier 2” executives (which categories include the executive officers) would be entitled to a payment or payments equal to 2X and 1.5X base salary, respectively, and the cost of COBRA welfare benefit continuation for a 12-month period following termination. Executives are also entitled to outplacement services for a period of up to 12 months following termination. Benefits under the Executive Severance Plan are reduced by the benefits paid or payable under any other severance arrangement or contract to prevent duplication of benefits.

Further Actions. Schlumberger and Cameron have agreed that Cameron may grant retention bonuses to employees in an aggregate amount not to exceed $50 million to be allocated to key Cameron employees, including executive officers, by Cameron’s CEO in consultation with Schlumberger’s CEO. Awards would be payable in cash subject to the terms and conditions agreed upon by Schlumberger and Cameron. As of the date of this proxy statement/prospectus, no determinations have been made as to any specific retention bonus awards. Cameron may grant ordinary course incentive compensation awards prior to the effective time, subject to such terms and conditions as are more fully described in the section entitled “The Merger Agreement—Certain Additional Agreements—Employee Matters.” Additionally, Schlumberger may enter into employment arrangements with certain members of Cameron senior management with respect to continuing roles with Schlumberger for periods following the effective time, including compensation arrangements for such roles, however, no such employment or compensation arrangements have been concluded as of this date.

Advisory Vote on Merger-Related Compensation for Cameron’s Named Executive Officers

The table below sets forth for each of Cameron’s named executive officers estimates of the amounts of compensation that are based on or otherwise relate to the merger and that will or may become payable to the named executive officer either immediately at the effective time (i.e., on a “single-trigger” basis) or on a qualifying termination of employment following, or prior to and in connection with, the merger (i.e., on a “double-trigger” basis). Cameron’s stockholders are being asked to approve, on a non-binding, advisory basis, such compensation for these named executive officers. Because the vote to approve such compensation is advisory only, it will not be binding on either Cameron or Schlumberger. Accordingly, if the proposal to adopt the merger agreement is approved by Cameron’s stockholders and the merger is completed, the compensation will be payable regardless of the outcome of the vote to approve such compensation, subject only to the conditions applicable thereto, which are described in the footnotes to the table below and above under “Interests of Cameron’s Directors and Executive Officers in the Merger.”

The potential payments in the table below are based on the following assumptions:

•	the relevant price per share of Cameron common stock is $65.10, which equals the average closing price of a share of Cameron common stock over the five business day period following the first public announcement of the merger on August 26, 2015;

•	the effective time of the merger is September 1, 2015, which is the assumed date of the effectiveness of the merger solely for purposes of this golden parachute compensation disclosure; and

•	the named executive officers of Cameron are terminated without “cause” or resign for “good reason,” in either case immediately following the assumed effective time of the merger on September 1, 2015.

The amounts shown are estimates of amounts that would be payable to the named executive officers based on multiple assumptions that may or may not actually occur, including the assumptions described above. Some of the assumptions are based on information not currently available and, as a result, the actual amounts received by a named executive officer may differ materially from the amounts shown in the following table.

The following table, footnotes and discussion describe single and double-trigger benefits for the named executive officers.

Golden Parachute Compensation(1)

Name	Cash ($)(2)	Equity ($)(3)	Tax Reimbursement ($)(4)	Total ($)
R. Scott Rowe Incoming Chief Executive Officer and Current Chief Operating Officer	6,694,726	3,661,853	—	10,356,579

Charles M. Sledge Senior Vice President and Chief Financial Officer	4,124,448	7,861,827	3,709,695	15,695,970

William C. Lemmer Senior Vice President and General Counsel	3,259,536	6,136,609	—	9,396,145

(1)	Mr. Moore will retire from the role of Chief Executive Officer as of October 5, 2015, which is prior to the expected closing of the merger. In connection with his retirement, Mr. Moore’s equity awards and other benefits will be treated in accordance with certain retirement provisions of the applicable plans and he will not receive any severance or enhanced benefits in connection with the merger. As a result, Mr. Moore has been omitted from the table above. In addition, Mr. Halverson was a named executive officer of Cameron for the period ended December 31, 2014, but has since entered into an agreement with Cameron covering his services through his planned retirement in 2016 and is no longer serving as an executive officer.
(2)	The amounts reflect both single and double-trigger payments. The cash severance that each named executive officer would be entitled to in connection with the merger is described above under “Interests of Cameron’s Directors and Executive Officers in the Merger—Executive Officers—Severance Arrangements.” For Messrs. Rowe and Halverson, such amounts will be paid upon a qualifying termination following the effective time. Mr. Halverson’s severance benefit would be $2,014,746. These amounts are considered double-trigger payments. For Messrs. Sledge and Lemmer, who are transitional employees, the severance amounts will become vested as of the effective time. These amounts are considered single-trigger payments.

(3)	The amounts reflect both single- and double-trigger payments. Estimated double-trigger payments reflect the unvested portion of stock options granted in 2012, 2013 and 2014, restricted stock units granted in 2012, 2013 and 2014, for which vesting would accelerate upon a qualifying termination following the effective time, and performance share awards granted in 2013, 2014 and 2015 (assuming, except in the case of Messrs. Sledge and Lemmer, target level performance), for which vesting would accelerate upon the effective time. Please see the section entitled “The Merger Agreement—Treatment of Equity Awards” for a description of the treatment of outstanding stock-based awards in connection with the merger. In the case of Messrs. Sledge and Lemmer, performance share awards are deemed to vest assuming maximum performance levels for all performance periods, consistent with the terms of the change in control agreements applicable to them. Additionally, for Messrs. Sledge and Lemmer, who are transitional employees, equity awards will become fully vested as of the effective time and are considered single-trigger payments. As of September 1, 2015, Mr. Halverson held unvested stock options, RSUs and performance share awards valued at $432,729, $642,146 and $1,877,679, respectively. The actual amounts that would be received by the named executive officers may be higher or lower than the estimated amounts shown above. The estimated amounts are based on the assumptions detailed above with respect to the price per share of Cameron common stock of $65.10 and the effective time of the merger of September 1, 2015.

Details of the single-trigger and double-trigger payments that would be received in connection with outstanding unvested equity awards are shown in the following supplementary table:

Name	Stock Options ($)		RSUs ($)		Performance Share Awards ($) (single-trigger)	Total ($)
	Single- trigger	Double- trigger	Single- trigger	Double- trigger
R. Scott Rowe	—	598,681	—	816,441	2,246,731	3,661,853
Charles M. Sledge	641,065	—	1,081,441	—	6,139,321	7,861,827
William C. Lemmer	500,837	—	866,286	—	4,769,486	6,136,609

(4)	The amounts in this column reflect the reimbursement that the named executive officers would be entitled to receive for any excise tax imposed on them under Section 4999 of the Internal Revenue Code in connection with the single-trigger and double-trigger payments and benefits that they received in connection with the merger (including, for example, accelerated vesting of equity awards and the termination-related payments and benefits described above). For a description of the tax reimbursements, please see the section entitled “Interests of Cameron’s Directors and Executive Officers in the Merger—Executive Officers—Severance Arrangements.” The named executive officers are also eligible to receive certain retention and other awards as more fully described in the section entitled “Interests of Cameron’s Directors and Executive Officers in the Merger—Executive Officers—Further Actions.”

Appraisal Rights

In connection with the merger, record holders of Cameron common stock who do not vote in favor of the proposal to adopt the merger agreement are entitled to appraisal rights under Section 262 of the DGCL, provided they fully comply with and follow the procedures and satisfy all of the conditions set forth in Section 262 of the DGCL. For more information regarding appraisal rights, see “The Merger—Appraisal Rights.” In addition, a copy of Section 262 of the DGCL is attached as Annex B to this proxy statement/prospectus. Failure to comply with Section 262 of the DGCL will result in your waiver of, or inability to exercise, appraisal rights.

Listing of Schlumberger Stock and Delisting and Deregistration of Cameron Stock

Schlumberger will apply to have the shares of its common stock to be issued and delivered in the merger approved for listing on the NYSE, where Schlumberger common stock is currently traded. If the merger is completed, shares of Cameron common stock will no longer be listed on the NYSE, and will be deregistered under the Exchange Act.

Restrictions on Sales of Shares of Schlumberger Common Stock Received in the Merger

Shares of Schlumberger common stock issued and delivered in the merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Schlumberger common stock issued and delivered to any Cameron stockholder who may be deemed to be an “affiliate” of Schlumberger after the completion of the merger. This proxy statement/prospectus does not cover resales of Schlumberger common stock received by any person upon the completion of the merger, and no person is authorized to make any use of this proxy statement/prospectus in connection with any resale.

Accounting Treatment

The merger will be accounted for as an acquisition of a business. Schlumberger will record net tangible and identifiable intangible assets acquired and liabilities assumed from Cameron at their respective fair values at the date of the completion of the merger. Any excess of the purchase price, over the fair value of the identifiable net assets of Cameron, will be recorded as goodwill.

The financial condition and results of operations of Schlumberger after completion of the merger will reflect Cameron’s balances and results after completion of the transaction but will not be restated retroactively to reflect the historical financial condition or results of operations of Cameron. Schlumberger’s earnings following the completion of the merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on depreciation and amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Schlumberger determines that tangible or intangible assets (including goodwill) are impaired, Schlumberger would record an impairment charge at that time.

Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences to Holders (as defined below) of (1) the exchange of their Cameron common stock for Schlumberger common stock and cash in the merger and (2) the ownership and disposition of Schlumberger common stock received in the merger. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed Treasury regulations promulgated under the Code, judicial decisions, published rulings, administrative pronouncements, and all other applicable authorities, all as in effect on the date of this proxy statement/prospectus and all of which are subject to change, possibly with retroactive effect. This discussion does not address any aspects of state, local, or non-U.S. laws or federal laws other than those relating to U.S. federal income taxation, is not a complete analysis or description of all of the possible tax consequences of the merger or of the ownership or disposition of shares of Schlumberger common stock, and does not address all tax considerations that may be relevant to a Holder in light of such Holder’s particular circumstances. This discussion addresses only Holders that own their shares of Cameron common stock and will own their shares of Schlumberger common stock as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment purposes). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a Holder in light of such Holder’s particular circumstances, including any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, or to a Holder that is subject to special treatment under U.S. federal income tax law, including, for example:

•	a bank or other financial institution;

•	a tax-exempt entity;

•	an insurance company;

•	a person holding shares as part of a straddle, hedge, constructive sale, integrated transaction, or conversion transaction;

•	an S corporation or other pass-through entity;

•	a U.S. expatriate;

•	a person who is liable for the alternative minimum tax;

•	a broker-dealer or trader in securities;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a regulated investment company;

•	a real estate investment trust;

•	a trader in securities who has elected the mark-to-market method of accounting for its securities;

•	any person that, at any time after the merger, owns, actually and/or constructively, 10% or more of the total combined voting power of all classes of stock entitled to vote of Schlumberger; and

•	a person who received Cameron common stock through the exercise of employee stock options, through a tax qualified retirement plan, or otherwise as compensation.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Cameron common stock or, after the completion of the merger, Schlumberger common stock that, for U.S. federal income tax purposes, is:

•	an individual citizen or resident alien of the United States;

•	a corporation or other entity taxable as a corporation organized under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons has the authority to control all substantial decisions of the trust or (2) it has a valid election in place under applicable Treasury regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is any beneficial owner of Cameron common stock or, after the completion of the merger, Schlumberger common stock that, for U.S. federal income tax purposes, is an individual, corporation, estate, or trust that is not a U.S. Holder.

As used in this discussion, a “Holder” means a U.S. Holder, a Non-U.S. Holder, or both, as the context may require.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Cameron common stock or Schlumberger common stock, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership that holds Cameron common stock or Schlumberger common stock, you are urged to consult your tax advisor regarding the U.S. federal income tax consequences to you of the merger and the ownership and disposition of Schlumberger common stock received in the merger.

ALL HOLDERS OF CAMERON COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR FEDERAL, STATE, LOCAL, AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER AND THE OWNERSHIP AND DISPOSITION OF SCHLUMBERGER COMMON STOCK RECEIVED IN THE MERGER.

The Merger

U.S. Holders

The exchange of Cameron common stock for Schlumberger common stock and cash in the merger will be a taxable transaction for U.S. federal income tax purposes. Therefore, a U.S. Holder will recognize capital gain or loss equal to the difference, if any, between (1) the sum of the fair market value of Schlumberger common stock and cash received by such Holder in the merger, including any cash received in lieu of fractional shares of Cameron common stock, and (2) the U.S. Holder’s adjusted tax basis in its Cameron common stock. A U.S. Holder’s adjusted tax basis in its Cameron common stock will generally equal the Holder’s purchase price for such stock.

Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Cameron common stock for more than one year as of the date of the merger. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of shares of Cameron common stock at different times or different prices, the U.S. Holder must determine its tax basis and holding period separately for each block of Cameron common stock.

A U.S. Holder’s aggregate tax basis in Schlumberger common stock received in the merger will equal the fair market value of such stock as of the date of the merger. A U.S. Holder’s holding period in Schlumberger common stock received in the merger will begin the day after the merger.

Non-U.S. Holders

A Non-U.S. Holder generally will not be subject to U.S. federal income tax on any gain recognized on the exchange of Cameron common stock for Schlumberger common stock and cash in the merger unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder);

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied; or

•	Cameron is or has been a United States real property holding corporation, which we refer to as a USRPHC, at any relevant time within the shorter of the five-year period preceding the merger or the Non-U.S. Holder’s holding period, and the Non-U.S. Holder holds, or has held at any time during such period, more than 5% of the Cameron common stock.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Cameron common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Regarding the third bullet, Cameron does not believe that it is or has been a USRPHC within the past five years.

Information Reporting and Backup Withholding

Schlumberger common stock and cash received by a U.S. Holder or a Non-U.S. Holder in the merger, under certain circumstances, may be subject to information reporting and backup withholding, unless such Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Ownership and Disposition of Schlumberger Common Stock Received in the Merger

The following is a discussion of the U.S. federal income tax consequences of the ownership and disposition by U.S. Holders and Non-U.S. Holders of Schlumberger common stock received in the merger.

U.S. Holders

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” distributions, if any, made with respect to shares of Schlumberger common stock will constitute dividends for U.S. federal income tax purposes to the extent of Schlumberger’s current-year or accumulated earnings and profits as determined for U.S. federal income tax purposes. The gross amount of dividends that a U.S. Holder receives generally will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction generally allowed to U.S. corporations. Subject to exceptions for short-term or hedged positions, non-corporate U.S. Holders will be subject to U.S. federal income taxation at reduced rates with respect to “qualified dividends.” Dividends paid by Schlumberger on shares of Schlumberger common stock will be treated as “qualified dividends” as long as (1) the Schlumberger common stock is readily tradable on the NYSE and (2) Schlumberger was not, in its taxable year prior to the year in which the dividend is paid, and is not, in its taxable year in which the dividend is paid, a passive foreign investment company, which we refer to as a PFIC. As described below, Schlumberger believes that it has not been a PFIC in any prior year, will not be a PFIC for the taxable year in which the merger occurs, and will not become a PFIC in the future.

To the extent that a distribution exceeds Schlumberger’s current-year and accumulated earnings and profits as determined for U.S. federal income tax purposes, such distribution will be treated as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in the shares (with a corresponding reduction in such tax basis) and thereafter will be treated as capital gain. Such capital gain will be long-term capital gain if the U.S. Holder’s holding period for the Schlumberger common stock exceeds one year.

Sale or Other Taxable Disposition of Schlumberger Common Stock

Subject to the discussion below under “—Passive Foreign Investment Company Considerations,” a U.S. Holder will generally recognize capital gain or loss on any sale or other taxable disposition of Schlumberger common stock in an amount equal to the difference, if any, between the amount realized on such disposition and the U.S. Holder’s adjusted tax basis in such stock. Capital gains of a non-corporate U.S. Holder will be eligible for the preferential U.S. federal income tax rates applicable to long-term capital gains if the U.S. Holder has held its Schlumberger common stock for more than one year as of the date of the disposition. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

In general, a foreign corporation such as Schlumberger will be classified as a PFIC for any taxable year in which either (1) 75% or more of its gross income is passive income (generally, dividends, interest, gains from the sale or exchange of investment property, and certain rents and royalties) or (2) at least 50% of the average value of its assets consists of assets that produce, or that are held for the production of, passive income. For purposes of applying these tests, the foreign corporation is deemed to own its proportionate share of the assets of, and to receive directly its proportionate share of the income of, any other corporation in which the foreign corporation owns, directly or indirectly, at least 25% of the value of the stock.

If Schlumberger were classified as a PFIC, then U.S. Holders could be subject to various adverse consequences with respect to the ownership and disposition of Schlumberger common stock unless the U.S. Holders make certain elections. These adverse consequences include taxation of gain on a sale or other disposition of Schlumberger common stock and taxation of certain distributions (which may include distributions that would otherwise be treated as “qualified dividends”) at the maximum ordinary income rates and the imposition of an interest charge on such gain and distributions.

Schlumberger believes that it has not been a PFIC in any prior taxable year, will not be a PFIC in the taxable year in which the merger occurs, and will not become a PFIC in the future. However, because the tests for determining PFIC status are applied annually, and it is difficult to accurately predict future income and assets relevant to this determination, there can be no assurance that Schlumberger will not become a PFIC. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to their investment in Schlumberger common stock, including the availability of certain shareholder elections.

Specified Foreign Financial Assets

Individual U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information statement along with their tax returns, currently on IRS Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a foreign financial institution, as well as securities issued by a foreign issuer (which would include Schlumberger common stock) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Treasury regulations have been proposed that, if finalized, would extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are urged to consult their tax advisors concerning the application of these rules to their investment in Schlumberger common stock.

Non-U.S. Holders

Distributions

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on dividends in respect of Schlumberger common stock. However, if such dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder), then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Schlumberger common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

Sale or Other Taxable Disposition of Schlumberger Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding on any gain recognized on a sale or other taxable disposition of Schlumberger common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the Non-U.S. Holder); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year that includes the merger and certain other conditions are satisfied.

If the Non-U.S. Holder’s gain is described in the first bullet, then the Non-U.S. Holder will generally be subject to U.S. federal income tax under the rules described above as if it were a U.S. Holder of Schlumberger common stock and, in the case of a foreign corporation, may be subject to an additional “branch profits tax” at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty).

If the Non-U.S. Holder is described in the second bullet, then such Non-U.S. Holder will be subject to U.S. federal income tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty) on the gain, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder.

Information Reporting and Backup Withholding

Dividends paid with respect to shares of Schlumberger common stock and proceeds from a sale or other disposition of shares of Schlumberger common stock received in the United States or through certain U.S.-related financial intermediaries may be subject to information reporting and backup withholding unless the Holder provides proof of an applicable exemption or furnishes its taxpayer identification number and otherwise complies with all applicable requirements under the backup withholding rules. Any amounts withheld under the backup withholding rules are not additional tax and may be allowed as a refund or credit against the Holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Regulatory Approvals Required for the Merger

Antitrust Approvals

The merger is subject to review by the Antitrust Division under the HSR Act. Under the HSR Act, Schlumberger and Cameron are required to make premerger notification filings and to await the expiration or early termination of the statutory waiting period (and any extension of the waiting period) prior to completing the merger. On September 16, 2015, Schlumberger and Cameron each filed a Premerger Notification and Report Form with the Antitrust Division and the Federal Trade Commission, which we refer to as the FTC. By agreement between the two agencies, the Antitrust Division is conducting the review.

The merger is also subject to antitrust review by government authorities in several foreign jurisdictions in which the companies have a sufficient market presence to require filings. As of the date of this proxy statement/prospectus, the parties have made certain antitrust filings in the United States pursuant to the Hart-Scott-Rodino Antitrust Improvements Act, and in other jurisdictions.

Under the terms of the merger agreement, Schlumberger has the right, but not the obligation, to oppose or refuse to consent, through litigation or otherwise, to any request, attempt or demand by any governmental entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Schlumberger, Cameron or any of their respective subsidiaries and has the obligation to defend any litigation instituted by a governmental entity or other person with respect to the legality of the merger under applicable regulatory laws. Please see “The Merger Agreement—Certain Additional Agreements—Filings” for more information. If the merger has not occurred on or before the termination date due to the failure to obtain regulatory clearances, or if an order, decree or ruling permanently prohibits the merger, the merger agreement may be terminated.

There can be no assurance that the merger will not be challenged on antitrust or competition grounds or, if a challenge is made, what the outcome would be. The Antitrust Division, the FTC, any U.S. state and other applicable U.S. or non-U.S. regulatory bodies may challenge the merger on antitrust or competition grounds at any time, including after the expiration or termination of the waiting period under the HSR Act or other applicable process, as they may deem necessary or desirable or in the public interest. Accordingly, at any time before or after the completion of the merger, any such party could take action under the antitrust laws, including, without limitation, by seeking to enjoin the effective time of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under antitrust or competition laws under certain circumstances.

Other Regulatory Procedures

The merger may be subject to certain regulatory requirements of other municipal, state and federal, domestic or foreign, governmental agencies and authorities, including those relating to the offer and sale of securities. Schlumberger and Cameron are currently working to evaluate and comply in all material respects with these requirements, as appropriate, and do not currently anticipate that they will hinder, delay or restrict completion of the merger.

Closing and Effective Time

Unless the parties otherwise mutually agree, the closing of the merger will occur on the first business day, or, if Schlumberger so elects, on the third business day, after all the conditions to the closing of the merger are fulfilled or waived (other than those conditions that by their nature are to be fulfilled at the closing of the merger, but subject to the fulfillment or waiver of such conditions). Subject to the satisfaction or waiver of the conditions to the closing of the merger described in the section entitled “The Merger Agreement—Conditions to the Merger,” including the approval of the proposal to adopt the merger agreement by Cameron’s stockholders at the special meeting, it is anticipated that the merger will close in the first quarter of 2016. It is possible that factors outside the control of both companies could result in the merger being completed at a different time, or not at all.

The effective time will occur on the date a certificate of merger is filed with the Delaware Secretary of State, or at such later time as Schlumberger and Cameron designate in the certificate of merger.

Litigation Relating to the Merger

Subsequent to the announcement of the merger, Cameron, Cameron’s directors, Schlumberger US, Merger Sub and Schlumberger were named as defendants in purported class action lawsuits relating to the proposed transaction that are pending in the Court of Chancery of the State of Delaware: Taylor v. Cameron International Corporation, et al., Artzt v. Moore, et al., and Weeks v. Moore et al. The lawsuits, which have been brought by alleged stockholders of Cameron, generally allege that Cameron’s directors breached their fiduciary duties to Company stockholders by, among other things, agreeing to enter into the transaction for an allegedly unfair price and as the result of an allegedly unfair process. The lawsuits also allege that Cameron, Schlumberger US, Merger Sub and Schlumberger aided and abetted the alleged breaches by Cameron’s directors. The lawsuits seek various remedies, including enjoining the merger from being consummated, rescission of the merger to the extent already implemented and the plaintiffs’ costs and fees.

Cameron and Schlumberger expect similar lawsuits may be filed in the future.

Cameron and Schlumberger believe that the lawsuits in which they are named are without merit and intend to defend the lawsuits vigorously.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement but does not purport to describe all of the terms of the merger agreement. The provisions of the merger agreement are complicated and not easily summarized. The following summary may not contain all of the information about the merger agreement that is important to you and is qualified in its entirety by reference to the complete text of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated into this proxy statement/prospectus by reference. Schlumberger and Cameron urge you to read the full text of the merger agreement before making any decisions regarding the merger, including approval of the proposal to adopt the merger agreement, because it is the legal document that governs the merger.

Representations, Warranties and Covenants in the Merger Agreement Are Not Intended to Function or Be Relied on as Public Disclosures

In reviewing the merger agreement, please remember that it is included to provide you with information regarding its terms and is not intended to provide any other factual information about Schlumberger or Cameron. The merger agreement contains representations and warranties by each of the parties to the merger agreement. These representations and warranties have been made solely for the benefit of the other parties to the merger agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate,

•	have been qualified by certain disclosures that were made to the other party in connection with the negotiation of the merger agreement, which disclosures are not reflected in the merger agreement, and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.

Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this proxy statement/prospectus, may have changed since the date of the merger agreement, and subsequent developments or new information qualifying a representation or warranty may have been included in or incorporated by reference into this proxy statement/prospectus.

For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone or relied upon as characterizations of the actual state of facts or condition of Schlumberger, Cameron or any of their respective subsidiaries or affiliates. Instead, such provisions or descriptions should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this proxy statement/prospectus, as described in the section titled “Where You Can Find More Information.”

Structure of the Merger

The merger agreement contemplates a merger whereby Merger Sub will be merged with and into Cameron, with Cameron continuing as the surviving corporation. Upon completion of the merger, Cameron will be a wholly-owned subsidiary of Schlumberger US and Cameron common stock will no longer be publicly traded. Upon effectiveness of the merger, each Cameron stockholder will have the right to receive the merger consideration as described below under “—Merger Consideration.”

Effective Time; Closing

The merger will become effective on the date a certificate of merger is filed with the Delaware Secretary of State, or at such later time as Schlumberger and Cameron designate in the certificate of merger. The merger agreement provides that, unless agreed otherwise, the closing of the merger will take place on the first business day or, if Schlumberger so elects, on the third business day, after all the conditions to the closing of the merger are fulfilled or waived in accordance with the agreement.

Merger Consideration

The merger agreement provides that at the effective time of the merger, each share of Cameron common stock issued and outstanding immediately prior to the effective time will be converted into the right to receive (1) 0.716 shares of Schlumberger common stock and (2) $14.44 in cash, without interest, together with any cash in lieu of fractional shares as described under “—Fractional Shares.” In this discussion, (A) the number of shares of Schlumberger common stock to be received for each share of Cameron common stock is referred to as the “exchange ratio,” (B) the amount of cash to be received for each share of Cameron common stock is referred to as the “per share cash amount” and (C) the Schlumberger common stock issuable based on the exchange ratio, the cash payable based on the per share cash amount and the cash payable in lieu of any fractional shares is referred to as the “merger consideration.”

Fractional Shares

No fractional shares of Schlumberger common stock will be delivered to any holder of Cameron common stock upon completion of the merger. For each fractional share that would otherwise be delivered, Schlumberger will pay cash (without interest) in an amount equal to the fractional share multiplied by the closing price for a share of Schlumberger common stock on the NYSE Composite Transactions Tape on the business day immediately preceding the closing date.

Treatment of Equity Awards

Stock Options. At the effective time of the merger, all outstanding options to purchase shares of Cameron common stock, including any options granted following the execution of the merger agreement, will be converted into options to purchase shares of Schlumberger common stock with the duration and terms of such converted options to remain generally the same as the original Cameron option. The number of shares of Schlumberger common stock subject to each option will be determined by multiplying the number of shares of Cameron common stock subject to the original Cameron option by the equity award exchange ratio, rounded down to the nearest whole share. The option exercise price per share of Schlumberger common stock will be equal to the option exercise price per share of Cameron common stock under the original Cameron option divided by the equity award exchange ratio, rounded up to the nearest whole cent. The term “equity award exchange ratio” means (1) the exchange ratio (0.716) plus (2) the quotient obtained by dividing $14.44 by the average of the volume weighted average price of a share of Schlumberger common stock as reported on the NYSE Composite Transactions Tape on each of the five consecutive trading days ending with the second complete trading day prior to the effective time of the merger.

Restricted Stock Units. At the effective time of the merger, each outstanding award of restricted stock units granted by Cameron under any of its plans, including any restricted stock units granted following the execution of the merger agreement, will be converted into an award of restricted stock units that will be settled in Schlumberger common stock with substantially the same terms as the original Cameron award, including the vesting schedule and any conditions and restrictions on receipt. The number of shares of Schlumberger common stock subject to the converted restricted stock unit award will be determined by multiplying the number of shares of Cameron common stock subject to the original Cameron restricted stock unit award by the equity award exchange ratio, rounded to the nearest whole number of shares.

Deferred Stock Units. At the effective time of the merger, each outstanding award of deferred stock units granted by Cameron under any of its plans will be canceled and converted into the right to receive the merger consideration based on the total number of shares of Cameron common stock subject to the outstanding award.

Performance Share Awards. At the effective time of the merger, each outstanding award of performance shares granted by Cameron under any of its plans will be converted into fully vested deferred stock units that will be settled in Schlumberger common stock on the same payment schedule as the original Cameron award. For purposes of determining the number of performance shares earned under the original Cameron performance share award, unless otherwise specified in an individual change in control agreement with an employee, (1) performance with respect to the total shareholder return metric will be determined based on total shareholder return as of the effective time and (2) performance with respect to the return on invested capital (ROIC) metric will be determined as follows: (A) for any completed performance year prior to the effective time, based on actual ROIC performance as certified by the Cameron compensation committee, (B) if the effective time occurs in 2015, based on actual ROIC through the effective time (or the most recent practicable date prior to the effective time) and a reasonable good faith estimate of ROIC performance for the remainder of 2015 and (C) target performance for any other performance year.

Converted Award Terms. Each converted equity award will, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, reclassification, recapitalization or other similar transaction of Schlumberger common stock. The compensation committee of the board of directors of Schlumberger will have authority and responsibility for the converted equity awards and each converted award is subject to administrative procedures consistent with those in effect under Schlumberger’s equity compensation plans. Each converted award will be provided with dividend equivalent rights to the extent provided to Schlumberger awards of a comparable type.

Exchange of Shares; Stock Transfer Books

The conversion of Cameron common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. Immediately before the effective time, Schlumberger will issue to Schlumberger US, by way of sale or as a contribution to the capital of Schlumberger US or a combination thereof, that number of shares of Schlumberger common stock that are to be delivered by Schlumberger US to Cameron stockholders pursuant to the merger agreement. Immediately thereafter, Schlumberger US will deposit with a commercial bank or trust company, as the exchange agent for the merger, the number of shares of Schlumberger common stock to be delivered pursuant to the merger agreement and an amount of cash representing the aggregate cash consideration payable pursuant to the merger agreement.

Promptly after the effective time of the merger, Schlumberger US will cause the exchange agent to send to each holder of record of Cameron common stock at the effective time of the merger a letter of transmittal and instructions for effecting the exchange of Cameron common stock for the merger consideration the holder is entitled to receive under the merger agreement. Upon surrender of the certificates or book-entry shares for cancellation along with the executed letter of transmittal and other documents, a Cameron stockholder will receive some or all of the following: (1) one or more shares of Schlumberger common stock; (2) cash consideration in accordance with the per share cash amount; (3) cash in lieu of fractional shares of Schlumberger common stock; and (4) any unpaid dividends and distributions declared and paid in respect of Schlumberger common stock after completion of the merger.

Six months after the effective time of the merger, Schlumberger US will be entitled to require the exchange agent to return any shares of Schlumberger common stock remaining in the exchange fund and any cash that remains unclaimed. Holders of Cameron common stock who have not exchanged their certificates or book-entry shares representing such stock prior to that time may thereafter look only to Schlumberger US to exchange their stock certificates or book-entry shares or to pay amounts to which they are entitled pursuant to the merger agreement. None of Schlumberger US, Merger Sub, Schlumberger, Cameron, the surviving corporation or the exchange agent will be liable to any holder of Cameron common stock certificates or book-entry shares for any merger consideration delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

Lost, Stolen or Destroyed Certificates

If a certificate has been lost, stolen or destroyed, then, before a Cameron stockholder will be entitled to receive the merger consideration (or dividends or distributions with respect thereto), such holder will need to deliver an affidavit of that fact and, if reasonably required by Schlumberger, post a bond or surety (in such amount as Schlumberger may reasonably direct) as indemnity against any claim that may be made in respect of such lost certificate.

Appraisal Rights

In connection with the merger, record holders of Cameron common stock who do not vote in favor of the proposal to adopt the merger agreement and who otherwise fully comply with the applicable provisions of Section 262 of the DGCL will be entitled to exercise appraisal rights thereunder. Any shares of Cameron common stock held by a Cameron stockholder as of the record date who has not voted in favor of the proposal to adopt the merger agreement and who has demanded appraisal for such shares in accordance with the DGCL will not be converted into a right to receive the merger consideration, unless such holder fails to perfect or withdraws or otherwise loses the right to appraisal under the DGCL. If, after the effective time, such holder of Cameron common stock fails to perfect or withdraws or otherwise loses his, her or its appraisal rights, each such share will be treated as if it had been converted as of the effective time into a right to receive the merger consideration.

Under the merger agreement, Cameron must give Schlumberger (1) prompt notice of any written demands for appraisal, attempted withdrawals of such demands and any other instruments received by Cameron relating to stockholders’ rights of appraisal and (2) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. Cameron may not, except with the prior written consent of Schlumberger, voluntarily make any payment with respect to any demands for appraisal, settle or offer to settle any such demands or approve any withdrawal of any such demands.

THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL, THE FULL TEXT OF WHICH IS ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B.

Withholding Taxes

Schlumberger US, the surviving corporation and the exchange agent will be entitled to deduct and withhold from consideration payable to any Cameron stockholder the amounts that may be required to be withheld under any applicable tax law. Amounts withheld and paid over to a governmental entity will be treated for all purposes of the merger as having been paid to the stockholders from whom they were withheld.

Representations and Warranties

The merger agreement contains representations and warranties made by each of the parties regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. Cameron, on the one hand, and Schlumberger US, Merger Sub and Schlumberger, on the other hand, have made representations and warranties in the merger agreement with respect to the following subject matters:

•	existence, good standing and qualification to conduct business;

•	requisite power and authorization to enter into and carry out the obligations of the merger agreement and the enforceability of the merger agreement;

•	capitalization;

•	compliance with applicable laws and permits;

•	absence of any conflict or violation of organizational documents, third party agreements or laws as a result of the merger or the merger agreement;

•	filings and reports with the SEC and financial information;

•	accuracy of information supplied for inclusion or incorporation in this proxy statement/prospectus;

•	absence of litigation;

•	absence of a material adverse effect;

•	absence of decrees or injunctions;

•	ownership of the other party or parties’ capital stock;

•	compliance with export controls and trade sanctions; and

•	compliance with the Foreign Corrupt Practices Act and other anticorruption and antibribery laws.

Cameron, on the one hand, and Schlumberger, on the other hand, have made additional representations and warranties in the merger agreement with respect to the following subject matters:

•	absence of undisclosed liabilities;

•	compliance with the Sarbanes-Oxley Act of 2002 and the applicable listing and corporate governance rules and regulation of the NYSE; and

•	internal accounting controls and disclosure controls and procedures.

Cameron has made additional representations and warranties to Schlumberger US and Schlumberger in the merger agreement with respect to the following subject matters:

•	tax matters;

•	employee benefit plans;

•	labor matters;

•	title to properties and absence of liens;

•	environmental matters;

•	intellectual property;

•	insurance;

•	fees payable to brokers, finders or investment banks in connection with the merger;

•	required stockholder approval in connection with the merger;

•	material contracts;

•	relationships with Cameron’s customers and suppliers; and

•	inapplicability of anti-takeover laws or certain provisions in Cameron’s certificate of incorporation.

Schlumberger US and Merger Sub have made additional representations and warranties to Cameron in the merger agreement with respect to:

•	the status of Merger Sub; and

•	the availability of sufficient funds with which to pay the cash portion of the merger consideration.

Certain representations and warranties of Schlumberger US, Merger Sub, Schlumberger and Cameron are qualified as to materiality or as to “material adverse effect,” which when used with respect to Schlumberger US, Merger Sub, Schlumberger or Cameron means, as the case may be:

•	a material adverse effect on or material adverse change in the business, assets, liabilities, financial condition or results of operations of such party and its subsidiaries, taken as a whole, other than any effect or change relating to or resulting from:

•	changes or conditions affecting the economy or financial markets in general, including changes in interest or exchange rates;*

•	changes or conditions in the industries in which the party operates, including changes in or changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities;*

•	the announcement or the existence of, or compliance with, or taking any action required or permitted by the merger agreement or the transactions contemplated by the merger agreement or any stockholder litigation against Cameron and/or its directors or officers relating to the transactions contemplated by the merger agreement;

•	taking any action by such party at the written request of Schlumberger US, Merger Sub or Schlumberger, in the case of Cameron, or of Cameron, in the case of Schlumberger US, Merger Sub or Schlumberger;

•	any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism;*

•	changes in applicable law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions;*

•	any change in such party’s credit ratings;

•	any decline in the market price, or change in trading volume, of the capital stock of such party; or

•	any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predications of revenue, earnings, cash flow or cash position;

provided that, in the case of the four bullets marked with an asterisk above, to the extent the impact on the party in question and its subsidiaries, taken as a whole, is disproportionate to the impact on other similarly situated entities, the incrementally disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect; or

•	a material adverse effect on or material adverse change in the ability of the party to perform its obligations under the merger agreement or to consummate the merger and the other transactions contemplated by the merger agreement.

Conduct of Business Pending the Effective Time

Unless Schlumberger otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), or as otherwise contemplated by the merger agreement or required by law, Cameron has agreed that, prior to the effective time of the merger, it will:

•	conduct its business in the ordinary course;

•	use reasonable best efforts to preserve its business organization intact;

•	use reasonable best efforts to maintain existing relationships and goodwill with governmental entities, customers, suppliers, distributors, creditors, lessors, employees and business associates; and

•	use reasonable best efforts to keep available the services of present employees and agents.

In addition, the merger agreement places specific restrictions on the ability of Cameron and its subsidiaries to, unless Schlumberger otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), or as otherwise contemplated by the merger agreement or required by law, among other things:

•	adopt any change in, or waive any provision of, their organizational documents;

•	merge or consolidate Cameron or any of its subsidiaries with any other person, except transactions among wholly-owned subsidiaries of Cameron that are not obligors or guarantors of third-party indebtedness or in connection with a permitted acquisition;

•	issue, sell or pledge any shares of capital stock, options, warrants, convertible securities or any other equity interest, except pursuant to stock options and current employee benefit plans;

•	except to the extent required under a benefit plan existing on August 25, 2015 or as required by law:

•	increase the compensation (including bonus opportunities) or fringe benefits of any directors, executive officers or employees, except in the ordinary course of business to employees who are not party to change of control agreements;

•	grant any severance or termination pay, other than nominal severance to terminated employees, except in the ordinary course of business consistent with past practice;

•	make new equity awards to any director, officer or employee, except in the ordinary course of business consistent with past practice, which equity awards will provide that the consummation of the transactions contemplated by the merger agreement will not alone result in a change-in-control acceleration and are subject to additional restrictions as described in “The Merger Agreement—Certain Additional Agreements—Employee Matters”;

•	enter into or amend any employment, consulting, change-in-control or severance agreement with any director, executive officer or employee, except as contemplated by the merger agreement or, except with respect to employees party to a change-in-control agreement or their direct reports, in the ordinary course of business;

•	establish, adopt, enter into, freeze or amend in any material respect or terminate any benefit plan or take any action to accelerate entitlement to benefits under any benefit plan, except as contemplated by the merger agreement;

•	make any contribution to a benefit plan, except as required by law or in the ordinary course of business consistent with past practice;

•	make payments on performance-based awards in excess of the performance actually achieved, or amend or waive performance or vesting criteria or accelerate vesting, except as required under the applicable plan or contemplated by the merger agreement;

•	terminate any employee with a change-in-control agreement, other than for cause, or take any actions with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the employee having “good reason” to terminate employment and collect severance payments and benefits pursuant to the employee’s change-in-control agreement;

•	execute or amend a collective bargaining agreement except in the ordinary course of business;

•	declare or pay any dividend or other distribution or payment, except for certain intercompany distributions, pro rata dividends by any subsidiary of Cameron included in the Subsea segment of Cameron and dividends or distributions required under Cameron’s or its subsidiaries’ organizational documents;

•	redeem, purchase or otherwise acquire any of Cameron’s or its subsidiaries’ stock, except for transactions pursuant to benefit plans and intercompany transactions;

•	sell, encumber or dispose of any assets or properties having a value in excess of $25 million for one asset, or $100 million in the aggregate, except for sales of surplus or obsolete equipment, inventory sales and intercompany transactions;

•	acquire any business, entity or division for consideration in excess of $50 million for one acquisition or $100 million in the aggregate;

•	enter into a joint venture, partnership or similar arrangement or make a loan or other investment in any other person in excess of $20 million individually, or $50 million in the aggregate;

•	other than in the ordinary course of business, sell, transfer, license or modify any rights to any material intellectual property, or distribute, license or co-promote products or services licensed by Cameron or any of its subsidiaries;

•	change financial accounting policies or procedures, except as required by changes in GAAP or applicable law;

•	except as required by applicable law, take specified actions with respect to tax matters if any such action would have an adverse effect on Cameron and its subsidiaries that is material;

•	settle or waive any material claim, litigation or controversy for amounts in excess of $10 million individually, or $30 million in the aggregate;

•	incur any indebtedness except for (1) borrowings under Cameron’s existing credit facilities, (2) other debt not in excess of $100 million in the aggregate and (3) intercompany debt in the ordinary course of business;

•	repurchase or repay any debt, except in the ordinary course of business, for mortgage indebtedness in accordance with its terms and for intercompany debt in the ordinary course of business;

•	mortgage or encumber any material asset or property, other than in the ordinary course of business;

•	except for capital expenditures consistent in all material respects with the capital budget made available to Schlumberger, make any unbudgeted capital expenditures exceeding $25 million in the aggregate;

•	enter into, materially amend or terminate material contracts, except in the ordinary course of business consistent with past practice;

•	enter into, renew or extend any agreements restricting the ability to engage or compete in any line of business or geographic area;

•	adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

•	adjust, reclassify, combine, split or subdivide, or redeem, purchase or otherwise acquire, directly or indirectly, any of Cameron’s capital stock or purchase any of Schlumberger’s capital stock;

•	take any action that would, or would reasonably be expected to, result in the failure of certain conditions to the merger or prevent, materially delay or materially impede the merger;

•	take any action that would reasonably be expected to delay materially or adversely affect the ability to obtain any consent, authorization, order or approval of any governmental entity or the expiration of any waiting period under antitrust laws; or

•	agree or commit to do any of the foregoing.

Unless Cameron otherwise consents in writing (which consent may not be unreasonably withheld, conditioned or delayed), or as otherwise contemplated by the merger agreement or required by law, prior to the effective time of the merger, Schlumberger US, Merger Sub and Schlumberger have agreed to conduct their business in the ordinary course and the merger agreement places specific restrictions on the ability of Schlumberger US, Merger Sub, Schlumberger and their respective subsidiaries to, among other things:

•	adopt any change in, or waive any provision of, Schlumberger’s organizational documents;

•	acquire any equity or assets where an antitrust filing would be required and would reasonably be expected to prevent or materially delay the consummation of the merger by the termination date;

•	adjust, reclassify, split, combine, subdivide or redeem any shares of Schlumberger capital stock or adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, except as would not disproportionately adversely affect a holder of Cameron common stock relative to a holder of Schlumberger common stock or delay or impede the merger;

•	declare or pay any dividend or other distribution except for (1) regular quarterly cash dividends with declaration, record and payment dates reasonably consistent with Schlumberger’s past practice or (2) dividends of equity interests or property for which an adjustment to the merger consideration has been effected;

•	take any action that would, or would reasonably be expected to, result in the failure of any condition to the transaction, or prevent, materially delay or materially impede the merger;

•	take any action that would reasonably be expected to delay materially or adversely affect the ability to obtain any consent, authorization, order or approval of any governmental entity or the expiration of any waiting period under antitrust laws; or

•	agree or commit to do any of the foregoing.

Certain Additional Agreements

Stockholders Meeting. Unless the merger agreement is earlier terminated, the Cameron board of directors must submit the merger agreement for approval at the special meeting, even if it changes its recommendation with regard to the merger agreement. Once the special meeting has been called and noticed, Cameron will not be permitted to postpone or adjourn the special meeting without the consent of Schlumberger (which consent may not be unreasonably withheld or delayed), other than to the extent necessary (1) for the absence of a quorum or (2) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Cameron board of directors has determined to be necessary.

No Solicitation; Recommendation. Cameron and its subsidiaries will not, and Cameron will use its reasonable best efforts to cause its and its subsidiaries’ officers, directors, employees, investment bankers, consultants, attorneys, accountants, advisors, agents and other representatives not to, directly or indirectly:

•	solicit, initiate, knowingly encourage or knowingly facilitate any acquisition proposal (as defined below) or any inquiry with respect to an acquisition proposal or engage in, continue or otherwise participate in discussions or negotiations with any person with respect thereto;

•	furnish any non-public information relating to Cameron or any of its subsidiaries or afford access to the properties, books or records of Cameron or any of its subsidiaries to any person that has made an acquisition proposal or, to the knowledge of Cameron, is considering making an acquisition proposal;

•	approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement or other agreement relating to an acquisition proposal; or

•	propose publicly or agree to do anything described in the preceding three bullets.

In the event Cameron receives an acquisition proposal, or any request for nonpublic information relating to Cameron or any of its subsidiaries or for access to their properties, books or records by any person that has made or, to the knowledge of Cameron, would reasonably be expected to make, an acquisition proposal, Cameron will promptly (and in no event later than 24 hours after receipt of any acquisition proposal or request) notify Schlumberger of the identity of the person making the acquisition proposal or request and of its material terms and keep Schlumberger reasonably and promptly informed of the status and material terms of the acquisition proposal or request.

The term “acquisition proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (1) direct or indirect acquisition or purchase of any business or assets of Cameron or any of its subsidiaries that, individually or in the aggregate, constitutes 33% or more of the net revenues, net income or assets of Cameron and its subsidiaries, taken as a whole, (2) direct or indirect acquisition or purchase of 33% or more of any class of equity securities of Cameron, (3) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 33% or more of any class of equity securities of Cameron, or (4) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving Cameron or any of its subsidiaries whose business constitutes 33% or more of the net revenue, net income or assets of Cameron and its subsidiaries, taken as a whole.

Prior to Cameron’s stockholders approving the proposal to adopt the merger agreement, however, Cameron or its representatives may (1) contact any person making an acquisition proposal to clarify the terms and conditions thereof or to inform such person that any acquisition proposal made orally can only be considered if made in writing, (2) furnish information and access, but only in response to a written request, to any person making an acquisition proposal that was not solicited, initiated, knowingly encouraged or knowingly facilitated by Cameron or any of its subsidiaries, affiliates or representatives on or after August 25, 2015 and (3) participate in discussions and negotiate with such person concerning an unsolicited acquisition proposal, in the case of (2) and (3) if:

•	Cameron has not breached the non-solicitation provisions of the merger agreement with respect to the acquisition proposal in any material respect;

•	the Cameron board of directors concludes in good faith (after receipt of advice of a financial advisor of nationally recognized reputation and outside legal counsel) that such acquisition proposal is reasonably likely to result in a superior proposal (as defined below); and

•	Cameron receives from such person an executed confidentiality agreement the material provisions of which, as they relate to confidentiality, are in all material respects no less favorable in the aggregate to Cameron and no less restrictive in the aggregate to such person as those contained in the confidentiality agreement between Cameron and Schlumberger. Any such confidentiality agreement is not required to include explicit or implicit standstill restrictions or otherwise restrict the making of or amendment or modification to any acquisition proposal.

In addition, the Cameron board of directors may not effect a change in recommendation (as defined below) unless the change occurs before stockholder approval of the merger and only if:

•	the Cameron board of directors determines in good faith (after consultation with its outside legal counsel) that failure to make a change in recommendation would be inconsistent with the directors’ fiduciary duties to Cameron stockholders under applicable law; and

•	before taking any such action, Cameron gives Schlumberger three business days’ written notice.

The term “superior proposal” means any bona fide written acquisition proposal for or in respect of at least a majority of the outstanding shares of Cameron common stock or all or substantially all of Cameron’s and its subsidiaries’ assets (1) on terms that the Cameron board of directors determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) are more favorable to Cameron and its stockholders than the merger and (2) that constitutes a transaction that is reasonably likely to be consummated on the terms so proposed, taking into account all legal, financial, regulatory and other aspects of such proposal.

A “change in recommendation” would occur if the Cameron board of directors fails to make, withdraws, modifies or qualifies, or proposes publicly to withhold, withdraw, modify or qualify, in any manner adverse to Schlumberger or its affiliates, the merger, approval of the merger agreement or the Cameron board of directors’ recommendation to Cameron stockholders in favor of adoption of the merger agreement, or approves, endorses, or recommends, or publicly proposes to approve, endorse or recommend, any acquisition proposal.

Indemnification. From and after the effective time of the merger, the surviving corporation will (1) indemnify each director, officer or employee of Cameron or its subsidiaries against all expenses and liability reasonably incurred as a result of such person’s service to Cameron or its subsidiaries, to the fullest extent permitted by law, and (2) advance expenses incurred to the same extent.

At or prior to the effective time of the merger, Cameron may purchase a tail directors’ and officers’ liability insurance policy for at least six years after the effective time of the merger. If Cameron does not purchase such a policy, then for a period of six years after the effective time of the merger, the surviving corporation will maintain directors’ and officers’ liability insurance policies with terms substantially no less advantageous to the indemnified parties than Cameron’s existing policies. The surviving corporation will not be required to spend more than 300% of what Cameron currently spends to maintain current insurance coverage.

Filings. Each of Schlumberger and Cameron has agreed to (and cause each of their respective subsidiaries to):

•	make its respective required filings (and filings reasonably determined by Schlumberger after consultation with Cameron to be advisable) under the HSR Act, the EC Merger Regulation and any other competition laws as promptly as practicable;

•	use its reasonable best efforts to cooperate with the other party to determine as promptly as practicable which filings are required (or reasonably determined by Schlumberger after consultation with Cameron to be advisable), to be made prior to the effective time of the merger with, and which consents, approvals, permits and authorizations are required to be obtained prior to the effective time of the merger from, any governmental entity, and to timely make such filings;

•	promptly notify the other party of any communication concerning the merger agreement or the merger from any governmental entity and to consult with and permit the other party to review in advance any proposed communication concerning the merger agreement or the merger to any governmental entity;

•	not participate or agree to participate in any meeting or substantive discussion with any governmental entity related to any filings or investigation concerning the merger agreement or the merger unless it consults with the other party in advance and invites the other party’s representatives to attend, unless prohibited by the governmental entity;

•	promptly furnish to the other party draft copies prior to submission, with reasonable time to comment and consult, of all correspondence, filings and communications that it intends to submit to any governmental entity;

•	promptly furnish to the other party such necessary information and reasonable assistance as such other party may reasonably request in connection with its preparation of necessary filings, registrations or submissions of information to any governmental entity; and

•	deliver to the other party’s outside counsel complete copies of all documents furnished to any governmental entity as part of any filing.

The parties have also agreed that Schlumberger will be entitled to direct the antitrust defense of the transaction contemplated by the merger agreement or litigation by or negotiations with any governmental entity.

Under the terms of the merger agreement, Schlumberger has the right, but not the obligation, to oppose or refuse to consent, through litigation or otherwise, to any request, attempt or demand by any governmental entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Schlumberger, Cameron or any of their respective subsidiaries and has the obligation to defend any litigation instituted by a governmental entity or other person with respect to the legality of the merger under applicable regulatory laws. Schlumberger US, Merger Sub and Schlumberger are required to take all such action necessary to resolve any objections that an antitrust regulator may assert under regulatory laws, and to avoid or eliminate, and minimize the impact of, each impediment under regulatory laws that may be asserted by a governmental entity in order to enable the closing to occur as soon as reasonably possible (and in any event no later than the termination date). However, (1) none of Schlumberger US, Merger Sub, Schlumberger or Cameron or their respective subsidiaries is required to take, or cause to be taken, or agree to take, any action with respect to any of the assets, businesses or product lines of Cameron, Schlumberger, any of their subsidiaries, or any combination thereof, if such action (whether taken with respect to assets of Cameron and its subsidiaries or Schlumberger and its subsidiaries), individually or in the aggregate, would result in the divestiture, sale, hold separate, license or limitation on the conduct of business that, individually or taken together, would reasonably be expected to be material to Cameron and its subsidiaries, taken as a whole and (2) Schlumberger is not required to take or agree to take any action that would result in the divestiture, sale, hold separate, license or limitation of the conduct, in whole or in significant part, of OneSubsea. If the merger has not occurred on or before the termination date due to the failure to obtain regulatory clearances, or if an order, decree or ruling permanently prohibits the merger, the merger agreement may be terminated. Please see “The Merger Agreement—Termination, Amendment and Waiver” for more information.

Employee Matters. After the effective time of the merger, Schlumberger and its subsidiaries will honor all Cameron benefit plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the effective time of the merger. For a period of one year following the effective time of the merger, Schlumberger will provide to each current and former employee of Cameron and its subsidiaries compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to each such employee immediately prior to the effective time of the merger. For employees that are terminated for reasons other than cause prior to the second anniversary of the effective time of the merger, Schlumberger will provide severance benefits that are in accordance with the applicable severance plans and arrangements of Cameron in effect immediately prior to the effective time of the merger.

For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accrual under any defined benefit pension plan or eligibility under a program or retiree welfare plan sponsored by Schlumberger or its subsidiaries) under the employee benefit plans of Schlumberger and its subsidiaries, Cameron employees will be credited with their years of service with Cameron and its subsidiaries and predecessors prior to the effective time of the merger to the same extent the Cameron employee was entitled to such credited service prior to the effective time of the merger under the corresponding Cameron plans. Cameron employees will be eligible to participate in the employee benefit plans of Schlumberger and its subsidiaries for which they are otherwise made eligible and that are comparable to a Cameron benefit plan the employee participated in prior to the first effective time of the merger without any waiting time, and to the extent such employee benefit plans provide medical, dental, pharmaceutical and/or vision benefits, without any pre-existing condition exclusions or actively-at-work requirements, except to the extent such exclusion or requirement applied in the applicable Cameron plan. Cameron employees will receive credit for amounts paid under the Cameron medical plans in the year in which the merger occurs for satisfying deductibles, coinsurance and maximum out of pocket requirements under the surviving corporation’s plans.

Schlumberger and Cameron acknowledge that a change in control will occur for purposes of Cameron’s benefit plans at the time of the merger.

In the event the effective time of the merger occurs in 2015, Cameron will pay short-term incentive bonuses for fiscal year 2015 immediately prior to the effective time of the merger based on (1) actual performance for each applicable performance metric as of the latest practicable date prior to the effective time of the merger and

(2) Cameron’s reasonable good faith estimate of expected performance for each applicable performance metric for the remainder of such performance period. In the event the effective time of the merger occurs in the first quarter of 2016, Schlumberger will pay short-term incentive bonuses for 2016 at the time Schlumberger pays bonuses in the ordinary course, with performance based on metrics established by Schlumberger and applicable to the full year. In the event the effective time of the merger occurs after the first quarter of 2016, Schlumberger will pay short-term incentive bonuses for 2016 at the time Schlumberger pays bonuses in the ordinary course, with the amount determined based on (A) a pro rata target bonus for the portion of the year prior to the effective time of the merger and (B) metrics established by Schlumberger for the portion of the year following the effective time of the merger.

From and after September 2015, Cameron may make its ordinary course equity compensation awards in a manner consistent with past practices, except that employees who typically receive stock options as a form of annual long-term incentive award will receive 70% of the value of their long-term incentive awards in the form of time-based restricted stock units and 30% of the value of their long-term incentive awards in the form of stock options. All other Cameron employees that have traditionally received long-term equity incentive awards will receive time-based restricted stock units consistent with past practice.

For purposes of Cameron equity awards to be made from and after September 2015, other than awards made to Mr. Rowe and certain key employees identified as “transitional employees” (which includes Messrs. Lemmer and Sledge, as well as Cameron’s Chief Accounting Officer, Chief Administrative Officer, Corporate Secretary, Chief Compliance Officer and Treasurer), the awards will immediately vest upon a termination in connection with the transaction either without cause or resignation for “modified good reason.” For transitional employees, for the first six months following the effective time, accelerated vesting will be limited to a termination without cause or a resignation for modified good reason and, following such period, accelerated vesting will be available to the transitional employees on a resignation as a result of “standard good reason.” In addition, Cameron may make its long-term incentive awards to specified key employees, who are not named executive officers, with a two-year vesting schedule, rather than its customary three-year vesting schedule. For purposes of the post-signing equity grants, “Modified good reason” includes (1) a major demotion or major reduction in job responsibilities, which for the avoidance of doubt, will not include changes in duties or reporting responsibilities resulting from Cameron ceasing to be a separate publicly traded company or becoming an indirect subsidiary of Schlumberger, (2) a major decrease in aggregate compensation opportunities for a fiscal year or (3) the relocation of an employee’s principal place of employment to a location 50 miles further from the employee’s principal residence. “Standard good reason” will have the same meaning as good reason in Cameron’s standard form restricted stock unit agreement or stock option agreement, as applicable, or, in the case of certain executive officers with a change-in-control agreement, the definition of good reason in such agreement. For purposes of these awards, upon a resignation for modified good reason, then such executive officer will be subject to a one-year noncompetition clause in a form reasonably acceptable to Schlumberger and customary and appropriate for the industry in which Cameron and Schlumberger operate. Awards made to Mr. Rowe from and after September 2015 will be fully vested on any termination following the consummation of the transaction. Option awards that are accelerated as described above will remain exercisable for their full 10-year term.

Schlumberger and Cameron have agreed that Cameron may grant retention and other awards to Cameron employees, including executive officers, in consultation with Schlumberger’s CEO. Awards would be payable in cash subject to the terms and conditions agreed upon by Schlumberger and Cameron. As of the date of this proxy statement/prospectus, no determinations have been made as to what actions will be taken in this regard, although the parties have agreed that the aggregate amount of such benefits will not exceed $50 million.

Reasonable Best Efforts. Schlumberger and Cameron have agreed to use their reasonable best efforts to take all actions and to assist and cooperate to consummate the merger as promptly as practicable, including the obtaining of authorizations, clearances, consents and approvals from governmental entities or third parties, the defending of lawsuits challenging the merger, and the execution and delivery of additional instruments necessary to consummate the merger.

Listing Application. Schlumberger will use its reasonable best efforts to cause the shares of Schlumberger common stock to be issued in the merger and to be reserved for issuance upon the exercise or vesting, as applicable, of each converted equity award to be approved for listing on the NYSE, subject to official notice of issuance, prior to the effective time of the merger.

Inspection. Until the effective time of the merger, each party to the transaction has agreed to allow designated officers, attorneys, accountants and other representatives of the other party access to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to its business and affairs.

Publicity. Schlumberger and Cameron have agreed to consult with each other before issuing any press release or public statement with respect to the merger. In addition, neither Schlumberger nor Cameron will issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party (not to be unreasonably withheld or delayed).

Stockholder Litigation. Cameron has agreed to give Schlumberger the opportunity to participate in the defense or settlement of any stockholder litigation against Cameron and/or its directors or officers relating to the transactions contemplated by the merger agreement. Cameron has further agreed that it will not settle or offer to settle any litigation against Cameron or any of its directors or officers by any stockholder of Cameron relating to the merger without the prior written consent of Schlumberger (not to be unreasonably withheld, conditioned or delayed).

Conditions to the Merger

The respective obligations of each party to effect the merger will be subject to the fulfillment of the following conditions on or prior to the closing date:

•	the approval of the proposal to adopt the merger agreement by Cameron’s stockholders;

•	the termination or expiration of any waiting period under the HSR Act and the issuance by the European Commission of a decision under the EC Merger Regulation declaring the merger compatible with the common market;

•	the expiration, lapse or termination of all applicable waiting or other time periods under antitrust laws in other specified jurisdictions, except as would not reasonably be expected to have a material adverse effect;

•	the absence of any judgment, injunction, order or decree of any governmental authority in the United States, the European Union or other specified jurisdictions prohibiting or enjoining the consummation of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus is a part, and the absence of any stop order or proceeding seeking a stop order relating to such effectiveness; and

•	the approval for listing on the NYSE of the Schlumberger common stock to be issued pursuant to the merger.

Additional Conditions to the Obligations of Cameron. Unless waived by Cameron, the obligation of Cameron to effect the merger is subject to the satisfaction on or prior to the closing date of the following additional conditions:

•	performance in all material respects by each of Schlumberger US, Merger Sub and Schlumberger of its respective covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date;

•	certain representations and warranties of Schlumberger US, Merger Sub and Schlumberger contained in the merger agreement being true and correct in all material respects, as of the date of the merger agreement and as of the closing date;

•	other representations and warranties of Schlumberger US, Merger Sub and Schlumberger contained in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	receipt by Cameron of a certificate signed on behalf of Schlumberger, executed on its behalf by an executive officer, certifying to the effect that the conditions specified in the preceding three bullets have been satisfied.

Additional Conditions to the Obligations of Schlumberger. Unless waived by Schlumberger, the obligations of Schlumberger US, Merger Sub and Schlumberger to effect the merger are subject to the satisfaction on or prior to the closing date of the following additional conditions:

•	performance in all material respects by Cameron of all of its covenants and agreements required to be performed by it under the merger agreement at or prior to the closing date;

•	certain representations and warranties of Cameron contained in the merger agreement being true and correct in all material respects, as of the date of the merger agreement and as of the closing date;

•	other representations and warranties of Cameron contained in the merger agreement being true and correct as of the date of the merger agreement and as of the closing date, except where the failure of such representations to be so true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a material adverse effect; and

•	receipt by Schlumberger of a certificate of Cameron, executed on its behalf by an executive officer, certifying to the effect that the conditions specified in the preceding three bullets have been satisfied.

Termination, Amendment and Waiver

Termination. The merger agreement may be terminated at any time prior to the effective time of the merger, notwithstanding the adoption of the merger agreement by Cameron’s stockholders (except as described below):

•	by mutual written agreement of Schlumberger US, Schlumberger and Cameron;

•	by either Schlumberger or Cameron if:

•	the merger has not occurred on or before the “termination date,” August 25, 2016, which termination date may, if certain other conditions are satisfied and at the option of either Schlumberger or Cameron, be extended to a date not later than November 25, 2016; however, neither party may terminate the merger agreement under this provision if that party’s breach of any provision of the merger agreement has been the cause of, or resulted in, the failure of the merger to occur on or before the termination date;

•	the Cameron stockholders do not approve the proposal to adopt the merger agreement at the special meeting or any adjournment or postponement of the special meeting; or

•	a court of competent jurisdiction in the United States, the European Union or other specified jurisdictions has issued a final, nonappealable order, decree or ruling permanently restraining, enjoining or otherwise prohibiting the merger;

•	by Cameron if:

•	Schlumberger US or Schlumberger is in breach of the merger agreement such that the conditions to the merger set forth in the merger agreement would not be satisfied and such breach is not curable prior to the termination date; provided that Cameron will have no right to terminate the merger agreement under this provision if Cameron is then similarly in breach of the merger agreement; or

•	Cameron has received an acquisition proposal that Cameron’s board of directors determines in good faith to be a superior proposal and, after giving Schlumberger at least three business days’ notice of its intent to terminate the agreement (and at least two business days’ notice following any change to the financial terms of such proposal), resolves to accept such proposal and pay the termination fee described below (Cameron may not terminate the merger agreement pursuant to this provision following the approval of the proposal to adopt the merger agreement by Cameron’s stockholders); or

•	by Schlumberger if:

•	Cameron is in breach of the merger agreement such that the conditions to the merger set forth in the merger agreement would not be satisfied and such breach is not curable prior to the termination date; provided that Schlumberger will have no right to terminate the merger agreement under this provision if Schlumberger is then similarly in breach of the merger agreement; or

•	the Cameron board of directors fails to recommend the merger to Cameron stockholders or withdraws, modifies or qualifies (or publicly proposes to do any of the foregoing) its recommendation.

Fees and Expenses. The merger agreement provides for the payment of a termination fee by Cameron to Schlumberger US if the agreement is terminated in specified circumstances. Cameron will be obligated to pay Schlumberger US a $321 million termination fee (net of any expense reimbursement as described below) if:

•	either party terminates the merger agreement because Cameron’s stockholder approval of the proposal to adopt the merger agreement is not obtained and:

•	prior to such time there is a publicly announced or disclosed acquisition proposal by another bidder that has not been withdrawn, and

•	within one year after the date of termination, Cameron enters into a definitive agreement with respect to, or consummates, an acquisition proposal;

•	Cameron terminates the merger agreement in order to enter into an agreement providing for a superior proposal; or

•	Schlumberger terminates the merger agreement because the Cameron board of directors fails to recommend its approval of the merger or withdraws, modifies or qualifies (or publicly proposes to do any of the foregoing) its recommendation.

The merger agreement provides that all expenses incurred by the parties will be borne by the party that has incurred such expenses; however, Cameron will be required to reimburse Schlumberger US and Schlumberger for their expenses of up to $10 million if:

•	the agreement is terminated because Cameron’s stockholders do not approve the proposal to adopt the merger agreement at the special meeting or any adjournment or postponement of the special meeting, and no termination fee is yet payable by Cameron, or

•	the merger agreement is terminated by Schlumberger because Cameron has willfully and materially breached the merger agreement.

If the merger agreement is terminated by Cameron because Schlumberger US or Schlumberger has willfully and materially breached the merger agreement, then Schlumberger US will reimburse Cameron for its expenses of up to $10 million.

Specific Performance. The parties have agreed in the merger agreement that irreparable damage, for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of the merger agreement were not performed in accordance with its specific terms or were otherwise breached. The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the terms and provisions of the merger agreement without proof of damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable or contrary to law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that there is otherwise an adequate remedy at law.

Amendment. The merger agreement may be amended in writing at any time by action of the parties’ respective boards of directors. However, if the proposal to adopt the merger agreement has been approved by Cameron’s stockholders, then no amendment can be made that by law requires the further approval of stockholders without receipt of such further approval.

Waiver. At any time prior to the effective time of the merger, each of Schlumberger and Cameron may:

•	extend the time for the performance of any obligations of the other party;

•	waive any inaccuracies in the representations and warranties of the other party; and

•	waive compliance with any agreement or condition for the benefit of that party.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The unaudited pro forma condensed combined statements of income for the six months ended June 30, 2015 and for the year ended December 31, 2014 combine the historical consolidated statements of income of Schlumberger and Cameron, giving effect to the merger as if it had occurred on January 1, 2014. The unaudited pro forma condensed combined balance sheet as of June 30, 2015 combines the historical condensed consolidated balance sheets of Schlumberger and Cameron, giving effect to the merger as if it had occurred on June 30, 2015. The historical condensed consolidated financial statements have been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable and (3) with respect to the statements of income, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial statements should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. In addition, the unaudited pro forma condensed combined financial statements were based on and should be read in conjunction with the:

•	separate historical financial statements of Schlumberger as of and for the year ended December 31, 2014 and the related notes included in Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus;

•	separate historical financial statements of Cameron as of and for the year ended December 31, 2014 and the related notes included in Cameron’s Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated by reference into this proxy statement/prospectus;

•	separate historical financial statements of Schlumberger as of and for the six months ended June 30, 2015 and the related notes included in Schlumberger’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which is incorporated by reference into this proxy statement/prospectus; and

•	separate historical financial statements of Cameron as of and for the six months ended June 30, 2015 and the related notes included in Cameron’s Quarterly Report on Form 10-Q for the period ended June 30, 2015, which is incorporated by reference into this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. Such pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company.

The unaudited pro forma condensed combined financial statements have been prepared using the acquisition method of accounting under U.S. generally accepted accounting principles, and the regulations of the SEC. All material transactions between Schlumberger and Cameron during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. Schlumberger will be considered the acquirer in the merger for accounting purposes. The acquisition accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger, the costs to integrate the operations of Schlumberger and Cameron, or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2015

(in millions)

	Schlumberger	Cameron	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Current Assets
Cash and short-term investments	$7,274	$1,731	($2,772)	(A)	$6,233
Receivables, net	9,569	2,096			11,665
Inventories	4,581	2,938	280	(B)	7,799
Other current assets	1,437	390			1,827

	22,861	7,155	(2,492)		27,524

Fixed Income Investments, held to maturity	469	—			469
Investments in Affiliated Companies	3,362	—	(2,051)	(C)	1,311
Fixed Assets less accumulated depreciation	14,848	1,814	90	(D)	16,752
Multiclient Seismic Data	913				913
Goodwill	15,525	1,880	(1,880)	(E)	22,751
			7,226	(F)
Intangible assets	4,525	683	(683)	(G)	11,285
			6,760	(H)
Other Assets	2,250	200			2,450

	$64,753	$11,732	$6,969		$83,454

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$7,479	$2,933	$100	(I)	$10,512
Estimated liability for taxes on income	1,424	298			1,722
Short-term borrowings and current portion of long-term debt	4,231	31			4,262
Dividends payable	640	—			640

	13,774	3,262	100		17,136

Long-term Debt	9,110	2,813	318	(J)	12,241
Postretirement Benefits	1,348	76			1,424
Deferred Taxes	1,333	180	(209)	(K)	3,718
			2,384	(L)
			30	(M)
Other Liabilities	1,003	91			1,094

	26,568	6,422	2,623		35,613

Equity
Common stock	12,586	3,245	(3,245)	(N)	22,108
			9,522	(O)
Treasury stock	(12,671)	(3,955)	3,955	(N)	(12,671)
Retained earnings	42,158	5,820	(5,820)	(N)	42,238
			(100)	(I)
			180	(M)
Accumulated other comprehensive loss	(4,108)	(693)	693	(N)	(4,108)

Schlumberger/Cameron stockholders’ equity	37,965	4,417	5,185		47,567
Noncontrolling interests	220	893	(839)	(P)	274

	38,185	5,310	4,346		47,841

	$64,753	$11,732	$6,969		$83,454

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the six months ended June 30, 2015

(in millions, except per share amounts)

					Pro Forma Adjustments		Pro Forma Combined
	Schlumberger	Cameron	Reclassifications	(AA)
Revenue	$19,258	$4,495					$23,753
Interest and other income	96				4	(BB)	100
Expenses
Cost of revenue	15,231	3,371	455		(26)	(CC)	19,195
					161	(DD)
					3	(EE)
Research & engineering	546		64				610
General & administrative	239		46				285
Selling & administrative	—	565	(565)				—
Restructuring & other	439	614					1,053
Interest	169	71			(19)	(FF)	221

Income from continuing operations before taxes	2,730	(126)	—		(115)		2,489
Taxes on income	608	100			(42)	(GG)	666

Income from continuing operations	2,122	(226)	—		(73)		1,823
Income attributable to noncontrolling interests	(23)	(17)			15	(BB)	(25)

Income from continuing operations attributable to Schlumberger/Cameron	$2,099	($243)	—		($58)		$1,798

Income from continuing operations per share attributable to Schlumberger/Cameron:
Basic earnings per share	$1.65	($1.27)					$1.28
Diluted earnings per share	$1.64	($1.27)					$1.27

Average shares outstanding:
Basic	1,273	192			(55)		1,410	(HH)
Assuming dilution	1,282	192			(55)		1,419	(HH)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

SCHLUMBERGER LIMITED AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

For the year ended December 31, 2014

(in millions, except per share amounts)

	Schlumberger	Cameron	Reclassifications	(AA)	Pro Forma Adjustments		Pro Forma Combined
Revenue	$48,580	$10,381					$58,961
Interest and other income	291				(16)	(BB)	275
Expenses
Cost of revenue	37,398	7,812	1,014		(54)	(CC)	46,498
					322	(DD)
					6	(EE)
Research & engineering	1,217		128				1,345
General & administrative	475		145				620
Impairments & other	1,773	73					1,846
Selling & administrative	—	1,287	(1,287)				—
Interest	369	129			(38)	(FF)	460

Income from continuing operations before taxes	7,639	1,080	—		(252)		8,467
Taxes on income	1,928	258			(83)	(GG)	2,103

Income from continuing operations	5,711	822	—		(169)		6,364
Income attributable to noncontrolling interests	(68)	(37)			31	(BB)	(74)

Income from continuing operations attributable to Schlumberger/Cameron	$5,643	$785	—		($138)		$6,290

Income from continuing operations per share attributable to Schlumberger/Cameron:
Basic earnings per share	$4.36	$3.85					$4.39
Diluted earnings per share	$4.31	$3.83					$4.35

Average shares outstanding:
Basic	1,295	204			(67)		1,432	(HH	)
Assuming dilution	1,308	205			(68)		1,445	(HH	)

The accompanying notes are an integral part of these unaudited pro forma condensed combined financial statements.

Note 1: Description of Transaction

On August 25, 2015, Schlumberger and Cameron entered into a merger agreement pursuant to which Cameron will become a wholly-owned subsidiary of Schlumberger, subject to the terms and conditions set forth in the merger agreement. At the effective time of the merger, each share of Cameron common stock issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive 0.716 shares of Schlumberger common stock and $14.44 in cash, with cash paid in lieu of fractional shares.

At the effective time of the merger:

•	Each outstanding option to purchase Cameron common stock will be converted by adjusting the exercise price and number of shares subject to the option using the equity award exchange ratio described in the merger agreement into a stock option to acquire shares of Schlumberger common stock, and such options will continue to vest and become exercisable for Schlumberger common stock according to their original terms. The fair value of the adjusted options, whether vested or unvested, will be recorded as part of the purchase consideration transferred to the extent that pre-acquisition services have been rendered. The remainder of the fair value of the unvested options will be recorded as compensation expense over the future vesting period in the periods following the merger completion date.

•	Each outstanding Cameron restricted stock unit will be converted, based upon the equity award exchange ratio described in the merger agreement, into a right to receive a restricted stock unit of Schlumberger common stock. The fair value of the adjusted restricted stock unit will be recorded as part of the purchase consideration transferred to the extent that pre-acquisition services have been rendered. The remainder of the fair value of the restricted stock units will be recorded as compensation expense over the future vesting period in the periods following the merger completion date.

•	Each outstanding Cameron deferred stock unit award will be cancelled and converted into the right to receive 0.716 shares of Schlumberger common stock and $14.44 in cash, with cash paid in lieu of fractional shares.

•	Each outstanding Cameron performance share award will be evaluated pursuant to its performance criteria as adjusted in accordance with the merger agreement and converted, based upon the equity award exchange ratio described in the merger agreement, into a right to receive a vested Schlumberger deferred stock unit with a payment schedule as set forth in the original Cameron performance share award.

Note 2: Basis of Presentation

The merger is reflected in the unaudited pro forma condensed combined financial statements pursuant to the acquisition method of accounting. Under the acquisition method, the total estimated purchase price as described in Note 3 will be measured at the closing date of the merger using the market price of Schlumberger common stock at that time plus the cash consideration. This may result in a merger consideration value that is different from that assumed for purposes of preparing these unaudited pro forma condensed combined financial statements. The assets and liabilities of Cameron have been measured at fair value based on various preliminary estimates using assumptions that Schlumberger management believes are reasonable utilizing information currently available. Use of different estimates and assumptions could yield materially different results. There are limitations on the type of information that can be exchanged between Schlumberger and Cameron at this time. As such until the merger is complete, Schlumberger will not have complete access to all relevant information.

The process for estimating the fair values of identifiable intangible assets and certain tangible assets requires the use of significant estimates and assumptions, including estimating future cash flows. The excess of the purchase price over the estimated amounts of identifiable assets and liabilities of Cameron as of the effective date of the merger will be allocated to goodwill. The purchase price allocation is subject to finalization of Schlumberger’s analysis of the fair value of the assets and liabilities of Cameron as of the effective date of the merger. Accordingly, the purchase price allocation in the unaudited pro forma condensed combined financial statements is preliminary and will be adjusted upon completion of the final analysis of the fair value of the assets and liabilities of Cameron. Such adjustments could be material.

In accordance with the SEC’s rules and regulations, the unaudited pro forma condensed combined financial statements do not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of Schlumberger and Cameron or the costs necessary to achieve any such cost savings, operating synergies or revenue enhancements.

Upon completion of the merger, Schlumberger will perform a detailed review of Cameron’s accounting policies. As a result of that review, Schlumberger may identify differences between the accounting policies of the two companies that, when conformed, could have a material impact on the consolidated financial statements of the combined company.

Certain reclassifications have been made to Cameron’s historical financial statements to conform to the presentation used in the unaudited pro forma condensed combined statement of income. Upon completion of the merger, further review of Cameron’s financial statements may result in additional revisions to Cameron’s historical presentation to conform to Schlumberger’s presentation.

Note 3: Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of the consideration expected to be transferred to effect the acquisition of Cameron.

(stated in millions, except exchange ratio and per share amounts)
Equity consideration:
Number of shares of Cameron common stock outstanding as of June 30, 2015	191
Number of Cameron deferred stock units and performance share awards outstanding as of June 30, 2015	1

	192
Multiplied by the exchange ratio	0.716

Schlumberger shares of common stock to be issued in connection with the merger	137
Schlumberger common stock share price on September 30, 2015	$68.97

Common stock equity consideration		$9,449

Cash consideration:
Number of shares of Cameron common stock outstanding as of June 30, 2015	191
Number of Cameron deferred stock units and performance share awards outstanding as of June 30, 2015	1

	192
Cash consideration per Cameron share	$14.44

		2,772
Other:
Fair value of Schlumberger equivalent stock options and restricted stock units to be issued that relates to pre-merger services(a)		73

Estimate of consideration expected to be transferred(b)		$12,294

(a)	Generally accepted accounting principles require that the fair value of replacement stock option awards attributable to pre-merger services be included in the consideration transferred. The fair value of the Schlumberger equivalent stock options was estimated as of September 30, 2015 using the Black-Scholes valuation model with the following assumptions:

Stock price	$68.97
Post-conversion exercise price	$24.10 - $70.21
Expected volatility	23%
Dividend yield	2.65%
Risk-free interest rate	0.40%
Expected term	2 years
Black-Scholes weighted average fair value per option	$12.06

(b)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements does not purport to represent what the actual consideration transferred will be when the merger is completed. The fair value of equity securities issued as part of the consideration transferred is required to be measured on the closing date of the merger at the then-current market price of Schlumberger common stock. This requirement will likely result in an equity component different from what has been assumed in these unaudited pro forma condensed combined financial statements, and that difference may be material.

Assuming a $1.00 change in the market price of Schlumberger’s common stock, the estimated consideration transferred would increase or decrease by approximately $140 million, which would be reflected in these unaudited pro forma condensed combined financial statements as an increase or decrease to goodwill. Furthermore, for every 10% change in the market price of Schlumberger’s common stock, the estimated consideration transferred would increase or decrease by approximately $1.0 billion, which would result in a corresponding increase or decrease in goodwill.

Note 4: Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Schlumberger, reconciled to the estimate of consideration expected to be transferred:

		(stated in millions)
Book value of net assets acquired at June 30, 2015		$5,310
Less: Cameron noncontrolling interest balance relating to OneSubsea		(839)
Less: Cameron historical goodwill		(1,880)
Less: Cameron historical intangible assets		(683)
Add: Cameron historical deferred tax liabilities relating to intangible assets		209
Less: Surviving postcombination noncontrolling interests		(54)

Adjusted book value of net assets acquired		$2,063
Fair value adjustments to:
Increase the value of inventory	$280
Increase the value of fixed assets	90
Intangible assets	6,760
Increase the carrying value of long-term debt	(318)
Deferred tax liabilities	(2,414)
Goodwill	7,226

Total fair value adjustments		11,624
Gain on investment in OneSubsea, net of tax		(180)
Other		(1,212)

Estimate of consideration expected to be transferred		$12,294

The following is a discussion of the adjustments made to Cameron’s assets and liabilities in connection with the preparation of these unaudited pro forma condensed combined financial statements.

Inventory: The estimated adjustment to write up inventories to fair value is comprised of two components, approximately $207 million for inventories carried on the first-in, first-out (FIFO) method and $73 million for inventories carried on the last-in, last-out (LIFO) method. With regard to the $207 million adjustment to FIFO inventories, cost of revenue will reflect this increased valuation as this inventory is sold. Accordingly, Schlumberger margins will be temporarily reduced in the initial periods subsequent to merger. With regard to the $73 million adjustment to LIFO inventories, such adjustment will only be reflected in cost of revenues when Schlumberger begins to liquidate this new LIFO layer. The impact of both of these inventory adjustments is not reflected in the unaudited pro forma condensed combined statement of income because they will not have a continuing impact.

Fixed Assets: For purposes of these unaudited pro forma condensed combined financial statements, Schlumberger has estimated that the fair value adjustment to write-up fixed assets to fair value will approximate $90 million. This estimate of fair value is preliminary and subject to change once Schlumberger has sufficient information as to the specific types, nature, age, condition and location of Cameron’s fixed assets.

Intangible Assets: The fair value of identifiable intangible assets is determined primarily using the “income approach,” which requires a forecast of all of the expected future cash flows either through the use of the relief-from-royalty method or the multi-period excess earnings method. Some of the more significant assumptions inherent in the development of intangible asset values include: the amount and timing of projected future cash flows, the discount rate selected to measure the risks inherent in the future cash flows, the assessment of the asset’s life cycle and various other factors. For purposes of these unaudited pro forma condensed combined financial statements, using certain high-level assumptions, the fair value of the identifiable intangible assets, their weighted average useful lives and the resulting amortization expense for the periods presented have been estimated as follows:

			Amortization Expense
	Estimated Fair Value	Weighted Average Estimated Useful Life	Year Ended December 31, 2014	Six Months Ended June 30, 2015
	(in millions)	(in years)	(in millions)	(in millions)
Customer Relationships	$2,670	20	$134	$67
Technology / Technical Know-How	2,440	20	122	61
Tradenames / Trademarks	1,650	25	66	33

	$6,760		$322	$161

These preliminary estimates of fair value and estimated useful life will likely be different from the final acquisition accounting, and the difference could have a material impact on the accompanying unaudited pro forma condensed combined financial statements. A 10% change in the valuation of intangible assets would cause a corresponding increase or decrease in annual amortization expense of approximately $32 million, assuming an overall weighted average useful life of 21 years. Once Schlumberger has full access to the specifics of Cameron’s intangible assets, additional insight will be gained that could impact: (i) the estimated total value assigned to intangible assets and (ii) the estimated weighted average useful life of each category of intangible assets. The estimated intangible asset values and related useful lives could be impacted by a variety of factors that may become known to Schlumberger only upon access to the additional information and/or changes in such factors that may occur prior to the effective time of the merger.

Long-term Debt: The carrying value of Cameron’s long-term debt will be remeasured to its fair value as of the closing of the merger. The ultimate adjustment of the fair value of long-term debt may vary significantly at the merger completion date based on market conditions at that time.

Deferred Tax Liabilities: As of the effective date of the merger, adjustments will be made for deferred taxes as part of the accounting for the acquisition. These adjustments reflect the estimated deferred tax liability impact of the acquisition on the balance sheet, primarily relating to estimated fair value adjustments for acquired inventory, fixed assets, intangible assets and long-term debt. For purposes of these unaudited pro forma condensed combined financial statements, deferred taxes are provided at the 35% U.S. federal statutory income tax rate.

Gain On Investment In OneSubsea: Represents a pro forma adjustment to record Schlumberger’s gain as a result of remeasuring its previously held equity interest in OneSubsea, a joint venture that manufactures and develops products, systems and services for the subsea oil and gas market. OneSubsea is 40% owned by Schlumberger and 60% owned by Cameron. Generally accepted accounting principles require that an acquirer remeasure its previously held equity interest in an acquiree at its acquisition date fair value and recognize the resulting gain or loss in earnings. The gain is calculated based upon the acquisition date fair value of OneSubsea and will be impacted by transactional activity such as equity income and dividends, up until the date the merger is completed. Because this pro forma adjustment will not have a continuing impact, it is excluded from the unaudited pro forma condensed combined statement of income, but is reflected as an adjustment to goodwill and retained earnings in the unaudited pro forma condensed combined balance sheet.

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the identifiable assets acquired and liabilities assumed. Goodwill is not amortized, but rather is subject to impairment testing on at least an annual basis.

Other: Represents the basis difference between Cameron’s noncontrolling interest balance relating to OneSubsea and Schlumberger’s equity investment in OneSubsea. This is a result of Schlumberger and Cameron each being required to apply different accounting in connection with the initial formation of OneSubsea, as required by generally accepted accounting principles.

Note 5: Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

(A)	To reflect the cash portion of the merger consideration that is payable by Schlumberger to the stockholders of Cameron.

(B)	To adjust acquired inventory to its estimated fair value. Schlumberger’s cost of revenue will reflect the increased valuation of Cameron’s inventory as the acquired inventory is sold. This adjustment does not have a continuing impact on the combined operating results and as such, it is not included in the unaudited pro forma condensed combined statement of income. See Note 4 for further details.

(C)	To eliminate Schlumberger’s investment in OneSubsea.

(D)	To adjust for the estimated differences between the carrying value and fair value of Cameron’s fixed assets. See Note 4 for further details.

(E)	To eliminate Cameron’s historical goodwill.

(F)	To record the estimated goodwill created as a result of this transaction. See Note 4 for detailed calculation.

(G)	To eliminate Cameron’s historical intangible assets.

(H)	To record the estimated fair value of identifiable intangible assets. See Note 4 for further details.

(I)	Reflects an estimate of Schlumberger’s merger-related transaction costs, including advisory and legal fees as well as amounts relating to employee benefits such as change in control payments. These amounts will be expensed as incurred and are not reflected in the unaudited pro forma condensed combined statement of income because they will not have a continuing impact. No adjustment has been made for merger-related costs to be incurred by Cameron.

(J)	Reflects an adjustment to increase the carrying value of Cameron’s long-term debt to its estimated fair value.

(K)	Represents an adjustment to eliminate deferred tax liabilities associated with Cameron’s preacquisition intangible assets.

(L)	Represents the estimated deferred tax liability related to the fair value adjustments made to assets acquired and liabilities assumed, excluding goodwill, as calculated below:

Establish deferred tax liabilities (assets) for the following:

(stated in millions)
Identified intangible assets	$6,760
Increase in the basis of inventory	280
Increase in the basis of fixed assets	90
Increase in the basis of long-term debt	(318)

6,812
U.S. federal statutory tax rate	35%

$2,384

(M)	Represents the preliminary fair value adjustment associated with Schlumberger’s previously held equity interest in OneSubsea, resulting in an estimated after-tax gain of $180 million, net of deferred taxes of $30 million. Because this adjustment will not have a continuing impact, it is excluded from the unaudited pro forma condensed combined statement of income. See Note 4 for further details.

(N)	Reflects adjustments to eliminate Cameron’s historical equity balances.

(O)	To record the fair value of the equity consideration to be issued, as well as the fair value of Schlumberger equivalent stock options and restricted stock units to be issued.

(P)	To eliminate Cameron’s noncontrolling interest balance relating to the OneSubsea joint venture with Schlumberger.

Note 6: Adjustments to Unaudited Pro Forma Condensed Combined Statements of Income

(AA)	Certain reclassifications have been made to Cameron’s historical statement of income to conform to Schlumberger’s presentation.

(BB)	Reflects the elimination of Schlumberger’s equity earnings (loss for the six months ended June 30, 2015) relating to OneSubsea as well as Cameron’s noncontrolling interest in the net income of the venture, respectively. Schlumberger’s equity earnings/loss relating to its investment in OneSubsea is net of amortization expense relating to intangible assets, which were recorded in connection with its initial investment in OneSubsea, of $44 million and $22 million for the year ended December 31, 2014 and the six months ended June 30, 2015, respectively.

(CC)	To eliminate Cameron’s historical intangible asset amortization expense.

(DD)	Reflects amortization expense associated with intangible assets recorded in this transaction. See Note 4 for further details.

(EE)	Represents incremental depreciation expense associated with the estimated fair value adjustment related to Cameron’s fixed assets over the estimated remaining useful life of 15 years.

(FF)	Represents the amortization associated with the fair value adjustment to increase Cameron’s fixed rate long-term debt over the weighted average remaining term of the obligations.

(GG)	Schlumberger has assumed a 35% tax rate when estimating the tax impacts of the appropriate pro forma adjustments, which represents the U.S. federal statutory tax rate. The effective tax rate of the combined company could be significantly different from what is presented in these unaudited pro forma condensed combined financial statements for a variety of reasons, including post-merger activities.

The tax impact of the pro forma adjustments has been calculated as follows:

	(stated in millions)
	Year Ended December 31, 2014	Six Months Ended June 30, 2015
Elimination of Cameron’s historical amortization expense	($54)	($26)
Amortization expense associated with intangible assets	322	161
Depreciation expense relating to fixed asset fair value adjustment	6	3
Amortization of debt fair value adjustment	(38)	(19)

Pro forma incremental expenses	236	119
U.S. federal statutory tax rate	35%	35%

Tax benefit relating to pro forma incremental expenses	$83	$42

(HH)	Represents the adjusted weighted-average shares outstanding calculated as follows:

	(stated in millions)
	Year Ended December 31, 2014		Six Months Ended June 30, 2015
	Basic	Assuming Dilution	Basic	Assuming Dilution
Schlumberger weighted-average historical shares outstanding	1,295	1,308	1,273	1,282
New Schlumberger shares of common stock to be issued	137	137	137	137

	1,432	1,445	1,410	1,419

The dilutive effect of Cameron stock options and restricted stock units that will be converted into Schlumberger stock options and restricted stock units is not significant.

COMPARISON OF STOCKHOLDER RIGHTS

As a result of the merger, holders of Cameron common stock will become stockholders of Schlumberger, and the rights of the former stockholders of Cameron will thereafter be governed by Schlumberger’s articles of incorporation and amended and restated by-laws and the Curaçao Civil Code, which we refer to in this discussion as Curaçao law. The rights of Cameron stockholders are currently governed by Cameron’s restated certificate of incorporation and bylaws and the General Corporation Law of the State of Delaware, which we refer to in this discussion as Delaware law.

The following summarizes certain differences between the current rights of Cameron stockholders and the current rights of Schlumberger stockholders. These differences arise in part from the differences between Curaçao law and Delaware law. Additional differences arise from the differences between governing documents of the two companies.

Although it is impracticable to compare all of the aspects in which Curaçao law and Delaware law and Schlumberger’s and Cameron’s governing documents differ with respect to stockholder rights, the following discussion summarizes the material differences between them. This summary is not intended to be a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to Curaçao law, Delaware law, Schlumberger’s articles of incorporation and amended and restated by-laws and Cameron’s restated certificate of incorporation and bylaws. You are encouraged to carefully read this entire proxy statement/prospectus, the relevant provisions of Curaçao law and Delaware law and the other documents to which Schlumberger and Cameron refer in this proxy statement/prospectus for a more complete understanding of the differences between the rights of a Schlumberger stockholder and the rights of a Cameron stockholder. Schlumberger and Cameron have filed with the Securities and Exchange Commission their respective governing documents referenced in this comparison of shareholder rights. To find out where copies of these documents can be obtained, see the section entitled “Where You Can Find More Information.”

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
Authorized Stock	The authorized capital stock of Cameron consists of (a) 400,000,000 shares of Cameron common stock and (b) 10,000,000 shares of Cameron preferred stock.	Schlumberger may issue (a) 4,500,000,000 shares of Schlumberger common stock and (b) 200,000,000 shares of Schlumberger preferred stock.

	Cameron’s board of directors has the authority to issue shares of preferred stock in one or more classes or series and to fix (a) the designation, (b) voting powers, (c) the preferences and relative, participating, optional or other special rights and (d) the qualifications, limitations or restrictions of any series of preferred stock.	Schlumberger’s board of directors has the authority to issue shares of preferred stock in one or more series and to fix (a) the designations and number of shares, (b) the annual dividend rate on such series (subject to limitations on such rate set forth in Schlumberger’s articles of incorporation), (c) whether such dividends will be paid annually or in installments, (d) any rights of holders of such series to convert their shares into other series of Schlumberger capital stock, (e) any rights of Schlumberger to redeem such shares or of holders to

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
require Schlumberger to purchase such shares (and any sinking fund provisions) and (f) other terms that are not inconsistent with Schlumberger’s articles of incorporation and Curaçao law.

	As of the date of this proxy statement/prospectus, there were no shares of Cameron preferred stock outstanding.	As of the date of this proxy statement/prospectus, there were no shares of Schlumberger preferred stock outstanding.

Voting Rights	Cameron stockholders are entitled to one vote for each share of Cameron common stock they hold.	Each holder of shares of Schlumberger common stock and each holder of shares of Schlumberger preferred stock (if issued and outstanding) is entitled to one vote for each share of common stock or for each share of preferred stock held.

Stockholder Meetings	Cameron’s bylaws provide that the annual meetings of stockholders may be held at such place, on such date and at such time as the board of directors designates and, pursuant to Delaware law, if an annual stockholder meeting is not held within 13 months of the date of the last annual stockholder meeting, the Delaware Court of Chancery may order a meeting to be held upon application of any stockholder or director.	Schlumberger’s articles of incorporation and Curaçao law provide that all general meetings of Schlumberger stockholders must be held in Curaçao, and a general stockholder meeting is required to be held once a year under Curaçao law.

	Cameron’s restated certificate of incorporation and bylaws provide that special meetings of stockholders may be called only by the Chairman of the board of directors, the President or a majority of the board of directors.	Schlumberger’s articles of incorporation and by-laws provide that special general meetings of Schlumberger stockholders may be called at any time upon the direction of the Chairman of the board of directors, the Vice Chairman of the board of directors, the Chief Executive Officer, the President or the board of directors. Special general meetings of stockholders may also be called by one or more Schlumberger stockholders representing at least 10% of the votes that can be cast on the topics they wish to be addressed at such meeting and that have a reasonable interest in

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
having such meeting convened, or by one or more holders of shares representing in the aggregate a majority of shares then outstanding and, in certain circumstances if all of the directors are prevented from or incapable of serving, by any person or persons holding in the aggregate at least 5% of the outstanding shares of Schlumberger common stock for the purpose of electing a board of directors.

Stockholder Action by Written Consent	Cameron’s restated certificate of incorporation specifically denies stockholders the right to act by written consent.	Under Curaçao law, stockholders may adopt resolutions in writing (by written consent) without a meeting, provided that all stockholders and all directors have agreed with this manner of adopting resolutions.

Election of Directors	Under Cameron’s restated certificate of incorporation, Cameron’s entire board of directors stands for reelection each year.	Under Schlumberger’s articles of incorporation, Schlumberger’s entire board of directors stands for reelection each year.

	Under Cameron’s bylaws, directors are elected by a majority of votes cast by stockholders. In contested elections, directors are elected by a plurality of the votes cast.	Under Schlumberger’s articles of incorporation, directors are elected at a general meeting of stockholders by a majority of votes cast by stockholders entitled to vote, meaning that the number of votes cast “for” a director must exceed the number of votes cast “against” that director. In certain contested elections, directors are elected by a plurality of the votes cast.

Number of Directors

The number of directors on Cameron’s board of directors is set at between five and 15 by Cameron’s restated certificate of incorporation.

The exact number of directors is determined from time to time by resolution adopted by a majority of the Cameron board of directors.

The number of directors on Schlumberger’s board of directors is set at between five and 24 by Schlumberger’s articles of incorporation, as fixed and elected by the general meeting of Schlumberger stockholders.

Removal of Directors	Cameron’s restated certificate of incorporation provides that a director may be removed only for	Schlumberger’s articles of incorporation and Curaçao law provide that a director may be

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
	cause by holders of a majority of the outstanding shares entitled to vote generally in the election of directors.	dismissed at any general meeting of stockholders.

Vacancies on the Board of Directors	Under Cameron’s restated certificate of incorporation and bylaws, any vacancy on the board of directors may be filled by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, which director will hold office for a term expiring at the next succeeding annual meeting of stockholders and until his or her successor has been elected and qualified.	Under Schlumberger’s articles of incorporation, the board of directors generally has the authority to appoint directors to fill any vacancies on the board to hold office until the next general meeting of Schlumberger’s stockholders.

	Cameron’s bylaws contain no citizenship requirements for directors.	Under Schlumberger’s by-laws, each quorum of the board of directors shall be constituted of a majority of non-U.S. citizens.

Notice of Stockholder Proposals or Nominations of Director Candidates by Stockholders

Cameron’s bylaws generally permit stockholders to nominate director candidates or propose other proper business if the stockholder intending to make such nomination or proposal gives timely notice thereof in writing in proper form.

For a director nomination to be timely, Cameron’s bylaws require, subject to certain limited exceptions, that written notice of the nomination of a director candidate be received by Cameron’s Secretary not less than 60 days nor more than 90 days prior to the first anniversary of the previous year’s annual meeting.

For proposals of any other proper business to be timely, Cameron’s bylaws require, subject to certain limited exceptions, that written notice of such other proper business be received by Cameron’s Secretary not less than 90 days nor more than 120 days prior to the first anniversary of the previous year’s annual meeting.

None of Schlumberger’s articles of incorporation and by-laws, nor Curaçao law contain any specific provisions that govern the submission of director nominations or other proposals by stockholders. As described above, special general meetings of stockholders may be called by one or more Schlumberger stockholders representing at least 10% of the votes that can be cast on the topics they wish addressed at such meeting.

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
Amendment of Governing Documents

Under Cameron’s restated certificate of incorporation and bylaws, subject to certain exceptions, an affirmative vote of the holders of at least 80% of the outstanding voting stock of Cameron is necessary to amend the following provisions of Cameron’s restated certificate of incorporation and bylaws: (1) provisions in the certificate of incorporation described under “Special Vote Requirement for Certain Combinations with Interested Shareholders,” unless such change is recommended by 2/3 of the directors who would be “continuing directors” under Cameron’s restated certificate of incorporation and (2) provisions in the certificate of incorporation and bylaws regarding the number of directors, director elections, director removal, director vacancies, stockholder action by written consent or special meetings of the stockholders.

The approval of the board of directors and the approval of the holders of a majority of the outstanding stock entitled to vote on the amendment is required to amend any certificate of incorporation provision not listed above.

None of Schlumberger’s articles of incorporation and by-laws nor Curaçao law require a supermajority vote to approve the amendment of any specific provisions of such documents. The vote of a majority of the outstanding voting stock will suffice to approve an amendment to the articles of incorporation.

	The approval of the holders of 2/3 of the outstanding voting stock or a majority of the board of directors then in office is required to amend any Cameron bylaw provision not listed above.	Schlumberger’s by-laws may be amended only by the vote of a majority of the board of directors.

Financial Statements; Dividends	Cameron is not required to present its financial statements or proposed dividends to its stockholders for inspection or approval.	Under Curaçao law and Schlumberger’s articles of incorporation, Schlumberger is required to present annually its financial statements and proposed dividends to its stockholders for inspection and approval.

Change of Domicile	Under Delaware law, approval of all stockholders is required in connection with a change in a	Under Schlumberger’s articles of incorporation, Schlumberger’s board of directors may transfer its

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
	corporation’s domicile from Delaware or conversion of the corporation into a legal entity under the laws of another jurisdiction.	corporate seat to another jurisdiction, in accordance with the Curaçao Ordinance on Transfer of Domicile to Third Countries (Landsverordening Zetelverplaatsing Derde Landen). Under Curaçao law and Schlumberger’s articles of incorporation, Schlumberger may be converted into a legal entity under the laws of another jurisdiction to the extent allowed by applicable law.

Short-Form Merger; Buy-Out	Under Delaware law, the owner or owners of at least 90% of a corporation’s outstanding equity may effect a “short-form” merger without the vote of the acquired corporation’s board of directors or stockholders.	Under Schlumberger’s articles of incorporation, any one person, or any two or more legal entities belonging to the same group, holding shares representing at least 90% of Schlumberger’s equity can require the remaining stockholders to transfer their shares as provided by and in accordance with the provisions of Curaçao law. In order to effect a compulsory share transfer, the owner or owners of at least 90% of Schlumberger’s outstanding equity would have to institute an action in a Curaçao court and pay the transferring stockholders the value of the shares to be transferred as determined by the judge (based on the advice of one or three experts). A judge can deny a request for a compulsory share transfer if a stockholder would suffer serious material damage through the transfer.

Stockholder Approval Required for Mergers, Consolidations or Certain Dispositions	Under Section 251 of the General Corporation Law of the State of Delaware, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is	Under Curaçao law, and in addition to other requirements under Curaçao law, a resolution to merge must be adopted by the general meetings of stockholders of the merging companies. The resolution to merge must be adopted in the same manner and by the same majority as a resolution to amend the articles of incorporation, unless the articles of incorporation provide for a

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
required, unless the corporation provides otherwise in its certificate of incorporation, if: (1) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (2) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (3) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

different standard. Schlumberger’s articles of incorporation do not provide for a different standard.

Unless otherwise provided by the articles of incorporation (Schlumberger’s articles of incorporation do not provide otherwise), and provided certain requirements under Curaçao law are met, a resolution to merge may also be adopted by the board of directors of the surviving company, in which case adoption of the resolution to merge by the general meeting of stockholders of the surviving company, as described above, is not required.

Special Vote Required for Certain Combinations with Interested Stockholders	Under Cameron’s restated certificate of incorporation, business combinations with a person who is a beneficial owner of 20% or more of the outstanding shares of Cameron common stock must be approved by the holders of at least 80% of the outstanding voting stock of Cameron, unless: (1) such business combination is expressly approved by 2/3 of the directors who would be “continuing directors” under Cameron’s restated certificate of incorporation or (2) both (a) the aggregate amount of consideration to be received in the business combination by holders of the common stock of Cameron, other than the related person involved in the business combination, is not less than the highest per share price paid by the related person in acquiring any of its holdings of Cameron common stock (all as determined by 2/3 of the “continuing directors”) and (b) a proxy statement is mailed at least 30 days prior to any vote on the business combination, to all	Schlumberger is not subject to such a provision.

Cameron Stockholder Rights	Schlumberger Stockholder Rights

stockholders of Cameron for the purpose of soliciting stockholder approval of the business combination.

Additionally, Cameron is subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Under Section 203, Cameron generally would be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that the stockholder became an interested stockholder unless:

•    prior to this time, the Cameron board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•    upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of Cameron’s voting stock outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers, and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•    at or subsequent to such time, the business combination is approved by the Cameron board of directors and authorized at an annual or special meeting of Cameron stockholders, and not by written consent, by the

	Cameron Stockholder Rights	Schlumberger Stockholder Rights

affirmative vote of at least 66-2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•    any merger or consolidation involving the corporation and the interested stockholder;

•    any sale, transfer, pledge or other disposition of 10% or more of a corporation’s assets involving the interested stockholder;

•    any transaction that results in the issuance or transfer by the corporation of any of its stock to the interested stockholder, subject to limited exceptions;

•    any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation’s capital stock beneficially owned by the interested stockholder; or

•    the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Appraisal Rights	Under Delaware law, when a corporation participates in certain mergers or consolidations, a stockholder of the corporation may, in various circumstances, be entitled to the right of appraisal, by	Shareholders of Schlumberger common stock are not granted appraisal rights under Curaçao law.

	Cameron Stockholder Rights	Schlumberger Stockholder Rights

which the stockholder, after properly exercising such appraisal rights, will be entitled to receive in cash the “fair value” of the shares held by such stockholder as determined by the Delaware Court of Chancery, in lieu of the consideration that would otherwise be received as a result of the merger.

Under the General Corporation Law of the State of Delaware, appraisal is not available with respect to shares that are listed on a national securities exchange or that are held by more than 2,000 stockholders of record. However, this “market out” exception to appraisal does not apply if the holders of such shares are required by the terms of the merger to accept for such shares anything other than shares of the surviving corporation, shares of any other corporation that would satisfy the exception’s listing or liquidity standards, cash in lieu of fractional shares or any combination of the preceding forms of consideration.

Limitation of Liability and Indemnification of Directors and Officers

Cameron’s restated certificate of incorporation provides that a director of Cameron shall not be personally liable for monetary damages for breach of a fiduciary duty except for liability:

(a) for any breach of the director’s duty of loyalty to Cameron or its stockholders;

(b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(c) pursuant to Section 174 of the General Corporation Law of the State of Delaware (which addresses unlawful payments of dividends, certain stock purchases or redemptions); or

Schlumberger’s articles of incorporation and by-laws provide that to the fullest extent permitted by applicable law, Schlumberger shall indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Schlumberger) by reason of the fact that such person is or was a director or officer of Schlumberger or any subsidiary of Schlumberger is or was serving at the request of Schlumberger, if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests

Cameron Stockholder Rights	Schlumberger Stockholder Rights

(d) for any transaction from which the director derived an improper personal benefit.

Cameron’s restated certificate of incorporation and bylaws require Cameron to indemnify, to the fullest extent permitted by Delaware law, each person who is or was made a party or is threatened to be made a party to or involved in any actual or threatened civil, criminal, administrative or investigative action, suit or proceeding by reason of the fact that the person is or was an officer or director of Cameron or is or was serving at the request of Cameron as a director, officer, employee, or agent of another enterprise.

Delaware law enables a corporation to indemnify a director as provided for in Cameron’s bylaws.

Cameron may indemnify officers and directors in an action by or in the right of Cameron under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to Cameron.

of Schlumberger, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful.

Curaçao law enables a corporation to indemnify a director as provided for in Schlumberger’s by-laws.

To the fullest extent permitted by applicable law, Schlumberger will indemnify any current or former director or officer of Schlumberger in an action in the right of the company to procure a judgment in Schlumberger’s favor under the same conditions, except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been finally adjudged to be liable to Schlumberger for improper conduct unless and only to the extent that the court in which that action or suit was brought or any other court having appropriate jurisdiction determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for those expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction deems proper. Schlumberger is required to indemnify any present or former officer or director to the fullest extent allowed by this paragraph in the event of a change of control.

The indemnification permitted under Cameron’s restated certificate of incorporation is not exclusive, and Cameron may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee	The indemnification permitted under Schlumberger’s by-laws is not exclusive, and Schlumberger may purchase and maintain insurance against liabilities, whether or not indemnification would be permitted by its by-laws.

	Cameron Stockholder Rights	Schlumberger Stockholder Rights
	or agent of Cameron, or is serving at the request of Cameron as a director, officer, employee or agent of another enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such.	Schlumberger maintains liability insurance for its directors and officers.

Shareholder Rights Plan	Cameron has no shareholder rights plan.	Schlumberger has no shareholder rights plan.

APPRAISAL RIGHTS OF CAMERON STOCKHOLDERS

If a holder of Cameron common stock does not vote for the proposal to adopt the merger agreement at the special meeting, and makes a written demand for appraisal prior to the taking of the vote on the adoption of the merger agreement and otherwise complies with the applicable statutory procedure of Section 262 of the DGCL, which we refer to as Section 262, summarized herein, such holder may be entitled to appraisal rights under Section 262. In order to exercise and perfect appraisal rights, a record holder of shares of Cameron common stock must follow the steps summarized below properly and in a timely manner.

Section 262 of the DGCL is reprinted in its entirety as Annex B to this proxy statement/prospectus. Set forth below is a summary description of Section 262. The following summary describes the material aspects of Section 262 and the law relating to appraisal rights, and is qualified in its entirety by reference to Annex B. All references in Section 262 and this summary to “stockholder” are to the record holder of shares of Cameron common stock. Any holder of Cameron common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex B carefully because failure to comply strictly with the procedures set forth in Section 262 will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under the DGCL, holders of Cameron common stock who follow the procedures set forth in Section 262 of the DGCL will be entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and paid to them in cash together with a fair rate of interest, if any, to be paid on the amount determined to be the “fair value,” unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, by complying with the provisions of Section 262.

Under Section 262, when a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the special meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to such shares for which appraisal rights are available that appraisal rights are so available, and must include in each such notice a copy of Section 262. This proxy statement/prospectus constitutes such notice to the holders of Cameron common stock and Section 262 is attached to this proxy statement/prospectus as Annex B and incorporated herein by reference. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his or her right to do so should review the following discussion and Annex B carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of Cameron common stock, Cameron believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A stockholder who desires to exercise appraisal rights must (1) not vote in favor of the proposal to adopt the merger agreement, (2) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares of Cameron common stock to the Corporate Secretary of Cameron before the vote on the proposal to adopt the merger agreement at the special meeting at which the proposal to adopt the merger agreement will be submitted to Cameron stockholders and (3) continuously hold such stockholder’s shares of Cameron common stock through the effective time of the merger.

If a stockholder signs and returns a proxy card or submits a proxy via the Internet or telephone without abstaining or expressly directing that his, her or its shares of Cameron common stock be voted against the proposal to adopt the merger agreement, such stockholder will effectively waive his, her or its appraisal rights with respect to shares represented by the proxy because such shares will be voted in favor of the proposal to adopt the merger agreement. Accordingly, if a stockholder desires to exercise and perfect appraisal rights with respect to any of his, her or its shares of Cameron common stock, such stockholder must either (1) refrain from voting in person or executing and returning the enclosed proxy card, or submitting a proxy via the Internet or by telephone, in each case in favor of the proposal to adopt the merger agreement or (2) vote in person or check either the “against” or the “abstain” box next to the proposal on such card or by submitting a proxy via the Internet or by telephone in each case against the proposal or register in person an abstention with respect thereto. A vote or proxy against the proposal to adopt the merger agreement will not, in and of itself, constitute a demand for appraisal.

A demand for appraisal will be sufficient if it reasonably informs Cameron of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of Cameron common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the proposal to adopt the merger agreement.

Only a holder of record of Cameron common stock is entitled to assert appraisal rights for the shares of Cameron common stock registered in that holder’s name, and such holder must continue to hold such shares through the effective time of the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares or, in the case of uncertificated shares, as the stockholder’s name appears on the stockholder register, and must state that such person intends thereby to demand appraisal of his, her or its shares. If the shares are owned of record in a fiduciary capacity, such as by a broker, bank, trustee, guardian, custodian or other nominee, such demand must be executed by the fiduciary in its capacity as such. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for such owner or owners. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger since appraisal rights will be lost if the shares are transferred prior to the effective time of the merger.

A record owner, such as a broker, bank, trust or other nominee who holds shares as a nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of Cameron common stock held for one or more beneficial owners while not exercising such right with respect to the shares held for other beneficial owners. In such case, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares of Cameron common stock is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the proposal to adopt the merger agreement at the special meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited. Holders of shares in “street name” who wish to exercise appraisal rights are urged to consult with their broker, bank, trust or other nominee to determine the appropriate procedures for the making of a demand for appraisal.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform Cameron of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

All written demands for appraisal of shares of Cameron common stock must be mailed or delivered to Cameron’s Corporate Secretary at Cameron’s principal executive offices at 1333 West Loop South, Suite 1700, Houston, Texas 77027, Attention: Corporate Secretary, prior to the vote on the proposal to adopt the merger agreement.

The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by Cameron prior to the taking of the vote on the proposal to adopt the merger agreement at the special meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the proposal to adopt the merger agreement will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of Cameron common stock in favor of the proposal to adopt the merger agreement. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the proposal to adopt the merger agreement, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the proposal to adopt the merger agreement or abstain from voting on the merger agreement.

Within ten days after the effective time of the merger, Cameron, as the surviving corporation in the merger, will notify each Cameron stockholder who has properly asserted appraisal rights under Section 262 and has not voted for the proposal to adopt the merger agreement as of the effective date of the merger. Within 120 days after the effective time of the merger, but not thereafter, either the surviving corporation in the merger or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights, or any beneficial owner for which a demand for appraisal has been properly made by the record holder, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the case of a petition filed by a stockholder, demanding a determination of the fair value of the shares of Cameron common stock of all stockholders who have properly demanded appraisal.

There is no present intent on the part of the surviving corporation to file an appraisal petition and stockholders seeking to exercise appraisal rights should not assume that the surviving corporation will file such a petition or that the surviving corporation will initiate any negotiations with respect to the fair value of such shares. Accordingly, stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262. Within 120 days after the effective time of the merger, any stockholder who has theretofore complied with the applicable provisions of Section 262 will be entitled, upon written request, to receive from the surviving corporation a statement setting forth the aggregate number of shares of Cameron common stock not voting in favor of the proposal to adopt the merger agreement and with respect to which demands for appraisal were received by the surviving corporation and the number of holders of such shares. A person who is the beneficial owner of shares held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in the previous sentence. Such statement must be mailed within 10 days after the written request therefor has been received by the surviving corporation, or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

If a petition for an appraisal is timely filed and a copy thereof is served upon Cameron, as the surviving corporation, Cameron, as the surviving corporation, will then be obligated, within 20 days, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal rights and who hold stock certificates representing shares of Cameron common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. Thereafter, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharges) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated in Weinberger that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, in Weinberger the Delaware Supreme Court noted that Section 262 provides that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares of Cameron common stock as determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction are not opinions as to, and do not address, fair value under Section 262. Although Cameron believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither Schlumberger nor Cameron anticipates offering more than the applicable merger consideration to any Cameron stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of Cameron common stock is less than the applicable merger consideration.

The Delaware Court of Chancery will direct the payment of the fair value of the shares of Cameron common stock for which appraisal rights have been properly exercised and perfected, together with interest, if any, by Cameron, as the surviving corporation, to the stockholders entitled thereto. The Delaware Court of Chancery will determine the amount of interest, if any, to be paid on the amounts to be received by persons whose shares of Cameron common stock have been appraised. The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. However, costs do not include attorneys’ and expert witness fees and expenses. Each dissenting stockholder is responsible for his or her attorneys’ and expert witness fees although upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote for any purpose any shares subject to such demand or to receive payment of dividends or other distributions on such shares, except for dividends or distributions payable to stockholders of record at a date prior to the effective time of the merger.

At any time within 60 days after the effective time of the merger, any stockholder who has demanded appraisal and who has not commenced an appraisal proceeding or joined that proceeding as a named party, shall have the right to withdraw such stockholder’s demand for appraisal and to accept the cash and Schlumberger common stock to which the stockholder is entitled pursuant to the merger agreement by delivering to the surviving corporation a written withdrawal of such stockholder’s demand for appraisal. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the surviving corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, a stockholder’s rights to appraisal shall cease and such stockholder shall be entitled only to receive the merger consideration as provided for in the merger agreement as if such stockholder had not demanded appraisal of the shares of Cameron common stock. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and that approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, the preceding sentence will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined the proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger within 60 days after the effective time of the merger. If the surviving corporation in the merger does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the first sentence of this paragraph, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

Stockholders who properly demand appraisal of their shares of Cameron common stock under Section 262 and fail to perfect, or effectively withdraw or lose, their right to appraisal as provided in the DGCL, will have their shares of Cameron common stock converted into the right to receive the merger consideration pursuant to the merger agreement. Stockholders will fail to perfect, or effectively lose or withdraw, their right to appraisal if, among other things, no petition is filed within 120 days after the effective date of the merger. In addition, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement as described above.

If a holder of Cameron common stock desires to exercise appraisal rights in accordance with Section 262, such stockholder must not vote in favor of the proposal to adopt the merger agreement and must strictly comply with the procedures set forth in Section 262. Failure to comply with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262, stockholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262, a copy of the text of which is attached as Annex B to this proxy statement/prospectus. To the extent there are any inconsistencies between the foregoing summary and Section 262, Section 262 will govern.

DESCRIPTION OF SCHLUMBERGER CAPITAL STOCK

The following description of Schlumberger’s share capital is a summary. This summary is not complete and is subject to the complete text of Schlumberger’s articles of incorporation and amended and restated by-laws. Schlumberger’s articles of incorporation and amended and restated by-laws are exhibits to Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014 and Current Report on Form 8-K filed on May 14, 2015, respectively, and are incorporated in this proxy statement/prospectus by reference.

Available, Issued and Treasury Shares

Schlumberger may issue an aggregate of 4,500,000,000 shares of common stock, par value $0.01 per share. As of September 30, 2015, 1,434,212,164 shares of Schlumberger common stock were issued, of which 1,261,103,708 shares were outstanding and 173,108,456 shares were held by Schlumberger as treasury stock.

Schlumberger may also issue an aggregate of 200,000,000 shares of preferred stock, par value $0.01 per share, which may be issued in one or more separate series. Under Schlumberger’s articles of incorporation, Schlumberger’s preferred stock (1) may be issued for not less than par value and not less than fair value taking into account the terms and conditions of such preferred stock, (2) would be subject to maximum and minimum dividend rates, (3) would be entitled to one vote per share, (4) would be entitled to receive certain liquidation preferences, (5) may contain provisions allowing it to be converted into common stock or other securities, and (6) may contain optional or mandatory redemption provisions. No shares of Schlumberger preferred stock have been issued as of the date of this proxy statement/prospectus.

Dividend Rights

All outstanding shares of Schlumberger common stock (i.e., shares not held by Schlumberger as treasury stock) are entitled to participate equally and receive dividends that may be paid out of available profits of the preceding fiscal year or years or distributions out of retained earnings reserves or contributed surplus capital reserves. All accumulated and unpaid dividends payable on preferred stock (if issued and outstanding) must be paid prior to the payment of any dividends on Schlumberger common stock. The amount of dividends payable with respect to any fiscal year is determined by Schlumberger stockholders at the annual general meeting following such fiscal year, except that Schlumberger’s board of directors may allocate such part of the earnings to the retained earnings reserves as it deems fit and may declare interim dividends and may declare and make distributions out of retained earnings reserves or out of contributed surplus capital reserves. Any such distribution can only occur if, at the time of distribution, Schlumberger’s “equity” (i.e., Schlumberger’s net asset value) at least equals the nominal capital (i.e., the aggregate par value of Schlumberger’s outstanding shares) and as a result of the distribution will not fall below the nominal capital.

Voting Rights

Entitlement to Vote. Each holder of shares of Schlumberger common stock and each holder of Schlumberger preferred shares (if issued and outstanding) is entitled to one vote for each share registered in that holder’s name. Voting rights may be exercised in person or by proxy.

Quorum. No action may be taken at any general meeting of Schlumberger stockholders unless a quorum consisting of the holders of at least one-half of the outstanding shares entitling the holders thereof to vote at such meeting are present at such meeting in person or by proxy. If a quorum is not present in person or by proxy at any general meeting of Schlumberger stockholders, a second general meeting will be called in the same manner as the original meeting of stockholders, to be held within two months, at which second meeting, regardless of the number of shares represented (subject to certain limitations in the event of an asset disposition or liquidation of Schlumberger or the amendment of Schlumberger’s articles of incorporation), valid resolutions may be adopted with respect to any matter stated in the notice of the original meeting and also in the notice of the second meeting or which by law is required to be brought before Schlumberger stockholders despite the absence of a quorum.

Required Vote. In general, any action requiring the approval of Schlumberger stockholders may be authorized by a majority of the votes cast (excluding any abstentions) at any meeting at which a quorum is present (subject to the quorum exception described above).

No action to amend Schlumberger’s articles of incorporation or to dissolve Schlumberger can be taken, however, unless such action is approved by the holders of at least a majority of the shares outstanding and entitled to vote. In addition, holders of Schlumberger preferred stock (if issued and outstanding) would have additional rights to vote as a class on certain amendments to Schlumberger’s articles of incorporation that would adversely affect the preferred stock.

The sale or disposition of all or substantially all of the assets of Schlumberger must be approved by the holders of at least a majority of the shares outstanding and entitled to vote, except that under Schlumberger’s articles of incorporation this requirement does not apply to a reorganization or rearrangement of Schlumberger or any of Schlumberger’s subsidiaries or any of its assets in any transaction that does not result in any diminution of the beneficial interest of Schlumberger stockholders in Schlumberger’s assets.

Under Schlumberger’s articles of incorporation, Schlumberger’s board of directors may move its corporate seat to, or convert Schlumberger into a legal entity under the laws of, another jurisdiction, and may change Schlumberger’s corporate domicile from Curaçao to another jurisdiction to the extent allowed by applicable law. In certain cases, stockholder approval of such action may not be required under applicable law.

Preemptive and Other Rights

Shares of Schlumberger common stock do not carry any preferential, preemptive or conversion rights, and there are no redemption provisions with respect to the Schlumberger common stock. Shares of Schlumberger preferred stock (if issued and outstanding) would not carry any preemptive rights, but Schlumberger’s board of directors could specify conversion rights, redemption provisions and (within limits) liquidation preferences with respect to one or more series of preferred stock. The board of directors may grant contract rights to acquire shares of Schlumberger’s capital stock.

Upon delivery pursuant to the terms of the merger agreement, the shares of Schlumberger common stock deliverable to holders of Cameron common stock will be fully paid and nonassessable.

Repurchases of Schlumberger Common Stock

Schlumberger may for its own account purchase shares of Schlumberger common stock so long as one share of Schlumberger common stock remains outstanding and Schlumberger’s equity before and after such a purchase at least equals its nominal capital.

Election and Removal of Directors

Directors are elected at a general meeting of stockholders by a majority of votes cast by stockholders entitled to vote; provided, that if, as of a date that is five business days in advance of the date Schlumberger files its definitive proxy statement with the SEC, the number of nominees exceeds the number of directors to be elected, a number of directors not exceeding the authorized number of directors will be elected by a plurality of the voting power of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. A majority of the votes cast means that the number of votes cast “for” a director must exceed the number of votes cast “against” that director. The number of directors constituting the whole board of directors may not be less than five nor more than 24, as fixed and elected by the general meeting of Schlumberger stockholders. Schlumberger’s board of directors is authorized to appoint directors to fill vacancies on the board of directors, which appointment will be effective until the next general meeting of stockholders. Directors may be suspended or dismissed at any general meeting of stockholders. A suspension automatically terminates if the person concerned has not been dismissed within two months after the day of suspension.

Stockholder Meetings

In accordance with applicable law, all general meetings of Schlumberger stockholders must be held in Curaçao. The annual general meeting of Schlumberger stockholders is held on a date determined from year to year by the board of directors, for the purpose of electing directors, reporting on the course of business during the preceding fiscal year, approving of the balance sheet and the profit and loss account for the preceding fiscal year and for any other purposes required by law or as may be stated in the notice of such meeting. Special general meetings of Schlumberger stockholders may be called at any time upon the direction of the Chairman, the Vice Chairman, the Chief Executive Officer, the President or the board of directors. Special general meetings of stockholders may also be called by one or more Schlumberger stockholders representing at least 10% of the votes that can be cast on the topics they wish to be addressed at such meeting and that have a reasonable interest in having such meeting convened, by one or more holders of shares representing in the aggregate a majority of shares then outstanding and, in certain circumstances if all of the directors are prevented from or incapable of serving, by any person or persons holding in the aggregate at least 5% of the outstanding shares of Schlumberger common stock for the purpose of electing a board of directors.

Stockholder Action by Written Consent

Under Curaçao law, stockholders may adopt resolutions in writing (by written consent) without a meeting, provided that all stockholders and all directors have agreed with this manner of adopting resolutions.

Buy-Out

Under Schlumberger’s articles of incorporation, any one person, or any two or more legal entities belonging to the same group, holding shares representing at least 90% of Schlumberger’s equity can require the remaining stockholders to transfer their shares as provided by and in accordance with the provisions of Curaçao law. This provision is somewhat similar to statutes that exist in Delaware and most U.S. states, which typically allow the owner or owners of 90% of a company’s outstanding equity to effect a “short-form” merger. In order to effect a compulsory share transfer, the owner or owners of at least 90% of Schlumberger’s outstanding equity would have to institute an action in a Curaçao court and pay the transferring stockholders the value of the shares to be transferred as determined by the judge (based on the advice of one or three experts). A judge can deny a request for a compulsory share transfer if a stockholder would suffer serious material damage through the transfer.

Listing, Transfer Agent and Registrar

Schlumberger common stock is listed for trading on the NYSE, Euronext Paris, London and SIX Swiss stock exchanges. The transfer agent and registrar for Schlumberger common stock is Computershare Trust Company, N.A., Canton, Massachusetts.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows, as of September 30, 2015, certain information about stock ownership of all persons known to Cameron to own of record or beneficially more than 5% of Cameron’s outstanding common stock. This information is based upon information furnished to Cameron by these persons and statements filed with the SEC. The number and percentage of shares beneficially owned is determined under SEC rules, and the information is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated in the footnotes, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares shown as beneficially owned.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class
The Vanguard Group	13,305,022	(1)	6.73%
100 Vanguard Blvd
Malvern, PA 19355

BlackRock, Inc.	13,174,254	(2)	6.70%
40 East 52nd Street
New York, New York 10022

State Street Corporation	10,243,890	(3)	5.20%
One Lincoln Street
Boston, Massachusetts 02111

(1)	Based upon the statement on Schedule 13G filed with the SEC by The Vanguard Group, Inc. on February 10, 2015, Vanguard had sole voting power over 352,380 shares of Cameron common stock, sole dispositive power over 12,968,461 shares of Cameron common stock, and shared dispositive power over 336,561 shares of Cameron common stock. According to that filing, Vanguard Fiduciary Trust Company, a wholly-owned subsidiary of Vanguard, is the beneficial owner of 271,861 shares or 0.13% of Cameron’s outstanding common stock as a result of its serving as investment manager of collective trust accounts. Vanguard Investments Australia, Ltd., a wholly-owned subsidiary of Vanguard, is the beneficial owner of 145,219 shares or 0.07% of Cameron common stock as a result of its serving as investment manager of Australian investment offerings.
(2)	Based upon the statement on Schedule 13G filed with the SEC by BlackRock Inc. on February 9, 2015, BlackRock had sole voting power over 11,215,995 shares of Cameron common stock and sole dispositive power over 13,174,254 shares of Cameron common stock. According to the filing, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Cameron common stock, but no one person’s interest is more than five percent of the total outstanding shares of Cameron common stock.
(3)	Based upon the statement on Schedule 13G filed with the SEC by State Street Corporation on February 11, 2015, State Street had shared voting power and shared dispositive power over 10,243,890 shares of Cameron common stock.

The following table shows the number of shares of Cameron common stock beneficially owned as of September 30, 2015 by each director, the executive officers named in the summary compensation table included in this proxy statement/prospectus, and all directors and executive officers as a group.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class
H. Paulett Eberhart	10,491	*
Peter J. Fluor	78,867	*
Douglas L. Foshee	41,973	*
James T. Hackett(2)	11,719	*
Rodolfo Landim	18,060	*
Jack B. Moore(3)	1,196,447	*
Michael E. Patrick	66,867	*
Timothy J. Probert	4,823	*
Jon Erik Reinhardsen	36,669	*
R. Scott Rowe(3)	160,429	*
Brent J. Smolik	5,710	*
Bruce W. Wilkinson	45,209	*
Charles M. Sledge(3)	457,928	*
Gary M. Halverson(3)	211,109	*
William C. Lemmer(3)	292,248	*
All directors and executive officers as a group (21 persons, including those named above)	2,860,295	1.5%

*	Less than 1%.
(1)	The amounts reported include shares of Cameron common stock that could be acquired within 60 days of September 30, 2015 through the exercise of stock options as follows: Mr. Moore: 829,067 shares; Mr. Rowe: 108,427 shares; Mr. Sledge: 330,220 shares; Mr. Halverson: 133,195 shares; Mr. Lemmer: 214,793 shares; and all directors and executive officers as a group: 1,750,169 shares.
(2)	Mr. Hackett became an Advisory Director on May 8, 2015.
(3)	Includes shares held in Cameron’s Retirement Savings Plan as of September 30, 2015.

STOCKHOLDER PROPOSALS

If the merger is completed, Cameron does not expect to hold a 2016 annual meeting of stockholders.

If the merger is not completed, Cameron will hold a 2016 annual meeting of stockholders. To be considered for inclusion in the proxy statement for the 2016 annual meeting of Cameron stockholders, if any, stockholder proposals must be submitted to Cameron in writing and received by Cameron’s Corporate Secretary at Cameron’s principal executive offices on or before November 27, 2015 in accordance with the requirements of Rule 14a-8 of the Exchange Act.

In addition, under Cameron’s bylaws, in order for a stockholder director nomination to be timely for the 2016 annual meeting of Cameron stockholders, written notice of the nomination must be received by Cameron between February 8, 2016 and March 9, 2016. In order for a stockholder proposal of any other proper business to be timely for the 2016 annual meeting of Cameron stockholders, written notice of the proposal must be received by Cameron between January 9, 2016 and February 8, 2016. However, if the 2016 annual meeting of Cameron stockholders is not held within 30 days before or after May 8, 2016, then notice of stockholder director nominations or other proposals of proper business must be received by Cameron not later than the 10th day following the day on which notice of the date of the 2016 annual meeting of Cameron stockholders was mailed to stockholders or public disclosure of the date of the 2016 annual meeting of Cameron stockholders was made, whichever first occurs.

EXPERTS

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated in this proxy statement/prospectus by reference to Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Cameron International Corporation appearing in Cameron International Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2014 (including the schedule appearing therein), and the effectiveness of Cameron International Corporation’s internal control over financial reporting as of December 31, 2014, have been audited by Ernst & Young LLP, an independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

HOUSEHOLDING

As allowed under SEC rules, Cameron is delivering only one copy of this proxy statement/prospectus to multiple stockholders sharing an address unless it has received contrary instructions from one or more of the stockholders. This practice is known as “householding.” Upon written or oral request, Cameron will promptly deliver a separate copy of this proxy statement/prospectus to any stockholder at a shared address to which a single copy of the document was delivered. If you are a stockholder and would like to request an additional copy of this proxy statement/prospectus now or with respect to future mailings (or to request to receive only one copy of this proxy statement/prospectus if you are currently receiving multiple copies), please call (713) 513-3300 or write to Cameron International Corporation, Attn: Corporate Secretary, 1333 West Loop South, Suite 1700, Houston, Texas 77027.

LEGAL MATTERS

The validity of the Schlumberger common stock offered hereby will be passed upon for Schlumberger by STvB Advocaten (Curaçao) N.V., its Curaçao local counsel.

OTHER MATTERS

As of the date of this proxy statement/prospectus, the Cameron board of directors does not expect a vote to be taken on any matters at the Cameron special meeting other than as described in this proxy statement/prospectus. A properly executed proxy gives the persons named as proxies on the proxy card authority to vote in their discretion with respect to any other matters that properly come before the applicable special meeting.

WHERE YOU CAN FIND MORE INFORMATION

Schlumberger has filed a registration statement on Form S-4 to register with the SEC the shares of Schlumberger common stock to be delivered to Cameron stockholders in connection with the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of Schlumberger in addition to being a proxy statement of Cameron for the special meeting. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Schlumberger and its common stock. The rules and regulations of the SEC allow Schlumberger and Cameron to omit certain information included in the registration statement from this proxy statement/prospectus.

Schlumberger and Cameron file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room. The SEC also maintains an internet web site that has reports, proxy statements and other information about Schlumberger and Cameron. The address of that site is http://www.sec.gov. The reports and other information filed by Schlumberger and Cameron with the SEC are also available free of charge at their respective internet web sites, which are http://www.slb.com and http://www.c-a-m.com. Information on these internet web sites is not part of or incorporated by reference into this proxy statement/prospectus.

The SEC allows Schlumberger and Cameron to “incorporate by reference” information into this proxy statement/prospectus. This means that important information can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by information in this proxy statement/prospectus or in later filed documents incorporated by reference into this proxy statement/prospectus. This proxy statement/prospectus incorporates by reference the documents set forth below that Schlumberger and Cameron have, respectively, previously filed with the SEC and any additional documents that either company may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the completion of the merger (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Schlumberger and Cameron and their respective financial performance.

Schlumberger (File No. 1-04601)

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015;

•	Current Reports on Form 8-K filed with the SEC on April 8, 2015, April 20, 2015, May 14, 2015, June 16, 2015, August 26, 2015 (two reports), September 9, 2015 and September 16, 2015; and

•	The description of Schlumberger’s common stock, par value $0.01 per share, contained in Schlumberger’s Current Report on Form 8-K filed on April 29, 2005.

Cameron (File No. 1-13884)

•	Annual Report on Form 10-K for the year ended December 31, 2014;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2015 and June 30, 2015;

•	Current Reports on Form 8-K filed with the SEC on January 2, 2015, January 5, 2015, February 25, 2015, May 11, 2015, May 20, 2015, June 4, 2015, August 24, 2015 and August 26, 2015 (two reports); and

•	The description of Cameron’s common stock, par value $.01 per share, contained in Cameron’s Registration Statement on Form 8-A filed with the SEC on July 27, 1995.

Schlumberger has supplied all information contained in or incorporated by reference into this proxy statement/prospectus relating to Schlumberger, as well as all pro forma financial information, and Cameron has supplied all such information relating to Cameron.

Documents incorporated by reference are available from Schlumberger or Cameron, as the case may be, without charge, excluding any exhibits to those documents, unless the exhibit is specifically incorporated by reference into this proxy statement/prospectus. Stockholders may obtain these documents incorporated by reference by requesting them in writing or by telephone from the appropriate party at the following addresses and telephone numbers:

Schlumberger Limited

5599 San Felipe

17th Floor

Houston, Texas 77056

Attention: Investor Relations

(713) 375-3535

Cameron International Corporation

1333 West Loop South, Suite 1700

Houston, TX 77027

Attention: Corporate Secretary

(713) 513-3300

If you would like to request documents, please do so by [—] in order to receive them before the special meeting.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus to vote on the merger agreement. Neither Schlumberger nor Cameron has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus.

If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or solicitations of proxies are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.

This proxy statement/prospectus is dated [—], 2015. You should not assume that the information in it is accurate as of any date other than that date, and neither its mailing to stockholders nor the issuance of Schlumberger common stock in the merger shall create any implication to the contrary. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document.

ANNEX A

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

among

SCHLUMBERGER HOLDINGS CORPORATION,

RAIN MERGER SUB LLC,

SCHLUMBERGER N.V.

and

CAMERON INTERNATIONAL CORPORATION

Dated as of August 25, 2015

A-i

A-ii

A-iii

GLOSSARY OF DEFINED TERMS

Defined Terms	Where Defined
9.1(c) Jurisdiction	Section 9.1(d)
Acquisition Proposal	Section 8.3(f)
Action	Section 8.15(a)
Agreement	Preamble
Applicable Laws	Section 5.4(a)
Assumed Awards	Section 4.1(j)
Assumed RSUs	Section 4.1(g)
Bonus Plan Participant	Section 8.16(d)
Book Entry Share	Section 4.1(b)
Cameron	Preamble
Cameron Assets	Section 8.6(d)
Cameron Benefit Plans	Section 5.12(a)
Cameron Board	Section 5.2(b)
Cameron Common Stock	Section 4.1(a)
Cameron Deferred Compensation Plans	Section 5.3(a)
Cameron Deferred Stock Unit Awards	Section 4.1(h)
Cameron Disclosure Letter	Article 5 Preface
Cameron Environmental Permits	Section 5.15(b)
Cameron ERISA affiliate	Section 5.12(b)(x)
Cameron Excluded Shares	Section 4.1(b)
Cameron Foreign Benefit Plan	Section 5.12(f)
Cameron Material Adverse Effect	Section 11.11(d)
Cameron Option	Section 4.1(f)
Cameron Performance Share Awards	Section 4.1(i)
Cameron Permits	Section 5.4(b)
Cameron Post-Signing Option	Section 4.1(f)
Cameron Post-Signing Restricted Stock Unit Awards	Section 4.1(g)
Cameron Preferred Stock	Section 5.3(a)
Cameron Recommendation	Section 5.2(b)
Cameron Reports	Section 5.6(a)
Cameron Restricted Stock Unit Awards	Section 4.1(g)
Cameron Securities	Section 5.3(a)
Cameron Stock Plans	Section 4.1(f)
Cameron Stockholder Approval	Section 5.21
Cameron Stockholders Meeting	Section 8.2
Cameron Subsidiary Securities	Section 5.3(c)
Cameron Surviving Shares	Section 4.1(b)
Cameron U.S. Benefit Plan	Section 5.12(b)
Certificate of Merger	Section 1.3
Certificates	Section 4.1(b)
Change in Recommendation	Section 8.3(b)
Closing	Section 1.2
Closing Date	Section 1.2
COBRA	Section 5.12(b)(xii)
Code	Recitals
Confidentiality Agreement	Section 8.3(a)
Contract	Section 5.22
Converted Option	Section 4.1(f)
Converted Performance Shares	Section 4.1(i)

A-iv

Defined Terms	Where Defined
Covered Employees	Section 8.16(a)
Debt	Section 11.11(b)
Delaware Court	Section 11.7
Delaware LLC Act	Recitals
DGCL	Recitals
Dissenting Shares	Section 4.4
Dissenting Stockholder	Section 4.4
EC Merger Regulation	Section 5.5(b)
Effective Time	Section 1.3
Environmental Laws	Section 5.15(a)
Equity Award Exchange Ratio	Section 4.1(f)
ERISA	Section 5.12(a)
Exchange Act	Section 5.5(b)
Exchange Agent	Section 4.2(a)
Exchange Fund	Section 4.2(a)
Exchange Ratio	Section 4.1(a)
Foreign Corrupt Practices Act	Section 5.24(a)
Foreign Government Official	Section 5.24(a)
Form S-4	Section 8.2
GAAP	Section 5.6(b)
Governmental Entity	Section 11.11(c)
Hazardous Materials	Section 5.15(a)
HSR Act	Section 5.5(b)
Indemnified Party	Section 8.15(a)
Initial Termination Date	Section 10.2(a)
Intellectual Property Rights	Section 5.16
IRS	Section 5.12(a)
Joint Venture	Article 5 Preface
knowledge	Section 11.11(a)
Letter of Transmittal	Section 4.2(b)
Liens	Section 5.3(b)
Material Adverse Effect	Section 11.11(d)
Material Contract	Section 5.22
Merger	Recitals
Merger Consideration	Section 4.1(a)
Merger Sub	Preamble
New Plans	Section 8.16(b)
Non-Schlumberger US Subsidiaries	Section 7.3
NYSE	Section 5.5(b)
OFAC	Section 5.23(a)
Old Plans	Section 8.16(b)
Per Share Cash Amount	Section 4.1(c)
Permitted Lien	Section 11.11(e)
person	Section 11.11(f)
PPACA	Section 5.12(b)(xii)
Proceeding	Section 8.1(b)(xii)
Prohibited Person	Section 5.23(a)
Proxy Statement/Prospectus	Section 8.2
Regulatory Laws	Section 8.6(f)
Related Persons	Section 10.5(a)
Representatives	Section 8.3(a)

A-v

Defined Terms	Where Defined
Returns	Section 5.11(a)
Sarbanes-Oxley Act	Section 5.7(a)
Schlumberger	Preamble
Schlumberger Assets	Section 8.6(d)
Schlumberger Common Stock	Recitals
Schlumberger Disclosure Letter	Article 7 Preface
Schlumberger Material Adverse Effect	Section 11.11(d)
Schlumberger Per Share Fair Market Value	Section 4.1(f)
Schlumberger Preferred Stock	Section 7.3
Schlumberger Reports	Section 7.6(a)
Schlumberger Securities	Section 7.3
Schlumberger Stock Incentive Award	Section 4.1(l)
Schlumberger US	Preamble
Schlumberger US Disclosure Letter	Article 6 Preface
SEC	Section 5.6(a)
Section 409A	Section 4.1(f)
Securities Act	Section 5.5(b)
Subsidiary	Section 11.11(g)
Superior Proposal	Section 8.3(f)
Surviving Entity	Section 1.1
Surviving Entity Common Stock	Section 4.1(d)
Taxes	Section 11.11(h)
Termination Date	Section 10.2(a)
Termination Fee	Section 10.5(a)

A-vi

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of August 25, 2015, is by and among Schlumberger Holdings Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Schlumberger (“Schlumberger US”), Rain Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Schlumberger US (“Merger Sub”), Schlumberger N.V., a Curaçao corporation (“Schlumberger”), and Cameron International Corporation, a Delaware corporation (“Cameron”).

RECITALS

WHEREAS, the respective Boards of Directors of Cameron, Schlumberger US, Merger Sub and Schlumberger have deemed it advisable and in the best interests of their respective companies and equity holders that Cameron, Schlumberger US and Schlumberger engage in a business combination whereby Schlumberger US will acquire all of the outstanding capital stock of Cameron in exchange for shares of Schlumberger common stock, par value $0.01 per share (the “Schlumberger Common Stock”), and cash;

WHEREAS, in furtherance thereof, the respective Boards of Directors of Cameron, Schlumberger US, Merger Sub and Schlumberger have approved and declared advisable (1) this Agreement and (2) the merger of Merger Sub with and into Cameron (the “Merger”) in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”) and upon the terms and conditions set forth in this Agreement; and

WHEREAS, Schlumberger US, Merger Sub, Schlumberger and Cameron intend that the Merger be treated for United States federal income tax purposes as an acquisition by Schlumberger US of stock of Cameron that does not qualify as a reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”), and, therefore, that those stockholders of Cameron who are subject to United States federal income tax recognize gain or loss on the exchange of their stock of Cameron for Schlumberger Common Stock and cash;

NOW, THEREFORE, in consideration of the foregoing and their respective representations, warranties, covenants and agreements set forth in this Agreement, the parties agree as follows:

Article 1

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to conditions of this Agreement, at the Effective Time, Merger Sub shall be merged with and into Cameron in accordance with this Agreement, and the separate limited liability company existence of Merger Sub shall thereupon cease. Cameron shall be the surviving entity in the Merger (the “Surviving Entity”). The Merger shall have the effects specified herein and in the DGCL and the Delaware LLC Act.

Section 1.2 The Closing. Upon the terms and subject to the conditions of this Agreement, the closing of the Merger (the “Closing”) shall take place (a) at the offices of Baker Botts L.L.P., One Shell Plaza, 910 Louisiana Street, Houston, Texas 77002, at 9:00 a.m., local time, on the first business day or, if Schlumberger so elects, on the third business day, in each case immediately following the day on which the last to be fulfilled or waived of the conditions set forth in Article 9 (other than those conditions that by their nature are to be fulfilled at the Closing, but subject to fulfillment or waiver of such conditions) shall be fulfilled or waived in accordance with this Agreement or (b) at such other time, date or place as Schlumberger and Cameron may agree. The date on which the Closing occurs is hereinafter referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Schlumberger US, Merger Sub, Schlumberger and Cameron shall cause a certificate of merger (the “Certificate of Merger”) meeting the requirements of

Section 251 of the DGCL and Section 18-209 of the Delaware LLC Act to be properly executed and filed in accordance with such sections. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL and the Delaware LLC Act, or at such later time that Schlumberger and Cameron shall have agreed upon and designated in such filing as the effective time of the Merger (the “Effective Time”).

Article 2

GOVERNING DOCUMENTS

Section 2.1 Certificate of Incorporation. As of the Effective Time, the certificate of incorporation of Cameron, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Entity, until thereafter duly amended as provided therein or by Applicable Law.

Section 2.2 Bylaws. As of the Effective Time, the bylaws of Cameron, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Entity, until thereafter duly amended as provided therein or by Applicable Law.

Article 3

DIRECTORS AND OFFICERS

Section 3.1 Board of Directors. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Entity.

Section 3.2 Officers. The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Entity until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the governing documents of the Surviving Entity.

Article 4

CONVERSION OF CAMERON COMMON STOCK

Section 4.1 Conversion of Equity Interests of Cameron and Merger Sub.

(a) Merger Consideration. At the Effective Time, subject to the other provisions of this Agreement, each share of common stock, par value $0.01 per share, of Cameron (“Cameron Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any Cameron Excluded Shares and Cameron Surviving Shares) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and shall thereafter represent the right to receive (i) 0.716 shares (the “Exchange Ratio”) of validly issued, fully paid and non-assessable shares of Schlumberger Common Stock and (ii) $14.44 in cash (the “Per Share Cash Amount”), without interest, subject to adjustment in accordance with Section 4.3 (together with any cash in lieu of fractional shares of Schlumberger Common Stock to be paid pursuant to Section 4.2(e)) (such shares and cash, the “Merger Consideration”). Immediately before the Effective Time, Schlumberger will issue to Schlumberger US, by way of sale or as a contribution to the capital of Schlumberger US or a combination thereof, that number of shares of Schlumberger Common Stock that are to be delivered by Schlumberger US to the holders of Cameron Common Stock pursuant to this Agreement.

(b) Cancellation of Shares (other than Cameron Excluded Shares and Cameron Surviving Shares). As a result of the Merger and without any action on the part of the holders thereof, at the Effective Time, all shares of Cameron Common Stock (other than Cameron Excluded Shares and any Cameron Surviving Shares) shall cease to be outstanding and shall be canceled and retired and shall cease to exist, and each certificate that immediately prior to the Effective Time represented any shares of Cameron Common Stock (other than Cameron Excluded Shares and any Cameron Surviving Shares) (the “Certificates”) and each non-certificated share represented by book entry (“Book Entry Share”) shall thereafter represent only the right to receive the Merger Consideration with respect to the shares of Cameron Common Stock formerly represented thereby, and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 4.2(c). For purposes of this Agreement, “Cameron Excluded Shares” shall mean (i) any shares of Cameron Common Stock held by Schlumberger, Cameron or any direct or indirect wholly owned subsidiary of Schlumberger, in each case except for any such shares held on behalf of third parties, and (ii) any Dissenting Shares. “Cameron Surviving Shares” shall mean any shares of Cameron Common Stock held by any direct or indirect wholly owned subsidiary of Cameron except for any such shares held on behalf of third parties.

(c) Cancellation of Cameron Excluded Shares. Each Cameron Excluded Share at the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding and shall be canceled and retired without payment of any consideration therefor, and no Schlumberger Common Stock or other consideration shall be delivered in exchange therefor, subject to the right of the holder of any Dissenting Share to receive the payment to which reference is made in Section 4.4.

(d) Survival of Cameron Surviving Shares. Each Cameron Surviving Share at the Effective Time shall remain outstanding and shall continue to exist as a share of common stock, par value $0.01 per share, of the Surviving Entity (“Surviving Entity Common Stock”) and shall not be canceled by virtue of the Merger and no Schlumberger Common Stock or other consideration shall be delivered in exchange therefor.

(e) Merger Sub. At the Effective Time, the member interests of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become a number of validly issued, fully paid and nonassessable shares of Surviving Entity Common Stock equal to the number of shares of Cameron Common Stock converted into the Merger Consideration.

(f) Cameron Stock Options. At the Effective Time, all options to acquire shares of Cameron Common Stock outstanding and unexercised immediately prior to the Effective Time under Cameron’s stock plans (collectively, the “Cameron Stock Plans”, which are identified in Section 4.1(f) of the Cameron Disclosure Letter), including all options to acquire shares of Cameron Common Stock issued after the date hereof in accordance with Section 8.1(b)(iv) (each, a “Cameron Post-Signing Option”, and together with any other option to acquire shares of Cameron Common Stock, each a “Cameron Option”), shall cease to represent a right to acquire Cameron Common Stock and shall be converted automatically into an option (a “Converted Option”) to acquire shares of Schlumberger Common Stock in amounts and at an exercise price determined as provided in this Section 4.1(f) (and otherwise subject to the terms of the Cameron Stock Plans, as applicable, under which they were issued and the agreements evidencing grants thereunder except as provided in this Section 4.1(f)). The number of shares of Schlumberger Common Stock to be subject to a Converted Option shall be equal to the product of the number of shares of Cameron Common Stock subject to the Cameron Option immediately prior to the Effective Time multiplied by the Equity Award Exchange Ratio, provided that any fractional shares of Schlumberger Common Stock resulting from such multiplication shall be rounded down to the nearest whole share. The exercise price per share of Schlumberger Common Stock under a Converted Option shall be equal to the exercise price per share of Cameron Common Stock under the original Cameron Option immediately prior to the Effective Time divided by the Equity Award Exchange Ratio, provided that such exercise price shall be rounded up to the nearest whole cent. Notwithstanding the foregoing, the exercise price and/or the number of shares of Schlumberger Common Stock that may be purchased under each such Converted Option shall be further adjusted to the extent required to remain in compliance with, or exempt from, the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder (collectively “Section 409A”) and, in the case of each Cameron Option that is intended to qualify as an “incentive stock option” within the meaning of Section 422 of the Code, the exercise price and the number of shares of Schlumberger Common Stock subject to the Converted Option shall be determined in a manner consistent with the requirements of Section 424 of the Code and the Treasury Regulations promulgated thereunder. The duration and other terms of a Converted Option (including terms relating to acceleration of vesting upon termination of employment) shall otherwise remain the same as the original Cameron Option from which it was converted except that all references to “Cameron” in such original Cameron Option shall be deemed to be references to Schlumberger. For purposes of this Agreement, (1) “Equity Award Exchange Ratio” means the sum of (i) the Exchange Ratio and (ii) the quotient of the Per Share Cash Amount divided by the Schlumberger Per Share Fair Market Value, and (2) “Schlumberger Per Share Fair Market Value” means the average of the volume weighted average price per share of Schlumberger Common Stock on the NYSE Composite Transactions Tape (as reported by Bloomberg L.P. or such other authoritative source as mutually agreed between Cameron and Schlumberger) on each of the five consecutive trading days ending with the second complete trading day immediately prior to the Effective Time.

(g) Cameron Restricted Stock Unit Awards. At the Effective Time, each restricted stock unit award granted under any Cameron Stock Plan (collectively, the “Cameron Restricted Stock Unit Awards”) that is outstanding and unvested immediately prior to the Effective Time, including the Cameron Restricted Stock Unit Awards granted after the date hereof pursuant to Section 8.1(b)(iv) (“Cameron Post-Signing Restricted Stock Unit Awards”), shall be converted into and become a right to receive a restricted stock unit with respect to Schlumberger Common Stock with substantially the same terms as those of the applicable Cameron Restricted Stock Unit Award and the agreement by which such Cameron Restricted Stock Unit Award is evidenced, as in effect as of the date of this Agreement (all outstanding Cameron Restricted Stock Unit Awards that are assumed pursuant to this Section 4.1(g) are hereafter referred to as “Assumed RSUs”). All rights to receive shares of Cameron Common Stock under Assumed RSUs shall thereupon be converted into rights to receive restricted stock units with respect to Schlumberger Common Stock. Accordingly, from and after the Effective Time: (A) each Assumed RSU award will be settled in shares of Schlumberger Common Stock; (B) the number of shares of Schlumberger Common Stock subject to each Assumed RSU award shall be determined by multiplying the number of shares of Cameron Common Stock that were subject to such Assumed RSU award immediately prior to the Effective Time by the Equity Award Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Schlumberger Common Stock; and (C) any conditions and restrictions on the receipt of any Assumed RSUs shall continue in full force and effect and the term, vesting schedule and other provisions of such Assumed RSUs (including terms relating to acceleration of vesting upon termination of employment) shall otherwise remain unchanged as a result of the assumption of such Assumed RSUs.

(h) Cameron Deferred Stock Unit Awards. At the Effective Time, each deferred stock unit granted or deferred under any Cameron Stock Plan (collectively, the “Cameron Deferred Stock Unit Awards”) that is outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, Cameron, Schlumberger US, Merger Sub or Schlumberger, be cancelled and converted into the right to receive the Merger Consideration based on the total number of shares of Cameron Common Stock subject to such Cameron Deferred Stock Unit Award immediately prior to the Effective Time.

(i) Cameron Performance Share Awards. At the Effective Time, each performance-based restricted stock unit award granted under any Cameron Stock Plan (collectively, the “Cameron Performance Share Awards”) that is outstanding and unvested immediately prior to the Effective Time shall be converted into and become a fully vested deferred stock unit with respect to Schlumberger Common Stock with the same payment schedule as the applicable Cameron Performance Share Award and the agreement by which such Cameron Performance Share Award is evidenced, as in effect as of the date of this Agreement (all outstanding Cameron Performance

Share Awards that are assumed pursuant to this Section 4.1(i) are hereafter referred to as “Converted Performance Shares”). All rights to receive shares of Cameron Common Stock under Converted Performance Shares shall thereupon be converted into fully vested deferred stock units with respect to Schlumberger Common Stock. Accordingly, from and after the Effective Time: (A) each Converted Performance Share award will be settled in shares of Schlumberger Common Stock; and (B) the number of shares of Schlumberger Common Stock subject to each Converted Performance Share award shall be determined by (i) for that portion of the Cameron Performance Share Award subject to performance against a TSR goal, multiplying the number of shares of Cameron Common Stock that were subject to such portion of the Converted Performance Share award earned at the attainment level determined by the Compensation Committee of the Cameron Board as of the Effective Time by the Equity Award Exchange Ratio plus (ii) for that portion of the Cameron Performance Share Award subject to performance against a ROIC goal, multiplying the number of shares of Cameron Common Stock that were subject to such portion of the Converted Performance Share award earned at the attainment level determined based on methodology set forth on Section 4.1(i) of the Cameron Disclosure Letter by the Equity Award Exchange Ratio, and rounding the resulting number to the nearest whole number of shares of Schlumberger Common Stock.

(j) Assumed Awards. Notwithstanding the foregoing, (1) Schlumberger US shall assume all obligations with respect to each Converted Option, Assumed RSU award, and Converted Performance Share award (collectively the “Assumed Awards”), (2) each Assumed Award shall, in accordance with its terms, be subject to further adjustment as appropriate to reflect any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction with respect to Schlumberger Common Stock subsequent to the Effective Time; (3) the Compensation Committee of the Board of Directors of Schlumberger shall succeed to the authority and responsibility of the Cameron Board or any committee thereof with respect to each Assumed Award; (4) each Assumed Award shall be subject to administrative procedures consistent with those in effect under Schlumberger’s equity compensation plan; and (5) each Assumed Award shall be provided with dividend equivalent rights to the extent provided to Schlumberger awards of a comparable type.

(k) Withholding. Cameron shall make arrangements reasonably satisfactory to Schlumberger US to satisfy all employment and income tax withholding requirements, if applicable, with respect to each Cameron Restricted Stock Unit Award, Cameron Performance Share Award or Cameron Deferred Stock Unit Award as a result of the consummation of the transactions as contemplated by this Agreement.

(l) Post-Signing Equity Awards. Any Cameron Post-Signing Restricted Stock Unit Award and Cameron Post-Signing Option shall, as of the Effective Time, cease to represent a right to receive Cameron Common Stock and shall be converted into an award of applicable type (a “Schlumberger Stock Incentive Award”) with respect to a number of whole shares of Schlumberger Common Stock in the same manner described in Section 4.1(f) and (g) above.

Section 4.2 Exchange of Shares.

(a) Exchange Fund. As of the Effective Time, Schlumberger US shall appoint a commercial bank or trust company or such other party as is reasonably satisfactory to Cameron to act as exchange agent hereunder for the purpose of exchanging Certificates and Book Entry Shares for the Merger Consideration (the “Exchange Agent”). Immediately after receiving the shares of Schlumberger Common Stock from Schlumberger pursuant to the last sentence of Section 4.1(a), Schlumberger US shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Cameron Common Stock, the number of shares of Schlumberger Common Stock that are issuable pursuant to Section 4.1 and an amount of cash representing the aggregate cash consideration payable pursuant to Section 4.1. Schlumberger US shall deposit such shares of Schlumberger Common Stock with the Exchange Agent by providing to the Exchange Agent an uncertificated book-entry for such shares. In addition, Schlumberger US shall make available to the Exchange Agent from time to time as needed, cash sufficient to make payments for the cash consideration pursuant to Section 4.1, payments in lieu of fractional shares pursuant to Section 4.2(e) and any dividends and other distributions pursuant to Section 4.2(c). Any cash and shares of Schlumberger Common Stock deposited by Schlumberger US with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Rules. Promptly after the Effective Time, Schlumberger US shall cause the Exchange Agent to mail to each holder of record of one or more shares of Cameron Common Stock as of the Effective Time: (i) a letter of transmittal (the “Letter of Transmittal”), which shall specify that delivery shall be effected, and risk of loss and title to the shares of Cameron Common Stock shall pass, only upon delivery of the corresponding Certificates to the Exchange Agent or receipt by the Exchange Agent of an “agent’s message” with respect to Book Entry Shares, which letter shall be in customary form and have such other provisions as Schlumberger US may reasonably specify, and (ii) instructions for effecting the surrender of such Certificates or Book Entry Shares in exchange for the Merger Consideration. Each holder of shares of Cameron Common Stock that have been converted into a right to receive the Merger Consideration, upon surrender of a Certificate or Book Entry Shares to the Exchange Agent together with such Letter of Transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, will be entitled to receive in exchange therefor (i) one or more shares of Schlumberger Common Stock which shall be in uncertificated book-entry form and which shall represent, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Section 4.1(a) (after taking into account all shares of Cameron Common Stock then held by such holder) and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this Article 4, consisting of the cash consideration pursuant to Section 4.1, cash in lieu of any fractional shares of Schlumberger Common Stock pursuant to Section 4.2(e) and any dividends and other distributions pursuant to Section 4.2(c). No interest will be paid or will accrue on any cash payable pursuant to Section 4.2(c) or Section 4.2(e). In the event of a transfer of ownership of Cameron Common Stock that is not registered in the transfer records of Cameron, one or more shares of Schlumberger Common Stock evidencing, in the aggregate, the proper number of shares of Schlumberger Common Stock and a check in the amount equal to any cash that is payable pursuant to Section 4.1(a) and any cash in lieu of any fractional shares of Schlumberger Common Stock pursuant to Section 4.2(e) and any dividends or other distributions to which such holder is entitled pursuant to Section 4.2(c), may be issued with respect to such Cameron Common Stock, as the case may be, to such a transferee if the Certificate representing such shares of Cameron Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

(c) Distributions with Respect to Unexchanged Shares. All shares of Schlumberger Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time. No dividends or other distributions declared or made in respect of Schlumberger Common Stock shall be paid to the holder of any shares of Cameron Common Stock until the holder of such shares shall surrender such shares in accordance with this Article 4. Subject to Applicable Law, following surrender of any such shares, there shall be issued and/or paid to the holder of the whole shares of Schlumberger Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions payable in respect of such shares of Schlumberger Common Stock with a record date after the Effective Time and a payment date on or prior to the date of such surrender and not previously paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such shares of Schlumberger Common Stock with a record date after the Effective Time but on or prior to the date of such surrender and with a payment date subsequent to such surrender.

(d) No Further Ownership Rights in Cameron Common Stock. All shares of Schlumberger Common Stock issued and cash paid upon conversion of shares of Cameron Common Stock in accordance with the terms of this Article 4 (including any cash paid pursuant to Section 4.2(c) or Section 4.2(e)) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Cameron Common Stock previously represented by such Certificates and/or Book Entry Shares.

(e) No Fractional Shares of Schlumberger Common Stock.

(i) No certificates or scrip or shares of Schlumberger Common Stock representing fractional shares of Schlumberger Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Certificates and/or Book Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Schlumberger.

(ii) Notwithstanding any other provision of this Agreement, each holder of shares of Cameron Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fractional share of Schlumberger Common Stock (after taking into account all Certificates and/or Book Entry Shares held by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (A) such fractional part of a share of Schlumberger Common Stock multiplied by (B) the closing price for a share of Schlumberger Common Stock on the NYSE Composite Transactions Tape on the business day immediately preceding the Closing Date.

(iii) As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Schlumberger US, and Schlumberger US shall deposit or cause the Surviving Entity to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

(f) Termination of Exchange Fund. Schlumberger US shall be entitled to require the Exchange Agent to deliver to Schlumberger US or otherwise on the instruction of Schlumberger US any portion of the Exchange Fund that remains undistributed to the holders of Certificates and/or Book Entry Shares as of the date six months after the Effective Time, and any holders of the Certificates and/or Book Entry Shares who have not theretofore complied with this Article 4 shall thereafter look only to Schlumberger US for the Merger Consideration with respect to the shares of Cameron Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 4.1, cash in lieu of fractional shares of Schlumberger Common Stock to which such holders are entitled pursuant to Section 4.2(e) and any dividends or distributions with respect to shares of Schlumberger Common Stock to which such holders are entitled pursuant to Section 4.2(c). Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Cameron Common Stock five years after the Effective Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity) shall, to the extent permitted by Applicable Law, become the property of Schlumberger US free and clear of any claims or interest of any person previously entitled thereto.

(g) No Liability. None of Schlumberger US, Merger Sub, Schlumberger, Cameron, the Surviving Entity, any affiliate of any of the foregoing or the Exchange Agent shall be liable to any person in respect of any Merger Consideration from the Exchange Fund delivered to a public official or Governmental Entity pursuant to any applicable abandoned property, escheat or similar law.

(h) Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Schlumberger US on a daily basis; provided that no such gain or loss thereon shall affect the amounts payable to the stockholders of Cameron pursuant to this Article 4 and that if at any time prior to the termination of the Exchange Fund pursuant to Section 4.2(f), the amount of cash included in the Exchange Fund is reduced below the amount necessary to pay any cash that is payable pursuant to Section 4.1(a) and any cash in lieu of fractional shares of Schlumberger Common Stock payable pursuant to Section 4.2(e), and dividends and distributions payable pursuant to Section 4.2(c), Schlumberger US shall promptly deposit additional cash into the Exchange Fund sufficient to rectify this deficiency. Any interest and other income resulting from such investments shall be paid promptly to Schlumberger US.

(i) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Schlumberger, the posting by such person of a bond in such reasonable amount as Schlumberger US may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration, any cash in lieu of fractional shares of Schlumberger Common Stock to which the holder is entitled pursuant to Section 4.2(e) and any dividends and distributions with respect to shares of Schlumberger Common Stock to which the holder is entitled pursuant to Section 4.2(c), in each case with respect to the shares of Cameron Common Stock formerly represented by such lost, stolen or destroyed Certificate.

(j) Withholding Rights. Each of the Exchange Agent, Schlumberger US and the Surviving Entity shall be entitled, without duplication, to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Cameron Common Stock or any other equity rights in Cameron such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of Applicable Law and shall further be entitled to sell Schlumberger Common Stock otherwise payable pursuant to this Agreement to satisfy any such withholding requirement (which Schlumberger Common Stock will be valued with respect to such withholding at the average of the high and low trading prices of Schlumberger Common Stock on the NYSE Composite Transactions Tape on the day of such sale). To the extent that amounts are so withheld by the Exchange Agent, Schlumberger or the Surviving Entity, as the case may be, and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which such deduction and withholding was made.

(k) Further Assurances. After the Effective Time, the officers and directors of the Surviving Entity will be authorized to execute and deliver, in the name and on behalf of Cameron, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Cameron, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Entity any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Entity as a result of, or in connection with, the Merger.

(l) Stock Transfer Books. The stock transfer books of Cameron shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Cameron Common Stock thereafter on the records of Cameron. At or after the Effective Time, any Certificates or Book Entry Shares presented to the Exchange Agent or Schlumberger US for any reason shall represent the right to receive the Merger Consideration with respect to the shares of Cameron Common Stock formerly represented thereby (including any cash in lieu of fractional shares of Schlumberger Common Stock to which the holders thereof are entitled pursuant to Section 4.2(e)) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 4.2(c).

Section 4.3 Certain Adjustments. If, subsequent to the date of this Agreement but prior to the Effective Time, the outstanding Schlumberger Common Stock or Cameron Common Stock shall have been changed by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Exchange Ratio, the Per Share Cash Amount, the Merger Consideration, the Equity Award Exchange Ratio and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide to the holders of Cameron Common Stock consideration having the same economic effect as was contemplated by this Agreement prior to such event.

Section 4.4 Appraisal Rights. No holder of Dissenting Shares (a “Dissenting Stockholder”) shall be entitled to any Merger Consideration or dividends or other distributions pursuant to Section 4.2(c) in respect of such Dissenting Shares unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to seek appraisal of its Dissenting Shares under the DGCL, and any Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to the Dissenting Shares owned by such Dissenting Stockholder. If any person who otherwise would be deemed a Dissenting Stockholder shall have failed properly to perfect or shall have effectively withdrawn or lost the right to seek appraisal with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though such Dissenting Shares had been converted into the Merger Consideration pursuant to Section 4.1. Cameron shall give Schlumberger US (a) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to Applicable Law received by Cameron relating to stockholders’ rights of appraisal and (b) the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. Cameron shall not, except with the prior written consent of Schlumberger US, voluntarily make any payment with respect to any demands for appraisals of Dissenting Shares, offer to settle or settle any such demands or approve any withdrawal of any such demands. For purposes of this Agreement, “Dissenting Shares” means shares of Cameron Common Stock as to which the holder thereof has exercised appraisal rights pursuant to Section 262 of the DGCL.

Article 5

REPRESENTATIONS AND WARRANTIES OF CAMERON

Except (i) as set forth in the disclosure letter delivered to Schlumberger US and Schlumberger by Cameron at or prior to the execution hereof (the “Cameron Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken, subject to Section 11.10, (ii) with respect to the Subsea segment of Cameron (the “Joint Venture”) and its Subsidiaries, assets, liabilities, businesses, operations and results of operations, to the extent actually known to the Schlumberger representatives on the governing board of the Joint Venture, or (iii) as disclosed in the Cameron Reports filed or furnished after December 31, 2014 and prior to the date hereof (excluding any disclosures in such Cameron Reports in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature), Cameron represents and warrants to Schlumberger US and Schlumberger that:

Section 5.1 Organization; Good Standing and Qualification. Each of Cameron and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Each of Cameron and its Subsidiaries is duly qualified to do business and is in good standing under the laws of any jurisdiction in which the character of the properties owned or leased by it therein or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified has not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect. Cameron has made available to Schlumberger true and correct copies of Cameron’s certificate of incorporation and bylaws, each as amended to date, and each as so delivered is in full force and effect.

Section 5.2 Authorization, Validity, Enforceability and Fairness.

(a) Cameron has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby, subject in the case of the consummation of the Merger to the Cameron Stockholder Approval. The execution and delivery of this Agreement and the consummation by Cameron of the transactions contemplated hereby have been duly authorized by all requisite corporate action on behalf of Cameron, other than the Cameron Stockholder Approval and the filing of the Certificate of Merger. This Agreement has been duly executed and delivered by Cameron and constitutes the valid and legally binding obligation of Cameron, enforceable against Cameron in accordance with its terms.

(b) The Board of Directors of Cameron (the “Cameron Board”), at a meeting duly called and held on or prior to the date hereof, has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are advisable, (ii) approved this Agreement and approved the Merger and the other transactions contemplated hereby, (iii) resolved to recommend the adoption of this Agreement to the holders of Cameron Common Stock (such recommendations being the “Cameron Recommendation”), subject to Section 8.3(b) and Section 8.3(d), and (iv) directed that this Agreement be submitted to the holders of Cameron Common Stock for their adoption. The Cameron Board has received the opinion of Cameron’s financial advisor, Credit Suisse Securities (USA) LLC, dated the date this Agreement was approved by the Cameron Board, to the effect that, as of such date and subject to the assumptions, qualifications, limitations and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be received by the holders of Cameron Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to the holders of Cameron Common Stock (a written copy of which opinion will be provided to Schlumberger for informational purposes only promptly after receipt thereof by the Cameron Board).

Section 5.3 Capitalization.

(a) The authorized capital stock of Cameron consists of 400,000,000 shares of Cameron Common Stock and 10,000,000 shares of preferred stock, par value $0.01 per share (“Cameron Preferred Stock”). As of August 21, 2015, there were (i) 190,615,263 outstanding shares of Cameron Common Stock and 72,496,209 shares of Cameron Common Stock held in the treasury of Cameron, (ii) 3,739,386 shares of Cameron Common Stock reserved for issuance upon exercise of outstanding Cameron Options, (iii) 1,233,874 shares of Cameron Common Stock reserved for issuance under outstanding Cameron Restricted Stock Unit Awards, (iv) 115,099 shares of Cameron Common Stock reserved for issuance under outstanding Cameron Deferred Stock Unit Awards, (v) 562,794 shares of Cameron Common Stock reserved for issuance under outstanding Cameron Performance Share Awards, (vi) 67,977 shares of Cameron Common Stock (rounded up to the nearest whole share) reserved for issuance under outstanding phantom shares under the Cameron International Corporation Deferred Compensation Plan, the Cameron International Deferred Compensation Plan for Non-Employee Directors and the OneSubsea LLC Nonqualified Deferred Compensation Plan (collectively, the “Cameron Deferred Compensation Plans”), which are payable in whole or in part in shares of Cameron Common Stock, (vii) no issued or outstanding shares of restricted Cameron Common Stock the restrictions on which have not previously lapsed and (viii) no issued or outstanding shares of Cameron Preferred Stock. All of the issued and outstanding shares of Cameron Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth in this Section 5.3 and except for changes since the close of business on August 21, 2015 resulting from the exercise of employee stock options or settlement of Cameron Restricted Stock Unit Awards, Cameron Deferred Stock Unit Awards or Cameron Performance Share Awards outstanding on such date or other securities issued as permitted by Section 8.1, there are outstanding (A) no shares of capital stock or other voting securities of Cameron, (B) no Cameron Options and (C) (1) no options, warrants or other rights to acquire from Cameron any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for capital stock, voting securities or ownership interests in, Cameron and (2) no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of Cameron, obligating Cameron to issue, transfer or sell any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in, Cameron or obligating Cameron to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (A), (B) and (C) being referred to collectively as “Cameron Securities”). Except as required by the terms of any Cameron Options, Cameron Restricted Stock Unit Awards, Cameron Deferred Stock Unit Awards or Cameron Performance Share Awards outstanding as of the date hereof or issued as permitted by Section 8.1, there are no outstanding obligations of Cameron or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Cameron Securities.

(b) Except for directors’ qualifying shares, all of the outstanding capital stock of, or other ownership interests in, each Subsidiary of Cameron have been validly issued and are fully paid and nonassessable and are owned by Cameron, directly or indirectly, free and clear of all mortgages, deeds of trust, liens, security interests, pledges, leases, conditional sales contracts, charges, privileges, easements, rights of way, reservations, options, rights of first refusal and other encumbrances (collectively, “Liens”) (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests).

(c) There are outstanding (i) no securities of Cameron or any of its Subsidiaries convertible into or exchangeable for shares of capital stock or other voting securities or ownership interests in any Subsidiary of Cameron, (ii) no options, warrants or other rights to acquire from Cameron or any of its Subsidiaries any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Cameron and (iii) except as provided by Applicable Law, no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of any Subsidiary of Cameron, obligating Cameron or any of its Subsidiaries to issue, transfer or sell, any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any Subsidiary of Cameron or obligating Cameron or any Subsidiary of Cameron to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (i), (ii) and (iii) being referred to collectively as “Cameron Subsidiary Securities”). There are no outstanding obligations of Cameron or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Cameron Subsidiary Securities.

(d) Except for the capital stock or other voting securities or ownership interests in any Subsidiary of Cameron, neither Cameron nor any of its Subsidiaries owns, directly or indirectly, any capital stock or other voting securities or ownership interests in, or any securities convertible into or exchangeable for any capital stock, voting securities or ownership interests in, any person.

(e) No Subsidiary of Cameron owns any shares of Cameron Common Stock.

Section 5.4 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Cameron Material Adverse Effect:

(a) Neither Cameron nor any of its Subsidiaries is in violation of any law, regulation, ordinance, code or legally binding directive, governmental determination, guideline, order, treaty, convention or governmental certification requirement, U.S. or non-U.S., of any Governmental Entity (collectively, “Applicable Laws”), and no claim is pending or, to the knowledge of Cameron, threatened with respect to any such matters.

(b) Cameron and each Subsidiary of Cameron hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the conduct of their respective businesses (the “Cameron Permits”). All Cameron Permits are in full force and effect and there exists no default thereunder or breach thereof, and Cameron has no notice or knowledge that such Cameron Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Cameron, threatened to give, any action to terminate, cancel or reform any Cameron Permit.

(c) Cameron and each Subsidiary of Cameron possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its and its Subsidiaries’ assets. There exists no default or breach with respect to, and no person or Governmental Entity has taken or, to the knowledge of Cameron, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization.

This Section 5.4 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters, or the Foreign Corrupt Practices Act, which are the subjects of Sections 5.11, 5.12, 5.13, 5.15, 5.16, 5.23 and 5.24, respectively.

Section 5.5 No Conflict.

(a) The execution, delivery and performance by Cameron of this Agreement do not, and the consummation by Cameron of the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof will not, (i) subject to receipt of the Cameron Stockholder Approval, conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Cameron, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the suspension, termination or cancellation, or in a right of suspension, termination or cancellation of, or give rise to a right of purchase or a right of additional payment under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Cameron or its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Cameron or any of its Subsidiaries under, any of the terms, conditions or provisions of, any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Cameron or any of its Subsidiaries is a party, or by which Cameron or any of its Subsidiaries or any of their properties or assets is bound or affected, or (iii) subject to the filings and other matters referred to in Section 5.5(b), contravene or conflict with or constitute a violation of any provision of any Applicable Law, except, in the case of matters described in clause (ii) or (iii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect.

(b) Other than those required under or in relation to (i) the DGCL and the Delaware LLC Act with respect to the filing of the Certificate of Merger, (ii) rules and regulations of the New York Stock Exchange, LLC (the “NYSE”), (iii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), Council Regulation (EC) No. 139/2004 of 20 January 2004 on the control of concentrations between undertakings (published in the Official Journal of the European Union on January 29, 2004 at L 24/1) (the “EC Merger Regulation”) and such applicable competition, antitrust or premerger notification laws of the other jurisdictions set forth in Section 5.5 of the Cameron Disclosure Letter, (iv) the Securities Act of 1933, as amended (the “Securities Act”), (v) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (vi) state securities or “Blue Sky” laws and (vii) other Governmental Entities having jurisdiction over the Merger set forth in Section 5.5 of the Cameron Disclosure Letter, neither the execution, delivery or performance by Cameron of this Agreement, nor the consummation by Cameron of the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Entity, except for any consent, approval, qualification or authorization the failure of which to obtain and for any filing or registration the failure of which to make has not had and would not reasonably be expected to have a Cameron Material Adverse Effect.

Section 5.6 SEC Documents; Financial Statements.

(a) Cameron has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2012 (collectively, the “Cameron Reports”) and has made available to Schlumberger each such document it has so filed or furnished, in the form filed with or furnished to the SEC. Cameron has made available to Schlumberger copies of all material comment letters from the SEC and Cameron’s responses thereto since January 1, 2012 through the date hereof. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the Cameron Reports. No Subsidiary of Cameron is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC. No Subsidiary of Cameron is, or since January 1, 2012 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, if amended, as of the date of such amendment), the Cameron Reports complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations thereunder and complied in all material respects with applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Cameron Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Cameron Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Cameron and its Subsidiaries as of its date, and each of the consolidated statements of comprehensive income, cash flows and changes in equity included in or incorporated by reference into the Cameron Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in equity, as the case may be, of Cameron and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (i) such exceptions as may be permitted by Form 10-Q of the SEC and (ii) normal year-end audit adjustments which have not been and are not expected to be material), in each case in accordance with U.S. generally accepted accounting principles (“GAAP”) consistently applied during the periods involved, except as may be noted therein.

(c) There are no liabilities or obligations of Cameron or any of its Subsidiaries (whether accrued, absolute, contingent or otherwise and whether or not required to be disclosed) that would be required to be reflected on, or reserved against in, a balance sheet of Cameron or in the notes thereto prepared in accordance with GAAP, other than liabilities or obligations to the extent (i) (A) reflected or reserved against on the consolidated balance sheet of Cameron or (B) readily apparent in the notes thereto, in each case included in Cameron’s annual report on Form 10-K for the year ended December 31, 2014 or Cameron’s quarterly report on Form 10-Q for the period ended June 30, 2015, (ii) liabilities or obligations incurred in the ordinary course of business since June 30, 2015 or (iii) liabilities or obligations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect.

(d) As of June 30, 2015, there was no outstanding indebtedness for borrowed money of Cameron or any of its Subsidiaries, other than indebtedness in the amounts identified by instrument in Section 5.6 of the Cameron Disclosure Letter, and excluding inter-company indebtedness among Cameron and its wholly owned Subsidiaries and any indebtedness for borrowed money in an individual amount not in excess of $50 million and in the aggregate not in excess of $250 million. Since June 30, 2015, neither Cameron nor any of its Subsidiaries has incurred any indebtedness for borrowed money except in the ordinary course of business consistent with past practice, excluding intercompany indebtedness among Cameron and its wholly owned Subsidiaries.

Section 5.7 Controls and Procedures.

(a) Since the enactment of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), Cameron has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(b) Each of the principal executive officer and the principal financial officer of Cameron (or each former principal executive officer and former principal financial officer of Cameron, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to the Cameron Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Cameron has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) disclosed, based on its most recent evaluation and knowledge, to its auditors and the audit committee of the Cameron Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(d) Cameron has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Cameron’s management, with the participation of Cameron’s principal executive and financial officers, has completed an assessment of the effectiveness of Cameron’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such internal controls were effective using the framework specified in Cameron’s annual report on Form 10-K for the year ended December 31, 2014. To the knowledge of Cameron, there is no reason to believe that its auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e) No personal loan or other extension of credit by Cameron to any of its or their executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act) since July 30, 2002.

Section 5.8 Information Supplied.

(a) None of the information supplied or to be supplied by Cameron for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Cameron stockholders or at the time of the Cameron Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy Statement/Prospectus supplied by Cameron will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(b) Notwithstanding the foregoing provisions of this Section 5.8, no representation or warranty is made by Cameron with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by Schlumberger US or Schlumberger for inclusion or incorporation by reference therein.

Section 5.9 Litigation. There are no (a) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the knowledge of Cameron, threatened against Cameron or any of its Subsidiaries or their respective assets, or any director, officer or employee of Cameron or any of its Subsidiaries or other affiliates, in each case, for whom Cameron or any of its Subsidiaries may be liable, or (b) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating thereto, pending or, to the knowledge of Cameron, threatened before any Governmental Entity or arbitrator against Cameron or any of its Subsidiaries or their respective assets, or any director, officer or employee of Cameron or any of its Subsidiaries or other affiliates, in each case, for whom Cameron or any of its Subsidiaries may be liable, except in the case of either clause (a) or (b), for those that would not, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect. None of Cameron or any of its Subsidiaries or their respective assets, or any director, officer or employee of Cameron or any of its Subsidiaries or other affiliates, in each case, for whom Cameron or any of its Subsidiaries may be liable, is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect. This Section 5.9 does not relate to Tax matters, employee benefits matters, labor matters, environmental matters, intellectual property matters, export control or trade matters, or the Foreign Corrupt Practices Act, which are the subjects of Sections 5.11, 5.12, 5.13, 5.15, 5.16, 5.23 and 5.24, respectively.

Section 5.10 Absence of Certain Changes. Since December 31, 2014, there has not been any Cameron Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect. Since December 31, 2014 and prior to the execution and delivery hereof, except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto, the business of Cameron and its Subsidiaries has been carried on and conducted in all material respects in the ordinary course of business.

Section 5.11 Taxes. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect:

(a) (i) all tax returns, statements, reports, declarations, estimates and forms required to be filed with respect to Taxes (“Returns”) by or with respect to Cameron or any of its Subsidiaries (including any Return required to be filed by an affiliated, consolidated, combined, unitary or similar group that includes Cameron or any of its Subsidiaries) on or prior to the date hereof have been properly filed on a timely basis with the appropriate Governmental Entities, and (ii) all Taxes required to be paid by Cameron or any of its Subsidiaries (whether or not shown on any Return) have been duly paid, and all Taxes that Cameron or any of its Subsidiaries are obligated to withhold from amounts payable to any employee, creditor, shareholder or other third party have been duly withheld and deposited, in each case in full and on a timely basis, except, in each case of clause (i) and (ii), with respect to matters contested in good faith or adequately reserved for, in accordance with GAAP;

(b) no audits or other administrative or court proceedings are pending with regard to any Taxes or Returns of Cameron or any of its Subsidiaries;

(c) no Governmental Entity is asserting in writing any deficiency or claim for Taxes or any adjustment to Taxes of Cameron or any of its Subsidiaries which have not been fully paid or finally settled or adequately reserved for, in accordance with GAAP;

(d) neither Cameron nor any of its Subsidiaries has any liability for Taxes of any Person (A) under Treasury Regulation § 1.1502-6 or any similar provision of state, local, or non-U.S. tax law, except for Taxes of the affiliated group of which Cameron or any of its Subsidiaries is or was the common parent, within the meaning of Section 1504(a)(1) of the Code or any similar provision of state, local, or non-U.S. tax law, or (B) as a transferee or successor, by contract or otherwise, except for Taxes of Cameron or any of its Subsidiaries or for which Cameron or its Subsidiaries are entitled to indemnification from third parties;

(e) neither Cameron nor any of its Subsidiaries has granted any currently effective requests, agreements, consents or waivers to extend the statutory period of limitations applicable to the assessment of any Taxes with respect to any Returns of Cameron or any of its Subsidiaries;

(f) neither Cameron nor any of its Subsidiaries is a party to any closing agreement described in Section 7121 of the Code or any predecessor provision thereof or any similar agreement under state, local, or non-U.S. tax law;

(g) neither Cameron nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any tax sharing, allocation or indemnity agreement or any similar agreement or arrangement, except for any such agreement or arrangement solely between or among any of Cameron and its Subsidiaries;

(h) neither Cameron nor any of its Subsidiaries has participated in any “listed transaction,” within the meaning of Treasury Regulation §1.6011-4(b)(2);

(i) neither Cameron nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code occurring during the two-year period ending on the date hereof;

(j) there are no liens for Taxes (other than Permitted Liens) upon any of the assets of Cameron or any of its Subsidiaries;

(k) no claim has been made in the last five years by an authority in a jurisdiction where any of Cameron or its Subsidiaries does not file Returns that Cameron or any of its Subsidiaries is or may be subject to taxation in that jurisdiction;

(l) no Subsidiary of Cameron is or has ever been a passive foreign investment company within the meaning of Section 1297 of the Code; and

(m) the charges, accruals and reserves for Taxes with respect to Cameron and its Subsidiaries reflected in each of the consolidated balance sheets included in or incorporated by reference into the Cameron Reports (including the related notes and schedules) are adequate under GAAP to cover unpaid Tax liabilities accruing through the date thereof.

Section 5.12 Employee Benefit Plans.

(a) Within 20 business days after the date hereof, Cameron will provide Schlumberger with a list of all Cameron Benefit Plans and make available to Schlumberger a true and correct copy of each Cameron Benefit Plan. The term “Cameron Benefit Plans” means all material employee benefit plans and other material benefit arrangements, including all “employee benefit plans” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), whether or not U.S.-based plans, and all other material employee benefit, bonus, incentive, deferred compensation, stock option (or other equity-based), severance, employment, change in control, welfare (including post-retirement medical and life insurance) and fringe benefit plans, practices or agreements, whether or not subject to ERISA or U.S.-based and whether written or oral, sponsored, maintained or contributed to or required to be contributed to by Cameron or any of its Subsidiaries, to which Cameron or any of its Subsidiaries is a party or is required to provide benefits under Applicable Law. As of the date hereof, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect, there is no unsatisfied liability associated with any terminated Cameron Benefit Plan. With respect to each Cameron U.S. Benefit Plan (as defined below), within 20 business days after the date hereof, Cameron will make available to Schlumberger a true and correct copy of (i) the most recent annual report (Form 5500) filed with the applicable Governmental Entity (with respect to Cameron U.S. Benefit Plans for which Form 5500’s are filed), (ii) each such Cameron U.S. Benefit Plan that has been reduced to writing and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to each such Cameron U.S. Benefit Plan, (iv) the most recent summary plan description or other written explanation of each Cameron U.S. Benefit Plan provided to participants, (vi) the most recent actuarial report or valuation relating to a Cameron U.S. Benefit Plan subject to Title IV of ERISA, (vii) the most recent determination letter or opinion letter, if any, issued by the Internal Revenue Service (“IRS”) with respect to any Cameron U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code, (viii) any request for a determination currently pending before the IRS, and (ix) all material correspondence with the IRS, the U.S. Department of Labor, or Pension Benefit Guaranty Corporation relating to any outstanding controversy or with respect to any controversy that has been resolved in the previous year.

(b) With respect to each Cameron Benefit Plan subject to the laws of the United States (each a “Cameron U.S. Benefit Plan” and collectively, the “Cameron U.S. Benefit Plans”), except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect:

(i) all applicable reporting and disclosure requirements have been met;

(ii) to the extent applicable, such Cameron U.S. Benefit Plan complies and has complied with the requirements of ERISA, the Code, other Applicable Law and with the operative documents for each such plan;

(iii) any Cameron U.S. Benefit Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, as applicable, from the IRS;

(iv) all Cameron U.S. Benefit Plans have been maintained and operated in accordance with their terms, and, to the knowledge of Cameron, there have been no breaches of fiduciary duty in connection with Cameron Benefit Plans;

(v) there are no pending or, to the knowledge of Cameron, threatened claims against or otherwise involving any Cameron U.S. Benefit Plan, and no suit, action or other litigation (excluding claims for benefits incurred in the ordinary course of Cameron Benefit Plan activities) is pending against or with respect to any such Cameron Benefit Plan;

(vi) there are no pending audits or investigations by any Governmental Entity involving any Cameron U.S. Benefit Plan;

(vii) all material contributions required to be made as of the date hereof to Cameron U.S. Benefit Plans have been made or provided for;

(viii) Cameron has not engaged in a transaction with respect to any Cameron U.S. Benefit Plan for which it would reasonably be expected to be subject (either directly or indirectly) to a liability for either a civil penalty assessed pursuant to Section 502(i) of ERISA or a Tax imposed by Section 4975 of the Code;

(ix) since January 1, 2005, each nonqualified deferred compensation plan or arrangement has been maintained in good faith operational compliance with Section 409A of the Code and, as of December 31, 2014, each nonqualified deferred compensation plan or arrangement is in documentary compliance with Section 409A of the Code, except for such noncompliance that may be corrected under IRS Notice 2008-113 or IRS Notice 2010-6 (without material liability to Schlumberger);

(x) (A) with respect to Cameron U.S. Benefit Plans or any “employee pension benefit plans,” as defined in Section 3(2) of ERISA, that are subject to Title IV of ERISA and have been maintained or contributed to within six years prior to the date hereof by Cameron, any of its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Cameron or any of its Subsidiaries under Section 414(b), (c), (m) or (o) of the Code (a “Cameron ERISA affiliate”), neither Cameron nor any Cameron ERISA affiliate has incurred any direct or indirect liability under Title IV of ERISA in connection with any termination thereof or withdrawal therefrom which remains unsatisfied, (B) with respect to Cameron U.S. Benefits Plans, none has failed to meet the minimum funding standards within the meaning of Section 412 of the Code or Section 302 of ERISA, whether or not waived, (C) with respect to Cameron U.S. Benefit Plans, since January 1, 2013, there has been no “reportable event,” as that term is defined in Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, and (D) with respect to Cameron U.S. Benefit Plans, the minimum funding standards of Section 412 of the Code have been satisfied and there are no restrictions on the payment or accrual of benefits under Section 436 of the Code and such plan is not in “at risk” status for the current plan year under Section 430(i) of the Code;

(xi) all individuals who performed any compensatory services for Cameron or any Subsidiary of Cameron, whether as an employee, independent contractor or “leased employee” (as defined in Section 414(n) of the Code) are, and have been, properly classified for purposes of withholding Taxes and eligibility to participate in, and coverage under, any Cameron U.S. Benefit Plan;

(xii) with respect to each Cameron U.S. Benefit Plan which is a group health plan, Cameron and each of the Cameron ERISA affiliates have complied in all material respects with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), and the applicable COBRA regulations, (ii) the applicable requirements of the Health Insurance Portability and Accountability Act of 1996 and the regulations thereunder, and (iii) and the Patient Protection and Affordable Care Act of 2010, as amended (“PPACA”) and the regulations thereunder, and neither Cameron nor any Cameron ERISA affiliate has incurred any liability under Section 4980 of the Code or the excise tax or penalty provisions of PPACA;

(xiii) Cameron, its Subsidiaries and any Cameron ERISA affiliate, since December 31, 2014, (i) have calculated the hours of service for employees of Cameron and any of its Subsidiaries in accordance with

Section 4980H of the Code and the regulations thereunder and maintained appropriate documentation thereof and (ii) have or have made arrangements to properly document and report health insurance coverage information in compliance with Sections 6055 and 6056 of the Code; and

(xiv) neither Cameron nor any of its Subsidiaries nor any Cameron ERISA affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a “multiemployer plan” within the meaning of Section 3(37) of ERISA, a “multiple employer welfare association” within the meaning of Section 3(40) of ERISA or a “voluntary employees’ beneficiary association” within the meaning of Section 501(c)(9) of the Code.

(c) Except as provided in Section 5.12(c) of the Cameron Disclosure Letter, no Cameron U.S. Benefit Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Cameron or any Subsidiary of Cameron for periods extending beyond their retirement date or other termination of service other than (i) coverage mandated by Applicable Law, (ii) death benefits under any “pension plan” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary). Except as would not have, individually or in the aggregate, a Cameron Material Adverse Effect, each Cameron U.S. Benefit Plan which provides post-employment medical, surgical, hospitalization, death or similar benefits may be unilaterally amended or terminated by Cameron without material liability, except as to claims incurred prior to amendment or termination.

(d) Except as provided in Section 5.12(d) of the Cameron Disclosure Letter, the execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby will not (either alone or upon the occurrence of any additional or subsequent events) (i) result in any payment becoming due to any employee, former employee or group of employees or former employees, of Cameron or any of its Subsidiaries, (ii) increase any benefits otherwise payable under any Cameron Benefit Plans, (iii) result in the acceleration of the time of payment or vesting of any such benefits or (iv) result in the incurrence or acceleration of any other obligation related to the Cameron Benefit Plans or to any employee, former employee or group of employees or former employees, including the payment of any “excess parachute payments” within the meaning of Section 280G of the Code.

(e) Section 5.12(e) of the Cameron Disclosure Letter contains a list of all funded Cameron Benefit Plans with assets containing stock or other securities issued by Cameron or any of its Subsidiaries.

(f) With respect to each Cameron Benefit Plan that is not a Cameron U.S. Benefit Plan (each a “Cameron Foreign Benefit Plan” and collectively, the “Cameron Foreign Benefit Plans”), except as would not have, individually or in the aggregate, a Cameron Material Adverse Effect, (i) each such Cameron Foreign Benefit Plan is in material compliance with all Applicable Laws and has been operated in accordance with its terms, (ii) all contributions required to have been made under such Cameron Foreign Benefit Plans have been timely made and all liabilities thereunder have been properly accrued on the most recent financial statements of Cameron and its Subsidiaries, and (iii) each Cameron Foreign Benefit Plan is either fully funded or a fully insured plan.

Section 5.13 Labor Matters.

(a) To the knowledge of Cameron, there are no organizational efforts with respect to the formation of a collective bargaining unit presently being made or threatened. Within 20 business days after the date hereof, Cameron will provide Schlumberger US and Schlumberger with a true and correct copy of any material collective bargaining agreements or similar contract, agreement or understanding with a labor union or similar labor organization.

(b) Except for such matters as have not had and would not reasonably be expected to have a Cameron Material Adverse Effect, (i) Cameron and its Subsidiaries have complied with all Applicable Laws respecting the employment of labor; (ii) neither Cameron nor any Subsidiary of Cameron has received any written complaint of any unfair labor practice or other unlawful employment practice or any written notice of any violation of any Applicable Law with respect to the employment of individuals by, or the employment practices of, Cameron or any Subsidiary of Cameron or the work conditions or the terms and conditions of employment and wages and hours of their respective businesses and (iii) there are no unfair labor practice charges or other employee related complaints against Cameron or any Subsidiary of Cameron pending or, to the knowledge of Cameron, threatened, before any Governmental Entity by or concerning the employees working in their respective businesses.

Section 5.14 Properties. Except as has not had and as would not reasonably be expected to have a Cameron Material Adverse Effect, (a) each of Cameron and its Subsidiaries has good and marketable title to, or valid leasehold interests in, all properties and assets purported to be owned or leased by it, respectively, in the Cameron Reports, except for such properties and assets as are no longer used or useful in the conduct of its businesses or as have been disposed of in the ordinary course of business, and there are no outstanding options or rights of first refusal to purchase any of such properties or assets or interests therein; (b) all such assets and properties are free and clear of all Liens (other than Permitted Liens); (c) each of Cameron and its Subsidiaries has complied with the terms of all leases, subleases, easements, licenses and other occupancy agreements to which it is a party and under which it is in occupancy, and all such agreements are in full force and effect; and (d) each of Cameron and its Subsidiaries enjoys peaceful and undisturbed possession under all such agreements.

Section 5.15 Environmental Matters. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect:

(a) Cameron and each of its Subsidiaries has been and is in compliance with all orders of any court, Governmental Entity or arbitration board or tribunal applicable to it and any Applicable Law (including common law) related to (i) pollutants, contaminants, hazardous, toxic or radioactive substances or wastes (including petroleum, asbestos and silica) (“Hazardous Materials”), or (ii) human health, worker safety, process safety, mine safety, product safety and stewardship, exploration, production and mining activities (including reclamation obligations), natural resources, the environment, or climate (“Environmental Laws”).

(b) Cameron and each Subsidiary of Cameron hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all Governmental Entities required under Environmental Laws for the conduct of their respective businesses (the “Cameron Environmental Permits”). All Cameron Environmental Permits are in full force and effect and there exists no default thereunder or breach thereof, and Cameron has no notice or knowledge that such Cameron Environmental Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Cameron, threatened to give, any action to terminate, cancel or reform any Cameron Environmental Permit.

(c) No judicial or administrative proceedings or governmental investigations or employee or third party claims are pending or, to the knowledge of Cameron, threatened in writing against Cameron or its Subsidiaries that allege the violation of or seek to impose liability pursuant to any Environmental Law.

(d) Neither Cameron nor any of its Subsidiaries has (i) received any notice of noncompliance with, violation of, or liability or potential liability under any Environmental Law that remains unresolved or (ii) entered into any outstanding consent decree or order or is subject to any outstanding order of any court or Governmental Entity or tribunal under any Environmental Law or relating to the cleanup of or other obligation with respect to any Hazardous Materials.

(e) There are no Hazardous Materials at, in, under or migrating to or from properties owned or leased by Cameron or each Subsidiary that require removal or remediation under Environmental Laws.

(f) Neither Cameron nor its Subsidiaries has been named as a defendant in any litigation, or has received written notice of noncompliance, violation, liability or potential liability from any Governmental Entity, based on exposure to Hazardous Materials.

Section 5.16 Intellectual Property. Except as has not had and as would not reasonably be expected to have a Cameron Material Adverse Effect, Cameron and its Subsidiaries own or possess adequate licenses or other valid rights to use all patents, patent applications, patent rights, know-how, trade secrets, trademarks, trademark rights, trade names, trade dress, trade name rights, service marks, service mark rights, copyrights, software, domain names, computer programs, technical know-how and other proprietary intellectual property rights (collectively, “Intellectual Property Rights”) necessary for the conduct of their respective businesses as currently being conducted. There are no assertions or claims challenging the validity of any Intellectual Property Rights that are reasonably expected to have, individually or in the aggregate, a Cameron Material Adverse Effect. No claims are pending or, to the knowledge of Cameron, threatened that Cameron and its Subsidiaries are infringing or otherwise adversely affecting the rights of any person with regard to any Intellectual Property Rights, except for any such claims that, individually or in the aggregate, have not had and would not reasonably be expected to have a Cameron Material Adverse Effect. The conduct of Cameron’s and its Subsidiaries’ respective businesses as currently conducted does not conflict with, violate, or infringe any Intellectual Property Rights of a third party, except for any such claims that, individually or in the aggregate, have not had and would not reasonably be expected to have a Cameron Material Adverse Effect. There is no infringement of any proprietary right owned by or licensed by or to Cameron or any of its Subsidiaries that is reasonably expected to have, individually or in the aggregate, a Cameron Material Adverse Effect.

Section 5.17 Decrees, Etc. Except for such matters as have not had and would not reasonably be expected to have a Cameron Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Cameron or any of its Subsidiaries that continues to be in effect that affects the ownership or operation of any of their respective assets or that involves an amount greater than $10 million and (b) since December 31, 2012, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Cameron or any of its Subsidiaries.

Section 5.18 Insurance. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect, Cameron and its Subsidiaries maintain insurance policies, including with respect to fire, liability, workers’ compensation, and title insurance, containing coverages in such amounts and against such losses as are customary in the industries in which Cameron and its Subsidiaries operate on the date hereof. Except as have not had and would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect, all such policies (or substitute policies with substantially similar terms and underwritten by insurance carriers with substantially similar or higher ratings) are in full force and effect, and (ii) all premiums with respect thereto covering all periods up to and including the Closing Date have been (or, if not yet due as of the date hereof, will prior to the Closing Date be) paid.

Section 5.19 No Brokers. Cameron has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of Cameron, Schlumberger or their respective affiliates to pay any finder’s fees, brokerage or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Merger and the other transactions contemplated by this Agreement, except that Cameron has retained Credit Suisse Securities (USA) LLC as its financial advisor, the arrangements with which have been disclosed to Schlumberger prior to the date hereof.

Section 5.20 Schlumberger Stock Ownership. Neither Cameron nor any of its Subsidiaries owns any shares of capital stock of Schlumberger or any other securities convertible into or otherwise exercisable for shares of capital stock of Schlumberger.

Section 5.21 Vote Required. The only vote of the holders of any class or series of Cameron capital stock necessary to adopt and approve this Agreement and the transactions contemplated by this Agreement (including the Merger) is the affirmative vote of the holders of at least a majority of the outstanding shares of Cameron Common Stock (such approval being referred to as the “Cameron Stockholder Approval”).

Section 5.22 Certain Contracts. For purposes of this Agreement, “Material Contract” means any Contract required to be filed pursuant to Item 601(b)(2), (4), (9) or (10) of Regulation S-K under the Securities Act regardless of when such Contract is executed or in effect. Except as set forth as an exhibit to the Cameron Reports, as of the date hereof, neither Cameron nor any of its Subsidiaries is a party to or bound by any Material Contract. As of the date of this Agreement, except as would not, individually or in the aggregate, reasonably be expected to have, a Cameron Material Adverse Effect and except with respect to any agreement, lease, easement, license, contract, note, mortgage, indenture or other legally binding obligation (each, a “Contract”) that has previously expired in accordance with its terms, been terminated, restated or replaced, each Material Contract is a valid and binding obligation of Cameron or one of its Subsidiaries, as the case may be, and is in full force and effect, and neither Cameron nor any of its Subsidiaries nor, to the knowledge of Cameron, any other party thereto, is in default or breach under the terms of any such Material Contract.

Section 5.23 Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect:

(a) Cameron and its affiliates have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under Applicable Laws, including the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), Section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”) and by the U.S. Nuclear Regulatory Commission, and any similar rules or regulations of the European Union or other jurisdiction. To the knowledge of Cameron, neither Cameron, nor any of its affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of,  provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person. For the purposes of this Agreement, “Prohibited Person” means (i) any individual or entity that has been determined by competent authority to be the subject of a prohibition on such conduct in any law, regulation, rule, or executive order administered by OFAC; (ii) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes; (iii) any individual or entity that acts on behalf of or is owned or controlled by the government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (iv) any individual or entity that has been identified on the Annex to Executive Order 13224 or the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time; or (v) any individual or entity that has been designated on any similar list or order published by the U.S. Government.

(b) Cameron and its affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with Applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(c) No civil or criminal penalties have been imposed on Cameron or any of its affiliates with respect to violations of Applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to the U.S. Government or any other Governmental Entity.

(d) To Cameron’s knowledge, Cameron and its affiliates have not been since January 1, 2012 and, to the knowledge of Cameron, are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any Applicable Laws relating to export controls or trade sanctions.

(e) Neither the U.S. Government nor any other Governmental Entity has notified Cameron or any of its affiliates in writing since January 1, 2012 of any actual or alleged violation or breach of any Applicable Laws relating to export controls or trade sanctions.

(f) To Cameron’s knowledge, none of Cameron or its affiliates has undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to Cameron’s or any of its affiliates’ export activity that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity.

Section 5.24 Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect:

(a) Cameron and its affiliates, directors, officers and employees have complied with the U.S. Foreign Corrupt Practices Act of 1977, as amended (15 U.S.C. §§ 78a et seq. (1997 and 2000)) (the “Foreign Corrupt Practices Act”), and any other applicable anticorruption or antibribery laws. Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Cameron nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly offered, paid, promised to pay or authorized the payment of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors and services, to a Foreign Government Official or any other person while knowing or having a reasonable belief that all or some portion would be used for the purpose of: (A) influencing any act or decision of a Foreign Government Official, including a decision to fail to perform official functions, (B) inducing any Foreign Government Official to do or omit to do any act in violation of the lawful duty of such official, or (C) inducing any Foreign Government Official to use influence with any government, department, agency or instrumentality in order to assist Cameron in obtaining or retaining business with, or directing business to any person or otherwise securing for any person an improper advantage. For the purposes of this Agreement, “Foreign Government Official” means (i) any officer or employee of a non-U.S. Governmental Entity or any public international organization; (ii) any person acting in an official capacity for or on behalf of a non-U.S. Governmental Entity or any public international organization; (iii) any candidate for foreign political office; or (iv) any foreign political party or official thereof.

(b) Cameron and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures designed to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws.

(c) No civil or criminal penalties have been imposed on Cameron or any of its affiliates with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws nor have any voluntary disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(d) To Cameron’s knowledge, Cameron and its affiliates have not been since January 1, 2012 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws. Neither Cameron nor any of its affiliates are participating in any investigation by a Governmental Entity relating to alleged violations by Cameron or its affiliates of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(e) Neither the U.S. Government nor any other Governmental Entity has notified Cameron or any of its affiliates in writing since January 1, 2012 of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery law.

Section 5.25 Charter Provisions; Takeover Laws. Assuming the accuracy of the representations and warranties set forth in Section 6.10 and Section 7.10, Cameron has taken all action necessary to render the restrictions on business combinations set forth in Article Fifth of Cameron’s certificate of incorporation inapplicable to this Agreement, the Merger and the other transactions contemplated by this Agreement. Assuming the accuracy of the representations and warranties set forth in Section 6.10 and Section 7.10, no “fair price,” “moratorium,” “business combination” or “control share acquisition” statute or other similar statute or regulation (including Section 203 of the DGCL) is applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 5.26 Relationships with Customers and Suppliers. Since December 31, 2014, no customer or supplier of Cameron or any of its Subsidiaries has canceled or otherwise terminated, or provided notice, whether in writing or otherwise, to Cameron or any of its Subsidiaries of its intent, or, to the knowledge of Cameron, threatened, to terminate its relationship with Cameron or the applicable Subsidiary, or, since December 31, 2014, decreased or limited or provided notice to Cameron or any of its Subsidiaries of its intent, or, to the knowledge of Cameron, threatened, to decrease or limit its purchases from or sales to Cameron or any of its Subsidiaries, in each case except as would not, individually or in the aggregate, reasonably be expected to result in a Cameron Material Adverse Effect.

Article 6

REPRESENTATIONS AND WARRANTIES

OF SCHLUMBERGER US AND MERGER SUB

Except as (i) set forth in the disclosure letter delivered to Cameron by Schlumberger US at or prior to the execution hereof (the “Schlumberger US Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken, subject to Section 11.10, or (ii) as disclosed in the Schlumberger Reports filed or furnished after December 31, 2014 and prior to the date hereof (excluding any disclosures in such Schlumberger Reports in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature), each of Schlumberger US and Merger Sub represents and warrants to Cameron that:

Section 6.1 Organization; Good Standing and Qualification. Each of Schlumberger US and Merger Sub is a legal entity duly organized, validly existing and in good standing under the laws of its respective jurisdiction of organization and has all requisite corporate or limited liability company power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Schlumberger US has made available to Cameron true and correct copies of the certificate of incorporation and bylaws of Schlumberger US and the certificate of formation and limited liability company agreement of Merger Sub, each as amended to date, and each as so delivered is in full force and effect.

Section 6.2 Authorization, Validity and Enforceability.

(a) Each of Schlumberger US and Merger Sub has all requisite corporate or limited liability company power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by each of Schlumberger US and Merger Sub, and the consummation by each of Schlumberger US and Merger Sub of the transactions contemplated by this Agreement, including the Merger as described in this Agreement, have been duly authorized by all requisite corporate or limited liability company action on behalf of Schlumberger US and Merger Sub. This Agreement has been duly executed and delivered by each of Schlumberger US and Merger Sub and constitutes the valid and legally binding obligation of each of Schlumberger US and Merger Sub, enforceable against each of Schlumberger US and Merger Sub in accordance with its terms.

(b) The Boards of Directors of Schlumberger US and Merger Sub have each unanimously (i) determined that this Agreement and the Merger are advisable and (ii) approved and adopted this Agreement and approved the transactions contemplated hereby, including the Merger.

Section 6.3 Capitalization. All of the outstanding member interests of Merger Sub are owned directly by Schlumberger US, free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such member interests).

Section 6.4 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect:

(a) Neither Schlumberger US nor any of its Subsidiaries is in violation of any Applicable Laws, and no claim is pending or, to the knowledge of Schlumberger US, threatened with respect to any such matters.

(b) Schlumberger US and each Subsidiary of Schlumberger US hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the conduct of their respective businesses (the “Schlumberger US Permits”). All Schlumberger US Permits are in full force and effect and there exists no default thereunder or breach thereof, and Schlumberger US has no notice or knowledge that such Schlumberger US Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Schlumberger US, threatened to give, any action to terminate, cancel or reform any Schlumberger US Permit.

(c) Schlumberger US and each Subsidiary of Schlumberger US possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its and its Subsidiaries’ assets. There exists no default or breach with respect to, and no person or Governmental Entity has taken or, to the knowledge of Schlumberger US, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization.

This Section 6.4 does not relate to export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Sections 6.11 and 6.12, respectively.

Section 6.5 No Conflict.

(a) The execution, delivery and performance by Schlumberger US and Merger Sub of this Agreement does not, and the consummation by Schlumberger US and Merger Sub of the Merger and the other transactions contemplated by this Agreement in accordance with the terms hereof will not, (i) conflict with or result in a breach of any provisions of the certificate of incorporation or bylaws of Schlumberger US or the certificate of formation or limited liability company agreement of Merger Sub, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the suspension, termination or cancellation, or in a right of suspension, termination or cancellation of, or give rise to a right of purchase or a right of additional payment under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Schlumberger US or any of its Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Schlumberger US or any of its Subsidiaries under, any of the terms, conditions or provisions of, any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Schlumberger US or any of its Subsidiaries is a party, or by which Schlumberger US or any of its Subsidiaries or any of their properties or assets is bound or affected, or (iii) subject to the filings and other matters referred to in Section 6.5(b), contravene or conflict with or constitute a violation of any provision of any Applicable Law, except, in the case of matters described in clause (ii) or (iii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Schlumberger Material Adverse Effect.

(b) Other than those required under or in relation to (i) the DGCL and the Delaware LLC Act with respect to the filing of the Certificate of Merger, (ii) rules and regulations of the NYSE, (iii) the HSR Act, the EC Merger Regulation and such applicable competition, antitrust or premerger notification laws of the other jurisdictions set forth in Section 6.5 of the Schlumberger US Disclosure Letter, (iv) the Securities Act, (v) the Exchange Act, (vi) state securities or “Blue Sky” laws and (vii) other Governmental Entities having jurisdiction over the Merger set forth in Section 6.5 of the Schlumberger US Disclosure Letter, neither the execution, delivery or performance by Schlumberger US and Merger Sub of this Agreement, nor the consummation by Schlumberger US and Merger Sub of the other transactions contemplated by this Agreement in accordance with the terms hereof, will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Entity, except for any consent, approval, qualification or authorization the failure of which to obtain and for any filing or registration the failure of which to make has not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect.

Section 6.6 Information Supplied.

(a) None of the information supplied or to be supplied by Schlumberger US for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Cameron stockholders or at the time of the Cameron Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy Statement/Prospectus supplied by Schlumberger US will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(b) Notwithstanding the foregoing provisions of this Section 6.6, no representation or warranty is made by Schlumberger US with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by Cameron for inclusion or incorporation by reference therein.

Section 6.7 SEC Documents; Financial Statements. Neither Schlumberger US nor any Subsidiary of Schlumberger US is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC. Neither Schlumberger US nor any Subsidiary of Schlumberger US is, or since January 1, 2012 has been, subject to any requirement to file periodic reports under the Exchange Act.

Section 6.8 Litigation. There are no (a) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the knowledge of Schlumberger US, threatened against Schlumberger US or any of its Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger US or any of its Subsidiaries or other affiliates, in each case, for whom Schlumberger US or any of its Subsidiaries may be liable, or (b) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating thereto, pending or, to the knowledge of Schlumberger US, threatened before any Governmental Entity or arbitrator against Schlumberger US or any of its Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger US or any of its Subsidiaries or other affiliates, in each case, for whom Schlumberger US or any of its Subsidiaries may be liable, except in the case of either clause (a) or (b), for those that would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect. None of Schlumberger US or any of its Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger US or any of its Subsidiaries or other affiliates, in each case, for whom Schlumberger US or any of its Subsidiaries may be liable, is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect. This Section 6.8 does not relate to export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Sections 6.11 and 6.12, respectively.

Section 6.9 Absence of Certain Changes. Since December 31, 2014, there has not been any Schlumberger Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect.

Section 6.10 Cameron Stock Ownership. Neither Schlumberger US nor any of its Subsidiaries owns any shares of capital stock of Cameron or any other securities convertible into or otherwise exercisable for shares of capital stock of Cameron.

Section 6.11 Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect:

(a) Schlumberger US and its affiliates have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under Applicable Laws, including the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, OFAC, the U.S. Nuclear Regulatory Commission and any similar rules or regulations of the European Union or other jurisdiction. To the knowledge of Schlumberger US, neither Schlumberger US, nor any of its affiliates, shareholders, directors, officers or employees have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

(b) Schlumberger US and its affiliates have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with Applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(c) No civil or criminal penalties have been imposed on Schlumberger US or any of its affiliates with respect to violations of Applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to the U.S. Government or any other Governmental Entity.

(d) To Schlumberger US’ knowledge, Schlumberger US and its affiliates have not been since January 1, 2012 and, to the knowledge of Schlumberger US, are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any Applicable Laws relating to export controls or trade sanctions.

(e) Neither the U.S. Government nor any other Governmental Entity has notified Schlumberger US or any of its affiliates in writing since January 1, 2012 of any actual or alleged violation or breach of any Applicable Laws relating to export controls or trade sanctions.

(f) To Schlumberger US’ knowledge, none of Schlumberger US or its affiliates has undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to Schlumberger US’ or any of its affiliates’ export activity that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity.

Section 6.12 Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect:

(a) Schlumberger US and its affiliates, directors, officers and employees have complied with the Foreign Corrupt Practices Act and any other applicable anticorruption or antibribery laws. Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Schlumberger US nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf have directly or indirectly offered, paid, promised to pay or authorized the payment of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors and services, to a Foreign Government Official or any other person while knowing or having a reasonable belief that all or some portion would be used for the purpose of: (A) influencing any act or decision of a Foreign Government Official, including a decision to fail to perform official functions, (B) inducing any Foreign Government Official to do or omit to do any act in violation of the lawful duty of such official, or (C) inducing any Foreign Government Official to use influence with any government, department, agency or instrumentality in order to assist Schlumberger US in obtaining or retaining business with, or directing business to any person or otherwise securing for any person an improper advantage.

(b) Schlumberger US and its affiliates have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws.

(c) No civil or criminal penalties have been imposed on Schlumberger US or any of its affiliates with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws nor have any voluntary disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(d) To Schlumberger US’ knowledge, Schlumberger US and its affiliates have not been since January 1, 2012 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws. Neither Schlumberger US nor any of its affiliates are participating in any investigation by a Governmental Entity relating to alleged violations by Schlumberger US or its affiliates of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(e) The U.S. Government has not notified Schlumberger US or any of its affiliates in writing since January 1, 2012 of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery law.

Section 6.13 Status of Merger Sub. Merger Sub was formed solely for the purpose of participating in the Merger and has conducted no activities to date other than in connection with the Merger.

Section 6.14 Decrees, Etc. Except for such matters as have not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Schlumberger US or any of its Subsidiaries that continues to be in effect that affects the ownership or operation of any of their respective assets or that involves an amount greater than $25 million and (b) since December 31, 2012, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Schlumberger US or any of its Subsidiaries.

Section 6.15 Sufficient Funds. Schlumberger US shall have, as of the Closing Date, sufficient funds on hand with which to pay the cash portion of the Merger Consideration and consummate the transactions contemplated by this Agreement.

Article 7

REPRESENTATIONS AND WARRANTIES

OF SCHLUMBERGER

Except (i) as set forth in the disclosure letter delivered to Cameron by Schlumberger at or prior to the execution hereof (the “Schlumberger Disclosure Letter”) and making reference to the particular subsection of this Agreement to which exception is being taken, subject to Section 11.10, or (ii) as disclosed in the Schlumberger Reports filed or furnished after December 31, 2014 and prior to the date hereof (excluding any disclosures in such Schlumberger Reports in any risk factors section, in any section related to forward looking statements and other disclosures that are predictive or forward-looking in nature), Schlumberger represents and warrants to Cameron that:

Section 7.1 Organization; Good Standing and Qualification. Schlumberger is a legal entity duly organized, validly existing and, to the extent applicable, in good standing under the laws of its jurisdiction of organization and has all requisite corporate power and authority to own, operate and lease its properties and assets and to carry on its business as now conducted. Schlumberger has made available to Cameron true and correct copies of the articles of incorporation and bylaws of Schlumberger, each as amended to date, and each as so delivered is in full force and effect.

Section 7.2 Authorization, Validity and Enforceability.

(a) Schlumberger has all requisite corporate power and authority to execute and deliver this Agreement and all other agreements and documents contemplated hereby to which it is a party and to consummate the transactions contemplated hereby and thereby (including the Merger). The execution and delivery of this Agreement by Schlumberger, and the consummation by Schlumberger of the transactions contemplated by this Agreement, including the Merger and the issuance by Schlumberger of shares of Schlumberger Common Stock as described in this Agreement, have been duly authorized by all requisite corporate action on behalf of Schlumberger. This Agreement has been duly executed and delivered by Schlumberger and constitutes the valid and legally binding obligation of Schlumberger, enforceable against Schlumberger in accordance with its terms.

(b) The Board of Directors of Schlumberger, at a meeting duly called and held on or prior to the date hereof, has unanimously approved and adopted this Agreement and approved the transactions contemplated hereby, including the Merger and the issuance by Schlumberger of shares of Schlumberger Common Stock as described in this Agreement.

Section 7.3 Capitalization. Schlumberger may issue up to 4,500,000,000 shares of Schlumberger Common Stock and 200,000,000 shares of preferred stock, par value $0.01 per share (“Schlumberger Preferred Stock”). As of August 21, 2015, there were (a) 1,265,382,984 outstanding shares of Schlumberger Common Stock and 168,829,180 shares of Schlumberger Common Stock held in the treasury of Schlumberger, (b) 45,137,280 shares of Schlumberger Common Stock are reserved for issuance under outstanding awards under employee benefits or stock and incentive plans of Schlumberger, and (c) no issued or outstanding shares of Schlumberger Preferred Stock. All of the issued and outstanding shares of Schlumberger Common Stock have been duly authorized and validly issued and are fully paid and nonassessable. The shares of Schlumberger Common Stock to be issued in connection with the Merger, when issued in accordance with this Agreement, will be duly authorized and validly issued and will be fully paid and nonassessable. Except (i) as set forth in this Section 7.3 or (ii) for changes since the close of business on August 21, 2015 resulting from the exercise of employee stock options outstanding on such date, there are outstanding (A) no shares of capital stock, other voting securities or other ownership interests in Schlumberger and (B) (1) no options, warrants or other rights to acquire from Schlumberger any capital stock, voting securities or other ownership interests in, or any securities convertible into or exchangeable for, capital stock, voting securities or ownership interests in, Schlumberger and (2) no preemptive or similar rights, subscription or other rights, convertible securities, agreements, arrangements or commitments of any character, relating to the capital stock of Schlumberger, obligating Schlumberger to issue, transfer or sell any capital stock, voting securities or ownership interests in, or any securities convertible into or exchangeable for capital stock, voting securities or other ownership interests in, Schlumberger or obligating Schlumberger to grant, extend or enter into any such option, warrant, subscription or other right, convertible security, agreement, arrangement or commitment (the items in the foregoing subclauses (A) and (B) being referred to collectively as “Schlumberger Securities”). Except as required by the terms of any employee stock options or other stock-based awards, there are no outstanding obligations of Schlumberger or any of its Subsidiaries other than Schlumberger US and the Subsidiaries of Schlumberger US (collectively, the “Non-Schlumberger US Subsidiaries”) to repurchase, redeem or otherwise acquire any Schlumberger Securities. All of the outstanding common stock of Schlumberger

US is owned, directly or indirectly, by Schlumberger, free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such common stock).

Section 7.4 Compliance with Laws; Permits. Except for such matters as, individually or in the aggregate, have not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect:

(a) Neither Schlumberger nor any of the Non-Schlumberger US Subsidiaries is in violation of any Applicable Laws, and no claim is pending or, to the knowledge of Schlumberger, threatened with respect to any such matters.

(b) Schlumberger and each Non-Schlumberger US Subsidiary hold all permits, licenses, certifications, variations, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the conduct of their respective businesses (the “Schlumberger Permits”). All Schlumberger Permits are in full force and effect and there exists no default thereunder or breach thereof, and Schlumberger has no notice or knowledge that such Schlumberger Permits will not be renewed in the ordinary course after the Effective Time. No Governmental Entity has given, or to the knowledge of Schlumberger, threatened to give, any action to terminate, cancel or reform any Schlumberger Permit.

(c) Schlumberger and each Non-Schlumberger US Subsidiary possess all permits, licenses, operating authorities, orders, exemptions, franchises, variances, consents, approvals or other authorizations required for the present ownership and operation of all its and the Non-Schlumberger US Subsidiaries’ assets. There exists no default or breach with respect to, and no person or Governmental Entity has taken or, to the knowledge of Schlumberger, threatened to take, any action to terminate, cancel or reform any such permit, license, operating authority, order, exemption, franchise, variance, consent, approval or other authorization.

This Section 7.4 does not relate to export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Sections 7.12 and 7.13, respectively.

Section 7.5 No Conflict.

(a) The execution, delivery and performance by Schlumberger of this Agreement does not, and the consummation by Schlumberger of the transactions contemplated by this Agreement in accordance with the terms hereof will not, (i) conflict with or result in a breach of any provisions of the articles of incorporation or bylaws of Schlumberger, (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the suspension, termination or cancellation, or in a right of suspension, termination or cancellation of, or give rise to a right of purchase or a right of additional payment under, or accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Schlumberger or any of the Non-Schlumberger US Subsidiaries under, or result in being declared void, voidable, or without further binding effect, or otherwise result in a detriment to Schlumberger or any of the Non-Schlumberger US Subsidiaries under, any of the terms, conditions or provisions of, any loan or credit agreement, note, bond, mortgage, indenture, deed of trust, license, concession, franchise, permit, lease, contract, agreement, joint venture or other instrument or obligation to which Schlumberger or any of the Non-Schlumberger US Subsidiaries is a party, or by which Schlumberger or any of the Non-Schlumberger US Subsidiaries or any of their properties or assets is bound or affected, or (iii) subject to the filings and other matters referred to in Section 7.5(b), contravene or conflict with or constitute a violation of any provision of any Applicable Law, except, in the case of matters described in clause (ii) or (iii), as have not had and would not reasonably be expected to have, individually or in the aggregate, a Schlumberger Material Adverse Effect.

(b) Other than those required under or in relation to (i) the DGCL and the Delaware LLC Act with respect to the filing of the Certificate of Merger, (ii) rules and regulations of the NYSE, (iii) the HSR Act, the EC Merger Regulation and such applicable competition, antitrust or premerger notification laws of the other jurisdictions set forth in Section 7.5 of the Schlumberger Disclosure Letter, (iv) the Securities Act, (v) the Exchange Act,

(vi) state securities or “Blue Sky” laws and (vii) other Governmental Entities having jurisdiction over the Merger set forth in Section 7.5 of the Schlumberger Disclosure Letter, neither the execution, delivery or performance by Schlumberger of this Agreement, nor the consummation by Schlumberger of the other transactions contemplated by this Agreement in accordance with the terms hereof, will require any consent, approval, qualification or authorization of, or filing or registration with, any Governmental Entity, except for any consent, approval, qualification or authorization the failure of which to obtain and for any filing or registration the failure of which to make has not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect.

Section 7.6 SEC Documents; Financial Statements.

(a) Schlumberger has filed or furnished all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and any amendments thereto) required to be so filed or furnished by it with the SEC since January 1, 2012 (collectively, the “Schlumberger Reports”) and has made available to Cameron each such document it has so filed or furnished, in the form filed with or furnished to the SEC. No Non-Schlumberger US Subsidiary is required to file any registration statement, prospectus, report, schedule, form, statement or any other document with the SEC. No Non-Schlumberger US Subsidiary is, or since January 1, 2012 has been, subject to any requirement to file periodic reports under the Exchange Act. As of their respective dates (or, if amended, as of the date of such amendment), the Schlumberger Reports complied in all material respects with the applicable requirements of the Exchange Act, the Securities Act and the rules and regulations thereunder and complied in all material respects with applicable accounting standards. As of their respective dates (or, if amended, as of the date of such amendment), the Schlumberger Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated balance sheets included in or incorporated by reference into the Schlumberger Reports (including the related notes and schedules) fairly presents, in all material respects, the consolidated financial position of Schlumberger and its Subsidiaries as of its date, and each of the consolidated statements of operations, cash flows and changes in stockholders’ equity included in or incorporated by reference into the Schlumberger Reports (including any related notes and schedules) fairly presents, in all material respects, the results of operations, cash flows or changes in stockholders’ equity, as the case may be, of Schlumberger and its Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to (i) such exceptions as may be permitted by Form 10-Q of the SEC and (ii) normal year-end audit adjustments which have not been and are not expected to be material), in each case in accordance with GAAP consistently applied during the periods involved, except as may be noted therein.

(c) There are no liabilities or obligations of Schlumberger or any of its Subsidiaries (whether accrued, absolute, contingent or otherwise and whether or not required to be disclosed) that would reasonably be required to be reflected on, or reserved against in, a balance sheet of Schlumberger or in the notes thereto prepared in accordance with GAAP, other than liabilities or obligations to the extent (i) (A) reflected or reserved against on the consolidated balance sheet of Schlumberger or (B) readily apparent in the notes thereto, in each case included in Schlumberger’s annual report on Form 10-K for the year ended December 31, 2014, (ii) liabilities or obligations incurred in the ordinary course of business since December 31, 2014 or (iii) liabilities or obligations which have not had and would not reasonably be expected to have, individually or in the aggregate, a Schlumberger Material Adverse Effect.

Section 7.7 Information Supplied.

(a) None of the information supplied or to be supplied by Schlumberger for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement/Prospectus will, on the date it is first mailed to Cameron stockholders or at the time of the Cameron Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The portions of the Proxy Statement/Prospectus supplied by Schlumberger will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

(b) Notwithstanding the foregoing provisions of this Section 7.7, no representation or warranty is made by Schlumberger with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus based on information supplied by Cameron for inclusion or incorporation by reference therein.

Section 7.8 Litigation. There are no (a) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or proceedings pending or, to the knowledge of Schlumberger, threatened against Schlumberger or any of the Non-Schlumberger US Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger or any of the Non-Schlumberger US Subsidiaries or other affiliates, in each case, for whom Schlumberger or any of the Non-Schlumberger US Subsidiaries may be liable, or (b) litigations, arbitrations, investigations or other proceedings, or injunctions or final judgments relating thereto, pending or, to the knowledge of Schlumberger, threatened before any Governmental Entity or arbitrator against Schlumberger or any of the Non-Schlumberger US Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger or any of the Non-Schlumberger US Subsidiaries or other affiliates, in each case, for whom Schlumberger or any of the Non-Schlumberger US Subsidiaries may be liable, except in the case of either clause (a) or (b), for those that would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect. None of Schlumberger or any of the Non-Schlumberger US Subsidiaries or their respective assets, or any director, officer or employee of Schlumberger or any of the Non-Schlumberger US Subsidiaries or other affiliates, in each case, for whom Schlumberger or any of the Non-Schlumberger US Subsidiaries may be liable, is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity which would, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect. This Section 7.8 does not relate to export control or trade matters or the Foreign Corrupt Practices Act, which are the subjects of Sections 7.12 and 7.13, respectively.

Section 7.9 Absence of Certain Changes. Since December 31, 2014, there has not been any Schlumberger Material Adverse Effect or any event, occurrence, change, discovery or development of a state of circumstances or facts which would, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect.

Section 7.10 Schlumberger US and Cameron Stock Ownership. Neither Schlumberger nor any of the Non-Schlumberger US Subsidiaries owns any shares of capital stock of Cameron or any other securities convertible into or otherwise exercisable for shares of capital stock of Cameron. All of the outstanding capital stock of Schlumberger US is owned indirectly by Schlumberger, free and clear of all Liens (including any restriction on the right to vote, sell or otherwise dispose of such capital stock).

Section 7.11 No Vote Required. No vote of the holders of any class or series of Schlumberger capital stock is necessary in connection with the transactions contemplated by this Agreement.

Section 7.12 Export Controls and Trade Sanctions. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect:

(a) Schlumberger and its affiliates (other than Schlumberger US and its Subsidiaries) have complied with all statutory and regulatory requirements relating to export controls and trade sanctions under Applicable Laws, including the Export Administration Regulations (15 C.F.R. Parts 730 et seq.), the International Traffic in Arms Regulations (22 C.F.R. Parts 120-130), section 999 of the Code, the Trading with the Enemy Act of 1917 (50 U.S.C. §§ 1-44), the International Emergency Economic Powers Act (50 U.S.C. §§1701–1706), the Foreign

Narcotics Kingpin Designation Act (21 U.S.C. 1901-1908, 8 U.S.C. 1182), and the regulations, rules, and executive orders administered by the U.S. Department of the Treasury, OFAC, the U.S. Nuclear Regulatory Commission and any similar rules or regulations of the European Union or other jurisdiction. To the knowledge of Schlumberger, neither Schlumberger, nor any of its affiliates, shareholders, directors, officers or employees (other than Schlumberger US and its Subsidiaries and their directors, officers or employees) have, directly or indirectly, engaged in any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods, or services to or for the benefit of, provided any payments or material assistance to, or otherwise engaged in or facilitated any transactions with a Prohibited Person.

(b) Schlumberger and its affiliates (other than Schlumberger US and its Subsidiaries) have developed and implemented an export control and trade sanctions compliance program which includes corporate policies and procedures designed to ensure compliance with Applicable Laws relating to export control and trade sanctions, including obtaining licenses or other authorizations as required for access by foreign nationals in the U.S. to controlled technology.

(c) No civil or criminal penalties have been imposed on Schlumberger or any of its affiliates (other than Schlumberger US and its Subsidiaries) with respect to violations of Applicable Laws relating to export control or trade sanctions, nor have any voluntary disclosures relating to export control and trade sanctions issues been submitted to the U.S. Government or any other Governmental Entity.

(d) To Schlumberger’s knowledge, Schlumberger and its affiliates (other than Schlumberger US and its Subsidiaries) have not been since January 1, 2012 and, to the knowledge of Schlumberger, are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of any Applicable Laws relating to export controls or trade sanctions.

(e) Neither the U.S. Government nor any other Governmental Entity has notified Schlumberger or any of its affiliates (other than Schlumberger US and its Subsidiaries) in writing since January 1, 2012 of any actual or alleged violation or breach of any Applicable Laws relating to export controls or trade sanctions.

(f) To Schlumberger’s knowledge, none of Schlumberger or its affiliates (other than Schlumberger US and its Subsidiaries) has undergone or is undergoing any internal or external audit, review, inspection, investigation, survey or examination of records relating to Schlumberger’s or any of its affiliates’ (other than Schlumberger US and its Subsidiaries) export activity that would, individually or in the aggregate, reasonably be expected to affect adversely its future export activity.

Section 7.13 Foreign Corrupt Practices Act. Except for such matters as would not, individually or in the aggregate, reasonably be expected to result in a Schlumberger Material Adverse Effect:

(a) Schlumberger and its affiliates, directors, officers and employees (other than Schlumberger US and its Subsidiaries and their directors, officers and employees) have complied with the Foreign Corrupt Practices Act and any other applicable anticorruption or antibribery laws. Except for “facilitating payments” (as such term is defined in the Foreign Corrupt Practices Act and other Applicable Laws), neither Schlumberger nor any of its affiliates, directors, officers, employees, agents or other representatives acting on its behalf (other than Schlumberger US and its Subsidiaries, directors, officers, employees, agents or other representatives acting on its behalf) have directly or indirectly offered, paid, promised to pay or authorized the payment of anything of value, including but not limited to cash, checks, wire transfers, tangible and intangible gifts, favors and services, to a Foreign Government Official or any other person while knowing or having a reasonable belief that all or some portion would be used for the purpose of: (A) influencing any act or decision of a Foreign Government Official, including a decision to fail to perform official functions, (B) inducing any Foreign Government Official to do or omit to do any act in violation of the lawful duty of such official, or (C) inducing any Foreign Government Official to use influence with any government, department, agency or instrumentality in order to assist Schlumberger in obtaining or retaining business with, or directing business to any person or otherwise securing for any person an improper advantage.

(b) Schlumberger and its affiliates (other than Schlumberger US and its Subsidiaries) have developed and implemented a Foreign Corrupt Practices Act compliance program which includes corporate policies and procedures to ensure compliance with the Foreign Corrupt Practices Act and any other applicable anticorruption and antibribery laws.

(c) No civil or criminal penalties have been imposed on Schlumberger or any of its affiliates (other than Schlumberger US and its Subsidiaries) with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws nor have any voluntary disclosures been submitted to the U.S. Government or any other Governmental Entity with respect to violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(d) To Schlumberger’s knowledge, Schlumberger and its affiliates (other than Schlumberger US and its Subsidiaries) have not been since January 1, 2012 and are not now under any administrative, civil or criminal investigation or indictment involving alleged violations of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws. Neither Schlumberger nor any of its affiliates (other than Schlumberger US and its Subsidiaries) are participating in any investigation by a Governmental Entity relating to alleged violations by Schlumberger or its affiliates (other than Schlumberger US and its Subsidiaries) of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery laws.

(e) The U.S. Government has not notified Schlumberger or any of its affiliates (other than Schlumberger US and its Subsidiaries) in writing since January 1, 2012 of any actual or alleged violation or breach of the Foreign Corrupt Practices Act or any other applicable anticorruption or antibribery law.

Section 7.14 Decrees, Etc. Except for such matters as have not had and would not reasonably be expected to have a Schlumberger Material Adverse Effect, (a) no order, writ, fine, injunction, decree, judgment, award or determination of any court or Governmental Entity or any arbitral or other dispute resolution body has been issued or entered against Schlumberger or any of the Non-Schlumberger US Subsidiaries that continues to be in effect that affects the ownership or operation of any of their respective assets or that involves an amount greater than $25 million and (b) since December 31, 2012, no criminal order, writ, fine, injunction, decree, judgment or determination of any Governmental Entity has been issued against Schlumberger or any of the Non-Schlumberger US Subsidiaries.

Section 7.15 Controls and Procedures.

(a) Since the enactment of the Sarbanes-Oxley Act, Schlumberger has been and is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the NYSE.

(b) Each of the principal executive officer and the principal financial officer of Schlumberger (or each former principal executive officer and former principal financial officer of Schlumberger, as applicable) has made all certifications required under Sections 302 and 906 of the Sarbanes-Oxley Act and the related rules and regulations promulgated thereunder and under the Exchange Act with respect to the Schlumberger Reports. For purposes of the preceding sentence, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(c) Schlumberger has (i) designed and maintained disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) disclosed, based on its most recent evaluation and knowledge, to its auditors and the audit committee of the Schlumberger Board (A) any significant deficiencies or material weaknesses in the design or operation of internal controls over financial reporting which could adversely affect its ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting.

(d) Schlumberger has designed and maintains a system of internal controls over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Schlumberger’s management, with the participation of Schlumberger’s principal executive and financial officers, has completed an assessment of the effectiveness of Schlumberger’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2014, and such assessment concluded that such internal controls were effective using the framework specified in Schlumberger’s annual report on Form 10-K for the year ended December 31, 2014. To the knowledge of Schlumberger, there is no reason to believe that its auditors and its principal executive officer and principal financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e) No personal loan or other extension of credit by Schlumberger to any of its executive officers or directors has been made or modified (other than as permitted by Section 13 of the Exchange Act and Section 402 of the Sarbanes-Oxley Act) since July 30, 2002.

Article 8

COVENANTS

Section 8.1 Conduct of Business.

(a) Cameron covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time, unless Schlumberger shall otherwise approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), and except as otherwise expressly contemplated by this Agreement or as required by Applicable Law, the business of Cameron and its Subsidiaries shall be conducted in the ordinary course of business and, to the extent consistent therewith, Cameron and its Subsidiaries shall use their respective reasonable best efforts to preserve their business organizations intact, maintain existing relations and goodwill with Governmental Entities, customers, suppliers, distributors, creditors, lessors, employees and business associates and keep available the services of the present employees and agents of Cameron and its Subsidiaries; provided that no action by Cameron or its Subsidiaries with respect to matters specifically addressed by Section 8.1(b) shall be deemed to be a breach of this sentence unless such action would constitute a breach of Section 8.1(b).

(b) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement, (B) as Schlumberger may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as set forth in Section 8.1 of the Cameron Disclosure Letter, or (D) as required by Applicable Law, Cameron will not and will not permit any of its Subsidiaries to:

(i) adopt any change in, or waive any provision of, its certificate of incorporation or bylaws or other applicable governing instruments;

(ii) merge or consolidate Cameron or any of its Subsidiaries with any other person, except as permitted under Section 8.1(b)(viii) and except for any such transactions among wholly owned Subsidiaries of Cameron that are not obligors or guarantors of third-party indebtedness;

(iii) (1) authorize for issuance, issue or sell, pledge, dispose of or subject to any Lien or agree or commit to any of the foregoing in respect of, any shares of beneficial interest or shares of any class of capital stock or other equity interest of Cameron or any Subsidiary or any options, warrants, convertible securities, stock appreciation rights, performance units, bonus stock, “phantom” stock rights, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or other rights of any kind to acquire any such shares or any other equity interest, of Cameron or any Subsidiary, other than issuances of shares of Cameron Common Stock upon exercise of Cameron Options or the settlement of Cameron

Restricted Stock Unit Awards, Cameron Deferred Stock Unit Awards or Cameron Performance Share Awards outstanding on the date of this Agreement and except as permitted under Section 8.1(b)(iv); or (2) repurchase, redeem or otherwise acquire any securities or equity equivalents except in the ordinary course of business in connection with (w) the cashless exercise of Cameron Options in accordance with the Cameron Stock Plans, (x) the settlement of Cameron Restricted Stock Unit Awards, Cameron Deferred Stock Unit Awards, Cameron Performance Share Awards or Cameron Options, in each case, in order to satisfy withholding or exercise price obligations in accordance with the Cameron Stock Plans, (y) the forfeiture of Cameron Options, Cameron Restricted Stock Unit Awards, Cameron Deferred Stock Unit Awards or Cameron Performance Share Awards or (z) equity compensation grants permitted by Section 8.1(b)(iv);

(iv) except to the extent required under any Cameron Benefit Plan as in effect on the date of this Agreement or as required by Applicable Law, (1) increase the compensation (including bonus opportunities) or fringe benefits of any of its directors, executive officers or employees (except in the ordinary course of business consistent with past practice with employees who are not parties to a change in control agreement), (2) grant any severance or termination pay, other than nominal severance to terminated employees, except in the ordinary course of business consistent with past practice, (3) make any new equity awards to any director, officer or employee, except in the ordinary course of business consistent with past practice, which equity awards shall provide that the consummation of the transactions contemplated by this Agreement will not alone result in a change-in-control acceleration, (4) enter into or amend any employment, consulting, change-in-control or severance agreement or arrangement with any of its present, former or future directors, executive officers, or employees, except as necessary to effectuate the provisions of this Agreement or, except with respect to employees party to a change of control agreement or their direct reports, in the ordinary course of business, (5) establish, adopt, enter into, freeze or amend in any material respect or terminate any Cameron Benefit Plan or take any action to accelerate entitlement to benefits under any Cameron Benefit Plan, in each such case, except as otherwise permitted pursuant to clauses (1), (2), (3) or (4) of this paragraph or as necessary to effectuate the provisions of this Agreement, provided that in no event may any tax gross-up or tax reimbursement feature be granted or made more favorable to any individual, (6) make any contribution to any Cameron Benefit Plan, other than contributions required by Applicable Law or in the ordinary course of business consistent with past practice, (7) pay, accrue or certify performance level achievements at levels in excess of actually achieved performance in respect of any component of an incentive-based award, or amend or waive any performance or vesting criteria or accelerate vesting, exercisability, distribution, settlement or funding under any Cameron Benefit Plan, except as required by the terms of the Cameron Benefit Plans as in effect on the date hereof or as necessary to effectuate the provisions of this Agreement, (8) take any action with respect to salary, compensation, benefits or other terms and conditions of employment that would result in the holder of a change-in-control agreement having “good reason” to terminate employment and collect severance payments and benefits pursuant to such agreement, (9) terminate the employment of any holder of a change-in-control agreement other than for “cause” (within the meaning of such agreement); or (10) execute or amend any collective bargaining agreement with any labor organization except in the ordinary course of business;

(v) declare, set aside, make or pay any dividend or other distribution or payment (whether in cash, equity interests or property or any combination thereof) with respect to any shares of beneficial interest or shares of any class of capital stock or other equity interests of Cameron or any of its Subsidiaries, except for (1) dividends by any direct or indirect Subsidiary only to Cameron or any wholly owned Subsidiary of Cameron in the ordinary course of business consistent with past practice, (2) pro rata dividends by any Subsidiary of Cameron included in the Joint Venture, or (3) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement;

(vi) redeem, purchase or otherwise acquire, directly or indirectly, any of Cameron’s or any of its Subsidiaries’ capital stock, or make any commitment for any such action other than pursuant to the Cameron Stock Plans and other than transactions between Cameron and its wholly owned Subsidiaries and transactions among Cameron’s wholly owned Subsidiaries;

(vii) sell, lease, license, subject to a Lien, encumber (including by the grant of any option thereon) or otherwise surrender, relinquish or dispose of any of the assets or properties of Cameron or its Subsidiaries (including capital stock of Subsidiaries), except for (1) sales, leases, licenses or other dispositions of assets or properties with a fair market value not in excess of $25 million in respect of any one asset or property and not in excess of $100 million in the aggregate, (2) sales of surplus or obsolete equipment, (3) sales, leases, licenses or other transfers between Cameron and its wholly owned Subsidiaries or between those Subsidiaries, or (4) sales of inventory, products and services and recognition of “lost-in-hole” products in the ordinary course of business consistent with past practice;

(viii) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets or properties of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case for consideration in excess of $50 million in respect of any one acquisition or for aggregate consideration for all such acquisitions in excess of $100 million;

(ix) enter into any joint venture, partnership or other similar arrangement or make any loan, capital contribution or advance to or investment in any other person (other than Cameron or any wholly owned Subsidiary of Cameron) other than in the ordinary course of business consistent with past practice in an amount not exceeding $20 million individually or $50 million in the aggregate;

(x) other than in the ordinary course of business, sell, transfer or license to any person, covenant not to sue regarding, or adversely amend or modify any rights (1) to any material Intellectual Property Rights of Cameron or any of its Subsidiaries or (2) distribute, license or co-promote products or services (including products or services under development) of Cameron or any of its Subsidiaries or products or services (including products or services under development) licensed by Cameron or any of its Subsidiaries;

(xi) make any changes with respect to financial accounting policies or procedures, except as required by changes in GAAP or by Applicable Law;

(xii) except to the extent required by Applicable Law, (A) make or rescind any election relating to Taxes, including elections for any and all joint ventures, partnerships, limited liability companies, working interests or other investments, (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy (including by entering into any closing agreement) (each, a “Proceeding”), relating to Taxes for an amount that exceeds the amount reserved, in accordance with GAAP, with respect thereto, (C) change any of its methods of reporting any item for Tax purposes from those employed in the preparation of its tax returns for the most recent taxable year for which a return has been filed, (D) change any annual tax accounting period, (E) surrender any right to claim any Tax refund, (F) file any amended Return or (G) extend the statute of limitations with respect to any tax period, in each case of clauses (A) through (G), if such action would have an adverse effect on Cameron and its Subsidiaries that is material;

(xiii) settle or compromise any material Proceeding, enter into any consent, decree, injunction or similar restraint or form of equitable relief in settlement of any material Proceeding or waive, release or assign any rights or claims for amounts (net of any reasonably expected insurance or indemnification proceeds) greater than $10 million individually or $30 million in the aggregate;

(xiv) create, incur or assume any Debt or guarantee any Debt of another person, issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities of Cameron or any of its Subsidiaries, guarantee any debt securities of another person, enter into any “keep well” or other Contract to maintain any financial condition of another person or enter into any arrangement having the economic effect of any of the foregoing, except (1) indebtedness for borrowed money incurred under Cameron’s existing credit facility, working capital facilities, or other existing similar lines of credit in the ordinary course of business, (2) other Debt not to exceed $100 million in the aggregate and (3) intercompany Debt among Cameron and its Subsidiaries in the ordinary course of business consistent with past practice;

(xv) repurchase, repay, defease or pre-pay any Debt, except (1) repayments in the ordinary course of business, (2) repayments of mortgage indebtedness secured by one or more real property assets of Cameron or any of its Subsidiaries in accordance with their terms, as such loans become due and payable or payment of Debt in accordance with its terms or (3) repayments of indebtedness by a Subsidiary of Cameron to Cameron or its wholly owned Subsidiaries; or (except with respect any Proceeding) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the ordinary course of business consistent with past practice;

(xvi) mortgage or pledge, or suffer to exist any Liens (other than Permitted Liens) on, any material asset or property, other than in the ordinary course of business;

(xvii) except for capital expenditures consistent in all material respects with the capital budget previously made available to Schlumberger, make, authorize or enter into any commitment for any capital expenditures in excess of $25 million in the aggregate;

(xviii) other than in the ordinary course of business consistent with past practice, (1) modify, amend or terminate or waive any rights under any Material Contract, (2) enter into any successor agreement to an expiring Material Contract that changes the terms of the expiring Material Contract in a way that is materially adverse to Cameron and its Subsidiaries or (3) enter into any new agreement that constitutes a Material Contract;

(xix) enter into, renew or extend any agreements or arrangements that limit or otherwise restrict Cameron or any of its Subsidiaries or any of their respective affiliates or any successor thereto, or that would reasonably be expected to, after the Effective Time, limit or restrict Schlumberger or any of its affiliates (including the Surviving Entity) or any successor thereto, from engaging or competing in any line of business or in any geographic area during any period;

(xx) adopt or implement a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Cameron or any of its Subsidiaries;

(xxi) (1) adjust, reclassify, split, combine, subdivide or repurchase, redeem or otherwise acquire, directly or indirectly, any shares of capital stock or other equity interest of Cameron or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Cameron or any of its Subsidiaries (except for any adjustment, reclassifications, stock splits, repurchases, redemptions or other acquisitions by Cameron or any of its wholly owned Subsidiaries of capital stock or equity interests of wholly owned Subsidiaries of Cameron), or (2) purchase or otherwise acquire, directly or indirectly, any of the capital stock of Schlumberger or securities convertible or exchangeable into or exercisable for any shares of capital stock of Schlumberger;

(xxii) [RESERVED];

(xxiii) take any action that would, or would reasonably be expected to, (1) result in the failure of a condition set forth in Section 9.1 or Section 9.3, or (2) prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement;

(xxiv) take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any Governmental Entity or the expiration of any waiting period under applicable antitrust laws required to consummate the transactions contemplated by this Agreement; or

(xxv) agree or commit to do any of the foregoing.

(c) From the date of this Agreement until the Effective Time, except (A) as otherwise expressly contemplated by this Agreement, (B) as Cameron may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed), (C) as set forth in Section 8.1 of the Schlumberger Disclosure Letter, or (D) as required by Applicable Law, the business of Schlumberger, Schlumberger US, Merger Sub and their respective

Subsidiaries shall be conducted in the ordinary course of business and Schlumberger US, Merger Sub and Schlumberger will not and will not permit any of their respective Subsidiaries to:

(i) adopt or propose any change in, or waive any provision of, Schlumberger’s articles of incorporation or bylaws or other applicable governing instruments, except for such changes or waivers as would not disproportionately adversely affect a holder of Cameron Common Stock relative to a holder of Schlumberger Common Stock or delay or impede the Merger or the other transactions contemplated by this Agreement;

(ii) acquire or agree to acquire by merging or consolidating with, or by purchasing an equity interest in or a substantial portion of the assets or properties of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, in each case where a filing under the HSR Act or any non-U.S. competition, antitrust or premerger notification laws is required and would reasonably be expected to prevent or materially delay the consummation of the Merger by the Termination Date;

(iii) except in each case as would not disproportionately adversely affect a holder of Cameron Common Stock relative to a holder of Schlumberger Common Stock or delay or impede the Merger or the other transactions contemplated by this Agreement, adjust, reclassify, split, combine, subdivide or redeem, directly or indirectly, any shares of capital stock or other equity interest of Schlumberger or securities convertible or exchangeable into or exercisable for any shares of capital stock or other equity interest of Schlumberger, or adopt or implement a plan of complete or partial liquidation, dissolutions, restructuring, recapitalization or other reorganization of Schlumberger;

(iv) declare, set aside, make or pay any dividend or other distribution or payment (whether in cash, equity interests or property or any combination thereof) with respect to shares of Schlumberger Common Stock, except for (1) regular quarterly cash dividends on shares of Schlumberger’s Common Stock with declaration, record and payment dates reasonably consistent with Schlumberger’s past practice for the comparable quarter or (2) dividends of equity interests or property for which an adjustment to the Exchange Ratio and the Per Share Cash Amount has been effected pursuant to Section 4.3;

(v) take any action that would, or would reasonably be expected to, (A) result in the failure of any condition set forth in Section 9.1 or Section 9.2, or (B) prevent, materially delay or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement;

(vi) take any action that would reasonably be expected to delay materially or adversely affect the ability of any of the parties hereto to obtain any consent, authorization, order or approval of any Governmental Entity or the expiration of any waiting period under applicable antitrust laws required to consummate the transactions contemplated by this Agreement; or

(vii) agree or commit to do any of the foregoing.

Section 8.2 Cameron Stockholders Meeting. As promptly as reasonably practicable after the registration statement on Form S-4 to be filed with the SEC by Schlumberger in connection with the issuance of shares of Schlumberger Common Stock in the Merger (with any amendments or supplements thereto, the “Form S-4”) is declared effective under the Securities Act, Cameron shall (i) duly call and give notice of a meeting of its stockholders (the “Cameron Stockholders Meeting”) for the purpose of obtaining the Cameron Stockholder Approval, (ii) use its reasonable best efforts to cause the proxy materials to be included in and constituting part of the Form S-4 (with any amendments or supplements thereto, the “Proxy Statement/Prospectus”) to be mailed to Cameron’s stockholders as soon as practicable after the Form S-4 is declared effective under the Securities Act, (iii) include the Cameron Recommendation in the Proxy Statement/Prospectus; provided, however, that the Cameron Board shall not be required to make such Cameron Recommendation to the extent that the Cameron Board has complied with the requirements of Section 8.3(b), and (iv) convene and hold the Cameron Stockholders Meeting for the purpose of obtaining the Cameron Stockholder Approval. Cameron shall otherwise coordinate and cooperate with Schlumberger and its affiliates with respect to the timing of the Cameron

Stockholders Meeting and will otherwise comply with all legal requirements applicable to the Cameron Stockholders Meeting. Once the Cameron Stockholders Meeting has been called and noticed, Cameron shall not postpone or adjourn the Cameron Stockholders Meeting without the consent of Schlumberger (which consent shall not be unreasonably withheld or delayed), other than to the extent necessary (i) for the absence of a quorum or (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure that the Cameron Board has determined in good faith after consultation with outside counsel is necessary under Applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Cameron’s stockholders prior to the Cameron Stockholders Meeting; provided that in the event that the Cameron Stockholders Meeting is delayed to a date after the Termination Date as a result of either (i) or (ii) above, then Schlumberger may extend the Termination Date to the fifth business day after such date.

Section 8.3 No Solicitation.

(a) Cameron shall not, and shall cause its Subsidiaries not to, and shall direct and use its reasonable best efforts to cause its and its Subsidiaries’ respective officers, directors, employees, investment bankers, consultants, attorneys, accountants, advisors, agents and other representatives (with respect to any person, the foregoing persons are referred to herein as such person’s “Representatives”) not to, directly or indirectly, (i) take any action to solicit, initiate, knowingly encourage or knowingly facilitate the making, submission or announcement of any Acquisition Proposal or any inquiry with respect thereto, or engage in, continue or otherwise participate in discussions or negotiations with any person with respect thereto (except to notify such person of the existence of the provisions of this Section 8.3), (ii) furnish any nonpublic information or afford access to properties, books or records to any person that has made or, to the knowledge of Cameron, is considering making, any Acquisition Proposal, (iii) approve or recommend, or propose to approve or recommend, or execute or enter into any letter of intent, agreement in principle, merger agreement, stock purchase agreement, asset purchase agreement or stock exchange, or option agreement, relating to an Acquisition Proposal (other than confidentiality agreements contemplated by this Section 8.3), or (iv) propose publicly or agree to do any of the foregoing.

Notwithstanding the foregoing, prior to (but not after) the occurrence of the Cameron Stockholder Approval, Cameron may, directly or indirectly through its Representatives (A) contact any person making an Acquisition Proposal to clarify the terms and conditions thereof or to inform such person that any Acquisition Proposal made orally can only be considered if made in writing, (B) furnish information and access, but only in response to a written request for information or access, to any person making an Acquisition Proposal to the Cameron Board after the date hereof which was not solicited, initiated, knowingly encouraged or knowingly facilitated by Cameron or any of its affiliates or any Representative of Cameron or any of its Subsidiaries on or after the date hereof and (C) participate in discussions and negotiate with such person concerning any such unsolicited Acquisition Proposal, if and only if, in any such case set forth in clause (B) or (C) of this sentence, (i) Cameron has not breached this Section 8.3(a) in any material respect with respect to such Acquisition Proposal, (ii) the Cameron Board concludes in good faith, after receipt of the advice of a financial advisor of nationally recognized reputation and outside legal counsel, that such Acquisition Proposal is reasonably likely to result in a Superior Proposal, and (iii) Cameron receives from the person making such an Acquisition Proposal an executed confidentiality agreement the material terms of which, as they relate to confidentiality, are (without regard to the terms of such Acquisition Proposal) in all material respects (x) no less favorable in the aggregate to Cameron and (y) no less restrictive in the aggregate to the person making such Acquisition Proposal than those contained in the Confidentiality Agreement dated June 11, 2015 between a subsidiary of Schlumberger and Cameron (the “Confidentiality Agreement”), and for the avoidance of doubt, any such confidentiality agreement need not include explicit or implicit standstill restrictions or otherwise restrict the making of or amendment or modification to any Acquisition Proposal, and any information provided to such person has previously been provided to Schlumberger or is provided to Schlumberger substantially concurrently with its provision to such person.

(b) Except as expressly permitted by this Section 8.3(b), the Cameron Board shall recommend approval and adoption of this Agreement and the Merger by Cameron’s stockholders, and unless permitted by this Section 8.3(b), neither the Cameron Board nor any committee thereof shall (i) fail to make, withdraw, modify or qualify, or propose publicly to withhold, withdraw, modify or qualify, in any manner adverse to Schlumberger or its affiliates, the approval of this Agreement, the Merger or the Cameron Recommendation, except for notice provided to Schlumberger with respect to such Acquisition Proposal and Cameron’s views thereof prior to any definitive Change in Recommendation (any of the foregoing, a “Change in Recommendation”) or (ii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal. For purposes of this Agreement, a Change in Recommendation shall include any approval, endorsement or recommendation (or public proposal to approve, endorse or recommend), by the Cameron Board or any committee thereof of an Acquisition Proposal, but shall not include any notice provided to Schlumberger with respect to such Acquisition Proposal and Cameron’s views thereof prior to any definitive Change in Recommendation.

Notwithstanding the foregoing, the Cameron Board shall be permitted not to recommend to Cameron’s stockholders that they give the Cameron Stockholder Approval, to withhold, withdraw, modify or qualify, or propose to publicly withhold, withdraw, modify or qualify, in a manner adverse to Schlumberger or its affiliates the Cameron Recommendation, or to approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, only if and to the extent that all of the following conditions are met: (i) the Cameron Stockholder Approval has not been obtained; (ii) the Cameron Board determines in good faith, after consulting with outside legal counsel, that failure to so withhold, withdraw, modify or qualify the Cameron Recommendation would be inconsistent with the directors’ exercise of their fiduciary duties to stockholders under Applicable Law; and (iii) before taking any such action, Cameron promptly gives Schlumberger three business days written notice advising Schlumberger of the decision of the Cameron Board to take such action; provided, however, that notwithstanding any Change in Recommendation, unless this Agreement is terminated in accordance with the terms hereof, Cameron shall nevertheless submit this Agreement and the Merger to the stockholders of Cameron for the purpose of obtaining the Cameron Stockholder Approval at the Cameron Stockholders Meeting and nothing contained herein shall be deemed to relieve Cameron of such obligation, unless Schlumberger otherwise directs Cameron in writing or this Agreement shall have been terminated in accordance with its terms prior to the Cameron Stockholders Meeting. In addition, notwithstanding the foregoing, Cameron may terminate this Agreement, upon payment of the Cameron Termination Fee in accordance with Section 10.5(a), in order to enter into any agreement, understanding or arrangement providing for an Acquisition Proposal if all of the following conditions are met: (x) the Cameron Stockholder Approval has not been obtained, (y) Cameron gives Schlumberger written notice at least three business days prior to taking such action, which notice advises Schlumberger of the intention of the Cameron Board to take such action and such notice specifies the material terms and conditions of such Acquisition Proposal and identifies the person making such Acquisition Proposal (provided that if there are any subsequent changes in the financial terms of such proposal, Cameron will not take any such action prior to the second business day following a subsequent notice to Schlumberger of such changes) (it being understood that there may be multiple extensions); and (z) the Cameron Board determines in good faith that such Acquisition Proposal constitutes a Superior Proposal and does not revoke such determination notwithstanding any revisions to the terms of the Merger or this Agreement proposed by Schlumberger after being notified pursuant to clause (y).

(c) In the event Cameron receives an Acquisition Proposal, or any request for nonpublic information relating to Cameron or any Subsidiary of Cameron or for access to the properties, books or records of Cameron or any Subsidiary of Cameron by any person that has made or, to the knowledge of Cameron, would reasonably be expected to make, an Acquisition Proposal, Cameron will (i) as promptly as practicable (and in no event later than 24 hours after receipt of any Acquisition Proposal or request) notify (which notice shall be provided orally and confirmed in writing and shall identify the person making such Acquisition Proposal or request and set forth the material terms thereof, to the extent known) Schlumberger thereof and (ii) will keep Schlumberger reasonably and promptly informed of the status and material terms of (including with respect to changes to the status or material terms of) any such Acquisition Proposal or request.

(d) Subject to Schlumberger’s rights under Article 10, nothing in this Section 8.3 shall prohibit the Cameron Board from taking and disclosing to Cameron’s stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, or other Applicable Law, if the Cameron Board, after consultation with outside legal counsel, determines in good faith that the failure to so disclose such position would reasonably be expected to be inconsistent with the directors’ exercise of their fiduciary obligations to Cameron’s stockholders under Applicable Law; provided, however, that the Cameron Board may only make a Change in Recommendation to the extent that the Cameron Board has complied with the requirements of Section 8.3(b).

(e) Cameron (i) shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated and shall use reasonable best efforts to cause its and their Representatives to, immediately cease and cause to be terminated, all discussions and negotiations, if any, that have taken place prior to the date hereof with any persons with respect to any Acquisition Proposal and (ii) shall promptly request each person, if any, that has executed a confidentiality agreement within the 12 months prior to the date hereof in connection with its consideration of any Acquisition Proposal to return or destroy all confidential information heretofore furnished to such person by or on behalf of it or any of its Subsidiaries.

(f) For purposes of this Agreement:

“Acquisition Proposal” means any bona fide written offer or proposal for, or any bona fide written indication of interest in, any (i) direct or indirect acquisition or purchase of any business or assets of Cameron or any of its Subsidiaries that, individually or in the aggregate, constitutes 33% or more of the net revenues, net income or assets of Cameron and its Subsidiaries, taken as a whole, (ii) direct or indirect acquisition or purchase of 33% or more of any class of equity securities of Cameron, (iii) tender offer or exchange offer that, if consummated, would result in any person beneficially owning 33% or more of any class of equity securities of Cameron, or (iv) merger, consolidation, business combination, joint venture, partnership, recapitalization, liquidation, dissolution or similar transaction involving Cameron or any of its Subsidiaries whose business constitutes 33% or more of the net revenue, net income or assets of Cameron and its Subsidiaries, taken as a whole.

“Superior Proposal” means any bona fide written Acquisition Proposal for or in respect of at least a majority of the outstanding shares of Cameron Common Stock or all or substantially all of Cameron’s and its Subsidiaries’ assets (A) on terms that the Cameron Board determines in its good faith judgment (after consultation with a financial advisor of nationally recognized reputation and outside legal counsel) are more favorable to Cameron and its stockholders than the Merger and the other transactions contemplated hereby and (B) that constitutes a transaction that is reasonably likely to be consummated on the terms so proposed, taking into account all legal, financial, regulatory and other aspects of such proposal.

(g) Cameron agrees that it will take the necessary steps promptly to inform its Subsidiaries and its officers, directors, investment bankers, consultants, attorneys, accountants, agents and other representatives of the obligations undertaken in this Section 8.3.

Section 8.4 Reasonable Best Efforts. Subject to Section 8.2 and Section 8.6, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement.

Section 8.5 Preparation of Proxy Statement/Prospectus.

(a) As promptly as reasonably practicable following the date hereof, Schlumberger and Cameron shall prepare and file with the SEC the Proxy Statement/Prospectus, and Schlumberger shall prepare and file the Form S-4. The Proxy Statement/Prospectus will be included in and will constitute a part of the Form S-4 as Schlumberger’s prospectus. The Form S-4 and the Proxy Statement/Prospectus shall comply as to form in all material respects with the applicable provisions of the Securities Act and the Exchange Act and the rules and regulations thereunder.

(b) Each of Schlumberger and Cameron shall use reasonable best efforts to have the Form S-4 declared effective by the SEC as promptly as practicable after the date hereof and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated thereby.

(c) Schlumberger and Cameron shall, as promptly as practicable after receipt thereof, provide the other party copies of any written comments, and advise the other party of any oral comments, received from the SEC with respect to the Proxy Statement/Prospectus. Schlumberger shall provide Cameron with a reasonable opportunity to review and comment on any amendment or supplement to the Form S-4 and any communications prior to filing such with the SEC, and will promptly provide Cameron with a copy of all such filings and communications made with the SEC.

(d) Schlumberger shall take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or to file a general consent to service of process) required to be taken under any applicable state securities laws in connection with the issuance of Schlumberger Common Stock in connection with the Merger, and Cameron shall furnish all information concerning Cameron and the holders of Cameron Common Stock as may be reasonably requested in connection with any such action. Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Form S-4 has become effective, the issuance of any stop order, the suspension of the qualification of the Schlumberger Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4.

(e) If at any time prior to the Effective Time any information relating to Schlumberger or Cameron, or any of their respective affiliates, officers or directors, should be discovered by Schlumberger or Cameron which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and, to the extent required by law, rules or regulations, an appropriate amendment or supplement describing such information shall be filed promptly with the SEC and disseminated to the stockholders of Cameron.

Section 8.6 Filings, Etc.

(a) Subject to the terms and conditions set forth in this Agreement, including the limitations set forth in Section 8.6(d), each of the parties hereto shall, and each of Cameron and Schlumberger shall cause each of its Subsidiaries to, use its reasonable best efforts (subject to, and in accordance with Applicable Law) to take promptly, or to cause to be taken, all actions, and to do promptly, or to cause to be done, and to assist and to cooperate with the other parties in doing, all things necessary, proper or advisable under Applicable Law to consummate and make effective the Merger and the other transactions contemplated hereby as promptly as practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, authorizations, expirations or terminations of waiting periods, clearances, consents and approvals from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals or waivers from third parties, (iii) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby and (iv) the execution and delivery of any additional instruments reasonably necessary to consummate the transactions contemplated hereby.

(b) Subject to Section 8.6(c) and the other terms and conditions herein provided and without limiting the foregoing, Cameron and Schlumberger shall (and shall cause their respective Subsidiaries to):

(i) make their respective required filings (and filings reasonably determined by Schlumberger after consultation with Cameron to be advisable) under the HSR Act, the EC Merger Regulation and any other Regulatory Laws (and shall share equally all filing fees incident thereto), which filings shall be made as promptly as practicable, but in no event later than 20 business days after the date hereof with respect to the filing under the HSR Act, and thereafter shall promptly make any other required submissions under the HSR Act or other such laws; without limiting the generality of the foregoing, each party shall use its reasonable best efforts to respond to and comply promptly with and expeditiously achieve substantial compliance with any request for information regarding the Merger or any such filings for any Governmental Entity charged with enforcing, applying, administering, or investigating any Regulatory Law;

(ii) use their reasonable best efforts to cooperate with one another in (A) determining as promptly as practicable which filings are required (or reasonably determined by Schlumberger after consultation with Cameron to be advisable) to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, Governmental Entities in connection with the execution and delivery of this Agreement, and the consummation of the Merger and the other transactions contemplated hereby and (B) timely making all such filings;

(iii) promptly notify each other of any communication concerning this Agreement, the Merger or the other transactions contemplated by this Agreement to that party from any Governmental Entity and consult with and permit the other party to review in advance any proposed communication concerning this Agreement, the Merger or the other transactions contemplated by this Agreement to any Governmental Entity; it being understood that correspondence, filings and communications received from any Governmental Entity shall be immediately provided to the other party upon receipt, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants;

(iv) not participate or agree to participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits, any potential remedies, commitments or undertakings, the timing of any waivers, consents, approvals, permits, orders or authorizations, and any agreement regarding the timing of consummation of the Merger) with any Governmental Entity relating to any filings or investigation concerning this Agreement, the Merger or the other transactions contemplated by this Agreement unless it consults with the other party and its representatives in advance and invites the other party’s representatives to attend, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, unless the Governmental Entity prohibits such attendance;

(v) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with draft copies prior to submission to a Governmental Entity, with reasonable time and opportunity to comment and consult, of all correspondence, filings and communications (and memoranda setting forth the substance thereof) that they, their affiliates or their respective representatives intend to submit to any Governmental Entity;

(vi) promptly furnish the other party, subject in appropriate cases to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants, with such necessary information and reasonable assistance as such other party and its affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any Governmental Entity, including any filings necessary or appropriate under the provisions of Regulatory Laws; and

(vii) deliver to the other party’s outside counsel complete copies of all documents furnished to any Governmental Entity as part of any filing.

(c) Schlumberger shall be entitled to direct the antitrust defense of the transaction contemplated by this Agreement in any investigation or litigation by, or negotiations with, any Governmental Entity or other person relating to the Merger or regulatory filings under applicable Regulatory Law, subject to the provisions of Section 8.6(a), Section 8.6(b), Section 8.6(d) and Section 8.6(e). Cameron shall not make any offer, acceptance or counter-offer to or otherwise engage in negotiations or discussions with any Governmental Entity with respect to any proposed settlement, consent decree, commitment or remedy, or, in the event of litigation, discovery, admissibility of evidence, timing or scheduling, except as specifically requested by or agreed with Schlumberger. Cameron shall use its reasonable best efforts to provide full and effective support of Schlumberger in all material respects in all such investigations, litigation, negotiations and discussions to the extent requested by Schlumberger.

(d) Without limiting the foregoing, Schlumberger US, Merger Sub and Schlumberger shall take all such action as may be necessary to resolve such objections, if any, that the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, the European Commission, state antitrust enforcement authorities or competition authorities of any other nation or other jurisdiction, or any other person, may assert under Regulatory Laws with respect to the transactions contemplated hereby, and to avoid or eliminate, and minimize the impact of, each and every impediment under Regulatory Laws that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as soon as reasonably possible (and in any event no later than the Termination Date); provided, however, that nothing contained in this Agreement requires Schlumberger US, Merger Sub, Schlumberger or Cameron or their respective Subsidiaries to take, or cause to be taken, or agree to take, any action with respect to any of the assets, businesses or product lines of Cameron or any of its Subsidiaries (“Cameron Assets”), or of Schlumberger or any of its Subsidiaries (including the Surviving Entity) (“Schlumberger Assets”), or any combination thereof, if such action (whether taken with respect to Cameron Assets or Schlumberger Assets), individually or in the aggregate, would result in the divestiture, sale, hold separate, license or limitation of the conduct on business that, individually or taken together, would reasonably be expected to be material to Cameron and its Subsidiaries, taken as a whole; provided, further, that in no event shall Schlumberger be required to take or agree to take any action that would result in the divestiture, sale, hold separate, license or limitation of the conduct, in whole or in significant part, of OneSubsea. For purposes of the foregoing, any actions with respect to Schlumberger Assets will be deemed to be actions with respect to Cameron Assets of comparable size and importance. If requested by Schlumberger, Cameron will agree to and take any action contemplated by this Section 8.6(d), provided that the consummation of any divestiture or the effectiveness of any other remedy is conditioned on the consummation of the Merger. The foregoing agreement in this section is made solely to facilitate the closing of the Merger and does not constitute a representation or admission that the Merger, if consummated without any modification, would violate any Regulatory Laws or that agreeing to any divestitures, hold separate conditions or other restrictions permitted herein or suggested by any person or authority acting under any Regulatory Law would not be harmful to the parties hereto.

(e) Notwithstanding anything in this Agreement to the contrary but subject to the next sentence, Schlumberger shall have the right, but not the obligation, to oppose or refuse to consent to, through litigation or otherwise any request, attempt or demand by any Governmental Entity or other person for any divestiture, hold separate condition or any other restriction with respect to any assets, businesses or product lines of Schlumberger, Cameron or any of their respective Subsidiaries and shall have the obligation to defend any litigation instituted by a Governmental Entity or other person with respect to the legality of the Merger under applicable Regulatory Laws. In the event Schlumberger opposes or refuses to consent to, through litigation or otherwise, including any appeals, any request, attempt or demand by any Governmental Entity or other person as provided in the preceding sentence, and (i) such proceedings conclude prior to the Termination Date with a decree, injunction or order restricting or prohibiting the Merger or (ii) no decree, order or injunction has been issued in such proceedings prior to the Termination Date, then Schlumberger shall take such actions, in a timely manner, as are necessary to achieve the clearance by or approval of the Governmental Entity and satisfaction of the condition set forth in Section 9.1(b), Section 9.1(c) and Section 9.1(d) (with respect to any Regulatory Law) or other person prior to the Termination Date, subject to the proviso in the first sentence of Section 8.6(d). If there is no decree, order or injunction restricting or prohibiting the Merger, but the decision of a Governmental Entity in litigation contemplated by this Section 8.6(e) is under appeal, Schlumberger shall have the right to elect, and Cameron shall have the obligation upon such election by Schlumberger, to proceed to close the Merger if the other conditions to Closing have been satisfied.

(f) For purposes of this Agreement, “Regulatory Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, the EC Merger Regulation, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Applicable Laws, including any antitrust, competition or trade regulation laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

(g) The parties will cooperate and use their respective reasonable efforts to cooperate in identifying and obtaining any approvals or consents under any so called “transaction triggered” or “responsible property transfer” requirements under Environmental Laws necessary to consummate the Merger.

Section 8.7 Listing Application. Schlumberger shall use its reasonable best efforts to cause the shares of Schlumberger Common Stock to be issued in the Merger and the shares of Schlumberger Common Stock to be reserved for issuance upon exercise or vesting, as applicable, of the Assumed Awards and the Schlumberger Stock Incentive Awards to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Effective Time.

Section 8.8 Section 16 Matters. Prior to the Effective Time, each of Schlumberger and Cameron shall take all such steps as may be required to cause any dispositions of Cameron Common Stock (including derivative securities with respect to Cameron Common Stock) or acquisitions of Schlumberger Common Stock (including derivative securities with respect to Schlumberger Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Cameron, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 8.9 Converted Options and Stock Incentive Awards. As of the Closing Date, to the extent necessary to provide for registration of shares of Schlumberger Common Stock subject to an Assumed Award or Schlumberger Stock Incentive Award, Schlumberger shall file with the SEC a registration statement on Form S-8 (or any successor form), a post-effective amendment on Form S-8 (or any successor form) to the Form S-4 (or any successor form), a post-effective amendment to Form S-3 (or any successor form), or such other registration statement or amendment as may be required to effect such registration with respect to such shares of Schlumberger Common Stock and shall use its reasonable best efforts to maintain such registration statement, including the current status of any related prospectus or prospectuses, for so long as such Assumed Awards or Schlumberger Stock Incentive Awards remain outstanding.

Section 8.10 Inspection. From the date hereof to the Effective Time, each of Cameron on the one hand, and Schlumberger US, Merger Sub and Schlumberger on the other hand, shall allow designated officers, attorneys, accountants and other representatives of the other access, at reasonable times, upon reasonable notice, to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to its and its Subsidiaries’ business and affairs, including inspection of such properties; provided that no investigation pursuant to this Section 8.10 shall affect any representation or warranty given by it hereunder. Notwithstanding any provision of this Agreement or a party’s provision of information or investigation pursuant to the preceding sentence, no party shall be deemed to make any representation or warranty except as expressly set forth in this Agreement. Notwithstanding the foregoing, neither Cameron on the one hand, nor Schlumberger US, Merger Sub or Schlumberger on the other hand, shall be required to provide any information which it reasonably believes it may not provide to the other by reason of any Applicable Law, which constitutes information protected by attorney/client privilege, or which it is required to keep confidential by reason of contract or agreement with third parties. Each party shall use reasonable efforts to make reasonable and appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Each party agrees that it shall not, and shall cause its representatives not to, use any information obtained pursuant to this Section 8.10 for any purpose unrelated to the consummation of the Merger and the other transactions contemplated by this Agreement. All nonpublic information obtained pursuant to this Section 8.10 shall be governed by the Confidentiality Agreement.

Section 8.11 Publicity. Schlumberger and Cameron shall, unless otherwise required by Applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement or communication with respect to this Agreement, the Merger or the other transactions contemplated by this Agreement. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement/Prospectus in accordance with the provisions of Section 8.2, neither Schlumberger nor Cameron shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party’s business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed. Schlumberger and Cameron agree to issue a mutually acceptable joint press release announcing this Agreement.

Section 8.12 Expenses. Subject to Section 10.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such expenses, except as otherwise agreed in writing by the parties, including the costs of any economists or other experts utilized by outside counsel in connection with the transactions contemplated by this Agreement.

Section 8.13 Charter Provisions; Takeover Laws. If (a) the restrictions on business combinations set forth in Article Fifth of Cameron’s certificate of incorporation or (b) any “fair price,” “moratorium,” “business combination,” or “control share acquisition” statute or other similar statute or regulation is or shall become applicable to the transactions contemplated by this Agreement, Cameron and the Cameron Board shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated by this Agreement.

Section 8.14 Stockholder Litigation. Cameron shall give Schlumberger the opportunity to participate in the defense or settlement of any stockholder litigation against Cameron and/or its directors or officers relating to the transactions contemplated by this Agreement. Cameron agrees that it shall not settle or offer to settle any litigation commenced on or after the date hereof against Cameron or any of its directors or officers by any stockholder of Cameron relating to this Agreement, the Merger, any other transaction contemplated by this Agreement or otherwise, without the prior written consent of Schlumberger (such consent not to be unreasonably withheld, conditioned or delayed).

Section 8.15 Indemnification and Insurance.

(a) From and after the Effective Time, the Surviving Entity (i) shall indemnify, defend and hold harmless each person who is, or at any time prior to the Effective Time has been, a director, officer or employee of Cameron or any of its Subsidiaries and each person who is, or at any time prior to the Effective Time, served at the request of Cameron as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (individually, an “Indemnified Party” and, collectively, the “Indemnified Parties”) against all expense, liability and loss (including attorneys’ fees, judgments, fines, ERISA excise Taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (an “Action”), by reason of the fact that such Indemnified Party is or was a director, officer, employee or agent of Cameron, any of its Subsidiaries or any such corporation, partnership, joint venture, trust or other enterprise, to the fullest extent permitted by Applicable Law, and (ii) without limitation to clause (i), to the fullest extent permitted by Applicable Law, shall also advance expenses as incurred to the same such extent; provided that the person to whom fees and expenses are advanced shall, if required by Applicable Law, provide an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification; and provided, further, that the Surviving Entity shall not be required to pay the fees and expenses of more than one counsel (which counsel shall be reasonably acceptable to Schlumberger) in addition to local counsel for all Indemnified Parties in any single Action unless, in the good faith judgment of any of the Indemnified Parties, there is or may be a conflict of interest between two or more of such Indemnified Parties.

(b) At or prior to the Effective Time, Cameron may purchase a “tail” directors’ and officers’ liability insurance policy covering the Indemnified Parties who are or at any time prior to the Effective Time covered by Cameron’s existing directors’ and officers’ liability insurance policies for at least six years after the Effective Time on terms no less advantageous to the Indemnified Parties than such existing insurance, provided that the premium thereof shall not exceed the amount specified in Section 8.15(b)(1) of the Cameron Disclosure Letter. If Cameron does not purchase such a policy, then for a period of six years after the Effective Time, the Surviving Entity shall cause to be maintained officers’ and directors’ liability insurance covering the Indemnified Parties who are, or at any time prior to the Effective Time were, covered by Cameron’s existing officers’ and directors’ liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance, provided that the Surviving Entity shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Cameron prior to the date hereof (the amount of which premium is set forth in Section 8.15(b)(2) of the Cameron Disclosure Letter), but in such case shall purchase as much coverage as reasonably practicable for such amount. In either case, Schlumberger US, Schlumberger and the Surviving Entity will maintain such policies in full force and effect and honor the obligations thereunder.

(c) In the event Schlumberger US, Schlumberger or the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provision shall be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 8.15.

(d) The rights of any Indemnified Party under this Section 8.15 will be in addition to any other rights such Indemnified Party may have under the organizational documents of Cameron, the Surviving Entity or any Subsidiary of Cameron, indemnification or employment agreements with Cameron or any Subsidiary of Cameron or under the DGCL or other Applicable Law. The provisions of this Section 8.15 will survive the consummation of the transactions contemplated hereby for a period of six years and are expressly intended to benefit, and be enforceable by, each of the Indemnified Parties and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification set forth in this Section 8.15 are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims will continue until disposition of all such claims.

Section 8.16 Certain Benefits.

(a) From and after the Effective Time, Schlumberger and its Subsidiaries (including the Surviving Entity) will honor in accordance with their terms all Cameron Benefit Plans and compensation arrangements and agreements in accordance with their terms as in effect immediately prior to the Effective Time, including terms related to the ability to amend or terminate such plans. For a period of one year following the Effective Time, Schlumberger shall provide, or shall cause to be provided, to each current and former employee of Cameron and its Subsidiaries (the “Covered Employees”) compensation and benefits that are no less favorable, in the aggregate, than the compensation and benefits provided to each such Covered Employee immediately prior to the

Effective Time. Without limiting the foregoing, Schlumberger shall provide, or cause to be provided, to any Covered Employee whose employment is terminated for reasons other than cause prior to the second anniversary of the Effective Time severance benefits equal to the benefits provided under the applicable Cameron severance plan as in effect immediately prior to the date hereof.

(b) For purposes of vesting, eligibility to participate and benefit accrual (other than for purposes of benefit accruals under any defined benefit pension plan or program eligibility or retiree welfare eligibility under any retiree welfare plan sponsored by Schlumberger or its Subsidiaries (other than under plans sponsored by Cameron and its Subsidiaries immediately prior to the Effective Date or a direct successor plan)) under the employee benefit plans of Schlumberger US, Schlumberger, the Surviving Entity and their Subsidiaries providing benefits to any Covered Employees after the Effective Time (the “New Plans”), each Covered Employee shall be credited with his or her years of service with Cameron and its Subsidiaries (and predecessors) prior to the Effective Time, to the same extent as such Covered Employee was entitled, prior to the Effective Time, to credit for such service under any similar Cameron employee benefit plan in which such Covered Employee participated or was eligible to participate immediately prior to the Effective Time (and to the extent there is no similar Cameron plan, service as recognized for purposes of Cameron’s 401(k) Plan), provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing: (i) each Covered Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans for which the Covered Employee is otherwise made eligible to the extent coverage under such New Plan is comparable to a Cameron Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Covered Employee, the Surviving Entity shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of Cameron or its Subsidiaries in which such employee participated immediately prior to the Effective Time and the Surviving Entity shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c) Schlumberger and Cameron hereby acknowledge that a “change of control” or “change in control” (or term of similar import) within the meaning of each of the Cameron Benefit Plans identified on Section 8.16(c) of the Cameron Disclosure Letter will occur at or immediately prior to the Effective Time, as applicable.

(d) Short-term incentive bonuses (i.e., bonuses in respect of a performance period of one year or less) shall be established and paid in accordance with Section 8.16(d) of the Cameron Disclosure Letter.

(e) With respect to any Covered Employees based outside of the United States, Schlumberger’s obligations under this Section 8.16 shall be modified to the extent necessary to comply with Applicable Laws of the foreign countries and political subdivisions thereof in which such Covered Employees are based.

(f) Notwithstanding the foregoing, nothing contained herein, whether express or implied, shall be treated as an amendment or other modification of any employee benefit plan, or shall limit the right of Schlumberger or any Subsidiary, subject to their obligations under this Section 8.16, to amend, terminate or otherwise modify any employee benefit plan following the Effective Time.

(g) The parties acknowledge and agree that all provisions contained in this Section 8.16 with respect to employees are included for the sole benefit of the parties to this Agreement, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights (i) in any other Person, including any employees, former employees, any participant in any Cameron Benefit Plan, or any dependent or beneficiary thereof, or (ii) to continued employment with Schlumberger or any Subsidiary.

Section 8.17 Obligations of Schlumberger US. Schlumberger shall take all action necessary to cause Schlumberger US to perform its obligations under this Agreement.

Article 9

CONDITIONS

Section 9.1 Conditions to Certain Obligations of Each Party to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) The Cameron Stockholder Approval shall have been obtained.

(b) (i) Any applicable waiting period under the HSR Act shall have expired or been earlier terminated, and (ii) the European Commission shall have issued a decision under the EC Merger Regulation declaring the Merger compatible with the common market, or, if the European Commission has adopted any decision under Article 9 of the EC Merger Regulation to refer the Merger in part to any Member State of the European Economic Area, the European Commission shall have issued a decision declaring the part of the Merger not so referred to that Member State compatible with the common market and every Member State to which part of the Merger has been referred under Article 9 having issued a decision clearing the Merger.

(c) All applicable waiting and other time periods under other Regulatory Laws, other than the HSR Act and the EC Merger Regulation, shall have expired, lapsed or been terminated (as appropriate) and all regulatory clearances in the jurisdictions set forth in Section 9.1(c) of the Cameron Disclosure Letter shall have been obtained, except for those waiting and other time periods and clearances or approvals the failure of which to expire, lapse, terminate or be obtained would not reasonably be expected to have a Cameron Material Adverse Effect or a Schlumberger Material Adverse Effect (after giving effect to the Merger).

(d) No judgment, injunction, order or decree of any Governmental Entity of competent jurisdiction in the United States, the European Union, or a jurisdiction whose waiting or time period must expire, lapse or terminate or whose clearance or approval must be obtained under Section 9.1(c) (a “9.1(c) Jurisdiction”) shall prohibit or enjoin the consummation of the Merger; provided, however, that, the party attempting to invoke this condition to delay the Closing shall have complied with Section 8.4 and 8.6, and with respect to other matters not covered by Section 8.4 and 8.6, used its reasonable best efforts to have any such judgment, injunction, order or decree lifted or vacated prior to the Termination Date; and no law, statute, rule or regulation shall have been enacted by any Governmental Entity of competent jurisdiction in the United States, the European Union, or a 9.1(c) Jurisdiction which prohibits or makes unlawful the consummation of the Merger.

(e) The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and be in effect and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(f) The shares of Schlumberger Common Stock to be issued in the Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance.

Section 9.2 Conditions to Obligation of Cameron to Effect the Merger. The obligation of Cameron to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) Each of Schlumberger US, Merger Sub and Schlumberger shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and Cameron shall have received a certificate of Schlumberger, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

(b) The representations and warranties of Schlumberger US, Merger Sub and Schlumberger (i) in Section 6.3 and Section 7.3 shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specified date, in which case only as of such specified date), and (ii) contained in this Agreement (other than in Section 6.3 and Section 7.3) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specified date, in which case only as of such specified date), except where the failure of such representations to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to Section 6.9 and Section 7.9, “Schlumberger Material Adverse Effect” set forth therein) has not had or would not reasonably be expected to have, individually or in the aggregate, a Schlumberger Material Adverse Effect. Cameron shall have received a certificate of Schlumberger, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

Section 9.3 Conditions to Obligation of Schlumberger to Effect the Merger. The obligations of Schlumberger US, Merger Sub and Schlumberger to effect the Merger shall be subject to the satisfaction or waiver at or prior to the Closing Date of the following conditions:

(a) Cameron shall have performed, in all material respects, its covenants and agreements contained in this Agreement required to be performed on or prior to the Closing Date, and Schlumberger shall have received a certificate of Cameron, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

(b) The representations and warranties of Cameron (i) in Section 5.3(a) and Section 5.3(c) shall be true and correct in all material respects, as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specified date, in which case only as of such specified date), and (ii) contained in this Agreement (other than in Section 5.3(a) and Section 5.3(c)) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made as of such date (except to the extent such representations and warranties expressly relate to a specified date, in which case only as of such specified date), except where the failure of such representations to be so true and correct (without giving effect to any limitation as to materiality or, other than with respect to the first sentence of Section 5.10, “Cameron Material Adverse Effect” set forth therein) has not had or would not reasonably be expected to have, individually or in the aggregate, a Cameron Material Adverse Effect. Schlumberger shall have received a certificate of Cameron, executed on its behalf by its President or one of its Vice Presidents, dated the Closing Date, certifying to such effect.

Article 10

TERMINATION

Section 10.1 Termination by Mutual Consent. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Cameron Stockholder Approval, by the mutual written consent of Cameron, Schlumberger US and Schlumberger.

Section 10.2 Termination by Schlumberger or Cameron. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the receipt of the Cameron Stockholder Approval, by action of the Cameron Board or the Board of Directors of Schlumberger if:

(a) the Merger shall not have been consummated by August 25, 2016 (the “Initial Termination Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(a) shall not be available to any party whose failure to perform or observe in any material respect any of its obligations under this Agreement in any manner shall have been the cause of, or resulted in, the failure of the Merger to occur on or before such date; provided, further, that if on the Initial Termination Date the condition to Closing set forth in Section 9.1(b), (c) or (d) (but for purposes of Section 9.1(d) only if such judgment, order or decree is attributable to a Regulatory Law) shall not have been fulfilled but all other conditions to Closing shall be or shall be capable of being fulfilled, then the Initial Termination Date may be extended on one or more occasions at the option of either Schlumberger or Cameron by written notice to the other to a date not later than November 25, 2016. As used in this Agreement, the term “Termination Date” shall mean the Initial Termination Date, unless the Initial Termination Date has been extended pursuant to the last sentence of Section 8.2 or the foregoing proviso, in which case, the term “Termination Date” shall mean the date to which the Termination Date has been extended;

(b) the Cameron Stockholders Meeting (including adjournments and postponements) shall have concluded and the Cameron Stockholder Approval shall not have been obtained; provided, however, that the right to terminate this Agreement pursuant to this Section 10.2(b) shall not be available to Cameron if it has not materially complied with its obligations under Section 8.3; or

(c) a court of competent jurisdiction in the United States, the European Union or a 9.1(c) Jurisdiction shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 10.2(c) shall have complied with Section 8.4 and Section 8.6 and, with respect to other matters not covered by Section 8.4 and Section 8.6, shall have used its reasonable best efforts to remove such injunction, order or decree.

Section 10.3 Termination by Cameron. This Agreement may be terminated at any time prior to the Effective Time by action of the Cameron Board:

(a) if there has been a breach by Schlumberger US or Schlumberger of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Schlumberger US or Schlumberger shall have become untrue, in either case such that the conditions set forth in Section 9.2 would not be satisfied, and such breach or failure to be true and correct is not curable by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.3(a) shall not be available to Cameron if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that the conditions set forth in Section 9.3(a) and Section 9.3(b) shall not be satisfied; or

(b) at any time prior to obtaining the Cameron Stockholder Approval, in order to enter into any agreement, understanding or arrangement providing for a Superior Proposal in accordance with Section 8.3(b); provided, that Cameron shall concurrently with such termination pay to Schlumberger the Termination Fee in accordance with Section 10.5(a).

Section 10.4 Termination by Schlumberger. This Agreement may be terminated at any time prior to the Effective Time by action of the Board of Directors of Schlumberger, if:

(a) there has been a breach by Cameron of any representation, warranty, covenant or agreement set forth in this Agreement or if any representation or warranty of Cameron shall have become untrue, in either case such that the conditions set forth in Section 9.3 would not be satisfied, and such breach or failure to be true and correct is not curable by the Termination Date; provided, however, that the right to terminate this Agreement pursuant to this Section 10.4(a) shall not be available to Schlumberger if it, at such time, is in breach of any representation, warranty, covenant or agreement set forth in this Agreement such that any of the conditions set forth in Section 9.2(a) and Section 9.2(b) shall not be satisfied; or

(b) the Cameron Board shall have failed to recommend its approval or recommendation of this Agreement or the Merger or there has been a Change in Recommendation, whether or not permitted by the terms hereof.

Section 10.5 Effect of Termination.

(a) Cameron shall pay Schlumberger US a fee of $321 million (the “Termination Fee”):

(i) if this Agreement is terminated pursuant to Section 10.2(b), and (x) such termination occurs after an Acquisition Proposal shall have been made known to Cameron (including any of its Representatives) and communicated publicly or shall have been made directly to the stockholders of Cameron by any person, in each case such Acquisition Proposal shall not have been withdrawn, and (y) within one year after such termination, Cameron enters into a definitive agreement with respect to an Acquisition Proposal or an Acquisition Proposal is consummated;

(ii) if this Agreement is terminated pursuant to Section 10.3(b); or

(iii) if this Agreement is terminated pursuant to Section 10.4(b);

which fee shall be payable: in the case of clause (i), upon the first to occur of such entering into a definitive agreement or consummation referred to in subclause (y) thereof; and in the case of clauses (ii) and (iii), upon such termination; provided that for purposes of this Section 10.5(a), the references to “33%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”. Any amount payable pursuant to this Section 10.5(a) shall be reduced by any amount paid pursuant to Section 10.5(b). Schlumberger US, Merger Sub and Schlumberger agree that in the event that the Termination Fee is paid or may be payable to Schlumberger US pursuant to this Section 10.5(a), the payment of such Termination Fee shall be the sole and exclusive remedy of Schlumberger, its Subsidiaries or any of their respective stockholders, affiliates, officers, directors, employees or Representatives (collectively, “Related Persons”) against Cameron or any of its Related Persons for, and in no event will Schlumberger or any of its Related Persons be entitled to recover any other money damages or any other remedy based on a claim in law or equity with respect to, (1) any loss suffered as a result of the failure of the Merger to be consummated, (2) the termination of this Agreement, (3) any liabilities or obligations arising under this Agreement, or (4) any claims or actions arising out of or relating to any breach, termination or failure of or under this Agreement, and upon payment to Schlumberger US of the Termination Fee, neither Cameron nor any Related Person of Cameron shall have any further liability or obligation to Schlumberger or any of its Related Persons relating to or arising out of this Agreement or the transactions contemplated hereby (subject to Section 10.5(f)).

(b) Without limiting the rights of Schlumberger US and Schlumberger under Section 10.5(f), if this Agreement is terminated (i) pursuant to Section 10.2(b) and no Termination Fee is yet payable in respect thereof pursuant to Section 10.5(a), or (ii) pursuant to Section 10.4(a) because there has been a willful and material breach by Cameron of any covenant or agreement set forth herein, then Cameron shall reimburse Schlumberger US and Schlumberger for their actual costs and expenses incurred in connection with the transactions contemplated hereby in an amount not to exceed $10 million.

(c) Without limiting the rights of Cameron under Section 10.5(f), if this Agreement is terminated by Cameron pursuant to Section 10.3(a) because there has been a willful and material breach by Schlumberger US or Schlumberger of any covenant or agreement set forth herein, then Schlumberger US shall reimburse Cameron for its actual costs and expenses incurred in connection with the transactions contemplated hereby in an amount not to exceed $10 million.

(d) All payments under this Section 10.5 shall be made promptly upon becoming due by wire transfer of immediately available funds to an account designated by the receiving party.

(e) Each of Cameron, Schlumberger US and Schlumberger acknowledge that the agreements contained in this Section 10.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither Cameron, Schlumberger US nor Schlumberger would enter into this Agreement; accordingly, if either Cameron fails to pay, or Schlumberger US fails to pay, as applicable, any amount due pursuant to this Section 10.5, and, in order to obtain such payment, the party entitled to such payment commences a suit which results in a judgment against the party failing to pay for the fees to which reference is made in this Section 10.5, then such party shall pay to the party entitled to such payment its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest through the date of payment on the amount of the fee at the prime lending rate prevailing during such period as published in The Wall Street Journal.

(f) In the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article 10, all obligations of the parties hereto shall terminate, except the obligations of the parties pursuant to this Section 10.5, the last sentence of Section 8.10 and Section 8.12, Section 8.15 and Article 11, provided that nothing herein shall relieve any party from any liability for any willful and material breach by such party of any of its representations, warranties, covenants or agreements set forth in this Agreement (it being understood that the failure of a party to effect the Closing when required under the terms of this Agreement shall constitute a willful and material breach), and all rights and remedies of such nonbreaching party under this Agreement in the case of such a willful and material breach, at law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement, and the provisions of such Confidentiality Agreement shall apply to all information and material delivered by any party hereunder.

Article 11

GENERAL PROVISIONS

Section 11.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time; provided, however, that the agreements contained in Article 4 and in Section 3.1, Section 3.2, Section 8.9, Section 8.15, Section 8.16 and Section 8.17 and this Article 11 shall survive the Effective Time.

Section 11.2 Notices. Any notice, request, instruction or other document required to be given hereunder by any party to the others shall be in writing and sent by facsimile transmission (with proof of transmission), by overnight courier (with proof of service), hand delivery or by electronic mail transmission (with proof of transmission), addressed as follows:

(a) if to Cameron:

Cameron International Corporation
1333 West Loop South, Suite 1700
Houston, Texas 77027
Attention: General Counsel
Facsimile: (713) 513-3421

with a copy to:

Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
Attention: Scott A. Barshay, Esq.
George F. Schoen, Esq.
O. Keith Hallam, III, Esq.
Facsimile: (212) 474-3700
Email: sbarshay@cravath.com
gschoen@cravath.com
khallam@cravath.com

(b) if to Schlumberger US, Merger Sub or Schlumberger:

Schlumberger N.V.
5599 San Felipe
Houston, Texas 77056
Attention: General Counsel
Facsimile: (713) 375-3481

with a copy to:

Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002-4995
Attention:	J. David Kirkland, Jr.
Tull R. Florey
Andrew J. Ericksen
Facsimile:	(713) 229-7701
Email:	david.kirkland@bakerbotts.com
tull.florey@bakerbotts.com
aj.ericksen@bakerbotts.com

or to such other address as any party shall specify by written notice so given. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; upon confirmation of successful transmission, if sent by facsimile or electronic mail transmission (provided that if given by facsimile or electronic mail transmission, such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 11.3 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 11.4 Third-Party Beneficiaries. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 8.15, nothing in this Agreement, expressed or implied, is intended to confer standing to any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns except, following the Effective Time, for the provisions of Section 4.1 and Section 8.15.

Section 11.5 Entire Agreement. This Agreement, the exhibits to this Agreement, the Cameron Disclosure Letter, the Schlumberger US Disclosure Letter, the Schlumberger Disclosure Letter and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements, understandings, representations and warranties, both oral and written, among the parties with respect thereto, except that the Confidentiality Agreement shall continue in effect.

Section 11.6 Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after the Cameron Stockholder Approval, but after the Cameron Stockholder Approval has been obtained, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

Section 11.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to its rules of conflicts of laws. Each of the parties hereto hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the Delaware Court of Chancery, or in the event (but only in the event) that such court does not have subject matter jurisdiction over such action or proceeding, the United States District Court for the District of Delaware (in either case, the “Delaware Court”), for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in the applicable Delaware Court) and agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns shall be brought and determined exclusively in the applicable Delaware Court. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the applicable Delaware Court for any reason other than the failure to serve in accordance with this Section 11.7, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by Applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. EACH OF THE PARTIES HERETO IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF THE APPLICABLE DELAWARE COURT IN ANY SUCH ACTION OR PROCEEDING BY THE DELIVERY OF COPIES THEREOF AS SET FORTH IN SECTION 11.2, SUCH SERVICE OF PROCESS TO BE EFFECTIVE WHEN DEEMED GIVEN PURSUANT TO SECTION 11.2. NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY OTHER MANNER PERMITTED BY APPLICABLE LAW. EACH OF THE PARTIES HERETO EXPRESSLY ACKNOWLEDGES THAT THE FOREGOING WAIVER IS INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.8 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

Section 11.9 Headings. Headings of the Articles and Sections of this Agreement are for the convenience of the parties only and shall be given no substantive or interpretative effect whatsoever.

Section 11.10 Interpretation; Disclosure Letter. Unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, words denoting any gender shall include all genders, and words denoting natural persons shall include corporations, limited liability companies and partnerships and vice versa. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article, Section, Exhibit or Schedule, as applicable, of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Any matter disclosed in a section of the Cameron Disclosure Letter, the Schlumberger US Disclosure Letter or the Schlumberger Disclosure Letter shall be deemed disclosed for the purposes of the Section of this Agreement to which such section relates and any other Sections of this Agreement to the extent it is reasonably apparent that such disclosure also qualifies or applies to such other Sections. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 11.11 Definitions. In this Agreement:

(a) The phrase “to the knowledge of” and similar phrases relating to knowledge of Cameron or Schlumberger, as the case may be, shall mean the actual knowledge of its executive officers and senior management set forth in Section 11.11(a) of the Cameron Disclosure Letter in the case of Cameron and Section 11.11(a) of the Schlumberger Disclosure Letter in the case of Schlumberger.

(b) The term “Debt” shall mean, with respect to any person, the aggregate amount of, without duplication, (i) all obligations for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, (iv) all capitalized lease obligations, (v) all obligations or liabilities of others secured by a lien on any asset owned by such person whether or not such obligation or liability is assumed, to the extent of the lesser of such obligation or liability or the book value of such asset, and (vi) any other obligations or liabilities which are required by GAAP to be shown as debt on a balance sheet.

(c) The term “Governmental Entity” shall mean any supranational, national (including United States), state, municipal, local or non-U.S. government, any instrumentality, subdivision, court, tribunal, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

(d) The term “Material Adverse Effect” with respect to any person shall mean (i) a material adverse effect on or material adverse change in the business, assets, liabilities, financial condition or results of operations of such person and its Subsidiaries, taken as a whole, other than any effect or change relating to or resulting from (A) changes or conditions affecting the economy or financial markets in general, including changes in interest or exchange rates, (B) changes or conditions in the industries in which the person operates, including changes in or changes, effects, events or occurrences generally affecting the prices of oil, gas, natural gas, natural gas liquids or other commodities, (C) the announcement or the existence of, or compliance with, or taking any action required or permitted by this Agreement or the transactions contemplated hereby or any litigation referred to in Section 8.14, (D) taking any action by such person at the written request of Merger Sub, Schlumberger US or Schlumberger, in the case of Cameron, or of Cameron, in the case of Merger Sub, Schlumberger US or Schlumberger, (E) any weather-related or other force majeure event or outbreak or escalation of hostilities or acts of war (whether or not declared) or terrorism, (F) changes in Applicable Law or in GAAP or in accounting standards, or any changes in the interpretation or enforcement of any of the foregoing, or any changes in general legal, regulatory or political conditions, (G) any change in such person’s credit ratings, (H) any decline in the market price, or change in trading volume, of the capital stock of such person, or (I) any failure to meet any internal or public projections, forecasts, guidance, estimates, milestones, budgets or internal or published financial or operating predications of revenue, earnings, cash flow or cash position (it being understood that the exceptions in clauses (G), (H) and (I) shall not prevent or otherwise affect a determination that the underlying cause of any such change, decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clause (i) hereof) is a Material Adverse Effect); provided that, in the case of clauses (A), (B), (E) and (F), to the extent the impact on the person in question and its Subsidiaries, taken as a whole, is disproportionate to the impact on other similarly situated entities, the incrementally disproportionate impact or impacts may be taken into account in determining whether there has been, or would reasonably be expected to be, a Material Adverse Effect or (ii) a material adverse effect on or material adverse change in the ability of the person to perform its obligations under this Agreement or to consummate the Merger and the other transactions contemplated by this Agreement. “Cameron Material Adverse Effect” and “Schlumberger Material Adverse Effect” mean a Material Adverse Effect with respect to Cameron and Schlumberger, respectively.

(e) The term “Permitted Lien” means (i) any liens for Taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens, (iii) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation or (iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business, which do not in any case materially detract from the utilization of the property subject thereto.

(f) The term “person” means an individual, corporation, limited liability company, partnership, association, trust, unincorporated association, other entity or group (as defined in the Exchange Act).

(g) The term “Subsidiary,” when used with respect to any person, means any corporation or other organization (including a limited liability company), whether incorporated or unincorporated, (i) of which such person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect at least a majority of the board of directors or others performing similar functions with respect to such corporation or other organization or (ii) any organization of which such person is, in the case of a partnership, a general partner (excluding partnerships, the general partnership interests of which held by such person or any Subsidiary of such person do not have a majority of the voting interests in such partnership) or, in the case of a limited liability company, the managing member (excluding limited liability companies in which the managing member does not have a majority of the voting interests in such limited liability company).

(h) The term “Tax” or “Taxes” means all net income, gross income, gross receipts, sales, use, ad valorem, transfer, value added, registration, accumulated earnings, excess profits, franchise, profits, license, withholding, payroll, employment, unemployment, social security (or similar), excise, severance, stamp, occupation, premium, property, disability, capital stock, alternative or add-on minimum, estimated, or windfall profits taxes, customs duties or other taxes, fees, assessments or governmental charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority.

Section 11.12 Extensions; Waiver. At any time prior to the Effective Time, each party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

Section 11.13 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

Section 11.14 Enforcement of Agreement. The parties hereto agree that irreparable damage for which monetary relief (including any fees payable pursuant to this Agreement), even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the applicable Delaware Court without proof of damages, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit itself to the personal jurisdiction of the applicable Delaware Court in the event any dispute arises out of this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it will not bring any action relating to this Agreement in any court other than the applicable Delaware Court and (d) waives any right to trial by jury with respect to any action related to or arising out of this Agreement. The parties hereto agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the parties otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that any party hereto seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.14 shall not be required to provide any bond or other security in connection with any such order or injunction.

Section 11.15 Waiver of Jury Trial. EACH OF SCHLUMBERGER US, MERGER SUB, SCHLUMBERGER AND CAMERON HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS OF TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREBY.

IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

SCHLUMBERGER HOLDINGS CORPORATION

By:	/s/ Daniel Yates
Name:	Daniel Yates
Title:	Vice President

RAIN MERGER SUB LLC

By:	/s/ Vijay Kasibhatla
Name:	Vijay Kasibhatla
Title:	President

SCHLUMBERGER N.V.

By:	/s/ Paal Kibsgaard
Name:	Paal Kibsgaard
Title:	Chairman and Chief Executive Officer

CAMERON INTERNATIONAL CORPORATION

By:	/s/ Jack B. Moore
Name:	Jack B. Moore
Title:	Chairman and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

ANNEX B

GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to §

251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)	At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)	From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

ANNEX C

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

August 25, 2015

Cameron International Corporation

1333 West Loop South, Suite 1700

Houston, TX 77027

Attention: Board of Directors

Members of the Board:

You have asked us to advise you in your capacity as the Board of Directors (the “Board”) of Cameron International Corporation (the “Company”) with respect to the fairness, from a financial point of view, to the holders of Common Stock, par value $0.01 per share (“Company Common Stock”), of the Company of the Merger Consideration (as defined below) to be received by such holders in the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated August 25, 2015 (the “Agreement”), by and among Schlumberger Holdings Corporation (“US Holdings”), an indirect wholly owned subsidiary of Schlumberger N.V. (the “Acquiror”), Rain Merger Sub LLC, a wholly owned subsidiary of US Holdings (“Merger Sub”), the Acquiror and the Company. We understand that, among other things, pursuant to the Agreement, the Company will merge with Merger Sub (the “Merger”), each outstanding share of Company Common Stock will be converted into the right to receive 0.716 shares of common stock, par value $0.01 per share (“Acquiror Common Stock”), of the Acquiror (the “Stock Consideration”) and $14.44 in cash (the “Cash Consideration” and, together with the Stock Consideration, the “Merger Consideration”) and the Company will become a wholly owned subsidiary of the Acquiror.

In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to the Company and the Acquiror. We have also reviewed certain other information relating to the Company and the Acquiror, including financial forecasts for the Company reviewed and discussed with us by the management of the Company (the “Company Projections”) and certain publicly available research analyst estimates with respect to future financial performance of the Acquiror (the “Acquiror Street Estimates”). We have also received guidance from management of the Company regarding the potential adverse financial implications of recent developments affecting the oil and gas industry, including the increased volatility and uncertainty regarding future oil and gas prices. We have also spoken with the managements of the Company and the Acquiror regarding the business and prospects of the Company and the Acquiror, respectively. We have also considered certain financial and stock market data of the Company and the Acquiror, and we have compared that data with similar data for other companies with publicly traded equity securities in businesses we deemed similar to those of the Company and the Acquiror, respectively, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and other transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review we have not independently verified any of the foregoing information, and we have assumed and relied upon such information being complete and accurate in all respects. We have been advised by management of the Company that recent developments affecting the oil and gas industry, including the increased volatility and uncertainty regarding future oil and gas prices, have raised concerns that the Company Projections will be more difficult to achieve than management of the Company believed at the time the Company Projections were prepared. Nevertheless, although such developments and the resulting uncertainty make the Company’s future financial performance difficult to predict, management of the Company has advised us and we have assumed that the Company Projections continue to reflect the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. With respect to the

Acquiror Street Estimates that we have used and relied upon for purposes of our analyses and this opinion, management of the Acquiror has advised us and we have assumed that such Acquiror Street Estimates are reasonable estimates as to the future financial performance of the Acquiror. At the direction of management of the Company, we have assumed that the Company Projections and the Acquiror Street Estimates are a reasonable basis on which to evaluate the Company, the Acquiror and the Merger and we have used and relied upon such forecasts and estimates for purposes of our analyses and this opinion. We express no view or opinion with respect to the Company Projections or the Acquiror Street Estimates or the assumptions upon which they are based. We also have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, the Acquiror or the contemplated benefits of the Merger. With your consent we have also assumed that the Merger will be consummated in compliance with all applicable laws and regulations and in accordance with the terms of the Agreement, without waiver, modification or amendment of any term, condition or agreement thereof that is material to our analyses or this opinion. We have not investigated or otherwise evaluated, and our opinion does not address, the potential effects of the Merger on the federal, state or other taxes or tax rates payable by the Company, the Acquiror or their respective security holders and, with your consent, we have assumed, that the Company and the Acquiror will not incur any gain or loss as a result of the merger and that, except as would not be material to our analyses or this opinion, such taxes and tax rates will not be adversely affected by or after giving effect to the Merger. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or the Acquiror, nor have we been furnished with any such evaluations or appraisals.

Our opinion addresses only the fairness, from a financial point of view, to the holders of Company Common Stock of the Merger Consideration to be received by such holders in the Merger pursuant to the Agreement and does not address any other aspect or implication (financial or otherwise) of the Merger or any agreement, arrangement or understanding entered into in connection therewith or otherwise, including, without limitation, the form and structure of the Merger and the Merger Consideration or the fairness of the amount or nature of, or any other aspect relating to, any compensation or consideration to be received by or otherwise payable to any officers, directors, employees, securityholders or affiliates of any party to the Merger, or class of such persons, relative to the Stock Consideration, the Cash Consideration, the Merger Consideration or otherwise. Furthermore, we are not expressing any advice or opinion regarding matters that require legal, regulatory, accounting, insurance, tax, environmental, executive compensation or other similar professional advice. We have assumed that the Company has or will obtain such advice or opinions from the appropriate professional sources. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. In addition, as you are aware, the financial projections and estimates that we have reviewed relating to the future financial performance of the Company and the Acquiror reflect certain assumptions regarding the oil and gas industry and the future commodity prices associated with the oil and gas industry that are subject to significant uncertainty and volatility and that, if different than assumed, could have a material impact on our analyses and this opinion. Our opinion does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to the Company, nor does it address the underlying business decision of the Board or the Company to proceed with or effect the Merger. We are not expressing any opinion as to what the value of shares of Acquiror Common Stock actually will be when issued pursuant to the Merger or the price or range of prices at which shares of Acquiror Common Stock or Company Common Stock may be purchased or sold at any time. We were not requested to, and did not, solicit third party indications of interest in acquiring all or any part of the Company.

We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates have in the past provided other financial advice and services to the Company, the Acquiror and/or their respective affiliates for which we and our affiliates have received compensation including having acted as joint bookrunning lead managing underwriter of public offerings of debt securities by the Company in December, 2013 and June, 2014 and having acted as financial advisor to the Company in connection with the formation of a joint venture with the Acquiror that closed in June, 2013. We and our affiliates may in the future provide other financial advice and services to the Company, the Acquiror and/or their respective affiliates for which we and our affiliates would expect to receive compensation and are currently a lender to the Company. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates’ own accounts and the accounts of customers, any currency or commodity that may be involved in the Merger and equity, debt and other securities and financial instruments (including bank loans and other obligations) of the Company, the Acquiror and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies and their affiliates.

It is understood that this letter is for the information of the Board (in its capacity as such) in connection with its consideration of the Merger and does not constitute a recommendation to the Board with respect to the proposed Merger or advice or a recommendation to any holder of Company Common Stock as to how such holder should vote or act on any matter relating to the proposed Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Company Common Stock in the Merger pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Credit Suisse Securities (USA) LLC

CREDIT SUISSE SECURITIES (USA) LLC

PART II.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.	INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article 10 of Schlumberger’s Articles of Incorporation and Article V of Schlumberger’s Amended and Restated By-Laws contain provisions providing for indemnification of Schlumberger’s directors, officers, employees and agents. Article 10 of the Articles of Incorporation permits (but does not require) Schlumberger to indemnify directors, officers, employees and agents, except that indemnification is mandatory with respect to a present or former officer or director in the event of a change of control or if such present or former officer or director has been successful on the merits or otherwise in the defense of any action, suit or proceeding. Article V of Schlumberger’s Amended and Restated By-Laws contains mandatory indemnification for current and former directors and officers as described below.

To the fullest extent permitted by applicable law, Schlumberger will indemnify any current or former director or officer who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Schlumberger) by reason of the fact that he or she is or was a director or officer of Schlumberger, or is or was a director of any subsidiary of Schlumberger or an officer appointed or elected by the board of directors of Schlumberger or of a subsidiary, or is or was any such officer or director of Schlumberger or of a subsidiary of Schlumberger serving at the request of Schlumberger as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Schlumberger, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of Schlumberger, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful; provided, however, that, except with respect to proceedings to enforce rights to indemnification and advancement, Schlumberger will indemnify any such person in connection with a proceeding (or part thereof) initiated by such person (including claims and counterclaims, whether such counterclaims are asserted by (a) such person, or (b) Schlumberger in a proceeding initiated by such person) only if such proceeding (or part thereof) was authorized by the Board of Directors of Schlumberger. Schlumberger is required to indemnify any present or former officer or director of Schlumberger to the fullest extent allowed by the preceding paragraphs in the event of a “Change of Control.” “Change of Control” means a change in control of Schlumberger, which will be deemed to have occurred if at any time (i) any entity, person or organization is or becomes the legal or beneficial owner, directly or indirectly, of securities of Schlumberger representing 30% or more of the combined voting power of Schlumberger’s then outstanding shares without the prior approval of at least two-thirds of the members of the Board of Directors in office immediately prior to such entity, person or organization attaining such percentage interest; (ii) Schlumberger is a party to a merger, consolidation, share exchange, sale of assets or other reorganization, or a proxy contest, as a consequence of which members of the Board of Directors in office immediately prior to such transaction or event constitute less than a majority of the Board of Directors thereafter; or (iii) during any 15-month period, individuals who at the beginning of such period constituted the Board of Directors (including for this purpose any new director whose election or nomination for election by Schlumberger’s stockholders was approved by a vote of at least two-thirds of the directors then still in office who were directors at the beginning of such period) cease for any reason to constitute at least a majority of the Board of Directors.

To the fullest extent permitted by applicable law, Schlumberger will indemnify any current or former director or officer of Schlumberger who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Schlumberger to procure a judgment in Schlumberger’s favor by reason of the fact that such person is or was a director, officer, employee or agent of Schlumberger, or is or was serving at the request of Schlumberger as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of Schlumberger and except that no indemnification may be made in respect of any claim, issue or matter as to which such person has been finally adjudged to be liable to Schlumberger for improper conduct unless and only to the extent that the court in which that action or suit was brought or any other court having appropriate jurisdiction determines upon application that, despite the adjudication of liability, but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for those expenses, judgments, fines and amounts paid in settlement which the court in which the action or suit was brought or such other court having appropriate jurisdiction deems proper. Schlumberger is required to indemnify any present or former officer or director to the fullest extent allowed by this paragraph in the event of a Change of Control (as defined above).

Any indemnification under the first two paragraphs in this item (unless ordered by a court) may be extended to current or former employees or agents of Schlumberger or a subsidiary of Schlumberger only as authorized by the Chief Executive Officer or by contract approved, or by-laws, resolution or other action adopted or taken, by the board of directors or by the stockholders.

Expenses (including attorneys’ fees) incurred by a present or former director or a present officer of Schlumberger or any subsidiary of Schlumberger in defending any civil or criminal, administrative or investigative action, suit or proceeding will be paid by Schlumberger in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it is ultimately determined that such person is not entitled to be indemnified by Schlumberger.

Schlumberger may pay such expenses (including attorneys’ fees) incurred by former officers or other employees and agents upon such terms and conditions, if any, it deems appropriate.

The indemnification and advancement of expenses described above are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any law, by-law, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, and, unless otherwise provided when authorized or ratified, continues as to a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of that person.

Schlumberger has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of Schlumberger, or is or was serving at the request of Schlumberger in such a capacity for another corporation, partnership, joint venture, trust or other enterprise or entity against any liability asserted against that person and incurred by that person in any of those capacities or arising out of such person’s status as such, whether or not Schlumberger would have the power to indemnify such person against such liability.

References to Schlumberger include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or entity, stands in the same position with respect to the resulting or surviving corporation as such person would have had with respect to such constituent corporation if its separate existence had continued.

References to “other enterprises” includes employee benefit plans; references to “fines” includes any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of Schlumberger” includes any service as a director, officer, employee or agent of Schlumberger which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan will be deemed to have acted in a manner “not opposed to the best interests of Schlumberger.”

A member of the Board of Directors, or a member of any committee designated by the Board of Directors, will, in the performance of such member’s duties, be fully protected in relying in good faith upon the records of Schlumberger and upon such information, opinions, reports or statements presented to Schlumberger by any of Schlumberger’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of Schlumberger.

In addition, Schlumberger maintains directors’ and officers’ liability insurance which insures against certain liabilities that the officers and directors of Schlumberger may incur in such capacities.

ITEM 21.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

2.1*	Agreement and Plan of Merger among Schlumberger Holdings Corporation, Rain Merger Sub LLC, Schlumberger Limited (Schlumberger N.V.) and Cameron International Corporation, dated August 25, 2015 (attached as Annex A to the proxy statement/prospectus that is part of this Registration Statement).

3.1	Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 6, 2011 (incorporated by reference to Exhibit 3 to Schlumberger’s Current Report on Form 8-K filed on April 7, 2011).

3.2	Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on May 12, 2015 (incorporated by reference to Exhibit 3.1 to Schlumberger’s Current Report on Form 8-K filed on May 14, 2015).

5.1**	Form of Opinion of STvB Advocaten (Curaçao) N.V.

21.1	Subsidiaries of Schlumberger Limited (Schlumberger N.V.) (incorporated by reference to Exhibit 21 to Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014).

23.1**	Consent of STvB Advocaten (Curaçao) N.V. (included in the opinion filed as Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Schlumberger Limited (Schlumberger N.V.).

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm for Cameron International Corporation.

24.1*	Powers of Attorney.

99.1**	Form of Proxy Card of Cameron International Corporation.

99.2*	Consent of Credit Suisse Securities (USA) LLC.

*	Filed herewith.
**	To be filed by amendment.

ITEM 22.	UNDERTAKINGS

Reg S-K, Item 512(a) Undertaking:

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933.

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

Reg S-K, Item 512(b) Undertaking:

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Reg S-K, Item 512(g) Undertaking:

(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Reg S-K, Item 512(h) Undertaking:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Form S-4, Item 22(b) Undertaking:

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

Form S-4, Item 22(c) Undertaking:

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on October 2, 2015.

SCHLUMBERGER N.V.
(Schlumberger Limited)

By:	/s/ Howard Guild
Howard Guild
Chief Accounting Officer

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Paal Kibsgaard	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)	October 2, 2015

* Simon Ayat	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	October 2, 2015

* Howard Guild	Chief Accounting Officer (Principal Accounting Officer)	October 2, 2015

* Peter L.S. Currie	Director	October 2, 2015

* V. Maureen Kempston Darkes	Director	October 2, 2015

* Nikolay Kudryavtsev	Director	October 2, 2015

* Michael E. Marks	Director	October 2, 2015

* Indra K. Nooyi	Director	October 2, 2015

* Lubna S. Olayan	Director	October 2, 2015

* Leo Rafael Reif	Director	October 2, 2015

* Tore I. Sandvold	Director	October 2, 2015

Signature	Title	Date

* Henri Seydoux	Director	October 2, 2015

* By:	/s/ Alexander C. Juden
Name: Alexander C. Juden, Attorney-in-Fact

EXHIBIT INDEX

2.1*	Agreement and Plan of Merger among Schlumberger Holdings Corporation, Rain Merger Sub LLC, Schlumberger Limited (Schlumberger N.V.) and Cameron International Corporation, dated August 25, 2015 (attached as Annex A to the proxy statement/prospectus that is part of this Registration Statement).

3.1	Articles of Incorporation of Schlumberger Limited (Schlumberger N.V.), as last amended on April 6, 2011 (incorporated by reference to Exhibit 3 to Schlumberger’s Current Report on Form 8-K filed on April 7, 2011).

3.2	Amended and Restated By-Laws of Schlumberger Limited (Schlumberger N.V.), as last amended on May 12, 2015 (incorporated by reference to Exhibit 3.1 to Schlumberger’s Current Report on Form 8-K filed on May 14, 2015).

5.1**	Form of Opinion of STvB Advocaten (Curaçao) N.V.

21.1	Subsidiaries of Schlumberger Limited (Schlumberger N.V.) (incorporated by reference to Exhibit 21 to Schlumberger’s Annual Report on Form 10-K for the year ended December 31, 2014).

23.1**	Consent of STvB Advocaten (Curaçao) N.V. (included in the opinion filed as Exhibit 5.1).

23.2*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for Schlumberger Limited (Schlumberger N.V.).

23.3*	Consent of Ernst & Young LLP, independent registered public accounting firm for Cameron International Corporation.

24.1*	Powers of Attorney.

99.1**	Form of Proxy Card of Cameron International Corporation.

99.2*	Consent of Credit Suisse Securities (USA) LLC.

*	Filed herewith.
**	To be filed by amendment.